Filed pursuant to Rule 424(b)(4)
Registration No. 333-248465

34,615,384 Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of GoodRx Holdings, Inc. We are selling 23,422,727 shares of our Class A common stock and the selling stockholders named in this prospectus are selling 11,192,657 shares of our Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock to be offered by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of our Class A common stock is $33.00 per share. Our Class A common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “GDRX.”

Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible into one share of Class A common stock. Following the completion of this offering and the private placement (as defined below), outstanding shares of Class B common stock will represent approximately 98.9% of the voting power of our outstanding capital stock, assuming no exercise of the underwriters’ option to purchase additional shares.

Silver Lake (as defined herein) has agreed to purchase, subject to customary closing conditions, $100.0 million of our Class A common stock in a private placement at a purchase price per share equal to the initial public offering price of $33.00 per share of our Class A common stock, which we refer to as the private placement. The sale of such shares will not be registered under the Securities Act of 1933, as amended. The closing of this offering is not conditioned upon the closing of the private placement.

Following this offering and the private placement, we will be a “controlled company” within the meaning of the corporate governance rules of The Nasdaq Stock Market.

We are an “emerging growth company” under the federal securities laws and, as such, may elect to comply with certain reduced public reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

See the section titled “Risk Factors” beginning on page 19 to read about the factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$33.0000	$1,142,307,672
Underwriting discounts and commissions (1)	$1.8348	$63,512,307
Proceeds, before expenses, to us	$31.1652	$729,973,972
Proceeds, before expenses, to the selling stockholders	$31.1652	$348,821,394

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.

At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals associated with us. See the section titled “Underwriting—Directed Share Program.”

To the extent that the underwriters sell more than 34,615,384 shares of Class A common stock, we have granted the underwriters an option for a period of 30 days to purchase up to 5,192,307 additional shares at the initial public offering price less underwriting discounts and commissions.

Delivery of the shares of Class A common stock will be made on or about September 25, 2020.

Morgan Stanley	Goldman Sachs & Co. LLC	J.P. Morgan	Barclays

BofA Securities	Citigroup	Credit Suisse	RBC Capital Markets	UBS Investment Bank	Cowen	Deutsche Bank Securities	Evercore ISI

Citizens Capital Markets	KKR	LionTree	Raymond James	SVB Leerink	Academy Securities	Loop Capital Markets	R. Seelaus & Co., LLC	Ramirez & Co., Inc.

The date of this prospectus is September 22, 2020.

Our Mission: Help Americans get the healthcare they need at a price they can afford.

GoodRx
GoodRx
Stop paying too much for your prescriptions

HeyDoctor

GoodRx

GoodRx GoodRx Stop paying too much for your prescriptions Compare prices, find coupons and save up to 80% Goodrx

#1 most downloaded medical app1 4.9MM monthly active consumers2 80%+ repeat activity3 $20Bn+ consumer savings4 150Bn daily pricing data points 4 platform offerings GoodRx Prescriptions GoodRx Gold Subscriptions GoodRx Manufacturer Solutions Telehealth HeyDoctor GoodRx
1. Based on days with most downloads on Apple App Store and Google Play App Store 2017-June 30, 2020
2. For July 2020. See "General Information--Certain Definitions" for a definition of Monthly Active Consumers.
3. Since 2016. Repeat activity refers to the second and later use of our discounted prices by a single GoodRx consumer, whether refilling an existing prescription or filling a new prescription.
4. As of June 30, 2020. See "General Information--Certain Definitions" for a definition of savings. GoodRx

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of Class A common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock.

For investors outside the United States: We, the selling stockholders and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States.

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GENERAL INFORMATION

Certain Definitions

“Co-Founders” refers to Trevor Bezdek and Douglas Hirsch, our Co-Chief Executive Officers and members of our board of directors.

“consumers” refer to the general population in the United States that uses or otherwise purchases healthcare products and services. References to “our consumers” or “GoodRx consumers” refer to consumers that have used one or more of our offerings.

“discounted price” refers to a price for a prescription provided on our platform that represents a negotiated rate provided by one of our PBM partners at a retail pharmacy. Through our platform, our discounted prices are free to access for consumers by saving a GoodRx code to their mobile device for their selected prescription and presenting it at the chosen pharmacy. The term “discounted price” excludes prices we may otherwise source, such as prices from patient assistance programs for low-income individuals and Medicare prices, and any negotiated rates offered through our subscription offerings: GoodRx Gold, or Gold, and Kroger Rx Savings Club powered by GoodRx, or Kroger Savings.

“Francisco Partners” refers to investment funds associated with Francisco Partners, including Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P.

“GoodRx code” refers to codes that can be accessed by our consumers through our apps or websites or that can be provided to our consumers directly by healthcare professionals, including physicians and pharmacists, that allow our consumers free access to our discounted prices or a lower list price for their prescriptions when such code is presented at their chosen pharmacy.

“GMV” represents gross merchandise value, which is the aggregate price paid by our consumers who used a GoodRx code available through our platform for their prescriptions during such period. GMV excludes any prices paid by consumers linked to our other offerings, including our subscription offerings.

“Monthly Active Consumers” refers to the number of unique consumers who have used a GoodRx code to purchase a prescription medication in a given calendar month and have saved money compared to the list price of the medication. A unique consumer who uses a GoodRx code more than once in a calendar month to purchase prescription medications is only counted as one Monthly Active Consumer in that month. A unique consumer who uses a GoodRx code in two or three calendar months within a quarter will be counted as a Monthly Active Consumer in each such month. Monthly Active Consumers do not include subscribers to our subscription offerings, consumers of our pharmaceutical manufacturers solutions offering, or consumers who used our telehealth offerings. When presented for a period longer than a month, Monthly Active Consumers is averaged over the number of calendar months in such period.

“Monthly Visitors” refers to the number of individuals who visited our apps and websites in a given calendar month. Visitors to our apps and websites are counted independently. As a result, a consumer that visits or engages with our platform through both apps and websites will be counted multiple times in calculating Monthly Visitors, while family members who use a single computer to visit our websites will be counted only once. Additionally, Monthly Active Consumers who use a GoodRx code without accessing our apps or websites (since their GoodRx codes were saved in their profile at the pharmacy), will not be counted as Monthly Visitors. When presented for a period longer than a calendar month, Monthly Visitors is averaged over each calendar month in such period.

“net promoter score,” or “NPS,” refers to our net promoter score, which is a rating metric, expressed as a numerical value up to a maximum value of 100, that we use to gauge customer satisfaction. Net promoter score reflects responses to the following question on a scale of zero to ten: “How likely are you to recommend GoodRx to a friend or colleague?” Responses of 9 or 10 are considered “promoters,” responses of 7 or 8 are considered neutral or “passives,” and responses of 6 or less are considered “detractors.” We then subtract the number of respondents who are detractors from the number of respondents who are promoters and divide that number by the total number of respondents. Our methodology of calculating net promoter score for consumers reflects responses from consumers who utilize or otherwise engage with our platform via our websites, report that they used a discounted price found on our platform and choose to respond to the survey question. Our methodology of calculating net promoter score for healthcare professionals reflects responses from individuals who use or otherwise engage with our platform via our websites, report that they are a healthcare professional and choose to respond to the survey question. Net promoter score gives no weight to responses declining to answer the survey question.

“PBM” refers to a pharmacy benefit manager. PBMs aggregate demand to negotiate prescription medication prices with pharmacies and pharmaceutical manufacturers. PBMs find most of their demand through relationships with insurance companies and employers. However, nearly all PBMs also have consumer direct or cash network pricing that they negotiate with pharmacies for consumers who choose to purchase prescriptions outside of insurance.

“savings”, “saved” and similar references refer to the difference between the list price for a particular prescription at a particular pharmacy and the price paid by the GoodRx consumer for that prescription utilizing a GoodRx code available through our platform at that same pharmacy. In certain circumstances, we may show a list price on our platform when such list price is lower than the negotiated price available using a GoodRx code and, in certain circumstances, a consumer may use a GoodRx code and pay the list price at a pharmacy if such list price is lower than the negotiated price available using a GoodRx code. We do not earn revenue from such transactions, but our savings calculation includes an estimate of the savings achieved by the consumer because our platform has directed the consumer to the pharmacy with the low list price. This estimate of savings when the consumer pays the list price is based on internal data and is calculated as the difference between the average list price across all pharmacies where GoodRx consumers paid the list price and the average list price paid by consumers in the pharmacies to which we directed them. We do not calculate savings based on insurance prices as we do not have information about a consumer’s specific coverage or price. We do not believe savings are representative or indicative of our revenue or results of operations.

“Silver Lake” refers to investment funds associated with Silver Lake, including SLP Geology Aggregator, L.P.

“Spectrum” refers to investment funds associated with Spectrum Equity, including Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P.

Industry, Market and Other Data

This prospectus contains estimates, projections and information concerning our industry, our business and the market size and growth rates of the markets in which we participate. Some data and statistical and other information are based on independent reports from third parties, as well as industry and general publications and research, surveys and studies conducted by third parties which we have not independently verified. Some data and statistical and other information are based on internal estimates and calculations that are derived from publicly available information, research we conducted, internal surveys, our management’s knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable.

In each case, this information and data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information, estimates or projections. Industry publications and other reports we have obtained from independent parties may state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause our future performance to differ materially from the assumptions and estimates made by third parties and us.

Trademarks, Trade Names and Service Marks

GoodRx, our logo and other registered or common law trade names, trademarks or service marks of GoodRx appearing in this prospectus are the property of GoodRx. This prospectus contains additional trade names, trademarks and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trade names, trademarks and service marks referred to in this prospectus appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trade names, trademarks and service marks.

Basis of Presentation

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. References herein to the “first half of 2020” and the “first half of 2019” refer to the six month periods ended June 30, 2020 and 2019, respectively.

PROSPECTUS SUMMARY

This summary highlights selected information contained in more detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should carefully read this prospectus in its entirety before investing in our Class A common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements,” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus. Unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company,” “GoodRx” and similar references in this prospectus refer to GoodRx Holdings, Inc. and its consolidated subsidiaries.

Overview

Our mission is to help Americans get the healthcare they need at a price they can afford. To achieve this, we are building the leading, consumer-focused digital healthcare platform in the United States.

Healthcare consumers in the United States face an increasing number of challenges. Consumers are bearing more of the cost of care and have more restrictions imposed on their care. The rising cost of insurance and higher deductibles have led to an increase in the percentage of underinsured Americans. Additionally, the number of uninsured consumers in the United States has increased in recent years. These developments have occurred at a time when the majority of Americans have less than $1,000 in savings.

Lack of affordability in healthcare is a contributing reason why 20% to 30% of prescriptions are left at the pharmacy counter. Non-adherence has a significant impact on American health: someone dies every four minutes in the United States from not taking their prescribed medication at all or as directed, according to a report in the American Journal of Health-System Pharmacy. Even for those who can afford care, access to physicians is limited. The average wait time for a new patient appointment in 15 large metropolitan markets in the United States was 24 days in 2017, and may extend up to 56 days in mid-sized markets, according to a Merritt Hawkins survey. This has placed additional strain on hospital emergency departments across the country – an estimated 30% of emergency department visits occur for health issues that could have been treated in primary or other care settings. Healthcare professionals, who are motivated by and whose success is increasingly judged on patient outcomes and satisfaction, are growing frustrated and need resources to help them. Part of the problem is that the healthcare market – one of the largest markets in the United States by spending and projected to reach $4.0 trillion in 2020 – has had no widely accepted, consumer-focused, tech-enabled solution through which consumers can easily shop for and access healthcare, unlike those found in other industries for things like airline tickets, rental homes and cars.

GoodRx was founded to solve the challenges that consumers face in understanding, accessing, and affording healthcare. We started with a price comparison tool for prescriptions, offering consumers free access to lower prices on their medication. We wanted to help ensure that no parent had to choose between their child’s next meal and their life-saving medication. Today, we believe our expanded platform improves the health and financial well-being of American families by providing easy access to price transparency and affordability solutions for generic and brand medications, affordable and convenient medical provider consultations via telehealth and additional healthcare services and information. Based on our research, from inception through June 30, 2020, we estimate that approximately 18 million of our consumers could not have afforded to fill their prescriptions without the savings provided by GoodRx. Furthermore, a July 2020 survey we commissioned from Lab42 Research LLC found that 68% of healthcare providers surveyed have recommended GoodRx to patients. In addition to reducing the costs of healthcare for consumers, we believe that our offerings can help drive greater medication adherence, faster treatment and better patient outcomes. These all contribute to a healthier, happier society.

We see exciting growth potential as we continue to attract new consumers through our existing offerings, launch new offerings to address more of the needs of healthcare consumers, and improve healthcare affordability and access for all Americans. As we extend our platform, we believe that we can create multiple monetization opportunities at different stages of the consumer healthcare journey, enabling us to drive higher expected consumer lifetime value without significant additional consumer acquisition costs.

Our business model has facilitated the rapid growth and expansion of our platform. We have been focused on capital efficiency and delivering on a cash generative monetization model since inception, and we have been able to reinvest our cash flows in our business. As a result, our consumers can now access an increasingly broad platform with a variety of integrated offerings that provide healthcare affordability, access and convenience. Whether a consumer is insured or uninsured, young or old, or suffers from an acute or a chronic ailment, we strive to be at the consumer’s side throughout their healthcare journey.

Our platform has been effective because we positively impact key stakeholders in the healthcare ecosystem. Benefits to participants in the healthcare ecosystem include: achieving better outcomes by increasing medication adherence; providing fast access to preventative care to reduce the strain on hospitals and emergency departments; increasing access to affordable prescriptions that otherwise may not have been filled; and enhancing consumer satisfaction and engagement. We believe that consumers, healthcare providers, pharmacy benefit managers, or PBMs, pharmacies, pharmaceutical manufacturers and telehealth providers all win with GoodRx. Our partnerships across the healthcare ecosystem, scale and strong consumer brand create a deep competitive moat that is reinforced by our proprietary technology platform, which processes over 150 billion pricing data points every day and integrates that data into an interface that is convenient and easy to use for consumers.

Our success is demonstrated by our 4.4 million Monthly Active Consumers for the second quarter of 2020, the 15 million Monthly Visitors for the second quarter of 2020, the approximately $20 billion of cumulative consumer savings generated for GoodRx consumers through June 30, 2020 and our consumer and healthcare professional NPS scores of 90 and 86, respectively, as of February 2020. On average, we have been the most downloaded medical app on the Apple App Store and Google Play App Store for the last three years. Our GoodRx app had a rating of 4.8 out of 5.0 stars in the Apple App Store and 4.7 out of 5.0 stars in the Google Play App Store, with over 700,000 combined reviews as of June 30, 2020. In both app stores, our HeyDoctor app had a rating of 5.0 out of 5.0 stars, with over 8,000 combined reviews as of June 30, 2020.

We believe our financial results reflect the significant market demand for our offerings and the value that we provide to the broader healthcare ecosystem. The GMV generated by our prescription offering, which accounts for the vast majority of our revenue, was $2.5 billion in 2019. Our revenue has grown at a compound annual growth rate, or CAGR, of 57% since 2016, and reached $388 million in 2019, up from $250 million in 2018. Our net income was $66 million in 2019, up from $44 million in 2018, and our Adjusted EBITDA was $160 million in 2019, up from $128 million in 2018. Our revenue grew 48% in the first half of 2020 to $257 million, up from $173 million in the first half of 2019. Our net income was $55 million in the first half of 2020, up from $31 million in the first half of 2019, and our Adjusted EBITDA was $101 million in the first half of 2020, up from $75 million in the first half of 2019. Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of these measures, please see “Prospectus Summary—Summary Consolidated Financial and Operating Data—Key Financial and Operating Metrics—Non-GAAP Financial Measures.”

Industry Challenges

Healthcare consumers in the United States face a number of challenges that have been increasing for decades, while the solutions to combat these issues have remained largely absent:

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Lack of Consumer-Focused Solutions: Health is the most essential aspect of peoples’ lives. However, healthcare has remained largely unaffected by the market and technology-driven forces that have improved many other facets of life. Technology similar to that which has been deployed to help consumers buy airline tickets, rent homes or hail cars is lacking in healthcare.

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Lack of Affordability: Americans spent twice as much per capita on healthcare compared to citizens from other OECD countries in 2018; however, the United States has one of the lowest quality of care rankings among these countries. Insurance companies and employers in the United States have shifted an increasing amount of the financial burden of healthcare onto their members and employees through higher deductibles and increasing co-pays and co-insurance.

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Lack of Transparency: The healthcare system is highly complex and fragmented. Price variability for prescription medication and other healthcare services can be significant. This can lead to consumer frustration, unnecessary cost, and in many cases, failure to adhere to a medication, undergo a treatment or get a medical test.

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Lack of Access to Care: Consumers face challenges gaining access to affordable, timely and quality care. The lack of access to this care limits the ability of many consumers to quickly and effectively address relatively basic needs, such as obtaining medication for high blood pressure or diagnosing an infection. Failure to receive early diagnosis and treatment often leads to more severe illness and can require more costly medical treatment in the future.

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Lack of Resources for Healthcare Professionals: Physicians and other healthcare professionals know that their patients increasingly expect to have a conversation regarding the cost of their treatment or medications, but they tend to have limited access to current information regarding the out-of-pocket financial burden of prescriptions or treatment, and are typically unaware as to whether the patient will be able to afford the prescribed medication or treatment.

Our Market Opportunity

We believe our market opportunity is substantial and estimate the total addressable market, or TAM, for our current solutions to be approximately $800 billion. This includes a $524 billion prescription opportunity, inclusive of prescriptions that are written but not filled, a $30 billion pharmaceutical manufacturer solutions opportunity and a $250 billion telehealth opportunity.

Our Value Proposition

GoodRx was founded to provide consumers with solutions to the complexity, affordability and transparency challenges American healthcare presents. We believe that the benefits we provide to consumers also positively impact the broader healthcare ecosystem, meaning consumers, healthcare providers, PBMs, pharmacies, pharmaceutical manufacturers, and telehealth providers all win with GoodRx. This, in turn, can drive beneficial and self-reinforcing network effects.

Our value proposition by stakeholder is described below:

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Consumers: Our platform provides consumers with a variety of mobile-first offerings designed to make their access to healthcare simple and more affordable. We help people fill prescriptions that they may otherwise not have filled due to cost, and enable them to access treatments through telehealth that they may otherwise have delayed due to long wait times for in-person visits. These solutions increase medication adherence, reduce strain on hospital emergency departments and physicians, and improve health outcomes. The value that consumers ascribe to our platform is demonstrated by our high NPS of 90 according to a survey that we conducted in February 2020, which exceeds that of many other well-regarded consumer-centric brands.

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Healthcare Professionals: Physicians and other healthcare professionals are motivated to help patients, and, increasingly, are judged by patient outcomes. We help these healthcare professionals improve patient outcomes by encouraging medication adherence and providing a consumer-friendly service. We are able to integrate our pricing information and GoodRx codes directly into Electronic Health Record, or EHR, systems, enabling healthcare professionals to provide prices from our platform directly to their patients at the point of prescribing.

•

Healthcare Companies: PBMs, pharmacies, pharmaceutical manufacturers and telehealth providers use our platform to reach and provide affordability solutions to consumers. We play a valuable role within the healthcare ecosystem by aggregating, normalizing, and presenting information from all of these constituents on a single platform for the consumer. Through the deep relationships that we have developed with these stakeholders over many years, we are able to continually improve our offerings and achieve better pricing outcomes for consumers.

What Sets Us Apart

We are a market leader with a significant scale and brand advantage over our competitors. Our growth accelerates self-reinforcing network effects that further strengthen our competitive position. Our competitive strengths consist of:

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Leading Platform: We believe that we are the largest platform that aggregates pricing for prescriptions. Our proprietary platform enables us to collect and normalize over 150 billion prescription pricing data points every day from sources spanning the healthcare industry.

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Trusted Brand: We have built a trusted brand based on nearly a decade of consumer-focused product development. We strive to be with the consumer throughout their healthcare journey. We are guided by the principle of doing well for consumers and the healthcare industry as a whole, which we believe helps us build trust, engagement and brand loyalty.

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Scaled and Growing Network: Our leading consumer-focused digital healthcare platform and brand have facilitated rapid growth in our consumer base, which has helped us achieve significant scale. As we have scaled, we have been able to increase the savings that we provide our consumers, in part by leveraging our growing consumer base to attract more partners and source better prices.

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Consumer-focus: We empower consumers with the tools and resources to navigate the complexity of the healthcare system. Our platform delivers a consumer-first experience that is convenient and is easy to use and understand.

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Extensible Platform: The large number of highly engaged consumers who trust our brand and platform provide a strong foundation for the development of new products that extend across the healthcare market. We have demonstrated our ability to develop new products such as our subscription offerings and pharmaceutical manufacturer solutions offering, and integrate acquired companies such as HeyDoctor.

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Cash Generative Monetization Model: We believe our business model has facilitated the rapid growth and expansion of our platform. We have a track record of generating cash flows, allowing us to reinvest in platform expansion and growth.

Our Growth Strategy

The key elements of our growth strategy include:

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Continue to Attract New Consumers: We believe that we have a significant opportunity to serve all Americans by growing awareness of our existing offerings and through the extension of our platform into many of the other areas of healthcare that lack price transparency and consumer empowerment.

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Continue to Facilitate Existing GoodRx Consumers’ Adoption of Multiple GoodRx Offerings: We aim to increase the number of our monetization channels used by our existing consumers, which we believe will be accretive to our consumer lifetime value and to our margins in the medium to long term, without significant additional consumer acquisition costs.

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Continue to Build the GoodRx Brand: We believe that there are significant opportunities to increase awareness and educate healthcare consumers regarding prescription pricing, as well as our platform and solutions.

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Invest in Product Offerings: We plan to continue to invest in and scale our range of product offerings to better address the needs of consumers, provide them with better pricing, and improve their overall healthcare journey. Existing offerings include prescription, subscription, pharmaceutical manufacturer solutions, and telehealth offerings. We also see future expansion opportunities in other areas of healthcare that could benefit from the transparency and accessibility provided by our platform.

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Subscription Offerings: The usage of Gold and Kroger Savings has increased significantly. We will continue to increase the value proposition for consumers by bundling various existing and new offerings in affordable and consumer-friendly subscription packages.

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Pharmaceutical Manufacturer Solutions Offering: We plan to continue to expand the number of pharmaceutical manufacturers with which we work, as well as enhance our existing offerings and introduce new integrated technology solutions that will allow manufacturers to interact with our consumer base more effectively.

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Telehealth Offerings: We believe our telehealth offerings will become more integrated with, and will be a growth driver for, our other offerings. We plan to significantly invest in our telehealth offerings, as we see this as an opportunity to add another key consumer entry point into our platform.

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Future Expansion Opportunities: We believe there are many other areas of healthcare that could benefit from the transparency and accessibility provided by our platform, and we will invest in these areas strategically.

•	Pursue Strategic Partnerships and Acquisitions: We are a valuable partner to a variety of healthcare constituents. We expect to continue to pursue strategic opportunities.

GoodRxHelps

Philanthropy is not a separate initiative at GoodRx; helping others is woven throughout everything we do. Since inception, our aim has been to help Americans get the healthcare they need at a price they can afford, and our team of medical health professionals, public health experts and passionate people ensures that we never lose sight of that goal. We are fortunate to be in a position where helping others also supports our business, which in turn allows us to help even more people in more profound ways. It is a virtuous cycle.

In 2020, we launched GoodRxHelps, a free medication program, that expects to partner with healthcare professionals and clinics across America. This program purchases and provides more than 500 different medications to patients through nationwide clinic partnerships. As part of our initial public offering, we are reserving over 1 million shares of our Class A common stock for issuance to fund and support GoodRxHelps to help provide more assistance to more people in need. GoodRxHelps aims to help tens of thousands of individuals every year, with a specific focus on serving minority communities.

Recent Developments

As part of our business strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets and strategic investments that complement our business. We have completed a number of strategic acquisitions in the last two years, including HeyDoctor in 2019. On August 31, 2020, we acquired all of the equity interests of Scriptcycle, LLC, or Scriptcycle. Scriptcycle specializes in managing prescription programs and primarily partners with regional retail pharmacy chains to provide discount offerings. This acquisition helps us expand our business capabilities, particularly in respect of our prescription offering. We paid $60.1 million related to the acquisition on August 31, 2020, including amounts placed in escrow, from our available cash on hand. The aggregate purchase consideration is estimated to be approximately $57.2 million, subject to working capital and other closing adjustments, plus up to $2.9 million in contingent consideration based on achievement of certain revenue thresholds. Additionally, up to $3.0 million of incremental compensation payments may be payable based on achievement of certain post acquisition revenue targets. We have also agreed to issue restricted stock units with a value of $1.0 million and executed a new management incentive bonus plan with payments of up to $3.0 million over the next two years, both subject to the continued employment of certain employees of Scriptcycle following the acquisition.

Private Placement

On September 13, 2020, we entered into a purchase agreement with Silver Lake, pursuant to which Silver Lake agreed to purchase, subject to customary closing conditions, $100.0 million of our Class A common stock in a private placement concurrent with or shortly after the completion of this offering, at a purchase price per share equal to the initial public offering price of $33.00 per share of our Class A common stock. The sale of such shares will not be registered under the Securities Act of 1933, as amended. The closing of this offering is not conditioned upon the closing of the private placement. See “Certain Relationships and Related Party Transactions—Silver Lake Purchase Agreement” for additional information.

In addition, the lock-up agreement Silver Lake has entered into with the underwriters in connection with this transaction will prohibit the sale of any shares of Class A common stock Silver Lake purchases in the private placement for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale—Lock-Up Arrangements.”

Stockholders Agreement

In connection with this offering, we intend to enter into a new stockholders agreement, or the stockholders agreement, with Silver Lake, Francisco Partners, Spectrum and Idea Men, LLC, or the parties to our stockholders agreement, granting each party certain board designation rights for so long as they beneficially own at least 5% of the aggregate number of shares of common stock outstanding immediately following this offering and the private placement. Pursuant to the stockholders agreement, we will agree to include in our slate of director nominees the individuals designated by the parties to our stockholders agreement. Following completion of this offering and the private placement, we expect that Silver Lake, Francisco Partners, Spectrum and Idea Men, LLC will have the right to designate three, two, one and two directors, respectively. In addition, the parties to our stockholders agreement will agree to elect two directors who are not affiliated with any party to our stockholders agreement and who satisfy the independence requirements applicable to audit committee members established pursuant to Rule 10A-3 under the Securities Exchange Act of 1934, as amended. These board designation rights are subject to certain limitations and exceptions.

Each party to our stockholders agreement will also agree, subject to certain limited exceptions, to certain limitations on their ability to sell or transfer any shares of common stock. For example, each party must generally provide written notice to the other parties prior to exercising registration rights or making any transfer of such party’s shares. Following such notice, each other party shall have the ability to participate in the contemplated transaction on a pro rata basis. These restrictions on transfer terminate with respect to each party on the earlier of the three-year period following the closing of this offering or the time at which such party beneficially owns less than 5% of the shares of common stock outstanding and does not have a director designee on our board of directors.

For additional information regarding the board designation rights and limitations on transfers, please see the section titled “Certain Relationships and Related Person Transactions—Stockholders Agreements.”

Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

•	Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.

•	Our recent growth rates may not be sustainable or indicative of future growth and we expect our growth rate to slow.

•	We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

•	We may be unsuccessful in achieving broad market education and changing consumer purchasing habits.

•	We may be unable to continue to attract, acquire and retain consumers, or may fail to do so in a cost-effective manner.

•

We rely significantly on our prescription offering and may not be successful in expanding our offerings within our markets, particularly the U.S. prescriptions market, or to other segments of the healthcare industry.

•	Our business is subject to changes in medication pricing and is significantly impacted by pricing structures negotiated by industry participants.

•	We generally do not control the categories and types of prescriptions for which we can offer savings or discounted prices.

•	We rely on a limited number of industry participants.

•

We have identified material weaknesses in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, as a result of which, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

•	A pandemic, epidemic or outbreak of an infectious disease in the United States, including the outbreak of the novel strain of coronavirus disease, could impact our business.

•

Actual or perceived failures to comply with applicable data protection, privacy and security, advertising and consumer protection laws, regulations, standards and other requirements could adversely affect our business, financial condition and results of operations.

•

The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, but may adversely affect our business, financial condition and results of operations.

•	The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

•

The parties to our stockholders agreement, who will also hold a significant portion of our Class B common stock, will control the direction of our business and such parties’ ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

•

We will be a “controlled company” under the corporate governance rules of The Nasdaq Stock Market and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Corporate Information

GoodRx Holdings, Inc., a Delaware corporation, was incorporated in September 2015. GoodRx Holdings, Inc. is a holding company and its principal assets are the equity interests of GoodRx Intermediate Holdings, LLC, a Delaware limited liability company. We were initially formed in September 2011 as GoodRx, Inc., a Delaware corporation. In October 2015, we completed a corporate reorganization whereby GoodRx, Inc. became a subsidiary of GoodRx Holdings, Inc. In April 2017, we completed a second corporate reorganization whereby the equity interests of GoodRx, Inc. were transferred to GoodRx Intermediate Holdings, LLC. Our principal executive offices are located at 233 Wilshire Blvd., Suite 990, Santa Monica, CA 90401 and our telephone number is (855) 268-2822. Our website address is www.goodrx.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or the registration statement of which this prospectus forms a part.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•

the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding nonbinding, advisory stockholder votes on executive compensation or on any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the date that we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock.

Emerging growth companies can also take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.

As a result of these elections, some investors may find our Class A common stock less attractive than they would have otherwise. The result may be a less active trading market for our Class A common stock, and the price of our Class A common stock may become more volatile.

9

The Offering

Class A common stock offered by us	23,422,727 shares

Class A common stock offered by the selling stockholders	11,192,657 shares (including 284,536 shares to be issued upon exercise of options by certain selling stockholders in connection with the sale of such shares in this offering)

Option to purchase additional shares of Class A common stock from us	5,192,307 shares

Private placement	Silver Lake has agreed, subject to customary closing conditions, to purchase $100.0 million of our Class A common stock in a private placement concurrent with or shortly after the completion of this offering at a purchase price per share equal to the initial public offering price per share at which our Class A common stock is sold to the public in this offering. Based on the initial public offering price of $33.00 per share Silver Lake will purchase 3,030,303 shares of our Class A common stock. The sale of such shares will not be registered under the Securities Act. The closing of this offering is not conditioned upon the closing of the private placement. See “Certain Relationships and Related Party Transactions—Silver Lake Purchase Agreement” for additional information.

Class A common stock to be outstanding after this offering and the private placement	37,645,687 shares (including 284,536 shares to be issued upon exercise of options by certain selling stockholders in connection with the sale of such shares in this offering), or 42,837,994 shares if the underwriters exercise their option to purchase additional shares in full.

Class B common stock to be outstanding after this offering	345,576,853 shares

Total Class A common stock and Class B common stock to be outstanding after this offering and the private placement	383,222,540 shares

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $724.5 million, or approximately $886.3 million if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we will receive gross proceeds of $100.0 million from the private placement.

We intend to use the net proceeds from this offering and the private placement for general corporate purposes to support the growth of our business. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders. See “Use of Proceeds.”

Voting Rights	Shares of Class A common stock are entitled to one vote per share. Shares of Class B common stock are entitled to 10 votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Following the completion of this offering and the private placement, each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) seven years from the filing and effectiveness of our amended and restated certificate of incorporation in connection with this offering and (ii) the first date on which the aggregate number of outstanding shares of our Class B common stock ceases to represent at least 10% of the aggregate number of our outstanding shares of common stock. The holders of our outstanding Class B common stock will hold 98.9% of the voting power of our outstanding capital stock following this offering and the private placement, with our directors, executive officers, and 5% stockholders and their respective affiliates holding 95.2% of the voting power in the aggregate. These stockholders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Controlled company	Following this offering we will be a “controlled company” within the meaning of the corporate governance rules of The Nasdaq Stock Market.

Directed share program

At our request, the underwriters have reserved for sale at the initial public offering price per share up to 5% of the shares of Class A common stock offered by this prospectus, to certain individuals through a directed share program, including our directors, employees and certain other individuals identified by management. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director or executive officer. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered under this prospectus. See the section titled “Underwriting—Direct Share Program.”

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our Class A common stock.

Proposed Nasdaq Global Select Market symbol	“GDRX”

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering and the private placement is based on no shares of our Class A common stock and 356,484,974 shares of our Class B common stock outstanding, in each case, as of June 30, 2020, and reflects the Preferred Stock Conversion and the Class B Reclassification described below, as well as, 284,536 shares of Class A common stock to be issued upon the exercise of options by certain selling stockholders in connection with the sale of such shares in this offering.

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering does not include:

•	approximately 1,075,000 shares of our Class A common stock reserved for issuance to fund and support our philanthropic initiatives through GoodRxHelps;

•

24,041,027 shares of our Class A common stock issuable upon the exercise of outstanding options under our Fifth Amended and Restated 2015 Equity Incentive Plan, or the 2015 Plan, as of June 30, 2020, at a weighted-average exercise price of $4.81 per share, except for 284,536 shares to be issued upon exercise of options by certain selling stockholders in connection with the sale of such shares in this offering;

•

1,101,817 shares of our Class A common stock available for issuance under our 2015 Plan, as of June 30, 2020, which shares will become available for issuance under our 2020 Incentive Award Plan, or the 2020 Plan, at the time the 2020 Plan becomes effective;

•

24,633,066 shares of our Class B common stock issuable in connection with the vesting of restricted stock units, or RSUs, that were granted under our 2020 Plan, which will become effective in connection with the completion of this offering to our Co-Founders, which we refer to collectively as the Founders Awards (see the section titled “Executive and Director Compensation” for additional information regarding the Founders Awards);

•

881,250 shares of our Class A common stock issuable upon the exercise of stock options that were granted under our 2020 Plan, or the IPO Options, which will become effective in connection with the completion of this offering, with an exercise price equal to the initial public offering price of $33.00 per share;

•

30,303 shares of our Class A common stock, based on the initial public offering price of $33.00 per share issuable upon the vesting of RSUs, which we refer to as the Acquisition RSUs, granted under our 2020 Plan in connection with a recent acquisition, which awards will become effective in connection with the completion of this offering;

•

917,750 shares of our Class A common stock issuable upon the vesting of RSUs, which we refer to as the IPO RSUs and, along with the IPO Options and the Acquisition RSUs, as the IPO Awards, granted under our 2020 Plan, including to one of our directors, which awards will become effective in connection with the completion of this offering; and

•

68,633,066 shares of our Class A common stock and Class B common stock that will become available for future issuance under our new equity compensation plans, consisting of (1) 59,633,066 shares of our Class A common stock and Class B common stock under our 2020 Plan, which will become effective in connection with the completion of this offering (which number includes the Founders Awards and the IPO Awards and excludes any potential annual evergreen increases pursuant to the terms of the 2020 Plan); and (2) 9,000,000 shares of our Class A common stock under our 2020 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with this offering (which number does not include any potential annual evergreen increases pursuant to the terms of the ESPP).

Our 2020 Incentive Award Plan and ESPP each provide for annual automatic increases in the number of shares of common stock reserved thereunder, as more fully described in the section titled “Executive and Director Compensation.”

Except as otherwise indicated, all information in this prospectus reflects and assumes:

•

the conversion of all 126,045,531 outstanding shares of our redeemable convertible preferred stock as of June 30, 2020 into an equal number of shares of our common stock, which will occur prior to the closing of this offering, or the Preferred Stock Conversion;

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will be in effect prior to the closing of this offering;

•

the reclassification of all 356,484,974 outstanding shares of our common stock as of June 30, 2020 into an equal number of shares of Class B common stock, which will occur prior to the closing of this offering, or the Class B Reclassification, and the subsequent conversion of 10,908,121 shares into an equivalent number of our Class A common stock in connection with the sale of such shares by such selling stockholders in this offering;

•	the issuance of 3,030,303 shares of Class A common stock to Silver Lake upon the closing of the private placement, based on the initial public offering price of $33.00 per share;

•

no exercise of outstanding options (other than the exercise of options to purchase 284,536 shares of our Class A common stock by certain selling stockholders in order to sell such shares in this offering) or settlement of RSUs (including the Founders Awards); and

•	no exercise of the underwriters’ option to purchase additional shares of our Class A common stock.

Summary Consolidated Financial and Operating Data

The following tables summarize our consolidated financial and operating data for the periods and as of the dates indicated. We derived our summary consolidated statement of operations data for the years ended December 31, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated statement of operations data for the years ended December 31, 2016 and 2017 from our unaudited consolidated financial statements that are not included in this prospectus. We derived the summary consolidated statement of operations data for the six months ended June 30, 2019 and 2020 and the summary consolidated balance sheet data as of June 30, 2020 from our unaudited interim condensed consolidated financial statements that are included elsewhere in this prospectus. In our opinion, the unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such interim financial statements. Our historical results are not necessarily indicative of the results to be expected in the future and our operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020 or any other interim periods or any future year or period. You should read the following information in conjunction with the sections titled “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes and other financial information included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Year Ended December 31,				Six Months Ended June 30,
	2016	2017	2018	2019	2019	2020
	(in thousands, except per share data)
Revenue	$99,377	$157,240	$249,522	$388,224	$173,223	$256,703
Costs and operating expenses:
Cost of revenue, exclusive of depreciation and amortization presented separately below (1) (2)	1,230	3,075	6,035	14,016	6,024	12,843
Product development and technology (1) (2)	5,742	11,501	43,894	29,300	11,636	22,287
Sales and marketing (1) (2)	60,503	78,278	104,177	176,967	77,689	115,082
General and administrative (1) (2)	4,038	4,982	8,359	14,692	6,063	12,219
Depreciation and amortization	9,089	9,099	9,806	13,573	5,746	8,866

Total costs and operating expenses	80,602	106,935	172,271	248,548	107,158	171,297

Operating income	18,775	50,305	77,251	139,676	66,065	85,406

Other expense (income):
Other expense (income), net	154	(5)	7	2,967	1	(21)
Loss on extinguishment of debt	—	3,661	2,857	4,877	—	—
Interest income	(21)	(24)	(154)	(715)	(309)	(116)
Interest expense	3,541	6,970	22,193	49,569	26,679	15,433

Total other expense, net	3,674	10,602	24,903	56,698	26,371	15,296

Income before income tax expense	15,101	39,703	52,348	82,978	39,694	70,110
Income tax expense	(6,188)	(10,931)	(8,555)	(16,930)	(8,492)	(15,427)

Net income	$8,913	$28,772	$43,793	$66,048	$31,202	$54,683

	Year Ended December 31,				Six Months Ended June 30,
	2016	2017	2018	2019	2019	2020
	(in thousands, except per share data)
Net (loss) income attributable to common stockholders (3)
Basic	$(7,774)	$8,843	$13,795	$42,441	$20,025	$35,325

Diluted	$(7,774)	$8,980	$14,226	$42,745	$20,155	$35,674

(Loss) earnings per share (3)
Basic	$(0.11)	$0.11	$0.12	$0.19	$0.09	$0.15

Diluted	$(0.11)	$0.11	$0.12	$0.18	$0.09	$0.15

Weighted-average shares used in computing (loss) earnings per share (3)
Basic	73,151	77,109	111,842	226,607	225,841	230,020

Diluted	73,151	81,747	118,344	231,209	229,974	236,557

Pro forma earnings per share (3)
Basic				$0.19		$0.15

Diluted				$0.18		$0.15

Weighted-average shares used in computing pro forma earnings per share (3)
Basic				352,653		356,066

Diluted				357,255		362,603

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,				Six Months Ended June 30,
	2016	2017	2018	2019	2019	2020
	(in thousands)
Cost of revenue	$—	$—	$—	$28	$—	$41
Product development and technology	1,150	1,278	1,048	1,775	816	1,814
Sales and marketing	598	665	544	1,268	600	1,478
General and administrative	254	207	170	676	320	998

Total stock-based compensation expense	$2,002	$2,150	$1,762	$3,747	$1,736	$4,331

(2)	Includes expense for cash bonuses to vested option holders as follows:

	Year Ended December 31,				Six Months Ended June 30,
	2016	2017	2018	2019	2019	2020
	(in thousands)
Cost of revenue	$—	$36	$—	$—	$—	$—
Product development and technology	—	760	29,189	—	—	—
Sales and marketing	—	214	6,878	—	—	—
General and administrative	—	390	2,733	—	—	—

Total vested option holder bonuses	$—	$1,400	$38,800	$—	$—	$—

(3)

See Notes 2 and 16 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of earnings per share, basic and diluted, and pro forma earnings per share, basic and diluted, for the years ended December 31, 2018 and 2019. See Notes 2 and 9 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of earnings per share, basic and diluted, and pro forma earnings per share, basic and diluted, for the six months ended June 30, 2019 and 2020.

Consolidated Balance Sheet Data

	As of June 30, 2020
	Actual	Pro Forma (1)	Pro Forma as Adjusted (2)
	(in thousands)
Cash	$126,625	$126,625	$952,255
Working capital	140,407	140,407	966,773
Total assets	502,433	502,433	1,327,327
Total debt (including current portion of long-term debt)	696,921	696,921	696,921
Total liabilities	792,159	792,159	791,423
Redeemable convertible preferred stock	737,009	—	—
Retained earnings (accumulated deficit)	(1,042,147)	(1,042,147)	(1,042,147)
Total stockholders’ (deficit) equity	(1,026,735)	(289,726)	535,904

(1)

The pro forma column reflects (i) the Preferred Stock Conversion, (ii) the filing and effectiveness of our amended and restated certificate of incorporation and (iii) the Class B Reclassification. Pro forma column does not reflect the use of approximately $60.1 million of cash in connection with the acquisition of Scriptcycle on August 31, 2020.

(2)

The pro forma as adjusted column reflects (i) the items described in footnote (1), (ii) the sale and issuance by us of 23,422,727 shares of our Class A common stock in this offering at the initial public offering price of $33.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, net of amounts recorded in accrued expenses and other current liabilities and other assets at June 30, 2020, (iii) the sale and issuance by us of 3,030,303 shares of our Class A common stock in the private placement at the initial public offering price of $33.00 per share (iv) the conversion of 10,908,121 shares of our Class B common stock held by certain selling stockholders into an equivalent number of our Class A common stock upon the sale by the selling stockholders in this offering, and (v) aggregate proceeds of $1.2 million received by us in connection with the exercise of options to purchase 284,536 shares of our Class A common stock by certain selling stockholders in order to sell such shares in this offering. The pro forma as adjusted column does not reflect the use of approximately $60.1 million of cash in connection with the acquisition of Scriptcycle on August 31, 2020.

Key Financial and Operating Metrics

In addition to GAAP measures of performance, we review the following key business and non-GAAP measures to assess our performance, make strategic and offering decisions and build our financial projections.

Monthly Active Consumers

We define Monthly Active Consumers as the number of unique consumers who have used a GoodRx code to purchase a prescription in a given calendar month and have saved money compared to the list price of the medication. A unique consumer who uses a GoodRx code more than once in a calendar month to purchase prescription medications is only counted as one Monthly Active Consumer in that month. Monthly Active Consumers do not include subscribers to our subscription offerings, consumers of our pharmaceutical manufacturers solutions offering, or consumers who used our telehealth offerings. When presented for a period longer than a month, Monthly Active Consumers is averaged over the number of calendar months in such period.

	Three Months Ended
	Mar. 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020
	(in thousands)
Monthly Active Consumers	718	852	981	1,138	1,279	1,309	1,455	1,710	2,020	2,170	2,413	2,750	3,188	3,513	3,787	4,272	4,875	4,418

Non-GAAP Financial Measures

	Year Ended December 31,				Six Months Ended June 30,
	2016	2017	2018	2019	2019	2020
	(dollars in thousands)
Adjusted EBITDA	$30,008	$62,956	$127,634	$159,629	$74,521	$101,152
Adjusted EBITDA Margin	30.2%	40.0%	51.2%	41.1%	43.0%	39.4%

In addition to our results determined in accordance with GAAP, we believe that Adjusted EBITDA is useful in evaluating our financial performance and for internal planning and forecasting purposes. We calculate Adjusted EBITDA, for a particular period, as net income before interest, taxes, depreciation and amortization, and as further adjusted for acquisition related expenses, stock-based compensation expense, loss on extinguishment of debt, financing related expenses, cash bonuses to vested option holders and other expense (income), net. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue.

We believe Adjusted EBITDA is helpful to investors, analysts and other interested parties because it can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, this measure is frequently used by analysts, investors and other interested parties to evaluate and assess performance. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Other companies, including other companies in our industry, may not use such measures or may calculate the measures differently than as presented in this prospectus, limiting their usefulness as comparative measures.

The non-GAAP information in this prospectus should be read in conjunction with, and not as substitutes for, or in isolation from, our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus.

A reconciliation of net income to Adjusted EBITDA is set forth below:

	Year Ended December 31,				Six Months Ended June 30,
	2016	2017	2018	2019	2019	2020
	(dollars in thousands)
Net income	$8,913	$28,772	$43,793	$66,048	$31,202	$54,683
Adjusted to exclude the following:
Interest income	(21)	(24)	(154)	(715)	(309)	(116)
Interest expense	3,541	6,970	22,193	49,569	26,679	15,433
Income tax expense	6,188	10,931	8,555	16,930	8,492	15,427
Depreciation and amortization	9,089	9,099	9,806	13,573	5,746	8,866
Other expense (income), net	154	(5)	7	2,967	1	(21)
Loss on extinguishment of debt	—	3,661	2,857	4,877	—	—
Cash bonuses to vested option holders (1)	—	1,400	38,800	—	—	—
Financing related expenses (2)	—	—	—	463	—	1,306
Acquisition related expenses (3)	142	2	15	2,170	974	1,243
Stock based compensation (4)	2,002	2,150	1,762	3,747	1,736	4,331

Adjusted EBITDA	$30,008	$62,956	$127,634	$159,629	$74,521	$101,152

Adjusted EBITDA Margin	30.2%	40.0%	51.2%	41.1%	43.0%	39.4%

(1)	Discretionary cash bonuses paid to vested option holders concurrent with our financings in 2017 and 2018.
(2)	Financing related expenses include third party fees related to proposed financings.
(3)

Acquisition related expenses include third party fees for actual or planned acquisitions, including related legal, consulting and other expenditures, and retention bonuses to employees related to acquisitions.

(4)	Non-cash expenses related to equity-based compensation programs, which vary from period to period depending on various factors including the timing, number and the valuation of awards.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus before investing in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risk and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. The realization of any of these risks and uncertainties could have a material adverse effect on our reputation, business, financial condition, results of operations, growth and future prospects, as well as our ability to accomplish our strategic objectives. In that event, the market price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Limited Operating History and Early Stage of Growth

Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.

Our limited operating history and evolving business make it difficult to evaluate and assess the success of our business to date, our future prospects and the risks and challenges that we may encounter. These risks and challenges include our ability to:

•	attract new consumers to our platform and position our platform as an important way to make purchasing decisions for prescription medications and other healthcare products and services;

•	retain our consumers and encourage them to continue to utilize our platform when purchasing healthcare products and services;

•	attract new and existing consumers to rapidly adopt new offerings on our platform;

•	increase the number of consumers that use our subscription offerings or the number of subscription programs that we manage;

•	increase and retain our consumers that subscribe to our subscription offerings, such as Gold and Kroger Savings;

•	attract and retain industry players for inclusion in our platform, including pharmacies, pharmacy benefit managers, or PBMs, pharmaceutical manufacturers and telehealth providers;

•	comply with existing and new laws and regulations applicable to our business and in our industry;

•	anticipate and respond to macroeconomic changes, changes in medication pricing and industry pricing benchmarks and changes in the markets in which we operate;

•	react to challenges from existing and new competitors;

•	maintain and enhance the value of our reputation and brand;

•	effectively manage our growth;

•	hire, integrate and retain talented people at all levels of our organization;

•	maintain and improve the infrastructure underlying our platform, including our apps and websites, including with respect to data protection and cybersecurity; and

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successfully update our platform, including expanding our platform and offerings into different healthcare products and services, develop and update our apps, features, offerings and services to benefit our consumers and enhance the consumer experience.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above and those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and our business continues to evolve and expand within the U.S. healthcare industry, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history, operated a more predictable business or operated in a less regulated industry. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories and evolving business that operate in highly regulated and competitive industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations would be adversely affected.

Our recent growth rates may not be sustainable or indicative of future growth and we expect our growth rate to slow.

We have experienced significant growth since our founding in 2011. Revenue increased from $99.4 million for 2016 to $388.2 million for 2019 and from $173.2 million for the first half of 2019 to $256.7 million for the first half of 2020. Our historical rate of growth may not be sustainable or indicative of our future rate of growth. We believe that our continued growth in revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks and difficulties described elsewhere in this “Risk Factors” section and the extent to which our various offerings grow and contribute to our results of operations. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our base of consumers may not continue to grow or may decline due to a variety of possible risks, including increased competition, changes in the regulatory landscape and the maturation of our business. Any of these factors could cause our revenue growth to decline and may adversely affect our margins and profitability. Failure to continue our revenue growth or improve margins would have a material adverse effect on our business, financial condition and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.

Our results of operations vary and may fluctuate significantly from period-to-period.

Our quarterly and annual results of operations have historically varied from period-to-period and we expect that our results of operations will continue to do so for a variety of reasons, many of which are outside of our control and are difficult to predict. We have presented many of the factors that may cause our results of operations to fluctuate in this “Risk Factors” section, including the extent to which our various offerings, such as our telehealth offerings, grow and contribute to our results of operations. In addition, we typically experience stronger consumer demand during the first and fourth quarters of each year, which coincide with generally higher consumer healthcare spending, doctor office visits, annual benefit enrollment season and seasonal cold and flu trends. The rapid growth of our business may have masked these trends to date, and we expect the impact of seasonality to be more pronounced in the future. The cumulative effects of such factors could result in large fluctuations and unpredictability in our quarterly and annual results of operations. As a result, comparing our results of operations on a period-to-period basis may not be meaningful and investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or results of operations fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

Since 2011, we have experienced rapid growth in our business operations and the number of consumers that use our offerings, and we may continue to experience growth in the future. For example, the number of our full-time employees increased from 137 as of December 31, 2017 to 338 as of June 30, 2020, and the number of Monthly Active Consumers has increased from 1.3 million for the first quarter of 2017 to 4.4 million for the second quarter of 2020. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Management of growth is particularly difficult as employees work from home as a result of the COVID-19 pandemic. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain consumer satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our platform and offerings could suffer, which could negatively affect our reputation and brand, business, financial condition and results of operations.

We may experience lower margins as HeyDoctor continues to grow as a portion of our overall business.

HeyDoctor, which we launched in 2019, has experienced significant growth and we expect it to continue to grow in the future. However, the telehealth market is rapidly developing and is subject to significant price competition, and we may be unable to achieve satisfactory prices for our HeyDoctor offering or maintain prices at competitive levels. Due in part to this price competition, HeyDoctor currently generates lower margins than our other offerings. If we are unable to maintain our prices, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could decline. In addition, as HeyDoctor continues to grow as a portion of our overall business, we expect such growth to have an adverse impact on our margins. We will continue to be subject to significant pricing pressure, and expect that HeyDoctor will continue to grow as a source of revenue, which would likely have a material adverse effect on our margins.

Risks Related to Our Business

We may be unsuccessful in achieving broad market education and changing consumer purchasing habits.

Our success and future growth largely depend on our ability to increase consumer awareness of our platform and offerings, and on the willingness of consumers to utilize our platform to access information, discounted prices for prescription medications and other healthcare products and services, including telehealth services. We believe the vast majority of consumers make purchasing decisions for healthcare products and services on the basis of traditional factors, such as insurance coverage, availability at nearby pharmacies and availability of nearby medical testing. This traditional decision-making process does not always account for restrictive and complex insurance plans, high deductibles, expensive co-pays and other factors, such as discounts or savings available at alternative pharmacies or practices. To effectively market our platform, we must educate consumers about the various purchase options and the benefits of using GoodRx codes when purchasing prescription medications and other healthcare products and services without using their health insurance benefits. We focus our marketing and education efforts on consumers, but also aim to educate and inform healthcare providers, pharmacists and other participants that interact with consumers, including at the point of purchase. However, we cannot assure you that we will be successful in changing consumer purchasing habits or that we will achieve broad market education or awareness among consumers. Even if we are able to raise awareness among consumers, they may be slow in changing their habits and may be hesitant to use our platform for a variety of reasons, including:

•	lack of experience with our company and platform, and concerns that we are relatively new to the industry;

•	perceived health, safety or quality risks associated with the use of a new platform and applications to shop for discounted prices for prescription medications;

•	lack of awareness that there is a disparity of pricing for prescription medicines and other medical products and services;

•	perception that our platform does not provide adequate discounted prices or only offers savings for a limited selection of prescription medications;

•	perception that discounted prices offered through our platform are less competitive than insurance coverage;

•	perception regarding acceptance rates of pharmacies for our GoodRx codes available through our platform;

•	traditional or existing relationships with pharmacies, pharmacists or other providers that sell healthcare products and services;

•	concerns about the privacy and security of the data that consumers share with or through our platform;

•	competition and negative selling efforts from competitors, including competing platforms and price matching programs; and

•	perception regarding the time and complexity of using our platform or using and applying our GoodRx codes available through our platform at the point of purchase.

If we fail to achieve broad market education of our platform and/or the options for purchasing healthcare products and services, or if we are unsuccessful in changing consumer purchasing habits, our business, financial condition and results of operations would be adversely affected.

We may be unable to continue to attract, acquire and retain consumers, or may fail to do so in a cost-effective manner.

Our success depends in part on our ability to cost-effectively attract and acquire new consumers, retain our existing consumers and encourage our consumers to continue to utilize our platform when making purchasing decisions for prescription medications and other healthcare products and services. To expand our base of consumers, we must appeal to consumers who have historically used traditional outlets for their healthcare products and services, and who may be unaware of the possibility or benefits of using discounted prices to purchase healthcare products and services outside of insurance programs. We have made significant investments related to consumer acquisition and expect to continue to spend significant amounts to acquire additional consumers. For example, spending on advertising was $28 million, $57 million, $71 million, $89 million and $164 million in 2015, 2016, 2017, 2018 and 2019, respectively, representing a CAGR of 55% from 2015 to 2019. Advertising spending was $37 million, $35 million, $42 million, $50 million, $58 million and $46 million in the first, second, third and fourth quarters of 2019, and the first and second quarters of 2020, respectively. We increased our expenditures on advertising by $74.4 million in 2019, and we expect to continue to invest in sales and marketing in the near term. We cannot assure you that this spending will be effective or that revenue from new consumers that we acquire will ultimately exceed the cost of acquiring those consumers. If we fail to deliver reliable and significant discounted prices for prescription medications, we may be unable to acquire or retain consumers. If we are unable to acquire or retain consumers who use our platform in volumes and with recurrence sufficient to grow our business, we may be unable to maintain the scale necessary for operational efficiency and to drive beneficial and self-reinforcing network effects across the broader healthcare ecosystem, including pharmacies, PBMs, pharmaceutical manufacturers and telehealth providers. Consequently, we may not be able to present the same quality or range of solutions on our platform or otherwise, which may adversely impact consumer interest in our platform, in which case our business, financial condition and results of operations would be adversely affected.

We believe that our paid and non-paid marketing initiatives have been critical in promoting consumer awareness of our platform and offerings, which in turn has driven new consumer growth and increased the extent to which existing consumers have used our platform. Our paid marketing initiatives include television, search engine marketing, mail to consumers and healthcare provider offices, email, display, radio and magazine advertising and social media marketing. For example, we actively market our platform and offerings through television and we rely on direct mail to distribute marketing materials to consumers. If we are unable to cost-effectively market to consumers and drive traffic to our apps and websites, our ability to acquire new consumers and our financial condition would be materially and adversely affected. We also buy search advertising primarily through search engines such as Google and Bing, and use internal analytics and external vendors for bid optimization and channel strategy. Our non-paid advertising efforts include search engine optimization, non-paid social media and e-mail marketing. Search engines frequently modify their search algorithms and these changes can cause our websites to receive less favorable placements, which could reduce the number of consumers who visit our websites. The costs associated with advertising through search engines can also vary significantly from period to period, and have generally increased over time. We may be unable to modify our strategies in response to any future search algorithm changes made by the search engines, which could require a change in the strategy we use to generate consumer traffic to our websites. In addition, our websites must comply with search engine guidelines and policies, which are complex and may change at any time. If we fail to follow such guidelines and policies properly, search engines may rank our content lower in search results or could remove our content altogether from their indices. Although consumer traffic to our apps is not reliant on search results, growth in mobile device usage may not decrease our overall reliance on search results if consumers use our mobile websites rather than our apps or use search to initially find our apps. In fact, growth in mobile device usage may exacerbate the risks associated with how and where our websites are displayed in search results because mobile device screens are smaller than desktop computer screens and therefore display fewer search results.

In addition, we actively encourage new and existing consumers to use our apps to access our platform. We believe that our apps help to facilitate increased consumer retention and that consumers that access our platform through our apps are more likely to utilize GoodRx codes at the final point of purchase. While we have invested and will continue to invest in the development of our apps to improve consumer utilization, there can be no assurance that our efforts to drive adoption and use of our apps will be effective.

Our consumer education, acquisition and retention initiatives can be expensive and may be ineffective in driving consumer education or interest in our platform. Further, if new or existing consumers do not perceive that the discounted prices presented through our platform are reliable or meaningful, or if we fail to offer new and relevant offerings and application features, we may not be able to attract or retain consumers or increase the extent to which they use our platform and applications for other or future purchases. If we fail to continue to grow our base of consumers, retain existing consumers or increase consumer engagement, our business, financial condition and results of operations would be adversely affected.

We rely significantly on our prescription offering and may not be successful in expanding our offerings within our markets, particularly the U.S. prescriptions market, or to other segments of the healthcare industry.

To date, the vast majority of our revenue has been, and we expect it to continue to substantially be, derived from our prescription offering. When a consumer uses a GoodRx code to fill a prescription and saves money compared to the list price at that pharmacy, we receive fees from our partners, primarily PBMs. Revenue from our prescription offering represented 97% and 94% of our revenue for 2018 and 2019, respectively, and 95% and 91% for the first half of 2019 and 2020, respectively. Substantially all of this revenue was generated from consumer transactions at brick and mortar pharmacies. In addition, we have experienced a significant increase in revenue generated by our telehealth offerings. The introduction of competing offerings with lower prices for consumers, fluctuations in prescription prices, changes in consumer purchasing habits, including an increase in the use of mail-order prescriptions, changes in the regulatory landscape, and other factors could result in changes to our contracts or a decline in our revenue, which may have an adverse effect on our business, financial condition and results of operations. Because we derive a vast majority of our revenue from our prescription offering, any material decline in the use of such offering or in the fees we receive from our partners in connection with such offering would have a pronounced impact on our future revenue and results of operations, particularly if we are unable to expand our offerings overall.

We seek to expand our offerings within the prescriptions market, the pharmaceutical manufacturer solutions market and the telehealth market in the United States. For example, within the prescriptions market, we developed our subscription offerings, Gold and Kroger Savings in 2017 and 2018, respectively. Additionally, we have expanded into the pharmaceutical manufacturer solutions markets with our pharmaceutical manufacturer solutions offering. We have also expanded into the telehealth market through our acquisition and integration of HeyDoctor in 2019 and the launch of the GoodRx Telehealth Marketplace, which is a marketplace designed to bring third party providers to our ecosystem so that we can provide consumers with a breadth of services in a single platform, in 2020. We are actively investing in each of these growth areas. However, expanding our offerings and entering into new markets requires substantial additional resources, and our ability to succeed is not certain. During and following periods of active investment, we may experience a decrease in profitability or margins, particularly if the area of investment generates lower margins than our other offerings. For example, HeyDoctor generates substantially lower margins than our other offerings and we expect that it will continue to do so for the foreseeable future. As we expand our offerings, we will need to take additional steps, such as hiring additional personnel, partnering with new third parties and incurring considerable research and development expenses, in order to pursue such an expansion successfully. Any such expansion would be subject to additional uncertainties and would likely be subject to additional laws and regulations. As a result, we may not be successful in future efforts to expand into or achieve profitability from new markets, new business models or strategies or new offering types, and our ability to generate revenue from our current offerings and continue our existing business may be negatively affected. If any such expansion does not enhance our ability to maintain or grow revenue or recover any associated development costs, our business, financial condition and results of operations could be adversely affected.

Our business is subject to changes in medication pricing and is significantly impacted by pricing structures negotiated by industry participants.

Our platform aggregates and analyzes pricing data from a number of different sources. The discounted prices that we present through our platform are based in large part upon pricing structures negotiated by industry participants. We do not control the pricing strategies of pharmaceutical manufacturers, wholesalers, PBMs and pharmacies, each of which is motivated by independent considerations and drivers that are outside our control and has the ability to set or significantly impact market prices for different prescription medications. While we have contractual and non-contractual relationships with certain industry participants, such as pharmacies, PBMs and pharmaceutical manufacturers, these and other industry participants often negotiate complex and multi-party pricing structures, and we have no control over these participants and the policies and strategies that they implement in negotiating these pricing structures.

Pharmaceutical manufacturers generally direct medication pricing by setting medication list prices and offering rebates and discounts for their medications. List prices are impacted by, among other things, market considerations such as the number of competitor medications and availability of alternative treatment options. Wholesalers can impact medication pricing by purchasing medications in bulk from pharmaceutical manufacturers and then reselling such medications to pharmacies. PBMs generally impact medication pricing through their bargaining power, negotiated rebates with pharmaceutical manufacturers and contracts with different pharmacy providers and health insurance companies. PBMs work with pharmacies to determine the negotiated rate that will be paid at the pharmacy by consumers. Medication pricing is also impacted by health insurance companies and the extent to which a health insurance plan provides for, among other things, covered medications, preferred tiers for different medications and high or low deductibles. Approximately 90% of the total prescription volume and 26% of prescription spending in the United States was for generic forms of medication in 2018, with the remainder being brand medications, according to a report by the IQVIA Institute. Similar to the total prescription volume in the United States, a vast majority of the utilization of our platform relates to generic medications.

Our ability to present discounted prices through our platform, the value of any such discounts and our ability to generate revenue are directly affected by the pricing structures in place amongst these industry participants, and changes in medication pricing and in the general pricing structures that are in place could have an adverse effect on our business, financial condition and results of operations. For example, changes in the negotiated rates of the PBMs on our platform at pharmacies could negatively impact the prices that we present through our platform, and changes in insurance plan coverage for specific medications could reduce demand for and/or our ability to offer competitive discounts for certain medications, any of which could have an adverse effect on our ability to generate revenue and business. In addition, changes in the fee and pricing structures among industry participants, whether due to regulatory requirements, competitive pressures or otherwise, that reduce or adversely impact fees generated by PBMs would have an adverse effect on our ability to generate revenue and business. Due in part to existing pricing structures, we generate a small portion of our revenue through contracts with pharmaceutical manufacturers and other intermediaries. Changes in the roles of industry participants and in general pricing structures, as well as price competition among industry participants, could have an adverse impact on our business. For example, integration of PBMs and pharmacy providers could result in pricing structures whereby such entities would have greater pricing power and flexibility or industry players could implement direct to consumer initiatives that could significantly alter existing pricing structures, either of which would have an adverse impact on our ability to present competitive and low prices to consumers and, as a result, the value of our platform for consumers and our results of operations.

We generally do not control the categories and types of prescriptions for which we can offer savings or discounted prices.

The categories and brands of medications for which we can present discounted prices are largely determined by PBMs. PBMs work with insurance companies, employers and other organizations and enter into contracts with pharmacies to determine negotiated rates. They also negotiate rebates with pharmaceutical manufacturers. The terms that different PBMs negotiate with each pharmacy are generally different and result in different negotiated rates available via each PBM’s network, all of which is outside our control. Different PBMs prioritize and allocate discounts across different medications, and continuously update these allocations in accordance with their internal strategies and expectations. As we have agreements with PBMs to market their negotiated rates through our platform, our ability to present discounted prices is dependent upon the arrangements that PBMs have negotiated with pharmacies and upon the resulting availability and allocation of discounts for medications subject to these arrangements. In general, industry participants are less likely to allocate or provide for discounts or rebates on brand medications that are covered by patents. As a result, the discounted prices that we are able to present for brand medications may not be as competitive as for generic medications. Similar to the total prescription volume in the United States, the vast majority of the utilization of our platform relates to generic medications.

Changes in the categories and types of medications for which we can present pricing through our platform could have an adverse effect on our business, financial condition and results of operations. In addition, demand for our offerings and the use and utility of our platform is impacted by the value of the discounts that we are able to present and the extent to which there is inconsistency in the price of a particular prescription across the market. If pharmacies, PBMs or others do not allocate or otherwise facilitate adequate discounts for these medications, or if there is significant price similarity or competition across PBMs and pharmacies, the perceived value of our platform and the demand for our offerings would decrease and there would be a significant impact on our business, financial condition and results of operations.

We rely on a limited number of industry participants.

There is currently significant concentration in the U.S. healthcare industry, and in particular there are a limited number of PBMs, including pharmacies’ in-house PBMs, and a limited number of national pharmacy chains. If we are unable to retain favorable contractual arrangements with our PBMs, including any successor PBMs should there be further consolidation of PBMs, we may lose them as customers, or the negotiated rates provided by such PBMs may become less competitive, which could have an adverse impact on the discounted prices we present through our platform.

A limited number of PBMs generate a significant percentage of the discounted prices that we present through our platform and, as a result, we generate a significant portion of our revenue from contracts with a limited number of PBMs. We work with more than a dozen PBMs that maintain cash networks and prices, and the number of PBMs we work with has significantly increased over time, limiting the extent to which any one PBM contributes to our overall revenue; however, we may not expand beyond our existing PBM partners and the number of our PBM partners may even decline. Our three largest PBM partners accounted for 61% of our revenue in 2018, 55% of our revenue in 2019 and 48% of our revenue in the first half of 2020. Revenue from each PBM fluctuates from period to period as the discounts and prices available through our platform change, and different PBMs experience increases and decreases in the volume of transactions processed through their respective networks. In 2018, Optum, Navitus and MedImpact each accounted for more than 10% of revenue. In 2019, Navitus and MedImpact each accounted for more than 10% of revenue, and in the first half of 2020, Navitus, MedImpact and Express Scripts each accounted for more than 10% of revenue. The loss of any of these large PBMs may negatively impact the breadth of the pricing that we are able to offer consumers.

Most of our PBM contracts provide for monthly payments from PBMs, including our contracts with MedImpact, Navitus and Optum. Our PBM contracts generally can be divided into two categories: PBM contracts featuring a percentage of fee arrangement, where fees are a percentage of the fees that PBMs charge to pharmacies, and PBM contracts featuring a fixed fee per transaction arrangement. Our percentage of fee contracts often also include a minimum fixed fee per transaction. The majority of our PBM contracts, including our contracts with MedImpact and Navitus, are percentage of fee contracts, and a minority of our contracts, including our PBM contract with Optum, provide for fixed fee per transaction arrangements. Our PBM contracts generally, including our contracts with MedImpact, Navitus and Optum, have a tiered fee structure based on volume generated in the applicable payment period. Our PBM contracts, including our contracts with MedImpact, Navitus and Optum, do not contain minimum volume requirements, and thus do not provide for any assurance as to minimum payments to us. Our PBM contracts generally renew automatically, including our contracts with MedImpact, Navitus and Optum. In addition, our PBM contracts generally provide for continuing payments to us after such contracts are terminated, including our contracts with MedImpact, Navitus and Optum. Some of our PBM contracts provide for these continuing payments for so long as negotiated rates related to the applicable PBM contract continue to be used after termination, and other contracts provide for these continuing payments for specified multi-year payment periods after termination. Our contracts with MedImpact, Navitus and Optum provide for periods of five years, three years and three years, respectively, during which payments will be made as negotiated rates related to the applicable PBM contract continue to be used. Between contract renewals, our contracts generally provide for limited termination rights and do not provide for termination for convenience. None of our contracts with MedImpact, Navitus and Optum provide for termination for convenience.

In addition, our PBM contracts typically include provisions that prevent PBMs from circumventing our platform, redirecting volumes outside of our platform and other protective measures. For example, our PBM contracts, including our contracts with MedImpact, Navitus and Optum, contain provisions that limit PBM use of our intellectual property related to our brand and platform and require PBMs to maintain the confidentiality of our data. While we have consistently renewed and extended the term of our contracts with PBMs over time, there can be no assurance that PBMs will enter into future contracts or renew existing contracts with us, or that any future contracts they enter into will be on equally favorable terms. Changes that limit or otherwise negatively impact our ability to receive fees from these partners would have an adverse effect on our business, financial condition and results of operations. Consolidation of PBMs or the loss of a PBM could negatively impact the discounts and prices that we present through our platform and may result in less competitive discounts and prices on our platform.

Our consumers use GoodRx codes at the point of purchase at nearby pharmacies. These codes can be used at over 70,000 pharmacies in the United States. The U.S. prescriptions market is dominated by a limited number of national and regional pharmacy chains, such as CVS, Kroger, Walmart and Walgreens. These pharmacy chains represent a significant portion of overall prescription medication transactions in the United States. Similarly, a significant portion of our discounted prices are used at a limited number of pharmacy chains and, as a result, a significant portion of our revenue is derived from transactions processed at a limited number of pharmacy chains.

We do not generate a significant percentage of revenue from mail-order prescriptions or mail-order pharmacies. If one or more of these pharmacy chains terminates its cash network contracts with PBMs that we work with or enters into cash network contracts with PBMs that we work with at less competitive rates, our business may be negatively affected. This could be exacerbated by further consolidation of PBMs or pharmacy chains. If such changes, individually or in the aggregate, are material, they would have an adverse effect on our business, results of operations and financial condition. If there is a decline in revenue generated from any of the PBMs we contract with, as a result of consolidation of PBMs or pharmacy chains, pricing competition among industry participants or otherwise, if we are unable to maintain or grow our relationships with PBMs or if we lose one or more of the PBMs we contract with and cannot replace the PBM in a timely manner or at all, there would be an adverse effect on our business, financial condition and results of operations.

We operate in a very competitive industry and we may fail to effectively differentiate our offerings and services from those of our competitors, which could impair our ability to attract and acquire new consumers and retain existing consumers.

The U.S. prescriptions market, pharmaceutical manufacturer solutions market and telehealth market are highly competitive and subject to ongoing innovation and development. Our ability to remain competitive is dependent upon our ability to appeal to consumers and attract and acquire new consumers to our platform, including through our apps. Our ability to remain competitive is also dependent upon our ability to retain existing consumers and encourage them to continue to use our platform as a tool for purchasing healthcare products and services. We operate in a highly competitive environment and in an industry that is subject to significant market pressures brought about by consumer demands, a limited number of major PBMs, fluctuations in medication pricing, legislative and regulatory activity, significant changes in demand and interest in telehealth and other market factors.

We compete with companies that provide savings on prescriptions, as well as companies that offer telehealth services and advertising and market access for pharmaceutical manufacturers. Within the prescriptions market, our competition is fragmented and consists of competitors that are smaller than us in scale. There can be no assurance that competitors will not develop and market similar offerings to ours, or that industry participants, such as integrated PBMs and pharmacy providers, will not seek to leverage our platform to drive consumer demand and traffic to their networks and eventually away from, or outside of, our platform. We may face increased competition from those that attempt to replicate our business model or marketing tactics, such as discount websites, apps, cash back and loyalty programs and new comparison shopping sites from various industry participants, any of which could impact our ability to attract and retain consumers. We also face competition in the telehealth market from a range of companies, including providers of telehealth services that are larger than us, and which usually provide telehealth services on behalf of employers and insurance plans, such as Teladoc, Amwell, MDLIVE, and Doctor on Demand. Our pharmaceutical manufacturer solutions offering competes for advertising and market access budget allocation against traditional direct to consumer and other platforms on which pharmaceuticals manufacturers can reach consumers, such as through physicians, health-related apps and websites, television advertisements and services supporting patient access. A competitor’s offerings, reputation and marketing strategies can have a substantial impact on its ability to attract and retain consumers, and we may face competition from existing or new market entrants with greater resources and better offerings, reputations and market strategies, which would have a negative impact on our business. Any such competitor may be better able to respond quickly to new technologies, develop deeper relationships with consumers and industry participants, including pharmacies, PBMs and telehealth providers, or offer more competitive discounts or pricing. While we negotiate protective terms related to our discounted prices, our intellectual property and our consumers with PBMs, our contacts with these parties are not exclusive and PBMs work with others in the industry to drive volume to their networks. For example, our contracts include provisions that, among others, restrict the ability of PBMs to compete with us and solicit our consumers. We aim to differentiate our business through scale and by innovating and delivering offerings and services, including medical care and advice through our telehealth offerings, that demonstrate value to consumers and to our existing consumers, particularly in response to frequent changes in medication pricing and the cost of medical care. Our failure to innovate and deliver offerings and services that demonstrate value, or to market such offerings and services effectively, may affect our ability to acquire or retain consumers, which could have a material adverse effect on our business, results of operations and financial condition.

We may also face competition from companies that we do not yet know about. If existing or new companies develop or market an offering similar to ours, develop an entirely new solution for access to affordable healthcare, acquire one of our existing competitors or form a strategic alliance with one of our competitors or other industry participants, our ability to compete effectively could be significantly impacted, which would have a material adverse effect on our business, results of operations and financial condition.

A pandemic, epidemic or outbreak of an infectious disease in the United States, including the outbreak of the novel strain of coronavirus disease, could impact our business.

In December 2019, a novel strain of coronavirus, SARS-CoV-2, was identified in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease, COVID-19, has spread to almost every country in the world and all 50 states within the United States. Global health concerns relating to the outbreak of COVID-19 have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders, and business shutdowns. In particular for our business, governmental authorities have also recommended, and in certain cases, required, that elective or other medical appointments be suspended or cancelled to avoid non-essential patient exposure to medical environments and potential infection. These and other measures have not only negatively impacted consumer spending and business spending habits, they have adversely impacted and may further impact our workforce and operations and the operations of healthcare professionals, pharmacies, consumers, PBMs and others in the broader healthcare ecosystem. Although certain of these measures are beginning to ease in some geographic regions, overall measures to contain the COVID-19 outbreak may remain in place for a significant period of time, and certain geographic regions are experiencing a resurgence of COVID-19 infections. The duration and severity of this pandemic is unknown and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control.

Given the uncertainty around the duration and extent of the COVID-19 pandemic, we expect the evolving COVID-19 pandemic to continue to impact our business, financial condition, results of operations and liquidity, but cannot accurately predict at this time the future potential impact on our business, financial condition, results of operations or liquidity. Various government measures, community self-isolation practices and shelter-in-place requirements, as well as the perceived need by individuals to continue such practices to avoid infection, have generally reduced the extent to which consumers visit healthcare professionals in-person, seek treatment for certain conditions or ailments, and receive and fill new prescriptions. Consumers may also increasingly elect to receive prescriptions by mail order instead of at the pharmacy, which could have an adverse impact on our prescription offering. In addition, many pharmacies and healthcare providers have reduced staffing, closed locations or otherwise limited operations, and many prescribing healthcare professionals have reduced or postponed treatment of certain patients. The number of Monthly Active Consumers decreased and our prescription offering experienced a decline in activity in the second quarter of 2020 as compared to the first quarter of 2020, as many consumers avoided visiting healthcare professionals and pharmacies in-person, which we believe has had a similar effect across the industry. Any decrease in the number of consumers seeking to fill prescriptions could negatively impact demand for and use of certain of our offerings, particularly our prescription offering, which would have an adverse effect on our business, financial condition and results of operations.

Conversely, pandemics, epidemics and outbreaks may significantly and temporarily increase demand for our telehealth offerings. COVID-19 has significantly accelerated the awareness and use of our telehealth offerings, including demand for our HeyDoctor offering and the utilization of our GoodRx Telehealth Marketplace. While we have experienced a significant increase in demand for the telehealth offerings, there can be no assurance that the levels of interest, demand and use of our telehealth offerings will continue at current levels or will not decrease during or after the pandemic. Any such decrease could have an adverse effect on our growth and the success of our telehealth offerings.

The spread of COVID-19 has also caused us to modify our business practices (including employee travel, employee work locations, and the cancellation of physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, consumers and partners. For example, we have implemented work-from-home measures, which have required us to provide technical support to our employees to enable them to connect to our systems from their homes. In addition, COVID-19 and the determination of appropriate measures and business practices has diverted management’s time and attention. If our employees are not able to effectively work from home, or if our employees contract COVID-19 or another contagious disease, we may experience a decrease in productivity and operational efficiency, which would negatively impact our business, financial condition and results of operations. There is also no certainty that the measures we have taken to mitigate the impact of COVID-19 on our business will be sufficient or otherwise be satisfactory to government authorities. Further, because most of our employees are working remotely in connection with the COVID-19 pandemic, we may experience an increased risk of security breaches, loss of data, and other disruptions as a result of accessing sensitive information from remote locations.

While the potential economic impact brought by and the duration of any pandemic, epidemic or outbreak of an infectious disease, including COVID-19, may be difficult to assess or predict, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity.

The full extent to which the outbreak of COVID-19 will impact our business, results of operations and financial condition is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the outbreak of COVID-19 has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

To the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our estimated addressable market is subject to inherent challenges and uncertainties. If we have overestimated the size of our addressable market or the various markets in which we operate, our future growth opportunities may be limited.

Our total addressable market, or TAM, is based on internal estimates and third-party estimates regarding the size of each of the U.S. prescriptions market, pharmaceutical manufacturer solutions market and telehealth market, and is subject to significant uncertainty and is based on assumptions that may not prove to be accurate. In particular, we calculated the TAM for our prescription opportunity based on data from CMS regarding the expected size of the U.S. prescription market in 2020, plus our estimated value of prescriptions that are written but not filled. This estimate is based on third-party reports and is subject to significant assumptions and estimates. Additionally, we calculated the TAM for our pharmaceutical manufacturer solutions opportunity based on data published in an article in the Journal of the American Medical Association regarding the amount of advertising and marketing spending by U.S. pharmaceutical manufacturers in 2016. We calculated the TAM for our telehealth opportunity based on a report by McKinsey & Company regarding the extent to which amounts spent on outpatient office and home health visits in 2020 can be addressed via telehealth offerings. These estimates, as well as the estimates and forecasts in this prospectus relating to the size and expected growth of the markets in which we operate, may change or prove to be inaccurate. While we believe the information on which we base our TAM is generally reliable, such information is inherently imprecise. In addition, our expectations, assumptions and estimates of future opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described herein. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our future growth opportunities may be affected. Additionally, our TAM for our prescription offering includes medications for which we are currently not able to offer savings on the prices paid by non-insured and insured consumers and for which we may not be able to provide savings on in the future. If our TAM, or the size of any of the various markets in which we operate, proves to be inaccurate, our future growth opportunities may be limited and there could be a material adverse effect on our prospects, business, financial condition and results of operations.

We calculate certain operational metrics using internal systems and tools and do not independently verify such metrics. Certain metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We present certain operational metrics herein, including Monthly Active Consumers, Monthly Visitors, GMV, savings and other metrics. We calculate these metrics using internal systems and tools that are not independently verified by any third party. These metrics may differ from estimates or similar metrics published by third parties or other companies due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose on an ongoing basis. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we present may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring savings, the use of our platform and offerings and other metrics. For example, we believe that there are consumers who access our offerings through multiple accounts or channels, and that there are groups of consumers, such as families, who access our offerings through single accounts or channels, both of which impact our number of Monthly Visitors, as each channel is counted independently. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which would affect our long-term strategies. If our operating metrics or our estimates are not accurate representations of our business, or if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected.

The telehealth market is immature and volatile, and if it does not develop, or if it develops more slowly than we expect, the growth of our business will be harmed.

The telehealth market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance and market adoption. The success of our telehealth offerings will depend to a substantial extent on the willingness of our consumers to use, and to increase the frequency and extent of their utilization of, our platform, as well as on our ability to demonstrate the value of telehealth to employers, health plans, government agencies and other purchasers of healthcare for beneficiaries. Furthermore, the GoodRx Telehealth Marketplace will require marketplace participants to offer their services and for consumers to purchase such services if it is to be successful. If any of these events do not occur or do not occur quickly, it could have a material adverse effect on our business, financial condition and results of operations.

Our telehealth offerings depend in part on our ability to maintain and expand a network of skilled telehealth providers.

The success of our telehealth offerings, including HeyDoctor and the GoodRx Telehealth Marketplace, depends in part on our continued ability to maintain a network of skilled and qualified telehealth providers. With respect to the GoodRx Telehealth Marketplace in particular, we are dependent on third-party entities, which we do not own or control, to provide healthcare services to consumers. There is significant competition in the telehealth market for qualified telehealth providers, and if we are unable to recruit or retain physicians and other healthcare professionals and service providers, it would negatively impact the growth of our telehealth offerings and would have a material adverse effect on our business, financial condition and results of operations.

Negative media coverage could adversely affect our business.

We receive a high degree of media coverage in the United States. Unfavorable publicity regarding, for example, the healthcare industry, litigation or regulatory activity, the actions of the entities included or otherwise involved in our platform, negative perceptions of prescriptions included on our platform, medication pricing, pricing structures in place amongst the industry participants, our data privacy or data security practices, our platform or our revenue could materially adversely affect our reputation. Such negative publicity also could have an adverse effect on our ability to attract and retain consumers, partners, or employees, and result in decreased revenue, which would materially adversely affect our business, financial condition and results of operations.

We may be unable to successfully respond to changes in the market for prescription pricing, and may fail to maintain and expand the use of GoodRx codes through our apps and websites.

In recent years, we believe that consumer preferences and access to prescription medication discounts has increasingly shifted from traditional offline or analog channels, such newspapers and by direct mail, to digital or electronic channels, such as apps, websites and by email. It is difficult to predict whether the pace of the transition from traditional to digital channels will continue at the same rate and whether the growth of the digital channel will continue. While we actively promote the use of our apps and websites, if the demand for digital channels does not continue to grow as we expect, or if we fail to successfully address this demand through our platforms, our business could be harmed. Consumer access and preferences for purchasing medications may evolve in ways which may be difficult to predict. Further, if PBMs or pharmacy chains elect to directly distribute pricing information through their own digital channels, or if new or existing competitors are faster or better at addressing consumer demand and preferences for digital channels, or are able to offer more accessible discounted prices to consumers, our ability and success in presenting discounted prices on our platform may be impeded and our business, financial condition and results of operations would be adversely affected. If we cannot maintain a sufficient offering of discounted prices on our platform, consumers and existing consumers may perceive our platform as less relevant, consumer traffic to our platform could decline and, as a result, consumers and existing consumers may decrease their use of our platform or subscription offerings, which would affect our contracts with certain partners included or otherwise involved in our platform and have a material adverse effect on our business, financial condition and results of operations.

We may be unable to maintain a positive perception regarding our platform or maintain and enhance our brand.

A decrease in the quality or perceived quality of the discounted prices available through our platform, or of our telehealth offerings, including HeyDoctor and the GoodRx Telehealth Marketplace, could harm our reputation and damage our ability to attract and retain consumers and partners included or otherwise involved in our platform, which could adversely affect our business. Many factors that impact the perception of our offerings are beyond our control. For example, the success and perception of the GoodRx Telehealth Marketplace depends in part on the number, availability, and quality of service delivered by the telehealth providers included on the marketplace. While we can control which providers we include on the GoodRx Telehealth Marketplace, there can be no assurance that all such providers will consistently deliver the quality of service necessary to fulfill consumer expectations, and any negative experiences could have an adverse impact on our brand and reputation, which could impact consumer demand for our telehealth offerings and the extent to which providers seek to be included on or associated with the marketplace.

Maintaining and enhancing our GoodRx brand and the branding and image of our various offerings, such as HeyDoctor, is critical to our business and our ability to attract new and existing consumers to our platform. We expect that the promotion of our brand will require us to make substantial investments and as our market becomes more competitive, these branding initiatives may become increasingly difficult and expensive. The successful promotion of our brand will depend largely on our marketing and public relations efforts. If we do not successfully maintain and enhance our brand, we could lose consumer traffic, which could, in turn, cause PBMs and others to terminate or reduce the extent of their relationship with us. Our brand promotion activities may not be successful or may not yield net revenues sufficient to offset this cost, which could adversely affect our reputation and business.

We have identified material weaknesses in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, as a result of which, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

We have been a private company since our inception and, as such, we have not had the internal control and financial reporting requirements that are required of a publicly-traded company. We are required to comply with the requirements of The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, following the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, which could be as early as our first fiscal year beginning after the effective date of this offering. As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ended December 31, 2021. This assessment will need to include disclosure of any material weaknesses identified in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

In connection with the preparation of our financial statements for 2019, we identified certain control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. The material weaknesses were:

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We did not design or maintain an effective control environment commensurate with our financial reporting requirements. We lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. Additionally, the limited personnel resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, amongst other things, insufficient segregation of duties in our finance and accounting functions.

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We did not effectively design and maintain controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting, due in part to acquisitions and other changes to our business.

These material weaknesses contributed to the following additional material weaknesses:

•	We did not design and maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions.

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We did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over the preparation and review of business performance reviews, account reconciliations and journal entries. Additionally, we did not design and maintain controls over the classification and presentation of accounts and disclosures in the financial statements.

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We did not design and maintain effective controls over certain information technology (IT) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain: (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to certain financial applications, programs and data to appropriate company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored, and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These material weaknesses resulted in adjustments identified by our independent registered public accounting firm and recorded by us primarily related to goodwill, capitalized software, leases, debt extinguishment, revenue recognition and sales allowances. These material weaknesses could result in a misstatement of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of Sarbanes-Oxley Act. Had we performed an evaluation and had our independent registered public accounting firm performed an audit of our internal control over financial reporting in accordance with the provisions of Sarbanes-Oxley Act, additional material weaknesses may have been identified. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404(a) of Sarbanes-Oxley Act and we are taking steps to remediate the material weaknesses. Those remediation measures are ongoing and include the following:

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We have recently hired, and plan to continue to hire, additional accounting and IT personnel during 2020 to bolster our technical reporting, transactional accounting and IT capabilities. We are implementing controls to formalize roles and review responsibilities to align with our team’s skills and experience and implement formal controls over segregation of duties.

•	Implementing procedures to identify and evaluate changes in our business and the impact on our controls.

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Formally assessing complex accounting transactions and other technical accounting and financial reporting matters including controls over the preparation and review of accounting memoranda addressing these matters.

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In the first quarter of 2020, we implemented a new enterprise resource planning, or ERP, system. We are in the process of designing and implementing controls over this ERP system to, among other things, automate certain controls, enforce segregation of duties and facilitate the review of journal entries.

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Implementing formal processes, policies, and procedures supporting our financial close process, including creating standard balance sheet reconciliation templates, establishing and reviewing thresholds for business performance reviews, and formalizing procedures over the review of financial statements.

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Enhancing IT governance processes, including automating components of our change management and logical access processes, enhancing role-based access and logging capabilities, implementing automated controls and implementing more robust IT policies and procedures over change management and computer operations.

While we believe these efforts will remediate the material weaknesses, we may not be able to complete our evaluation, testing or any required remediation in a timely fashion. We cannot assure you that the measures we have taken to date and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations.

If we fail to remediate these material weaknesses or identify new material weaknesses by the time we have to issue our first Section 404(a) assessment on the effectiveness of our internal control over financial reporting, we will not be able to conclude that our internal control over financial reporting is effective, which may cause investors to lose confidence in our financial statements, and the trading price of our Class A common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our Class A common stock may suffer.

Use of social media, emails and text messages may adversely impact our reputation, subject us to fines or other penalties or be an ineffective source to market our offerings.

We use social media, emails and text messages as part of our omnichannel approach to marketing and consumer outreach. Changes to these social networking services’ terms of use or terms of service that limit promotional communications, restrictions that would limit our ability or our consumers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or reductions in the use of or engagement with social networking services by consumers and potential consumers could also harm our business. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers or others. Any such inappropriate use of social media, emails and text messages could also cause reputational damage and adversely affect our business.

Our consumers may engage with us online through our social media pages, including, for example, our presence on Facebook, Instagram and Twitter, by providing feedback and public commentary about all aspects of our business. Information concerning us or our offerings and brands, whether accurate or not, may be posted on social media pages at any time and may have a disproportionately adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, we use emails and text messages to communicate with consumers and we collect consumer data, including email addresses and phone numbers, to further our marketing efforts with such consenting consumers. If we fail to adequately or accurately collect such data or if our data collection systems are breached, our business, financial condition and results of operations could be harmed. Further, any failure, or perceived failure, by us, or any third parties processing such data, to comply with privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection would adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities, consumers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data sets.

We may be unable to accurately forecast revenue and appropriately plan our expenses in the future.

We base our current and future expense levels on our operating forecasts and estimates of future income. Income and results of operations are difficult to forecast because they generally depend on the number and timing of our consumers using our platform, signing up for a subscription or using the services provided by our telehealth platform, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world, including the impact of COVID-19. A softening in income, whether caused by changes in consumer preferences or a weakening in global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could result in lower net income or greater net loss in a given quarter than expected.

We rely on information technology to operate our business and maintain competitiveness, and must adapt to technological developments or industry trends.

Our ability to attract new consumers and increase revenue from our existing consumers depends in large part on our ability to enhance and improve our existing offerings, increase adoption and usage of our offerings, and introduce new features and capabilities. The markets in which we compete are relatively new and subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing consumer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis.

We depend on the use of information technologies and systems. As our operations grow, we must continuously improve and upgrade our systems and infrastructure while maintaining or improving the reliability and integrity of our infrastructure. Our future success also depends on our ability to adapt our systems and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features and reliability of our solutions in response to competitive services and offerings. The emergence of alternative platforms such as smartphones and tablets and the emergence of niche competitors who may be able to optimize offerings, services or strategies for such platforms will require new investment in technology. New developments in other areas, such as cloud computing, have made it easier for competition to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. There is also no guarantee that we will possess the financial resources or personnel, for the research, design and development of new applications or services, or that we will be able to utilize these resources successfully and avoid technological or market obsolescence. Further, there can be no assurance that technological advances by one or more of our competitors or future competitors will not result in our present or future applications and services becoming uncompetitive or obsolete. If we were unable to enhance our offerings and platform capabilities to keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive offerings at lower prices, more efficiently, more conveniently or more securely than our offerings, our business, financial condition and results of operations could be adversely affected.

We depend on our information technology systems, and those of our third-party vendors, contractors and consultants, and any failure or significant disruptions of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and results of operations.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure, or IT Systems, to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have established physical, electronic and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our IT Systems and the processing, transmission and storage of digital information. We have also outsourced elements of our IT Systems and data storage systems, and as a result a number of third-party vendors may or could have access to our confidential information.

Despite the implementation of preventative and detective security controls, such IT Systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism and war. Such IT Systems, including our servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). As a result of the COVID-19 pandemic, we may face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies.

In addition, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property. We can provide no assurance that our current IT Systems, or those of the third parties upon which we rely, are fully protected against cybersecurity threats. It is possible that we or our third-party vendors may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and IT Systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our offerings to consumers. Moreover, we and our third-party vendors collect, store and transmit sensitive data, including health-related information, personally identifiable information, intellectual property and proprietary business information in the ordinary course of our business. If a computer security breach affects our systems or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable, including the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as well as regulations promulgated by the Federal Trade Commission, or FTC, and state breach notification laws. We would also be exposed to a risk of loss or litigation and potential liability, which could materially adversely affect our business, results of operations and financial condition.

If our or our third-party vendors’ security measures fail or are breached, it could result in unauthorized access to confidential and proprietary business information, intellectual property, sensitive consumer data (including health-related information) or other personally identifiable information of our consumers, employees, partners or contractors, a loss of or damage to our data, or an inability to access data sources, process data or provide our services. Such failures or breaches of our or our third-party vendors’ security measures, or our or our third-party vendors’ inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely impact consumer, partner, or investor confidence in us, and reduce the demand for our solutions and services. In addition, we could face litigation, significant damages for contract breach or other breaches of law, significant monetary penalties, or regulatory actions for violation of applicable laws or regulations, and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the IT Systems of our third-party vendors become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any disruption or loss to IT Systems on which critical aspects of our operations depend could have an adverse effect on our business.

Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these laws and regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws specifically governing the internet and e-commerce. Furthermore, the regulatory landscape impacting these areas is constantly evolving. Existing and future regulations and laws could impede the growth of the internet, e-commerce or other online services. These regulations and laws may involve taxation, tariffs, privacy and data security, anti-spam, data protection, content, copyrights, distribution, electronic contracts, electronic communications, money laundering, electronic payments and consumer protection. It is not clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the internet as the vast majority of these laws and regulations were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the internet or e-commerce may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

We cannot assure you that our practices have complied, comply or will in the future comply with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business, and proceedings or actions against us by governmental entities or others. For example, recent automatic renewal laws, which require companies to adhere to enhanced disclosure requirements when entering into automatically renewing contracts with consumers, resulted in class action lawsuits against companies that offer online products and services on a subscription or recurring basis. These and similar proceedings or actions could hurt our reputation, force us to spend significant resources in defense of these proceedings, distract our management, increase our costs of doing business, and cause consumers and paid merchants to decrease their use of our platform, and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our apps and websites or may even attempt to completely block access to our platform. Adverse legal or regulatory developments could substantially harm our business.

Our business relies on email, mail and other messaging channels and any technical, legal or other restrictions on the sending of such correspondence or a decrease in consumer willingness to receive such correspondence could adversely affect our business.

Our business depends in part upon the emailing and mailing of promotional materials, cards with GoodRx codes and other information to consumers and healthcare providers, and is also significantly dependent on email and other messaging channels, such as text messages. We distribute pricing information and other promotional materials in the mail, and also provide emails, mobile alerts and other messages to consumers informing them of the discounted prices available on our apps and websites. These communications help generate a significant portion of our revenues. Because email, mail and other messaging channels are important to our business, if we are unable to successfully deliver messages to consumers through these channels, if there are legal restrictions on delivering such messages to consumers, if consumers do not or cannot open or otherwise utilize our messages or if consumers reject the receipt of communications referencing particular prescriptions or conditions, our revenues and profitability would be adversely affected.

Actions taken by third parties that block, impose restrictions on or charge for the delivery of these communications could also harm our business. For example, from time to time, internet service providers or other third parties may block bulk communications or otherwise experience difficulties that result in our inability to successfully deliver communications to consumers. In addition, our use of mail, email and other messaging channels to send communications about our platform or other matters, including health related topics referencing particular prescriptions or conditions, may result in legal claims against us, which if successful might limit or prohibit our ability to send such communications.

We rely on a single third-party service provider for the delivery of substantially all of our mailing communications and rely on third-party service providers for delivery of emails, text messages and other forms of electronic communication. If we were unable to use any one of our current service providers, alternate providers are available; however, we believe our revenue could be impacted for some period as we transition to a new provider, and the new provider may be unable to provide equivalent or satisfactory services. Any disruption or restriction on the distribution of our communications, termination or disruption of our relationships with our third-party service providers, particularly our single third-party service provider for the delivery of mail communications, or any increase in the associated costs, may be beyond our control and would adversely affect our business.

We face the risk of litigation resulting from unauthorized text messages sent in violation of the Telephone Consumer Protection Act.

We send short message service, or SMS, text messages to individuals who are eligible to use our service. The actual or perceived improper sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws. Numerous class action suits under federal and state laws have been filed in recent years against companies who conduct SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs. We have been, and in the future may be subject to such litigation, which could be costly and time-consuming to defend. The Telephone Consumer Protection Act (TCPA) of 1991, a federal statute that protects consumers from unwanted telephone calls, faxes and text messages, restricts telemarketing and the use of automated SMS text messages without proper consent. Federal or state regulatory authorities or private litigants may claim that the notices and disclosures we provide, form of consents we obtain or our SMS texting practices are not adequate or violate applicable law. This has resulted and may in the future result in civil claims against us. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations, we could face direct liability, could be required to change some portions of our business model, could face negative publicity and our business, financial condition and results of operations could be adversely affected. Even an unsuccessful challenge of our SMS texting practices by our consumers, regulatory authorities or other third parties could result in negative publicity and could require a costly response from and defense by us.

Actual or perceived failures to comply with applicable data protection, privacy and security, advertising and consumer protection laws, regulations, standards and other requirements could adversely affect our business, financial condition and results of operations.

We rely on a variety of marketing techniques, including email and social media marketing and postal mailings, and we are subject to various laws and regulations that govern such marketing and advertising practices. A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data, particularly in the context of online advertising, which we rely upon to attract new consumers.

Laws and regulations relating to privacy, data protection, marketing and advertising, and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that varies from one jurisdiction to another and/or may conflict with other law or regulations. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us or any of our third-party partners, data centers, or service providers to comply with privacy policies or federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject, or other legal obligations relating to privacy or consumer protection, could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities, consumers, suppliers or others. These proceedings may result in financial liabilities or may require us to change our operations, including ceasing the use or sharing of certain data sets. Any such claims, proceedings or actions could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of consumers, suppliers, and contracts with PBMs and others and result in the imposition of monetary penalties. We are also contractually required to indemnify and hold harmless certain third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. The U.S. federal and state governments have enacted, and may in the future enact legislation or regulations impacting the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, limits on behavioral or targeted advertising and/or means to make it easier for internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the decreased effectiveness or use of third-party cookies and other methods of online tracking, targeting or re-targeting. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms and consequently, materially and adversely affect our business, financial condition and results of operations.

In addition, various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising. In June 2018, California enacted the California Consumer Privacy Act of 2018, or the CCPA, which became effective on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. For example, the CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. Failure to comply with the CCPA may result in attorney general enforcement action and damage to our reputation. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Additionally, a new California ballot initiative, the California Privacy Rights Act, appears to have garnered enough signatures to be included on the November 2020 ballot in California, and if voted into law by California residents, would impose additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It would also create a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Further, many similar laws have been proposed at the federal level and in other states. For instance, the state of Nevada recently enacted a law that went into force on October 1, 2019 and requires companies to honor consumers’ requests to no longer sell their data. Violators may be subject to injunctions and civil penalties of up to $5,000 per violation.

Additionally, the interpretations of existing federal and state consumer protection laws relating to online collection, use, dissemination, and security of health related and other personal information adopted by the FTC, state attorneys general, private plaintiffs, and courts have evolved, and may continue to evolve, over time. Consumer protection laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce and thus violate Section 5(a) of the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. In March 2020, we received a letter from the FTC indicating its intent to investigate our privacy and security practices to determine whether such practices comply with Section 5 of the FTC Act. In April 2020, the FTC sent a request for documents and information relating primarily to our products and services as well as our privacy and security practices. We are cooperating with the FTC’s requests for documents and information. Responding to these requests has and may continue to consume substantial amounts of our time and resources and may divert management’s attention from the business. No assurance can be given regarding the timing or outcome of the investigation. As a result of investigations of this nature, we may face litigation or agree to settlements that can include monetary remedies and/or compliance requirements that may impose significant and material cost and resource burdens on us, require certain aspects of our operations to be overseen by an independent monitor, and/or limit or eliminate our ability to use certain targeting marketing strategies or work with certain third-party vendors. Any of these events could adversely affect our ability to operate our business and our financial results.

In addition, HIPAA, which we believe does not currently apply to most of our business as currently operated, imposes on entities within its jurisdiction, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. For example, HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the U.S. Department of Health and Human Services, or HHS, affected individuals and if the breach is large enough, the media.

Certain states have adopted or are considering adopting comparable privacy and security laws and regulations, some of which may be more stringent or expansive than HIPAA. In addition, legislative proposals on the federal level include comparable privacy and security laws and regulations, which may be more stringent or expansive than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our consumers and strategic partners.

We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our results of operations.

We are subject to U.S. federal and state income taxes. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. Our effective tax rates could be affected by numerous factors, such as changes in tax, accounting and other laws, regulations, administrative practices, principles and interpretations, the mix and level of earnings in a given taxing jurisdiction or our ownership or capital structures.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a change (by value) in its equity ownership by more than 50 percentage points over a rolling three-year period), the corporation’s ability to use its pre-change net operating loss, or NOL, carryforwards and other pre-change tax attributes to offset its post-change income may be limited. At this time, we have not completed a study to assess whether an ownership change under Section 382 of the Code has occurred, or whether there have been multiple ownership changes since our formation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change NOLs or credits if we undergo a future ownership change. Further, U.S. tax laws limit the time during which NOL carryforwards generated before January 1, 2018 may be applied against future taxes. While NOL carryforwards generated on or after January 1, 2018 are not subject to expiration, the deductibility of such NOL carryforwards is limited to 80% of our taxable income for taxable years beginning on or after January 1, 2021. For these reasons, our ability to utilize NOL carryforwards and other tax attributes to reduce future tax liabilities may be limited.

Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

Our management team has limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws and regulations pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that will be subject to significant regulatory oversight and reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business, which would adversely impact our business operations.

We rely on the performance of members of management and highly skilled personnel, and if we are unable to attract, develop, motivate and retain well-qualified employees, our business could be harmed.

Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel. In addition, our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. The market for such positions is competitive. Qualified individuals are in high demand and we may incur significant costs to attract them. In addition, the loss of any of our senior management or other key employees or our inability to recruit and develop mid-level managers could materially and adversely affect our ability to execute our business plan and we may be unable to find adequate replacements. All of our employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we fail to retain talented senior management and other key personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition and results of operations may be materially adversely affected.

Future litigation could have a material adverse effect on our business and results of operations.

Lawsuits and other administrative or legal proceedings that may arise in the course of our operations can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. In addition, lawsuits and other legal proceedings may be time consuming to defend or prosecute and may require a commitment of management and personnel resources that will be diverted from our normal business operations. Although we generally maintain insurance to mitigate certain costs, there can be no assurance that costs associated with lawsuits or other legal proceedings will not exceed the limits of insurance policies. Moreover, we may be unable to continue to maintain our existing insurance at a reasonable cost, if at all, or to secure additional coverage, which may result in costs associated with lawsuits and other legal proceedings being uninsured. Our business, financial condition and results of operations could be adversely affected if a judgment, settlement penalty or fine is not fully covered by insurance.

General economic factors, natural disasters or other unexpected events may adversely affect our business, financial performance and results of operations.

Although we only operate in the United States, our business, financial performance and results of operations depend in part on worldwide macroeconomic economic conditions and their impact on consumer spending. Recessionary economic cycles, higher interest rates, volatile fuel and energy costs, inflation, levels of unemployment, conditions in the residential real estate and mortgage markets, access to credit, consumer debt levels, unsettled financial markets and other economic factors that may affect costs of manufacturing prescription medications, consumer spending or buying habits could materially and adversely affect demand for our offerings. Volatility in the financial markets has also had and may continue to have a negative impact on consumer spending patterns. In addition, negative national or global economic conditions may materially and adversely affect the PBMs we contract with and their associated pharmacy networks, financial performance, liquidity and access to capital. This may affect their ability to renew contracts with us on the same or better terms, which could impact the competitiveness of the discounted prices we are able to offer our consumers, which could harm our business, financial condition and results of operations.

Economic factors such as increased insurance and healthcare costs, commodity prices, shipping costs, inflation, higher costs of labor, and changes in or interpretations of other laws, regulations and taxes may also increase our costs and our make our offerings less competitive, increase general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. Additionally, public health crises, natural disasters, such as earthquakes and wildfires, and other adverse weather and climate conditions, political crises, such as terrorist attacks, war and other political instability or other unexpected events, could disrupt our operations, internet or mobile networks or the operations of PBMs and their pharmacy networks. For example, our corporate headquarters and other facilities are located in California, which in the past has experienced both severe earthquakes and wildfires. If any of these events occurs, our business could be adversely affected.

We may need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute your ownership of our Class A common stock.

We intend to continue to make investments to support our business growth and may require additional capital to fund and support our business, to respond to competitive challenges or take advantage of strategic opportunities. Accordingly, we may require additional capital from equity or debt financing in the future and may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility, including our ability to issue or repurchase equity, develop new or enhanced existing offerings, complete acquisitions or otherwise take advantage of business opportunities. If we raise additional funds or finance acquisitions through further issuances of equity, convertible debt securities or other securities convertible into equity, you and our other stockholders could suffer significant dilution in your percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our Class A common stock. If we raise additional funds through debt financing, such financing could impose restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, including as a result of the disruption to the capital and debt markets caused by the COVID-19 pandemic or a similar pandemic, our ability to grow or support our business and to respond to business challenges could be significantly limited.

We may seek to grow our business through acquisitions of, or investments in, new or complementary businesses, technologies or products, or through strategic alliances, and the failure to manage these acquisitions, investments or alliances, or to integrate them with our existing business, could have a material adverse effect on us.

We have completed a number of strategic acquisitions in the past, including HeyDoctor in 2019 and Scriptcycle in 2020, and may in the future consider opportunities to acquire or make investments in new or complementary businesses, technologies, offerings, or products, or enter into strategic alliances, that may enhance our capabilities, expand our pharmacy or PBM networks and healthcare platform in general, complement our current offerings or expand the breadth of our markets. Our ability to successfully grow through these types of strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies and products and to obtain any necessary financing, and is subject to numerous risks, including:

•	failure to identify acquisition, investment or other strategic alliance opportunities that we deem suitable or available on favorable terms;

•	problems integrating the acquired business, technologies or products, including issues maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with acquisitions, investments or strategic alliances;

•	adverse impacts on our overall margins;

•	diversion of management’s attention from our existing business;

•	adverse effects on existing business relationships with consumers, pharmacies and PBMs;

•	risks associated with entering new markets in which we may have limited or no experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets. In the future, if our acquisitions do not yield expected returns, we may be required to take impairment charges to our results of operations based on our impairment assessment process, which could harm our results of operations.

If we are unable to identify suitable acquisitions or strategic relationships, or if we are unable to integrate any acquired businesses, technologies and products effectively, our business, financial condition and results of operations could be materially and adversely affected. Also, while we employ several different methodologies to assess potential business opportunities, the new businesses may not meet or exceed our expectations.

Restrictions in our debt arrangements could adversely affect our operating flexibility, and failure to comply with any of these restrictions could result in acceleration of our debt.

In October 2018, GoodRx, Inc., our wholly owned subsidiary, as borrower, and GoodRx Intermediate Holdings, LLC, entered into a first lien credit agreement with various lenders, or the First Lien Credit Agreement. The First Lien Credit Agreement provided for a $40.0 million secured asset-based revolving credit facility, or the Revolving Credit Facility, and a $545.0 million senior secured term loan facility, or the First Lien Term Loan Facility (together with the Revolving Credit Facility, the Credit Facilities). In November 2019, the First Lien Term Loan Facility was amended to increase the amount of the facility to $700.0 million. In addition, in May 2020, the Revolving Credit Facility was amended to increase the amount of the facility to $100.0 million. As of June 30, 2020, we had $696.9 million of debt outstanding under our Credit Facilities, net of unamortized debt discount of $15.7 million, and the capacity to incur $62.9 million in additional indebtedness, subject to certain covenant requirements. Our expected debt service interest payment for 2020 is approximately $25.8 million. These debt arrangements and additional debt arrangements that we expect to enter into in the future will limit our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other restricted payments;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	consolidate, merge or otherwise transfer, sell or dispose of all or substantially all of our assets;

•	enter into certain types of restrictive agreements; and

•	enter into certain types of transactions with affiliates.

We are also required to comply with certain financial ratios set forth in our First Lien Credit Agreement. Certain provisions in our current and future debt arrangements, including the First Lien Credit Agreement, may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. As a result, restrictions in our current and future debt arrangements could adversely affect our business, financial condition and results of operations. In addition, a failure to comply with the provisions of our current and future debt arrangements, including our First Lien Credit Agreement, could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders under our First Lien Credit Agreement and any other future secured debt agreement could proceed against the collateral granted to them to secure that indebtedness.

We have pledged substantially all of our subsidiaries’ assets, including, among other things, equity interests of GoodRx, Inc. and its subsidiaries, as collateral under the First Lien Credit Agreement. If the payment of outstanding amounts under our First Lien Credit Agreement is accelerated, our assets may be insufficient to repay such amounts in full, and our common stockholders could experience a partial or total loss of their investment.

Our business depends on network and mobile infrastructure and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays and loss of consumers.

A key element of our strategy is to generate a significant number of visitors to, and their use of, our apps and websites. Our reputation and ability to acquire, retain and serve our consumers are dependent upon the reliable performance of our apps and websites and the underlying network infrastructure. As our base of consumers and the amount of information shared on our apps and websites continue to grow, we will need an increasing amount of network capacity and computing power. We have spent and expect to continue to spend substantial amounts on computing, including cloud computing and the related infrastructure, to handle the traffic on our apps and websites. The operation of these systems is complex and could result in operational failures. In the event that the traffic of our consumers exceeds the capacity of our current network infrastructure or in the event that our base of consumers or the amount of traffic on our apps and websites grows more quickly than anticipated, we may be required to incur significant additional costs to enhance the underlying network infrastructure. Interruptions or delays in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, undetected errors, design faults or other unexpected events or causes, could affect the security or availability of our apps and websites and prevent our consumers from accessing our apps and websites. If sustained or repeated, these performance issues could reduce the attractiveness of our offerings. In addition, the costs and complexities involved in expanding and upgrading our systems may prevent us from doing so in a timely manner and may prevent us from adequately meeting the demand placed on our systems. Any internet or mobile platform interruption or inadequacy that causes performance issues or interruptions in the availability of our apps or websites could reduce consumer satisfaction and result in a reduction in the number of consumers using our offerings.

We depend on the development and maintenance of the internet and mobile infrastructure. This includes maintenance of reliable internet and mobile infrastructure with the necessary speed, data capacity and security, as well as timely development of complementary offerings, for providing reliable internet and mobile access. Our business, financial condition and results of operations could be materially and adversely affected if for any reason the reliability of our internet and mobile infrastructure is compromised.

We currently rely upon third-party data storage providers, including cloud storage solution providers, such as Amazon Web Services and some specific uses of Google Cloud Platform. Nearly all of our data storage and analytics are conducted on, and the data and content we create associated with sales on our apps and websites are processed through, servers hosted by these providers, particularly Amazon Web Services. We also rely on email service providers, bandwidth providers, internet service providers and mobile networks to deliver email and “push” communications to consumers and to allow consumers to access our websites. If our third-party vendors are unable or unwilling to provide the services necessary to support our business, or if our agreements with such vendors are terminated, our operations could be significantly disrupted. Some of our vendor agreements may be unilaterally terminated by the licensor for convenience, including with respect to Amazon Web Services, and if such agreements are terminated, we may not be able to enter into similar relationships in the future on reasonable terms or at all.

Any damage to, or failure of, our systems or the systems of our third-party data centers or our other third-party providers could result in interruptions to the availability or functionality of our apps and websites. As a result, we could lose consumer data and miss opportunities to acquire and retain consumers, which could result in decreased revenue. If for any reason our arrangements with our data centers or third-party providers are terminated or interrupted, such termination or interruption could adversely affect our business, financial condition and results of operations. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We could experience additional expense in arranging for new facilities, technology, services and support. In addition, the failure of our third-party data centers or any other third-party providers to meet our capacity requirements could result in interruption in the availability or functionality of our apps and websites.

The satisfactory performance, reliability and availability of our apps, websites, transaction processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain consumers, as well as to maintain adequate consumer service levels. Our revenue depends in part on the number of consumers that visit and use our apps and websites in fulfilling their healthcare needs. Unavailability of our apps or websites could materially and adversely affect consumer perception of our brand. Any slowdown or failure of our apps, websites or the underlying technology infrastructure could harm our business, reputation and our ability to acquire, retain and serve our consumers.

The occurrence of a natural disaster, power loss, telecommunications failure, data loss, computer virus, an act of terrorism, cyberattack, vandalism or sabotage, act of war or any similar event, or a decision to close our third-party data centers on which we normally operate or the facilities of any other third-party provider without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of our apps and websites. Cloud computing, in particular, is dependent upon having access to an internet connection in order to retrieve data. If a natural disaster, blackout or other unforeseen event were to occur that disrupted the ability to obtain an internet connection, we may experience a slowdown or delay in our operations. While we have some limited disaster recovery arrangements in place, our preparations may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party data centers or any other third-party facilities. Our disaster recovery and data redundancy plans may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur. If any such event were to occur to our business, our operations could be impaired and our business, financial condition and results of operations may be materially and adversely affected.

We rely on third-party platforms such as the Apple App Store and Google Play App Store, to distribute our platform and offerings.

Our apps are accessed and operate through third-party platforms or marketplaces, including the Apple App Store and Google Play App Store, which also serve as significant online distribution platforms for our apps. As a result, the expansion and prospects of our business and our apps depend on our continued relationships with these providers and any other emerging platform providers that are widely adopted by consumers. We are subject to the standard terms and conditions that these providers have for application developers, which govern the content, promotion, distribution and operation of apps on their platforms or marketplaces, and which the providers can change unilaterally on short or no notice. Our business would be harmed if the providers discontinue or limit our access to their platforms or marketplaces; the platforms or marketplaces decline in popularity; the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies, including fees; the providers adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our apps in order to ensure that consumers can continue to access and use our GoodRx codes and pricing information.

If alternative providers increase in popularity, we could be adversely impacted if we fail to create compatible versions of our apps in a timely manner, or if we fail to establish a relationship with such alternative providers. Likewise, if our current providers alter their operating platforms, we could be adversely impacted as our offerings may not be compatible with the altered platforms or may require significant and costly modifications in order to become compatible. If our providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted.

In the past, some of these platforms or marketplaces have been unavailable for short periods of time. If this or a similar event were to occur on a short- or long-term basis, or if these platforms or marketplaces otherwise experience issues that impact the ability of consumers to download or access our apps and other information, it could have a material adverse effect on our brand and reputation, as well as our business, financial condition and operating results.

We rely on software-as-a-service, or SaaS, technologies from third parties.

We rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services, marketing services and data storage services. For example, we rely on Amazon Web Services for a substantial portion of our computing and storage capacity, and rely on Google for storage capacity and advertising services. Amazon Web Services provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. Amazon Web Services may terminate its agreement with us by providing 30 days prior written notice. Similarly, Google provides us with storage capacity and advertising services, and may update the terms of its services unilaterally by providing advance notice and posting changed terms on its website. Google may also terminate its agreements with us immediately upon notice. Our other vendor agreements may be unilaterally terminated by the counterparty for convenience. If these services become unavailable due to contract cancellations, extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, or for any other reason, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing our offerings and supporting our consumers and partners could be impaired and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could harm our business, financial condition, and results of operations.

We depend on our relationships with third parties and would be adversely impacted by system failures or other disruptions in the operations of these parties.

We use and rely on services from third parties, such as our telecommunications services, and those services may be subject to outages and interruptions that are not within our control. Failures by our telecommunications providers may interrupt our ability to provide phone support to our consumers and DDoS attacks directed at our telecommunication service providers could prevent consumers from accessing our websites. In addition, we have in the past and may in the future experience down periods where our third-party credit card processors are unable to process the payments of our consumers, disrupting our ability to process or receive revenue from our subscription offerings. Disruptions to our consumer support, website and credit card processing services could lead to consumer dissatisfaction, which would adversely affect our business, financial condition and results of operations.

Changes in consumer sentiment or laws, rules or regulations regarding the use of cookies and other tracking technologies and other privacy matters could have a material adverse effect on our ability to generate net revenues and could adversely affect our ability to collect proprietary data on consumer behavior.

Consumers may become increasingly resistant to the collection, use and sharing of information online, including information used to deliver and optimize advertising, and take steps to prevent such collection, use and sharing of information. For example, consumer complaints and/or lawsuits regarding online advertising or the use of cookies or other tracking technologies in general and our practices specifically could adversely impact our business.

Consumers can currently opt out of the placement or use of most cookies for online advertising purposes by either deleting or disabling cookies on their browsers, visiting websites that allow consumers to place an opt-out cookie on their browsers, which instructs participating entities not to use certain data about consumers’ online activity for the delivery of targeted advertising, or by downloading browser plug-ins and other tools that can be set to: identify cookies and other tracking technologies used on websites; prevent websites from placing third-party cookies and other tracking technologies on the consumer’s browser; or block the delivery of online advertisements on apps and websites.

Various software tools and applications have been developed that can block advertisements from a consumer’s screen or allow consumers to shift the location in which advertising appears on webpages or opt out of display, search and internet-based advertising entirely. In particular, Apple’s mobile operating system permits these technologies to work in its mobile Safari browser. In addition, changes in device and software features could make it easier for internet users to prevent the placement of cookies or to block other tracking technologies. In particular, the default settings of consumer devices and software may be set to prevent the placement of cookies unless the user actively elects to allow them. For example, Apple’s Safari browser currently has a default setting under which third-party cookies are not accepted and users must activate a browser setting to enable cookies to be set, and Apple has announced that its new mobile operating system will require consumers to opt in to the use of Apple’s resettable device identifier for advertising purposes. Various industry participants have worked to develop and finalize standards relating to a mechanism in which consumers choose whether to allow the tracking of their online search and browsing activities, and such standards may be implemented and adopted by industry participants at any time.

We currently use cookies, pixel tags and similar technologies from third-party advertising technology providers to provide and optimize our advertising. If consumer sentiment regarding privacy issues or the development and deployment of new browser solutions or other Do Not Track mechanisms result in a material increase in the number of consumers who choose to opt out or block cookies and other tracking technologies or who are otherwise using browsers where they need to, and fail to, allow the browser to accept cookies, or otherwise result in cookies or other tracking technologies not functioning properly, our ability to advertise effectively and conduct our business, and our results of operations and financial condition would be adversely affected.

Risks Related to Intellectual Property

We may be unable to establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology.

Our business depends on proprietary technology and content, including software, processes, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, patent, copyright, domain name and trade secret-protection laws, in addition to confidentiality agreements and other practices to protect our brands, proprietary information, technologies and processes.

Our most material trademark asset is the registered trademark “GoodRx.” Our trademarks are valuable assets that support our brand and consumers’ perception of our offerings. We also hold the rights to the “goodrx.com” internet domain name, which are subject to internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. If we are unable to protect our trademarks or domain names in the United States or in other jurisdictions in which we may ultimately operate, our brand recognition and reputation would suffer, we would incur significant re-branding expenses and our operating results could be adversely impacted. As of June 30, 2020, we owned three issued patents and four pending patent applications in the United States. Our issued patents are currently scheduled to expire beginning in 2034, excluding any patent term adjustments. Our issued patents and those that may be issued in the future may not provide us with competitive advantages, may be of limited territorial reach and may be held invalid or unenforceable if successfully challenged by third parties, and our patent applications may never be issued. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property or survive a legal challenge, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. Our limited patent protection may restrict our ability to protect our technologies and processes from competition. It is also possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay the introduction and implementation of new technologies, result in our substituting inferior or more costly technologies into our software or injure our reputation. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property and proprietary rights, our business, financial condition and results of operations could be adversely affected.

We may be sued by third parties for infringement, misappropriation, dilution or other violation of their intellectual property or proprietary rights.

Internet, advertising and e-commerce companies frequently are subject to litigation based on allegations of infringement, misappropriation, dilution or other violations of intellectual property rights. Some internet, advertising and e-commerce companies, including some of our competitors, as well as non-practicing entities, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us.

Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights.

For instance, the use of our technology to provide our offerings could be challenged by claims that such use infringes, dilutes, misappropriates or otherwise violates the intellectual property rights of a third party. In addition, we may in the future be exposed to claims that content published or made available through our apps or websites violates third-party intellectual property rights.

As we face increasing competition and as a public company, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve patent holding companies or other adverse intellectual property rights holders who have no relevant product revenue, and therefore our own pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods, and we cannot assure that we are not infringing or violating, and have not violated or infringed, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. We expect that we may receive in the future notices that claim we or our partners, or clients using our solutions and services, have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows and the functionality of applications amongst competitors overlaps.

Any claim that we have violated intellectual property or other proprietary rights of third parties, with or without merit, and whether or not it results in litigation, is settled out of court or is determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of management and technical personnel from our business. Furthermore, an adverse outcome of a dispute may result in an injunction and could require us to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. Any settlement or adverse judgment resulting from such a claim could require us to enter into a licensing agreement to continue using the technology, content or other intellectual property that is the subject of the claim; restrict or prohibit our use of such technology, content or other intellectual property; require us to expend significant resources to redesign our technology or solutions; and require us to indemnify third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. There also can be no assurance that we would be able to develop or license suitable alternative technology, content or other intellectual property to permit us to continue offering the affected technology, content or services to our partners. If we cannot develop or license technology for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these events could materially harm our business, financial condition and results of operations.

Failure to maintain, protect or enforce our intellectual property rights could harm our business and results of operations.

We pursue the registration of our patentable technology, domain names, trademarks and service marks in the United States. We also strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our technology or intellectual property rights. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property rights may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technology or intellectual property by others.

Effective trade secret, patent, copyright, trademark and domain name protection is expensive to obtain, develop and maintain, both in terms of initial and ongoing registration or prosecution requirements and expenses and the costs of defending our rights. We may, over time, increase our investment in protecting our intellectual property through additional patent filings that could be expensive and time-consuming. We do not know whether any of our pending patent applications will result in the issuance of additional patents or whether the examination process will require us to narrow our claims or we may otherwise be unable to obtain patent protection for the technology covered in our pending patent applications. Our patents, trademarks and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Moreover, any issued patents may not provide us with a competitive advantage and, as with any technology, competitors may be able to develop similar or superior technologies to our own, now or in the future. In addition, due to a recent U.S. Supreme Court case, it has become increasingly difficult to obtain and assert patents relating to software or business methods, as many such patents have been invalidated for being too abstract to constitute patent-eligible subject matter. We do not know whether this will affect our ability to obtain new patents on our innovations, or successfully assert our patents in litigation or pre-litigation campaigns.

Monitoring unauthorized use of the content on our apps and websites, and our other intellectual property and technology, is difficult and costly. Our efforts to protect our proprietary rights and intellectual property may not have been and may not be adequate to prevent their misappropriation or misuse. Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. Third parties from time to time copy content or other intellectual property or technology from our solutions without authorization and seek to use it for their own benefit. We generally seek to address such unauthorized copying or use, but we have not always been successful in stopping all unauthorized use of our content or other intellectual property or technology, and may not be successful in doing so in the future. Further, we may not have been and may not be able to detect unauthorized use of our technology or intellectual property, or to take appropriate steps to enforce our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our solutions and services. Our competitors may also independently develop similar technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every jurisdiction in which our solutions or technology are hosted or available. Further, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property rights could result in competitors offering solutions that incorporate our most technologically advanced features, which could reduce demand for our solutions.

We may find it necessary or appropriate to initiate claims or litigation to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of intellectual property rights claimed by others. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the use or technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. Litigation is inherently uncertain and any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and results of operations. If we fail to maintain, protect and enforce our intellectual property, our business and results of operations may be harmed.

We may be unable to continue the use of our trademarks, trade names or domain names, or prevent third parties from acquiring and using trademarks, trade names and domain names that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential consumers and partners. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, which, if obtained, may impede our ability to build brand identity and possibly lead to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our technologies, solutions or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish or protect our trademarks and trade names, or if we are unable to build name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our competitive position, business, financial condition, results of operations and prospects.

We have registered domain names for our websites that we use in our business. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our solutions under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention.

ICANN (the Internet Corporation for Assigned Names and Numbers), the international authority over top-level domain names, has been increasing the number of generic top-level domains, or “TLDs.” This may allow companies or individuals to create new web addresses that appear to the right of the “dot” in a web address, beyond such long-standing TLDs as “.com,” “.org” and “.gov.” ICANN may also add additional TLDs in the future. As a result, we may be unable to maintain exclusive rights to all potentially relevant or desirable domain names in the United States, which may harm our business. Furthermore, attempts may be made by third parties to register our trademarks as new TLDs or as domain names within new TLDs, and we may be required to enforce our rights against such registration attempts, which could result in significant expense and the diversion of management’s attention.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information, including our technology platform, and to maintain our competitive position. With respect to our technology platform, we consider trade secrets and know-how to be one of our primary sources of intellectual property. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside contractors, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information, including our technology and processes. Despite these efforts, no assurance can be given that the confidentiality agreements we enter into will be effective in controlling access to such proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing the same or similar technologies and processes, which may allow them to provide a service similar or superior to ours, which could harm our competitive position.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, it could harm our competitive position, business, financial condition, results of operations and prospects.

Issued patents covering our offerings could be found invalid or unenforceable if challenged.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications (including licensed patents) have been, are being or may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future offering candidates.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our platform or features of our platform and offerings.

There are a number of changes to the patent laws that may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act, or the AIA, enacted in September 2011, resulted in significant changes in patent legislation. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. Circumstances could prevent us from promptly filing patent applications on our inventions. The AIA also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, or IPR, and derivation proceedings.

There are also a number of changes to the patent laws being considered that, if enacted, may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the Senate Judiciary Committee’s Subcommittee on Intellectual Property in 2019 held hearings on expanding the test for patent definiteness under Section 112(f) of the Patent Act to combat the assertion of overbroad claims. Such changes could result in a diminished value for issued patents which properly captured the scope entitled to them as of the time of examination, but might fail the new test if it is enacted. Alternatively, the USPTO could decide to strengthen its examination under Section 112(f), leading to fewer issuing patents or patents issuing with more limited scope.

There are also legislative discussions regarding the changing of rules relating to post-grant review of patents through inter partes review, or IPR, or covered business method, or CBM, review. For example, current case law holds that the Patent Trial and Appeal Board, or PTAB, has the sole authority to determine whether to institute an IPR or CBM, and such decision is unreviewable on appeal. Efforts to amend the law to allow appellate review of PTAB institution decisions could result in an increase of institution as a result of such appellate review, and a corresponding increase in invalidation through these processes. Because of a lower evidentiary standard in PTAB proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a PTAB proceeding sufficient for the PTAB to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the PTAB procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action, and legislative attempts to make it easier to appeal successful patent-holder results could diminish the value of patents.

In addition, the patent position of companies engaged in the development and commercialization of software and internet e-commerce is particularly uncertain. Various courts, including the Supreme Court have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to certain software and business method patents. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature is not itself patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our software or business methods would be considered abstract ideas. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain patents and may facilitate third-party challenges to any owned or licensed patents. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to software, which could make it difficult for us to stop the infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

We may not be able to enforce our intellectual property rights throughout the world.

We may also be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. Filing, prosecuting, maintaining, defending, and enforcing intellectual property rights on our solutions, services, and technologies in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. We do not own and have not registered or applied for intellectual property outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained protection to develop their own solutions and services and, further, may export otherwise violating solutions and services to territories where we have protection but enforcement is not as strong as that in the United States. These solutions and services may compete with our solutions and services, and our intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant challenges in establishing and enforcing their proprietary rights outside of the United States. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States. For instance, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable for business methods. As such, we do not know the degree of future protection that we will have on our technologies, products and services.

In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of intellectual property protection, especially those relating to healthcare. This could make it difficult for us to stop the misappropriation or other violation of our other intellectual property rights. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our solutions, services and other technologies and the enforcement of intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

We utilize open source software, which may pose particular risks to our proprietary software and solutions.

We use open source software in our solutions and will use open source software in the future. Companies that incorporate open source software into their solutions have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. Some licenses governing the use of open source software contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses to third parties at no cost, if we combine our proprietary software with open source software in certain manners. Although we monitor our use of open source software, we cannot assure you that all open source software is reviewed prior to use in our solutions, that our developers have not incorporated open source software into our solutions, or that they will not do so in the future. Additionally, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solutions. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our software. In addition, the terms of open source software licenses may require us to provide software that we develop using such open source software to others on unfavorable license terms. As a result of our current or future use of open source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our solutions, discontinue making our solutions available in the event re-engineering cannot be accomplished on a timely basis or take other remedial action. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts. Further, in addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and results of operations.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property, including technologies and software from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our solutions and services, or adversely impact our ability to commercialize future solutions and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies, are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new solutions or services in the future.

In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new solutions or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our solutions and services. Such royalties are a component of the cost of our solutions or services and may affect the margins on our solutions and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, our business, financial condition, results of operations and prospects could be affected. If licenses to third-party intellectual property rights are or become required for us to engage in our business, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. Moreover, we could encounter delays and other obstacles in our attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing solutions and services, which could harm our competitive position, business, financial condition, results of operations and prospects.

Risks Related to the Healthcare Industry

We may be subject to state and federal fraud and abuse and other healthcare regulatory laws and regulations. If we or our commercial partners act in a manner that violates such laws or otherwise engage in misconduct, we may be subject to civil or criminal penalties as well as exclusion from government healthcare programs.

Although the consumers who use our offerings do so outside of any medication or other health benefits covered under their health insurance, including any commercial or government healthcare program, we may nonetheless be subject to healthcare fraud and abuse regulation and enforcement by both the U.S. federal government and the states in which we conduct our business. These laws impact, among other things, our sales, marketing, support and education programs and constrain our business and financial arrangements and relationships with pharmacies, PBMs, pharmaceutical manufacturers, marketing partners, healthcare professionals and consumers, and include, but are not limited to, the following:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal false claims laws, including the civil False Claims Act (which can be enforced through ‘‘qui tam,’’ or whistleblower actions, by private citizens on behalf of the federal government), which prohibits any person from, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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HIPAA imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for healthcare benefits, items or services by a healthcare benefit program, which includes both government and privately funded benefits programs. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal Civil Monetary Penalties Law, which, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by a state or federal healthcare program;

•	federal consumer protection and unfair competition laws, which broadly regulate platform activities and activities that potentially harm consumers; and

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state laws and regulations, including state anti-kickback and false claims laws, that may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers and self-pay patients.

To enforce compliance with healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and referral sources, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management’s attention from the business. Additionally, as a result of these investigations, entities may also have to agree to additional compliance and reporting requirements as part of a consent decree, non-prosecution or corporate integrity agreement. Any such investigation or settlements could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond.

The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities may conclude that our business practices, including, without limitation, our revenue sharing arrangements with our partners, arrangements with entities that provide us with rebate administrative services, and other sales and marketing practices, do not comply with applicable fraud and abuse or other healthcare laws and regulations or guidance.

If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, and additional oversight and reporting requirements if we become subject to a corporate integrity agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the pharmacies, PBMs, pharmaceutical manufacturers, marketing partners or other entities with whom we do business is found not to be in compliance with applicable laws, they may be subject to the same criminal, civil or administrative sanctions, including exclusion from government-funded healthcare programs.

We provide pricing information and discounted prices for all FDA-approved medications, including products that are regulated under federal and state law as controlled substances. Controlled substances are subject to more onerous regulatory requirements than other pharmaceutical products and have received increasing legal scrutiny in recent years, which will likely continue into the future. Regulatory or legal developments that have the effect of lowering the sales of controlled substances may have a negative impact on our business.

Our telehealth offerings are subject to laws, rules and policies governing the practice of medicine and medical board oversight.

Our ability to conduct and optimize our telehealth offerings in each state is dependent upon the state’s treatment of telehealth, such as the permissibility of asynchronous store-and-forward telehealth, under such state’s laws, rules and policies governing the practice of medicine, which are subject to changing political, regulatory and other influences. Some state medical boards have established rules or interpreted existing rules in a manner that limits or restricts our ability to conduct or optimize our business.

Our telehealth offerings offer patients the ability to see a board-certified medical professional for advice, diagnosis and treatment of routine health conditions on a remote basis. Due to the nature of this service and the provision of medical care and treatment by board-certified medical professionals, we and certain of our affiliated physicians and healthcare professionals are and may in the future be subject to complaints, inquiries and compliance orders by national and state medical boards. Such complaints, inquiries or compliance orders may result in disciplinary actions taken by these medical boards against the licensed physicians who provide services through our telehealth offerings, which could include suspension, restriction or revocation of the physician’s medical license, probation, required continuing medical education courses, monetary fines, administrative actions and other conditions. Regardless of outcome, these complaints, inquiries or compliance orders could have an adverse impact on our telehealth offerings and our platform generally due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

Due to the uncertain regulatory environment, certain states may determine that we are in violation of their laws and regulations or such laws and regulations may change. In the event that we must remedy such violations, we may be required to modify our offerings in such states in a manner that undermines our offerings or business, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such states are overly burdensome, we may elect to terminate our operations in such states. In each case, our revenue may decline and our business, financial condition and results of operations could be materially adversely affected.

In our telehealth offerings, we are dependent on our relationships with affiliated professional entities, which we do not own, to provide healthcare services, and our business would be adversely affected if those relationships were disrupted.

Our contractual relationships with our affiliated healthcare professionals providing telehealth services, our platform that enables HeyDoctor consumers to opt in to use our prescription offering, and the recent launch of HeyDoctor’s platform where consumers can access a third-party mail order pharmacy to fill their prescriptions may implicate certain state laws in the United States that generally prohibit non-physician entities from practicing medicine, exercising control over physicians or engaging in certain practices such as fee-splitting with physicians. Although we believe that we have structured our arrangements to ensure that the healthcare professionals maintain exclusive authority regarding the delivery of medical care and prescription of medications when clinically appropriate, there can be no assurance that these laws will be interpreted in a manner consistent with our practices or that other laws or regulations will not be enacted in the future that could have a material and adverse effect on our business, financial condition and results of operations. Regulatory authorities, state medical boards of medicine, state attorneys general and other parties, including our affiliated healthcare professionals, may assert that, despite the management service agreement and other arrangements through which we operate, we are engaged in the prohibited corporate practice of medicine, and/or that our arrangements with our affiliated professional entities constitute unlawful fee-splitting. If a state’s prohibition on the corporate practice of medicine or fee-splitting law is interpreted in a manner that is inconsistent with our practices, we would be required to restructure or terminate our relationship with our affiliated professional entities to bring its activities into compliance with such laws. A determination of non-compliance, or the termination of or failure to successfully restructure these relationships could result in disciplinary action, penalties, damages, fines, and/or a loss of revenue, any of which could have a material and adverse effect on our business, financial condition and results of operations. State corporate practice of medicine doctrines and fee-splitting prohibitions also often impose penalties on healthcare professionals for aiding the corporate practice of medicine, which could discourage physicians and other healthcare professionals from participating in our network of providers.

The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, but may adversely affect our business, financial condition and results of operations.

Our revenue is dependent on the healthcare industry and could be affected by changes in healthcare spending and policy. The healthcare industry is subject to changing political, regulatory and other influences. The Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act of 2010, or collectively, the ACA, enacted in March 2010, made major changes in how healthcare is delivered and reimbursed, and increased access to health insurance benefits to the uninsured and underinsured population of the United States. The ACA, among other things, required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand medications to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient medications to be covered under Medicare Part D, increased the number of individuals with Medicaid and private insurance coverage, implemented reimbursement policies that tie payment to quality, facilitated the creation of accountable care organizations that may use capitation and other alternative payment methodologies, strengthened enforcement of fraud and abuse laws and encouraged the use of information technology.

Since its enactment, there have been judicial, U.S. congressional and executive branch challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, the Tax Cuts and Jobs Act of 2017, or Tax Act, was enacted, which includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit affirmed the District Court’s decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review the case, although it is unclear when a decision will be made or how the Supreme Court will rule. In addition, there may be other efforts to challenge, repeal or replace the ACA will impact the ACA. We are continuing to monitor any changes to the ACA that, in turn, may potentially impact our business in the future.

In addition, recently there has been heightened governmental scrutiny over the manner in which pharmaceutical manufacturers set prices for their marketed products, which has resulted in several U.S. congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to medication pricing, reduce the cost of prescription medications under government payor programs, and review the relationship between pricing and manufacturer patient programs. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce medication prices, increase competition, lower out-of-pocket medication costs for patients, and increase patient access to lower-cost generic and biosimilar medications. On March 10, 2020, the Trump administration sent “principles” for medication pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint,” or plan, to lower medication prices and reduce out-of-pocket costs of prescription medications that contains additional proposals to increase pharmaceutical manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of medication products paid by consumers. Moreover, in February 2019, the Office of Inspector General, or OIG, of HHS, proposed modifications to U.S. federal healthcare Anti-Kickback Statute safe harbors which, among other things, would have affected rebates paid by manufacturers to Medicare Part D plans and Medicaid managed care organizations, either directly or through PBMs under contract with such sponsors or organizations, the purpose of which was to further reduce the cost of medication products to consumers. Although the Trump administration withdrew the proposed rule in July 2019, in July 2020, President Trump signed four executive orders that attempt to implement several of the Administration’s proposals, including one that directs HHS to finalize the rulemaking process on modifying these Anti-Kickback Statute safe harbors if HHS confirms that the action is not projected to increase federal spending, Medicare beneficiary premiums, or patients’ total out-of-pocket costs. The other executive orders include a policy that would tie Medicare Part B drug prices to international drug prices; an order that directs HHS to finalize the Canadian drug importation proposed rule previously issued by HHS allowing states to submit importation program proposals to the FDA for review and authorization and makes other changes allowing for the facilitation of grants to individuals of waivers of the prohibition of importation of prescription drugs, provided such importation poses no additional risk to public safety, and one that reduces costs of insulin and epipens to patients of federally qualified health centers. Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control medication costs.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control medication pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, disclosure, transparency and reporting requirements to regulatory agencies regarding marketing costs and discounts provided to patients, such as those provided through our prescription offering and subscription offerings, for prescription medications dispensed by pharmacies, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could impact the amounts that federal and state governments and other third-party payors will pay for healthcare products and services or require us to restructure our existing arrangements with PBMs and pharmaceutical manufacturers, any of which could adversely affect our business, financial condition and results of operations.

Risks Related to This Offering and Ownership of Our Class A Common Stock

There has been no prior market for our Class A common stock. An active market may not develop or be sustainable, and investors may be unable to resell their shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations between the representatives of the underwriters and us and may vary from the market price of our Class A common stock following the completion of this offering. An active or liquid market in our Class A common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our Class A common stock, you may not be able to resell those shares at or above the initial public offering price or at all. We cannot predict the prices at which our Class A common stock will trade.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial conditions and results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments;

•	changes in stock market valuations and operating performance of other healthcare and technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management;

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sales of large blocks of our Class A common stock, including sales by certain affiliates of Silver Lake, Francisco Partners, Spectrum, Idea Men, LLC, our Co-Founders or our executive officers and directors;

•	lawsuits threatened or filed against us;

•	anticipated or actual changes in laws, regulations or government policies applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	general economic conditions in the United States;

•	other events or factors, including those resulting from war, pandemics (including COVID-19), incidents of terrorism or responses to these events; and

•	the other factors described in the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their results of operations. Market fluctuations could result in extreme volatility in the price of shares of our Class A common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our Class A common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition and results of operations.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual class or multi-class share structures in certain of their indexes. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares of common stock from being added to these indices. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

The parties to our stockholders agreement, who will also hold a significant portion of our Class B common stock, will control the direction of our business and such parties’ ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

Following the completion of this offering and the private placement, and without giving effect to any purchases that may be made through our directed share program or otherwise in this offering, the holders of our Class B common stock, including the parties to our stockholders agreement, who will also hold a significant portion of our Class B common stock, will own approximately 98.9% of the combined voting power of our Class A and Class B common stock (or 98.8% if the underwriters exercise their option to purchase additional shares in full), with each share of Class A common stock entitling the holder to one vote and each share of Class B common stock entitling the holder to 10 votes, until the earlier of, (i) the first date on which the aggregate number of outstanding shares of our Class B common stock ceases to represent at least 10% of the aggregate number of our outstanding shares of common stock and (ii) seven years from the filing and effectiveness of our amended and restated certificate of incorporation in connection with this offering, on all matters submitted to a vote of our stockholders. Moreover, the parties to our stockholders agreement, who will also hold Class A and Class B common stock, will own 91.4% of the combined voting power of our Class A and Class B common stock (or 91.3% if the underwriters exercise their option to purchase additional shares in full). Additionally, we may issue additional shares of Class B common stock in the future, including 24,633,066 shares of Class B common stock issuable in connection with the Founder Awards. In addition, we will agree to nominate to our board of directors individuals designated by Silver Lake, Francisco Partners, Spectrum and Idea Men, LLC in accordance with our stockholders agreement. Silver Lake, Francisco Partners, Spectrum and Idea Men, LLC will each retain the right to designate directors for so long as they beneficially own at least 5% of the aggregate number of shares of common stock outstanding immediately following this offering. See “Certain Relationships and Related Person Transactions—Stockholders Agreements.” Even when the parties to our stockholders agreement cease to own shares of our stock representing a majority of the total voting power, for so long as the parties to our stockholders agreement continue to own a significant percentage of our stock, particularly our Class B common stock, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, the parties to our stockholders agreement will have significant influence with respect to our management, business plans and policies. In particular, for so long as the parties to our stockholders agreement continue to own a significant percentage of our stock, particularly our Class B common stock, the parties to our stockholders agreement may be able to cause or prevent a change of control of our Company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our Company and ultimately might affect the market price of our Class A common stock.

Further, our amended and restated certificate of incorporation, which will be in effect immediately prior to the closing of this offering, will provide that the doctrine of “corporate opportunity” will not apply with respect to the parties to our stockholders agreement or their affiliates (other than us and our subsidiaries), and any of their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries. See “—Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to certain parties to our stockholders agreement and any director or stockholder who is not employed by us or our subsidiaries.”

Substantial future sales by the parties to our stockholders agreement or other holders of our common stock, or the perception that such sales may occur, could depress the price of our Class A common stock.

Immediately following the completion of this offering and the private placement, the parties to our stockholders agreement will collectively own 84.0% of our outstanding shares of common stock (or 82.9% if the underwriters exercise their option to purchase additional shares in full). Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, or the Securities Act, for so long as such parties are deemed to be our affiliates, unless the shares to be sold are registered with the Securities and Exchange Commission, or SEC. These stockholders are entitled to rights with respect to the registration of their shares following this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” We are unable to predict with certainty whether or when such parties will sell a substantial number of shares of our Class A common stock. The sale by the parties to our stockholders agreement of a substantial number of shares after this offering, or a perception that such sales could occur, could significantly reduce the market price of our Class A common stock. Upon completion of this offering, except as otherwise described herein, all shares of our Class A common stock that are being offered hereby will be freely tradable without restriction, assuming they are not held by our affiliates.

We and all directors, officers and the holders of substantially all of our outstanding common stock and stock options have agreed that, without the prior written consent of at least three of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, or the restricted period, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, (ii) file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; provided, however, that with respect to each of our non-executive employees that have agreed to the lock-up restrictions described above, if (a)(1) we have filed our first quarterly report on Form 10-Q, or the first filing date, and (2) the last reported closing price of the Class A common stock on the NASDAQ Global Select Market is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus, or the IPO price, for 10 out of the 15 consecutive trading days ending on the first filing date, then 20% of the lock-up party’s shares of common stock that are subject to the restricted period will be automatically released from such restrictions immediately prior to the opening of trading on the NASDAQ Global Select Market on the second trading day following the first filing date, which percentage shall be calculated based on the number of shares of common stock subject to the restricted period that are held by such lock-up party as of the first filing date; and/or (b)(1) we have filed our second quarterly report on Form 10-Q or our first annual report on Form 10-K, or the second filing date, and (2) the last reported closing price is at least 33% greater than the IPO price for 10 out of the 15 consecutive trading days ending on the second filing date, then 30% of the lock-up party’s shares of common stock that are subject to the restricted period will be automatically released from such restrictions immediately prior to the opening of trading on the NASDAQ Global Select Market on the second trading day following the second filing date, which percentage shall be calculated based on the number of shares of common stock subject to the restricted period that are held by such lock-up party as of the second filing date. For the avoidance of doubt, the automatic releases described above shall not apply to Douglas Hirsch, Trevor Bezdek, Kastern Voermann, Andrew Slutsky, Babak Azad or Bansi Nagji. In the aggregate, our non-executive employees held 6,396,248 shares of our Class B common stock as of June 30, 2020.

Immediately following this offering, we intend to file a registration statement on Form S-8 registering under the Securities Act the shares of our Class A common stock reserved for issuance under our incentive plan. If equity securities granted under our incentive plan are sold or it is perceived that they will be sold in the public market, the trading price of our Class A common stock could decline substantially. These sales also could impede our ability to raise future capital.

We anticipate incurring substantial stock-based compensation expense and incurring substantial obligations related to the vesting and settlement of RSUs granted in connection with the completion of this offering, which may have an adverse effect on our financial condition and results of operations and may result in substantial dilution.

In light of the 24,633,066 RSUs subject to the Founders Awards that have been granted in connection with this offering, we anticipate that we will incur substantial stock-based compensation expenses and expend substantial funds to satisfy tax withholding and remittance obligations related to these RSUs. The Founders Awards that will be effective upon the completion of this offering. Each of our Co-Founders received RSUs consisting of (i) 8,211,022 RSUs that vest based on the achievement of performance goals, which we refer to as the Performance-Vesting Founders Awards and (ii) 4,105,511 RSUs that vest based on the passage of time, which we refer to as the Time-Vesting Founders Awards. The vesting of these awards is subject to the respective Co-Founder’s continued employment through the vesting date. The Performance-Vesting Founders Awards will remain eligible to vest over a seven-year period following the grant date, based on the achievement of stock price goals ranging from $6.07 per share to $51.28 per share. With respect to each stock price goal, 0.5% of the RSUs subject to the Performance-Vesting Founders Award will vest if the average of the closing prices per share of our Class A common stock equals or exceeds such goal for any 20 consecutive trading day period. Any vested RSUs subject to the Performance-Vesting Founders Award will be settled in shares of Class B common stock on the third anniversary of the applicable vesting date or, if earlier, upon a qualifying change in control event. Any RSUs subject to the Performance-Vesting Founders Award that do not vest prior to the seven-year anniversary of the grant date automatically will be terminated without consideration. The Performance-Vesting Founders Awards are subject to certain vesting acceleration terms. The Time-Vesting Founders Awards will vest in substantially equal quarterly installments over a four-year period beginning September 1, 2020, subject to the continued employment of the respective Co-Founder. The Time-Vesting Founders Awards are subject to certain vesting acceleration terms. For additional information regarding the Founders Awards, please see the section titled “Executive and Director Compensation.” We will record substantial stock-compensation expense for the Performance-Vesting Founders Awards and the Time-Vesting Founders Awards. The grant date fair value of the Performance-Vesting Founders Awards and the Time-Vesting Founders Awards is estimated to be $533.3 million, which we estimate will be recognized as compensation expense over a weighted average period of 1.2 years, though could be earlier if the stock price goals are achieved earlier than we estimated. We expect the stock-based compensation expense relating to these awards to adversely impact our future financial results.

As a result of the Founders Awards, and the Performance-Vesting Founders Awards in particular, a potentially large number of shares of Class B common stock will be issuable if the applicable vesting conditions are satisfied. On the settlement dates for these Founders Awards, we plan to withhold shares and remit taxes on behalf of the holders of such Founders Awards at applicable statutory rates, which we refer to as net settlement, which may result in substantial tax withholding obligations. The amount of tax withholding obligations will depend on the price of our Class A common stock, the actual number of RSUs for which the vesting conditions are satisfied over time and the applicable tax withholding rates then in effect.

For example, of the 16.4 million Performance-Vesting Founders Awards, 9.6 million would vest 20 trading days after the completion of this offering, assuming the average closing price per share of our Class A common stock for the 20 consecutive trading day period following the completion of offering is equal to the initial public offering price of $33.00. Further, assuming an approximate 50% income tax withholding rate and a price of $33.00 per share at vesting and settlement, for the 9.6 million shares that would vest as described in the preceding sentence we estimate that our cash obligation on behalf of our Co-Founders to the relevant tax authorities to satisfy tax withholding obligations would be approximately $157.2 million, and we would deliver an aggregate of approximately 4.8 million shares of our Class B common stock to net settle these awards, after withholding an aggregate of approximately 4.8 million shares of our Class B common stock. Cash payments for income tax withholdings are due upon the settlement date of the RSUs which is the third anniversary of the applicable vesting date or, if earlier, upon a qualifying change in control event. To the extent that average stock price exceeds the initial public offering price of $33.00, additional RSUs will vest and the amount of shares issuable and the related tax obligations for the net settlement of the awards would increase.

The actual amount of these tax obligations and the number of shares to be issued could be higher or lower, depending on the price of our Class A common stock upon settlement, the actual number of RSUs for which the vesting conditions are satisfied, and the applicable tax withholding rates then in effect.

We will be a “controlled company” under the corporate governance rules of The Nasdaq Stock Market and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering and the private placement, certain affiliates of Silver Lake, Francisco Partners, Spectrum and Idea Men, LLC will own approximately 91.4% of the combined voting power of our Class A and Class B common stock (or 91.3% if the underwriters exercise their option to purchase additional shares in full) and will be parties, among others, to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreements.” As a result, we will be a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of its board of directors consist of independent directors;

•

the requirement that its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopt a written charter or board resolution addressing the nominations process; and

•	the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we do not intend to rely on all of these exemptions. However, as long as we remain a “controlled company,” we may elect in the future to take advantage of any of these exemptions. As a result of any such election, our board of directors would not have a majority of independent directors, our compensation committee would not consist entirely of independent directors and our directors would not be nominated or selected by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of The Nasdaq Stock Market rules.

If securities or industry analysts do not publish research or reports about our business, or they publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or publish negative views on us or our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosures; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.

In addition, while we are an “emerging growth company,” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.

We may remain an “emerging growth company” until as late as December 31, 2025, the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Class A common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may decline or become more volatile.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our Class A common stock of $33.00 per share is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding Class A common stock immediately after this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur immediate dilution of $32.26 in the pro forma as adjusted net tangible book value per share from the price you paid assuming that stock price. In addition, following this offering, purchasers who bought shares from us in the offering will have contributed 41.9% of the total consideration paid to us by our stockholders to purchase 23,422,727 shares of Class A common stock to be sold by us in this offering, in exchange for acquiring approximately 6.1% of our total outstanding shares as of June 30, 2020 after giving effect to this offering and the private placement. If the underwriters exercise their option to purchase additional shares, if we issue any additional stock options or warrants or any outstanding stock options are exercised, if RSUs are settled, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.

We have broad discretion to determine how to use the funds we receive from this offering and the private placement, and may use them in ways that may not enhance our results of operations or the price of our Class A common stock.

We have broad discretion over the use of proceeds we receive from this offering and the private placement, and we could spend the proceeds we receive from this offering in ways our stockholders may not agree with or that do not yield a favorable return, or no return at all. We currently expect to use the net proceeds for general corporate purposes to support the growth of our business. We may use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business, however, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. The use of the net proceeds from this offering and the private placement may differ substantially from our current plans. If we do not invest or apply the proceeds we receive from this offering in ways that improve our results of operations, we may fail to achieve expected financial results or be required to raise additional capital, which could cause our stock price to decline. The private placement is subject to certain terms and conditions and there can be no assurance that the private placement will close as anticipated or at all. In addition pending their use, the proceeds of this offering and the private placement may be placed in investments that do not produce income or that may lose value.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

•

amendments to certain provisions of our amended and restated certificate of incorporation or amendments to our amended and restated bylaws will generally require the approval of at least 66 2/3% of the voting power of our outstanding capital stock;

•

our dual class common stock structure, which provides certain affiliates of Silver Lake, Francisco Partners, Spectrum, Idea Men, LLC and our Co-Founders, individually or together, with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock;

•	our staggered board;

•

at any time when the holders of our Class B common stock no longer beneficially own, in the aggregate, at least the majority of the voting power of our outstanding capital stock, our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	our amended and restated certificate of incorporation will not provide for cumulative voting;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders, subject to the rights granted pursuant to the stockholders agreement;

•

a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer or our Co-Chief Executive Officers, as applicable, or a majority of our board of directors;

•	restrict the forum for certain litigation against us to Delaware or the federal courts, as applicable;

•

our amended and restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•

advance notice procedures apply for stockholders (other than the parties to our stockholders agreement) to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, we have opted out of Section 203 of the Delaware General Corporation Law, but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested stockholder” (any entity or person who, together with that entity’s or person’s affiliates and associates, owns or within the previous three years owned, 15% or more of our outstanding voting stock) for a period of three years following the date on which the stockholder became an “interested stockholder” is prohibited, provided, however, that, under our amended and restated certificate of incorporation, the parties to our stockholders agreement and any of their respective affiliates will not be deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to certain parties to our stockholders agreement and any director or stockholder who is not employed by us or our subsidiaries.

The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our amended and restated certificate of incorporation, which will be in effect immediately prior to the closing of this offering, will provide that the doctrine of “corporate opportunity” will not apply with respect to the parties to our stockholders agreement or their affiliates (other than us and our subsidiaries), and any of their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries. SLP Geology Aggregator, L.P., Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P. and Idea Men, LLC or their affiliates and any director or stockholder who is not employed by us or our subsidiaries will, therefore, have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our subsidiaries. As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We, therefore, may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business, operating results and financial condition.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide that, unless we otherwise consent in writing, (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our existing Credit Agreement restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment.

We are a holding company and depend on our subsidiaries for cash to fund operations and expenses, including future dividend payments, if any.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash distributions and other transfers from our subsidiaries to meet our obligations and to make future dividend payments, if any. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, the agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could impair their ability to make distributions to us.

69

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical facts, including statements regarding our business strategy, plans, market growth and our objectives for future operations, are forward-looking statements. The words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “forecast,” “predict,” “potential” or “continue” or the negative of these terms and other similar expressions are intended to identify forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, including capital expenditures, and our ability to achieve and maintain future profitability;

•	the sufficiency of our cash to meet our liquidity needs;

•	the demand for our platform and offerings in general;

•	our ability to attract and retain Monthly Active Consumers and consumers of our various offerings;

•	our expectations of the value provided by our subscription offerings subscribers, and the continuation of existing trends;

•	our ability to develop new offerings and bring them to market in a timely manner, make enhancements to our platform and current offerings and integrate our offerings;

•	our ability to successfully execute upon our strategy, including in respect of our recently launched telehealth offerings;

•	our ability to increase the number of consumers of our telehealth offerings that opt to use our prescription offering following an online visit with a healthcare professional;

•	our ability to grow and scale our telehealth offerings;

•	our ability to increase the lifetime value of our consumers;

•	our ability to improve our unaided awareness, build our brand, scale our existing marketing channels and unlock new ones;

•	our ability to successfully compete with existing and new competitors in our markets;

•	the size of our total addressable market and market trends, expected growth rates of these markets and our ability to grow within and further penetrate our primary markets;

•

our expectations regarding the effects of existing and developing laws and regulations, including with respect to the healthcare industry, healthcare reform measures and data protection in the United States;

•	our ability to develop and protect our brand;

•	our ability to maintain the security and availability of our platform;

•	our expectations and management of future growth;

•	our expectations regarding technology trends and developments in the healthcare industry and our ability to address those trends and developments with our offerings;

•	our expectations concerning relationships with third parties, including PBMs, healthcare professionals, telehealth providers and other healthcare partners;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to implement, maintain and improve effective internal controls and remediate material weaknesses;

•	the increased expenses associated with being a public company; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $724.5 million (or $886.3 million if the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we will receive gross proceeds of $100.0 million from the private placement.

We intend to use the net proceeds from this offering and the private placement for general corporate purposes to support the growth of our business. As of the date of this prospectus, we cannot specify with certainty the specific allocations or all of the particular uses for the net proceeds to be received upon completion of this offering and the private placement. We may use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time.

We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering and the private placement. Pending the uses described above, we intend to invest the net proceeds from this offering and the private placement in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.

We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders. We will, however, bear the costs, other than the underwriting discounts and commissions, associated with the sale of these shares.

DIVIDEND POLICY

In May 2018, we paid a special dividend to our stockholders in an aggregate amount of $154.4 million, and paid accrued dividends to the holders of our convertible preferred stock of $18.6 million. The dividends were financed with net proceeds from a $150.0 million term loan under a credit agreement entered into by GoodRx, Inc. and various lenders party thereto, or the 2017 Credit Agreement, and cash on hand. In addition, in October 2018, we paid a special dividend to our stockholders in an aggregate amount of $1,167.1 million, and paid accrued dividends to the holders of our convertible preferred stock of $6.4 million. The dividends were financed with net proceeds from GoodRx, Inc.’s First Lien Term Loan Facility and the Second Lien Term Loan Facility, and cash on hand.

We are a holding company that does not conduct any business operations of our own. We will only be able to pay dividends from our available cash on hand and cash distributions and other transfers received from our subsidiaries, including GoodRx, Inc. and GoodRx Intermediate Holdings, LLC, whose ability to make any payments to us will depend upon many factors, including their operating results and cash flows. We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our common stock. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, the operations and performance of our subsidiaries, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in agreements governing the indebtedness of our subsidiaries. Our current Credit Facilities impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. In addition to these restrictions, our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we or our subsidiaries may incur. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2020 on:

(1)	an actual basis;

(2)

a pro forma basis to give effect to (i) the Preferred Stock Conversion, (ii) the filing and effectiveness of our amended and restated certificate of incorporation and (iii) the Class B Reclassification; and

(3)

a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above, (ii) the sale and issuance by us of 23,422,727 shares of our Class A common stock in this offering at the initial public offering price of $33.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, net of amounts recorded in accrued expenses and other current liabilities and other assets at June 30, 2020, (iii) the sale and issuance by us of 3,030,303 shares of our Class A common stock in the private placement at the initial public offering price of $33.00 per share, (iv) the conversion of 10,908,121 shares of our Class B common stock held by certain selling stockholders into an equivalent number of our Class A common stock upon the sale by the selling stockholders in this offering, and (v) the issuance of 284,536 shares of our Class A common stock upon the exercise of options by certain selling stockholders in connection with the sale of such shares in this offering, including aggregate proceeds of $1.2 million received by us in connection with the exercise of such options.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at the pricing of this offering. You should read this information in conjunction with the sections titled “Use of Proceeds,” “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share amounts and par values)
Cash(1)	$126,625	$126,625	$952,255

Debt (including current portion of long-term debt)	696,921	696,921	696,921
Redeemable convertible preferred stock, $0.006 par value; 130,000,000 shares authorized; 126,045,531 shares issued and outstanding; zero shares authorized, issued and outstanding, pro forma and pro forma as adjusted	737,009	—	—
Stockholders’ equity (deficit):
Preferred stock, par value $0.0001 per share; zero shares authorized, actual and pro forma; and 50,000,000 shares authorized, pro forma as adjusted; zero shares issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.002 per share; 390,000,000 shares authorized, 230,439,443 shares issued and outstanding, actual; and zero shares authorized, issued and outstanding, pro forma and pro forma as adjusted	462	—	—
Class A common stock, par value $0.0001 per share; zero shares authorized, issued and outstanding, actual; and 2,000,000,000 shares authorized, zero shares issued and outstanding, pro forma; and 2,000,000,000 shares authorized, 37,645,687 shares issued and outstanding, pro forma as adjusted	—	—	4

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share amounts and par values)
Class B common stock, par value $0.0001 per share; zero shares authorized, issued and outstanding, actual; and 1,000,000,000 shares authorized, 356,484,974 shares issued and outstanding, pro forma; and 1,000,000,000 shares authorized, 345,576,853 shares issued and outstanding, pro forma as adjusted	—	36	35
Additional paid-in capital	$14,950	$752,385	$1,578,012
Accumulated deficit	(1,042,147)	(1,042,147)	(1,042,147)

Total stockholders’ equity (deficit)	(1,026,735)	(289,726)	535,904

Total capitalization	$407,195	$407,195	$1,232,825

(1)	This amount does not reflect the use of approximately $60.1 million of cash in connection with the acquisition of Scriptcycle on August 31, 2020.

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering and the private placement is based on no shares of our Class A common stock and 356,484,974 shares of our Class B common stock outstanding, in each case, as of June 30, 2020 and reflects the Preferred Stock Conversion and the Class B Reclassification, as well as 284,536 shares of Class A common stock to be issued upon the exercise of options by certain selling stockholders in connection with the sale of such shares in this offering, and does not include:

•	approximately 1,075,000 shares of our Class A common stock reserved for issuance to fund and support our philanthropic initiatives through GoodRxHelps;

•

24,041,027 shares of our Class A common stock issuable upon the exercise of outstanding options under our 2015 Plan, as of June 30, 2020, at a weighted-average exercise price of $4.81 per share, except for 284,536 shares to be issued upon exercise of options by certain selling stockholders in connection with the sale of such shares in this offering;

•

1,101,817 shares of Class A common stock available for issuance under our 2015 Plan as of June 30, 2020, which shares will become available for issuance under our 2020 Plan at the time the 2020 Plan becomes effective;

•	24,633,066 shares of our Class B common stock issuable in connection with the vesting of the Founders Awards;

•	881,250 shares of our Class A common stock issuable upon the exercise of the IPO Options, with an exercise price equal to the initial public offering price of $33.00 per share;

•	30,303 shares of our Class A common stock, based on the initial public offering price of $33.00 per share, issuable upon the vesting of the Acquisition RSUs granted under our 2020 Plan;

•	917,750 shares of our Class A common stock issuable upon the vesting of IPO RSUs granted under our 2020 Plan; and

•

68,633,066 shares of our Class A common stock and Class B common stock that will become available for future issuance under our new equity compensation plans, consisting of (1) 59,633,066 shares of our Class A common stock and Class B common stock under our 2020 Plan, which will become effective in connection with the completion of this offering (which number includes the Founders Awards and the IPO Awards and excludes any potential annual evergreen increases pursuant to the terms of the 2020 Plan); and (2) 9,000,000 shares of our Class A common stock under our ESPP which will become effective in connection with this offering (which number does not include any potential annual evergreen increases pursuant to the terms of the ESPP).

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our Class A common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering and the private placement.

As of June 30, 2020, our historical net tangible book value (deficit) was $(1,278) million, or $(5.55) per share of common stock. Historical net tangible book value (deficit) per share represents our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the number of shares of common stock outstanding as of June 30, 2020.

As of June 30, 2020, our pro forma net tangible book value (deficit) was $(541) million, or ($1.52) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our Class A common stock and Class B common stock outstanding as of June 30, 2020 after giving effect to (i) the Preferred Stock Conversion, (ii) the filing and effectiveness of our amended and restated certificate of incorporation and (iii) the Class B Reclassification.

After giving further effect to (i) our sale of 23,422,727 shares of our Class A common stock in this offering at the initial public offering price of $33.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the sale of 3,030,303 shares of our Class A common stock in the private placement at the initial public offering price of $33.00 per share, and (iii) the issuance of 284,536 shares of our Class A common stock upon the exercise of options by certain selling stockholders in connection with the sale of such shares in this offering, including aggregate proceeds of $1.2 million received by us in connection with the exercise of such options, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately $284.5 million, or $0.74 per share. This represents an immediate increase in pro forma net tangible book value of $2.26 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $32.26 per share to new investors purchasing shares of our Class A common stock in this offering and the investor in the private placement at the initial public offering price.

The following table illustrates this dilution on a per share basis to new investors:

Initial public offering price per share of Class A common stock		$33.00
Historical net tangible book value (deficit) per share as of June 30, 2020	$(5.55)
Pro forma increase in net tangible book value (deficit) per share	4.03

Pro forma net tangible book value (deficit) per share as of June 30, 2020	(1.52)
Increase in pro forma net tangible book value per share attributable to new investors purchasing Class A common stock in this offering, the investor purchasing Class A common stock in the private placement and the exercise of options by certain selling stockholders in connection with this offering	2.26

Pro forma as adjusted net tangible book value per share		0.74

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$32.26

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2020, after giving effect to the pro forma adjustments described above and the private placement, the difference among existing stockholders and new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering at the initial public offering price of

$33.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number (in thousands)	Percent	Amount (in thousands)	Percent	Per Share
Existing stockholders	356,769	93.1%	973,982	52.7%	$2.73
Private placement	3,030	0.8%	100,000	5.4%	$33.00
New investors	23,423	6.1%	772,950	41.9%	$33.00

Total	383,223	100%	1,846,932	100%

Sales of shares of our Class A common stock by the selling stockholders in this offering will reduce the total number of shares of Class B common stock held by existing stockholders to 345,576,853 or approximately 90.2% of the total shares of Class A and Class B common stock outstanding after the completion of this offering and the private placement, and will increase the number of Class A shares held by investors to 37,645,687, or approximately 9.8% of the total shares of Class A and Class B common stock outstanding after the completion of this offering and the private placement (or to 34,615,384, or approximately 9.0% of the total shares of Class A and Class B common stock outstanding, excluding the private placement).

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering and the private placement. In addition, to the extent we issue any additional stock options or warrants or any outstanding stock options are exercised, if RSUs are settled, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering and the private placement is based on no shares of our Class A common stock and 356,484,974 shares of our Class B common stock outstanding, in each case, as of June 30, 2020 and reflects the Preferred Stock Conversion and the Class B Reclassification, as well as 284,536 shares of Class A common stock to be issued upon the exercise of options by certain selling stockholders in connection with the sale of such shares in this offering, and does not include:

•	approximately 1,075,000 shares of our Class A common stock reserved for issuance to fund and support our philanthropic initiatives through GoodRxHelps;

•

24,041,027 shares of our Class A common stock issuable upon the exercise of outstanding options under our 2015 Plan as of June 30, 2020, at a weighted-average exercise price of $4.81 per share, except for 284,536 shares to be issued upon exercise of options by certain selling stockholders in connection with the sale of such shares in this offering;

•

1,101,817 shares of Class A common stock available for issuance under our 2015 Plan as of June 30, 2020, which shares will become available for issuance under our 2020 Plan at the time the 2020 Plan becomes effective;

•	24,633,066 shares of our Class B common stock issuable in connection with the vesting of the Founders Awards;

•	881,250 shares of our Class A common stock issuable upon the exercise of the IPO Options, with an exercise price equal to the initial public offering price of $33.00 per share;

•	30,303 shares of our Class A common stock, based on the initial public offering price of $33.00 per share, issuable upon the vesting of the Acquisition RSUs granted under our 2020 Plan;

•	917,750 shares of our Class A common stock issuable upon the vesting of IPO RSUs granted under our 2020 Plan; and

•	68,633,066 shares of our Class A common stock and Class B common stock that will become available for future issuance under our new equity compensation plans, consisting of (1) 59,633,066 shares of our Class A common stock and Class B common stock under our 2020 Plan, which will become effective in connection with the completion of this offering (which number includes the Founders Awards and the IPO Awards and excludes any potential annual evergreen increases pursuant to the terms of the 2020 Plan); and (2) 9,000,000 shares of our Class A common stock under our ESPP, which will become effective in connection with this offering (which number does not include any potential annual evergreen increases pursuant to the terms of the ESPP).

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables present our selected financial and operating data for the periods and as of the dates indicated. We derived our selected consolidated statement of operations data for the years ended December 31, 2018 and 2019 and our selected consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our selected consolidated statement of operations data for the years ended December 31, 2016 and 2017 and our selected consolidated balance sheet data as of December 31, 2016 and 2017 from our unaudited consolidated financial statements that are not included in this prospectus. We derived our selected consolidated statement of operations data for the six months ended June 30, 2019 and 2020 and the balance sheet data as of June 30, 2020 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In our opinion, the unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such interim financial statements. Our historical results are not necessarily indicative of the results to be expected in the future and our operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020 or any other interim periods or any future year or period. You should read the following information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Year Ended December 31,				Six Months Ended June 30,
	2016	2017	2018	2019	2019	2020
	(in thousands, except per share data)
Revenue	$99,377	$157,240	$249,522	$388,224	$173,223	$256,703
Costs and operating expenses:
Cost of revenue, exclusive of depreciation and amortization presented separately below (1) (2)	1,230	3,075	6,035	14,016	6,024	12,843
Product development and technology (1) (2)	5,742	11,501	43,894	29,300	11,636	22,287
Sales and marketing (1) (2)	60,503	78,278	104,177	176,967	77,689	115,082
General and administrative (1) (2)	4,038	4,982	8,359	14,692	6,063	12,219
Depreciation and amortization	9,089	9,099	9,806	13,573	5,746	8,866

Total costs and operating expenses	80,602	106,935	172,271	248,548	107,158	171,297

Operating income	18,775	50,305	77,251	139,676	66,065	85,406

Other expense (income):
Other expense (income), net	154	(5)	7	2,967	1	(21)
Loss on extinguishment of debt	—	3,661	2,857	4,877	—	—
Interest income	(21)	(24)	(154)	(715)	(309)	(116)
Interest expense	3,541	6,970	22,193	49,569	26,679	15,433

Total other expense, net	3,674	10,602	24,903	56,698	26,371	15,296

Income before income tax expense	15,101	39,703	52,348	82,978	39,694	70,110
Income tax expense	(6,188)	(10,931)	(8,555)	(16,930)	(8,492)	(15,427)

Net income	$8,913	$28,772	$43,793	$66,048	$31,202	$54,683

Net (loss) income attributable to common stockholders (3)
Basic	$(7,774)	$8,843	$13,795	$42,441	$20,025	$35,325

Diluted	$(7,774)	$8,980	$14,226	$42,745	$20,155	$35,674

	Year Ended December 31,				Six Months Ended June 30,
	2016	2017	2018	2019	2019	2020
	(in thousands, except per share data)
(Loss) earnings per share (3)
Basic	$(0.11)	$0.11	$0.12	$0.19	$0.09	$0.15

Diluted	$(0.11)	$0.11	$0.12	$0.18	$0.09	$0.15

Weighted-average shares used in computing (loss) earnings per share (3)
Basic	73,151	77,109	111,842	226,607	225,841	230,020

Diluted	73,151	81,747	118,344	231,209	229,974	236,557

Pro forma earnings per share (3)
Basic				$0.19		$0.15

Diluted				$0.18		$0.15

Weighted-average shares used in computing pro forma earnings per share (3)
Basic				352,653		356,066

Diluted				357,255		362,603

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,				Six Months Ended June 30,
	2016	2017	2018	2019	2019	2020
	(in thousands)
Cost of revenue	$—	$—	$—	$28	$—	$41
Product development and technology	1,150	1,278	1,048	1,775	816	1,814
Sales and marketing	598	665	544	1,268	600	1,478
General and administrative	254	207	170	676	320	998

Total stock-based compensation expense	$2,002	$2,150	$1,762	$3,747	$1,736	$4,331

(2)	Includes expense for cash bonuses to vested option holders as follows:

	Year Ended December 31,				Six Months Ended June 30,
	2016	2017	2018	2019	2019	2020
	(in thousands)
Cost of revenue	$—	$36	$—	$—	$—	$—
Product development and technology	—	760	29,189	—	—	—
Sales and marketing	—	214	6,878	—	—	—
General and administrative	—	390	2,733	—	—	—

Total vested option holder bonuses	$—	$1,400	$38,800	$—	$—	$—

(3)

See Notes 2 and 16 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our earnings per share, basic and diluted, and pro forma earnings per share stockholders, basic and diluted, for the years ended December 31, 2018 and 2019. See Notes 2 and 9 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of earnings per share, basic and diluted, and pro forma earnings per share, basic and diluted, for the six months ended June 30, 2019 and 2020.

Consolidated Balance Sheet Data

	As of December 31,				As of June 30,
	2016 (1)	2017 (1)	2018 (1)	2019	2020
	(in thousands)
Cash	$23,613	$17,539	$34,600	$26,050	$126,625
Working capital	32,240	26,110	56,451	53,209	140,407
Total assets	295,649	286,869	314,791	386,796	502,433
Total debt (including current portion of long-term debt)	46,079	136,007	722,236	670,922	696,921
Total liabilities	68,836	151,845	740,209	737,369	792,159
Redeemable convertible preferred stock	166,777	166,777	737,009	737,009	737,009
Retained earnings (accumulated deficit)	8,109	(86,191)	(1,162,878)	(1,096,830)	(1,042,147)
Total stockholders’ equity (deficit) (2)	60,036	(31,753)	(1,162,427)	(1,087,582)	(1,026,735)

(1)

On January 1, 2019, we adopted Accounting Standards Codification, or ASC, 842, Leases, on a modified retrospective basis. Accordingly, periods prior to 2019 reflect lease accounting under the accounting standards in effect for those periods. See Notes 2 and 10 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)

In October 2018, we paid a special dividend to our stockholders in an aggregate amount of $1,167.1 million, and paid accrued dividends to the holders of our convertible preferred stock of $6.4 million. The dividends were financed with net proceeds from GoodRx, Inc.’s First Lien Term Loan Facility and the Second Lien Term Loan Facility, and cash on hand. See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the special dividends paid in October 2018.

Key Financial and Operating Metrics

Monthly Active Consumers

	Three Months Ended
	Mar. 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020
	(in thousands)
Monthly Active Consumers(1)	718	852	981	1,138	1,279	1,309	1,455	1,710	2,020	2,170	2,413	2,750	3,188	3,513	3,787	4,272	4,875	4,418

(1)

“Monthly Active Consumers” represents the number of unique consumers who have used a GoodRx code to purchase a prescription medication in a given calendar month and have saved money compared to the list price of the medication. A unique consumer who uses a GoodRx code more than once in a calendar month to purchase prescription medications is only counted as one Monthly Active Consumer in that month. A unique consumer who uses a GoodRx code in two or three calendar months within a quarter will be counted as a Monthly Active Consumer in each such month. Monthly Active Consumers do not include subscribers to our subscription offerings, consumers of our pharmaceutical manufacturers solutions offering, or consumers who used our telehealth offerings. When presented for a period longer than a month, Monthly Active Consumers is averaged over the number of calendar months in such period. For example, a unique consumer who uses a GoodRx code twice in January, but who did not use our prescription offering again in February or March, is counted as 1 in January and as 0 in both February and March, thus contributing 0.33 to our Monthly Active Consumers for such quarter (average of 1, 0 and 0). A unique consumer who uses a GoodRx code in January and in March, but did not use our prescription offering in February, would be counted as 1 in January, 0 in February and 1 in March, thus contributing 0.66 to our Monthly Active Consumers for such quarter.

Non-GAAP Financial Measures

	Year Ended December 31,				Six Months Ended June 30,
	2016	2017	2018	2019	2019	2020
	(dollars in thousands)
Adjusted EBITDA (1)	$30,008	$62,956	$127,634	$159,629	$74,521	$101,152
Adjusted EBITDA Margin (1)	30.2%	40.0%	51.2%	41.1%	43.0%	39.4%

(1)

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of these measures, please see “Prospectus Summary—Summary Consolidated Financial and Operating Data—Key Financial and Operating Metrics—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Consolidated Financial and Other Data” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our mission is to help Americans get the healthcare they need at a price they can afford. To achieve this, we are building the leading, consumer-focused digital healthcare platform in the United States.

Healthcare consumers in the United States face an increasing number of challenges. These include a lack of affordability, transparency, and access to care. Additionally, healthcare professionals’ lack of access to current prescription pricing and out of pocket consumer cost information exacerbate the challenges that healthcare consumers face. GoodRx was founded to solve these challenges. We started with a price comparison tool for prescriptions, offering consumers free access to lower prices on their medication. Today, our expanded platform also provides access to brand medication savings programs, affordable and convenient medical provider consultations and lab tests via our telehealth offerings, HeyDoctor and the GoodRx Telehealth Marketplace, and other healthcare related content. Whether a consumer is insured or uninsured, young or old, or suffers from an acute or a chronic ailment, we strive to be at the consumer’s side throughout their healthcare journey. We believe that our offerings provide significant savings to consumers, and can help drive greater medication adherence, faster treatment and better patient outcomes that also benefit the broader healthcare ecosystem and its stakeholders. These all contribute to a healthier, happier society.

Our success is demonstrated by our 4.4 million Monthly Active Consumers for the second quarter of 2020, the 15 million Monthly Visitors for the second quarter of 2020, the approximately $20 billion of cumulative consumer savings generated for GoodRx consumers through June 30, 2020 and our consumer and healthcare professional NPS scores of 90 and 86, respectively, as of February 2020. On average, we have been the most downloaded medical app on the Apple App Store and Google Play App Store for the last three years. Our GoodRx app had a rating of 4.8 out of 5.0 stars in the Apple App Store and 4.7 out of 5.0 stars in the Google Play App Store, with over 700,000 combined reviews as of June 30, 2020. In both app stores, our HeyDoctor app had a rating of 5.0 out of 5.0 stars, with over 8,000 combined reviews as of June 30, 2020. The chart below shows our cumulative consumer savings over time, which we believe demonstrates the positive impact of our prescription offering within the U.S. prescriptions market and broader healthcare ecosystem over time, but is not representative or indicative of our revenue or results of operations.

Cumulative Consumer Savings (in billions)

MD&A Overview Product Launches Cumulative Consumer Savings Gross Merchandise Volume $29Bn+ Cumulative Consumer Savings as of June 2020 GoodRX Marketplace Launched 2020 HeyDoctor Acquired 2019 $5Bn+ GMV reached in 2019 $10Bn+ Cumulative Consumer Savings in 2019 Kroger Launched 2018 GoodRx Gold Launched 2017 IODINE Acquired 2016 $1Bn+ GMV reached in 2016 GoodRx Launched Sept 2011 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 0 1M Monthly Active Consumers ~5 years 1 3M Monthly Active Consumers ~2.5 years 3 5M Monthly Active Consumers ~1.25 years

We believe our financial results reflect the significant market demand for our offerings and the value that we provide to the broader healthcare ecosystem. We have been focused on capital efficiency and delivering on a cash generative monetization model since inception. The GMV generated by our prescription offering was $2.5 billion in 2019. Our revenue has grown at a compound annual growth rate, or CAGR, of 57% since 2016, and reached $388 million in 2019, up from $250 million in 2018. Our net income was $66 million in 2019, up from $44 million in 2018, and our Adjusted EBITDA was $160 million in 2019, up from $128 million in 2018. Our revenue grew 48% in the first half of 2020 to $257 million, up from $173 million in the first half of 2019. Our net income was $55 million in the first half of 2020, up from $31 million in the first half of 2019, and our Adjusted EBITDA was $101 million in the first half of 2020, up from $75 million in the first half of 2019. Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of these measures, please see “Prospectus Summary—Summary Consolidated Financial and Operating Data—Key Financial and Operating Metrics—Non-GAAP Financial Measures”

Impact of COVID-19

In December 2019, a novel strain of coronavirus, SARS-CoV-2, was identified in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease, COVID-19, has spread to almost every country in the world and all 50 states within the United States. Global health concerns relating to the outbreak of COVID-19 have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders, and business shutdowns. In particular for our business, governmental authorities have also recommended, and in certain cases, required, that elective or other medical appointments be suspended or cancelled to avoid non-essential patient exposure to medical environments and potential infection. These and other measures have not only negatively impacted consumer spending and business spending habits, they have adversely impacted and may further impact our workforce and operations and the operations of healthcare professionals, pharmacies, consumers, PBMs and others in the broader healthcare ecosystem. Although certain of these measures are beginning to ease in some geographic regions, overall measures to contain the COVID-19 outbreak may remain in place for a significant period of time, and certain geographic regions are experiencing a resurgence of COVID-19 infections. The duration and severity of this pandemic is unknown and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control.

Various government measures, community self-isolation practices and shelter-in-place requirements, as well as the perceived need by individuals to continue such practices to avoid infection, have generally reduced the extent to which consumers visit healthcare professionals in-person, seek treatment for certain conditions or ailments, and receive and fill prescriptions. Consumers may also increasingly elect to receive prescriptions by mail order instead of at the pharmacy, which could have an adverse impact on our prescription offering. In addition, many pharmacies and healthcare providers have reduced staffing, closed locations or otherwise limited operations, and many prescribing healthcare professionals have reduced or postponed treatment of certain patients. The number of Monthly Active Consumers decreased and our prescription offering experienced a decline in activity in the second quarter of 2020 as compared to the first quarter of 2020 as many consumers avoided visiting healthcare professionals and pharmacies in-person, which we believe has had a similar effect across the industry. Any decrease in the number of consumers seeking to fill prescriptions could negatively impact demand for and use of certain of our offerings, particularly our prescription offering, which would have an adverse effect on our business, financial condition and results of operations.

As described below, the number of Monthly Active Consumers is a key indicator of the scale of our consumer base and a gauge for our marketing and engagement efforts and we believe that this metric reflects our scale, growth and engagement with consumers. To provide information regarding consumer activity on our platform during the outbreak of COVID-19, the chart below shows Monthly Active Consumers by month during the period in which COVID-19 has impacted our operations and the healthcare industry:

Monthly Active Consumers (in millions) and Year over Year Growth (%)

4.9 4.7 5.0 4.2 4.3 4.7 4.9 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Year over Year Growth: 59% 53% 47% 24% 20% 34% 32%

April and May of 2020 were most significantly impacted by COVID-19, and we saw an improvement in the number of Monthly Active Consumers in June and July as the number of in-person physician visits began to rebound, although continued improvement in future periods remains uncertain.

Conversely, pandemics, epidemics and outbreaks may significantly and temporarily increase demand for our telehealth offerings. COVID-19 has significantly accelerated the awareness and use of our telehealth offerings, including demand for our HeyDoctor offering and the utilization of our GoodRx Telehealth Marketplace. While we have experienced a significant increase in demand for the telehealth offerings, there can be no assurance that the levels of interest, demand and use of our telehealth offerings will continue at current levels or will not decrease during or after the pandemic. Any such decrease could have an adverse effect on our growth and the success of our telehealth offerings.

Additionally, while the potential economic impact brought by, and the duration of any pandemic, epidemic or outbreak of an infectious disease, including COVID-19, may be difficult to assess or predict, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity.

The full extent to which the outbreak of COVID-19 will impact our business, results of operations and financial condition is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the outbreak of COVID-19 has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

For additional information, see “Risk Factors—Risks Related to Our Business—A pandemic, epidemic or outbreak of an infectious disease in the United States, including the outbreak of the novel strain of coronavirus disease, could impact our business.”

How We Make Money

We generate the vast majority of our revenue from our prescription offering, where consumers save money on prescription medications using a GoodRx code. Through our price comparison platform, we present consumers with curated, geographically relevant prescription pricing, and provide access to negotiated prices through GoodRx codes that can be used to save money on prescriptions across the United States. While the medication distribution and pricing system underlying the pharmacy’s retail experience is extremely complex, we provide consumers with price transparency through a simple, easy to use, and convenient digital interface. We do so through our proprietary platform, which aggregates over 150 billion prescription pricing data points from a variety of different healthcare sources every day to provide consumers with comparison tools and access to lower prices. Our GoodRx codes are accepted at over 70,000 pharmacies, nearly every retail pharmacy in the United States.

When a consumer uses a GoodRx code to fill a prescription and saves money compared to the list price at that pharmacy, we receive fees from our partners, primarily PBMs. The fees can be a percentage of the fees that our partners earn or a fixed payment per transaction. Revenue from prescription transactions fees made up approximately 94% of our revenue in 2019 and 91% of revenue in the first half of 2020. We have seen strong repeat activity on our platform due to the typical refill cycle and long-term nature of most prescriptions. Since 2016, over 80% of transactions for our prescription offering have come from repeat activity, which refers to the second and later use of our discounted prices by a single GoodRx consumer, whether refilling an existing prescription or filling a new prescription. Our high percentage of repeat activity is partially related to the inherent nature and mechanics of our product: when a consumer uses a GoodRx code, the code is saved to the consumer’s profile at the pharmacy. From then on, the GoodRx code typically applies to all future refills as well as, in many cases, fills for other prescriptions at that location, without the consumer having to re-present the GoodRx code.

Building on the rapid growth and increasing scale of our platform and greater brand recognition, we have developed additional offerings that enable consumers to save even more on their healthcare costs and allow us to monetize consumers at different stages of the consumer healthcare journey:

•

Subscription Offerings: Our subscription offerings are a natural extension of our successful prescription offering, as they address the same consumer need and generally offer greater savings on prescription medication than our prescription offering does. We launched our first subscription offering, Gold, in 2017, and added a second offering, Kroger Savings, in 2018. We receive subscriptions fees from subscribers for these offerings, and for Kroger Savings we share a portion of these fees with Kroger. We recognize the subscription fees, net of Kroger’s share, as revenue over the subscription period. We have significantly increased the number of subscribers who use our subscription offerings. The number of subscribers as of June 30, 2020 was 15 times higher than as of December 31, 2018. Based on our data for the cohort of consumers who started using our subscription offerings between July 2018 and June 2019, we estimate that consumers of our subscription offerings have a first year contribution of approximately two times that of consumers of our prescription offering, which we expect will result in a substantially higher lifetime value for these consumers. First year contribution represents the cumulative revenue generated by consumers in the first year after they became consumers of our subscription offerings, less our estimated cost of revenue attributable to such revenue.

•

Pharmaceutical Manufacturer Solutions Offering: Approximately 20% of the consumer searches on our platform are for brand medications. Brand medications tend to be expensive, and insurance coverage is complicated and may be restrictive. Pharmaceutical manufacturers provide affordability solutions such as co-pay cards, patient assistance programs, and other savings options so that consumers can access their medications. We partner with pharmaceutical manufacturers to advertise and integrate these affordability solutions into our platform. Our trusted brand, large volume of high intent consumers and easy-to-use interface make our platform highly desirable to pharmaceutical manufacturers. We generate revenue from pharmaceutical manufacturers who advertise, integrate, and communicate their affordability solutions to consumers on our platform, typically for fixed fees for a specified time period. Our pharmaceutical manufacturer solutions offering delivers a product that both increases overall consumer satisfaction and drives incremental consumer lifetime value at a low incremental cost to us. Revenue from our pharmaceutical manufacturer solutions offering has more than quadrupled in the first half of 2020, compared to the same period in 2019.

•

Telehealth Offerings: We have built a telehealth platform that is designed to meet our consumers’ demand for timely, convenient and affordable access to healthcare. Our two-pronged approach includes our own telehealth provider, HeyDoctor, as well as our GoodRx Telehealth Marketplace, which is a marketplace designed to bring third party providers to our ecosystem so that we can provide consumers with a breadth of services in a single platform.

Our data suggests that approximately 20% of consumers who search for medications on GoodRx do not have a prescription at the time of their search. Through HeyDoctor and the GoodRx Telehealth Marketplace, we can provide these and other consumers with a convenient and affordable way to receive a diagnosis and a prescription online, when medically appropriate. Once they complete their online visit via HeyDoctor, consumers are able to choose to fill their prescriptions, if they receive one, at retail locations using a GoodRx code, or via mail order through a third-party partner. In March 2020, we launched our GoodRx Telehealth Marketplace, an online marketplace for individuals to access providers of telehealth and lab tests. Our GoodRx Telehealth Marketplace added additional services, conditions and geographies to our telehealth offerings, and also provides alternative providers for the conditions and geographies already covered by HeyDoctor, providing consumers with additional options to choose from.

Revenue from HeyDoctor comes from visits fees paid by our consumers, with many visits starting at $20. If consumers choose to use mail order through a third-party partner, they pay us an additional fee. Revenue for the GoodRx Telehealth Marketplace comes from fees we earn for directing traffic to the third-party telehealth providers on our marketplace.

An average of more than 1,000 consumers per day completed online visits using HeyDoctor in the second quarter of 2020, and more than 200,000 medical visits and lab tests have been initiated through the GoodRx Telehealth Marketplace since its launch.

In March 2020, we also launched an integrated service that allows HeyDoctor consumers to opt in to use our prescription offering for their prescription needs after they complete their online visit. Since launch, we have already seen more than 10% of HeyDoctor consumers utilize this feature to fill prescriptions using a GoodRx code at pharmacies. As awareness of our offering grows, we expect this percentage to increase. In addition, we expect that the recent launch of HeyDoctor’s mail order service, where prescriptions are processed by a third-party partner, will further increase the number of consumers who use our platform to fill their prescriptions after completing an online visit. We have also partnered with some of the telehealth providers in the GoodRx Telehealth Marketplace to enable consumers to opt in to use our prescription offering for their prescription needs after they complete their online visit. The introduction of these integrated solutions and the addition of mail order provides our consumers with additional value and convenience in their healthcare journey, and adds monetization opportunities for us after consumers visit a healthcare professional online.

Key Financial and Operating Metrics

We use Monthly Active Consumers and Adjusted EBITDA to assess our performance, make strategic and offering decisions and build our financial projections.

Monthly Active Consumers

We define Monthly Active Consumers as the number of unique consumers who have used a GoodRx code to purchase a prescription in a given calendar month and have saved money compared to the list price of the medication. A unique consumer who uses a GoodRx code more than once in a calendar month to purchase prescription medications is only counted as one Monthly Active Consumer in that month. A unique consumer who uses a GoodRx code in two or three calendar months within a quarter will be counted as a Monthly Active Consumer in each such month. Monthly Active Consumers do not include subscribers to our subscription offerings, consumers of our pharmaceutical manufacturers solutions offering, or consumers who used our telehealth offerings. When presented for a period longer than a month, Monthly Active Consumers is averaged over the number of calendar months in such period. For example, a unique consumer who uses a GoodRx code twice in January, but who did not use our prescription offering again in February or March, is counted as 1 in January and as 0 in both February and March, thus contributing 0.33 to our Monthly Active Consumers for such quarter (average of 1, 0 and 0). A unique consumer who uses a GoodRx code in January and in March, but did not use our prescription offering in February, would be counted as 1 in January, 0 in February and 1 in March, thus contributing 0.66 to our Monthly Active Consumers for such quarter.

The number of Monthly Active Consumers is a key indicator of the scale of our consumer base and a gauge for our marketing and engagement efforts. We believe that this metric reflects our scale, growth and engagement with consumers. The chart below shows Monthly Active Consumers by quarter from the first quarter of 2016 to the second quarter of 2020.

Monthly Active Consumers (in millions) and Year over Year Growth (%)

0.70.91.01.11.31.31.51.72.02.22.42.73.23.53.84.34.9Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q120162016201620162017201720172017201820182018201820192019201920192020Year over Year Growth:78%54%48%50%58%66%66%61%58%62%57%55%53%4.4Q22020

The number of Monthly Active Consumers has grown rapidly in recent years due to both consumer acquisition and repeat consumer engagement with our platform. Monthly Active Consumers reached 4.9 million for the first quarter of 2020 before declining to 4.4 million for the second quarter of 2020 due to the impact of COVID-19, as many consumers avoided visiting healthcare professionals and pharmacies in-person. We expect to continue to drive growth in Monthly Active Consumers through investments in sales and marketing and strong repeat activity.

Adjusted EBITDA

We define Adjusted EBITDA for a particular period as net income before interest, taxes, depreciation and amortization, and as further adjusted for acquisition related expenses, stock-based compensation expense, loss on extinguishment of debt, financing related expenses, cash bonuses to vested option holders and other expense (income), net. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA is a key measure we use to assess our financial performance and is also used for internal planning and forecasting purposes. We believe Adjusted EBITDA is helpful to investors, analysts and other interested parties because it can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, this measure is frequently used by analysts, investors and other interested parties to evaluate and assess performance.

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Other companies, including other companies in our industry, may not use these measures or may calculate these measures differently than as presented in this prospectus, limiting their usefulness as comparative measures. The chart below shows Adjusted EBITDA and Adjusted EBITDA Margin from 2016 to 2019. See the section titled “Prospectus Summary—Summary Consolidated Financial and Operating Data—Key Financial and Operating Metrics—Non-GAAP Financial Measures” for additional information and a reconciliation of net income to Adjusted EBITDA.

Adjusted EBITDA (in millions) and Adjusted EBITDA Margin (%)

30%40%51%41%$30 $62 $128 $160 2016201720182019

We have been focused on capital efficiency and delivering on a cash generative monetization model since inception. We have also been focused on using our cash flow to invest in our business to be able to continue to capture the large market opportunities across our multiple offerings. In 2019, we increased our expenditures on advertising by $74.4 million compared to 2018. As a result, advertising expense as a percent of revenue increased from 36% in 2018 to 42% in 2019, which reduced our Adjusted EBITDA Margin.

The chart below shows Adjusted EBITDA and Adjusted EBITDA Margin by quarter from the first quarter of 2019 to the second quarter of 2020. See the section titled “—Quarterly Results of Operations—Non-GAAP Financial Measures” for additional information and a reconciliation of net income to Adjusted EBITDA.

Adjusted EBITDA (in millions) and Adjusted EBITDA Margin (%)

39%46%42%37%39%40%32.042.543.241.951.849.3Q1Q2Q3Q4Q1Q2201920192019201920202020

Our Adjusted EBITDA and Adjusted EBITDA Margin fluctuate on a quarterly basis primarily based on the level of our investments in sales and marketing and product development and technology relative to changes in revenue. During the fourth quarter of 2019, we increased the level of sales and marketing spend as we sought to increase our consumer base and continue to build the GoodRx brand, which reduced our Adjusted EBITDA and Adjusted EBITDA Margin. In the first quarter of 2020, we experienced strong consumer demand, which resulted in an increase in both Monthly Active Consumers and prescription transactions revenue. Those increases, coupled with a more modest sequential increase in sales and marketing spend, resulted in higher Adjusted EBITDA and higher Adjusted EBITDA Margin.

Adjusted EBITDA decreased in the second quarter of 2020 compared with the first quarter of 2020, as we experienced a decline in our prescription transactions revenue due to COVID-19 as many consumers avoided visiting healthcare professionals and pharmacies in-person. In response, we proactively reduced our sales and marketing spend during the second quarter of 2020, which largely offset the decrease in prescription transactions revenue. During the second quarter of 2020 we continued to invest in product development and technology and our general and administrative infrastructure. For additional details on quarterly revenue and expenses, please see the section titled “—Quarterly Results of Operations.”

We generally expect to continue to invest in sales and marketing in the near-term, but will continue to evaluate the impact of COVID-19 on our business and actively manage our sales and marketing spend, including investment in consumer acquisition, which is largely variable, as market conditions change. We will also continue to invest in product development and technology to continue to improve our platform, introduce new offerings and scale existing ones. Additionally, we will invest in our general and administrative infrastructure as we prepare to become a public company and operate as such thereafter. Therefore, we expect our Adjusted EBITDA Margin to decline in the near and medium term. We believe these investments will positively impact our business in the long-term.

Key Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Growth of Monthly Active Consumers Through Consumer Acquisition and Repeat Activity

Our goal is to attract new visitors to our platform and to successfully convert them to become active consumers of our offerings. We also seek to generate value from our existing consumers through repeat activity and higher engagement. We believe that we have a significant opportunity to expand our consumer base given the massive size of the market in which we operate.

Consumer acquisition is driven primarily by the number of consumers that we acquire through unpaid and paid sources. A significant portion of our consumer base comes from unpaid channels, including word-of-mouth referrals from healthcare providers, friends and family. We also acquire consumers through a variety of paid channels, such as television, paid search, marketing to healthcare providers, and other online and offline channels.

For the second quarter of 2020, we had 15 million Monthly Visitors. Monthly Visitors is the number of individuals who visited our apps and websites in a given calendar month. Visitors to our apps and websites are counted independently. As a result, a consumer that visits or engages with our platform through both apps and websites will be counted multiple times in calculating Monthly Visitors, while family members who use a single computer to visit our websites will be counted only once. Additionally, Monthly Active Consumers who used a GoodRx code without accessing our apps or websites (since their GoodRx codes were saved in their profile at the pharmacy), will not be counted as Monthly Visitors. When presented for a period longer than a calendar month, Monthly Visitors is averaged over each calendar month in such period. We believe that we have a substantial opportunity to increase the number of Monthly Visitors as our offerings are applicable to a broad range of Americans seeking healthcare. We also believe that Monthly Visitors in part reflects growth from our newer monetization channels and that over time we can continue to convert Monthly Visitors to Monthly Active Consumers of our prescription offering as well as consumers of our other offerings.

When assessing the efficiency of our marketing spending, we monitor the payback period on consumer acquisition, which has been consistently under eight months since the launch of our prescription offering, despite a significant increase in advertising spending over the last few years.

Payback period represents the number of months it takes a cohort of consumers of our prescription offering to generate a cumulative contribution that equals or exceeds estimated advertising expenses attributable to the acquisition of such cohort in the calendar quarter in which the cohort was acquired. A consumer is considered acquired in the calendar quarter in which such consumer first used a GoodRx code to realize savings compared to the list price of a medication. Cumulative contribution is defined as the cumulative revenue generated from that cohort of consumers of our prescription offering, less our estimated cost of revenue attributable to such revenue. We attribute cost of revenue by applying, in each period in which the cohort generated revenue, the cost of revenue rate (cost of revenue, exclusive of depreciation and amortization, as a percentage of revenue) for such period to the cohort’s revenue for such period. Cost of revenue included for the purposes of calculating the cost of revenue rate excludes cost of revenue that is specific to our telehealth offering, pharmaceutical manufacturer solutions offering, and our subscription offerings. Advertising expense attributable to the acquisition of a new consumer cohort of our prescription offering in a particular period is comprised of third-party expenses on television advertising, search engine marketing expenses, marketing expenses to healthcare professionals, and other online and offline advertising expenses. We exclude personnel costs related to our sales and marketing team, and also exclude any direct spending on other offerings, such as our subscription, pharmaceutical manufacturer solutions and telehealth offerings.

In addition to acquiring new consumers, our success also depends on our ability to continue to generate repeat activity from existing consumers. Since 2016, over 80% of transactions for our prescription offering have come from repeat activity, which refers to the second and later use of our discounted prices by a single GoodRx consumer, whether refilling an existing prescription or filling a new prescription. Our goal is to continue to increase the lifetime value of our consumers through delivering affordable prices and an increasingly engaging product experience, converting more consumers to our subscription offerings, growing our pharmaceutical manufacturer solutions offering and driving utilization of our telehealth offerings.

The Size and Strength of our Healthcare Partner Network

Our proprietary technology platform aggregates data from a variety of different sources on a daily basis to present consumers with curated, geographically relevant prescription pricing that can be used to save money at every major retail pharmacy. Our pricing sources span the entire healthcare industry and include PBMs, pharmacies, pharmaceutical manufacturers, patient assistance programs, Medicare prescription drug plans (Part D) and others. The size of our database, combined with our proprietary platform, allows us to present highly competitive prices to consumers. We believe that we currently have the largest database of PBM prices in the United States.

We believe the size of our healthcare partner network impacts our ability to provide price comparisons and attractive pricing to drive consumer acquisition and engagement. As we have increased the scale of our business, we have been able to offer consumers access to better pricing for their medications. According to our calculations, on aggregate, in 2019, consumers saving using GoodRx codes were able to realize a discount of 71% off the list price for their medications, compared to 59% in 2016. We believe that we have been able to drive these greater savings by expanding our network of healthcare partners and increasing our number of consumers, which has led to a stronger desire by our partners to show attractive pricing to our consumers. We plan to continue to harness our scale to further deepen our relationships within the healthcare industry.

We have been able to develop strong long-term relationships with our PBM and other healthcare partners and have steadily increased the number of PBMs with which we work. There is currently significant concentration in the U.S. healthcare industry, and in particular only a limited number of PBMs. Due in part to this concentration, a limited number of PBMs generate a significant portion of our revenue. To date, a PBM has never terminated a relationship with us. Even if a contract with a PBM were to be terminated, many of our contracts require the PBM to continue to pay us for activity by consumers originally directed to their pricing by us, even subsequent to the contract termination. Throughout our history, we have been able to help our consumers realize increased savings. PBM mix and relative share on our platform has varied over time as we have added new PBMs and as certain PBMs have delivered more or less favorable pricing relative to other PBMs. Even as the mix has changed, we have continued to grow and deliver a strong value proposition to our consumers. While we believe that the loss of any one PBM or other healthcare provider that we partner with would generally result in minimal disruption in our ability to provide competitive discounts and pricing, the breadth of the pricing that we are able to offer consumers may be adversely impacted by any such loss.

As we continue to expand our platform and scale offerings like pharmaceutical manufacturer solutions and telehealth, our success will also depend on the number of pharmaceutical manufacturers and telehealth providers we are able to engage.

Growth of our Platform Offerings

We believe that we have several growth opportunities in various stages of development, which may contribute significantly to our financial performance in the future. We believe that growing these offerings will help us to better provide value to consumers at different stages of their healthcare journey, improve our ability to attract additional consumers, and increase the engagement and value of our existing consumer base.

•

Subscription Offerings: We believe that our subscription offerings will help us attract new consumers, as well as increase engagement and retention with our existing consumer base. We believe we can continue to increase the value proposition of our subscription products for consumers by bundling various existing and new offerings into an affordable and consumer-friendly subscription package, with an aim to make their healthcare journey more convenient and affordable. We believe the growth of our subscriber base will help us continue to improve engagement and increase our recurring revenue base.

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Pharmaceutical Manufacturer Solutions: We believe that our pharmaceutical manufacturer solutions offering represents a significant opportunity with attractive incremental margins. This opportunity is driven by a number of factors, including the approximately $30 billion spent in 2016 in the United States on medical marketing and advertising by pharmaceutical manufacturers (not including market access spending by pharmaceutical manufacturers to ensure consumer access and affordability of their medications), our significant base of Monthly Visitors, the approximately 20% of searches on our platform that are for brand medications, the high level of conversion of our consumers to existing pharmaceutical manufacturer affordability offerings, and our efforts to continue to introduce new technology-based solutions for the pharmaceutical manufacturers with whom we work. We plan to continue to expand the number of pharmaceutical manufacturers with which we work, as well as enhance our existing offerings and introduce new, integrated technology solutions that will allow pharmaceutical manufacturers to interact with our consumer base more effectively.

•

Telehealth Offerings: We believe that we have an opportunity to continue to increase the interaction between, and leverage the cross-sell opportunities across, our telehealth offerings and our prescription and subscription offerings. For example, our data suggests that approximately 20% of consumers who search for medication on GoodRx do not have a prescription at the time of their search. Through HeyDoctor and the GoodRx Telehealth Marketplace, we can provide these and other consumers with a convenient and affordable way to receive a diagnosis and a prescription online, when medically appropriate. We plan to expand the medical conditions that we serve through HeyDoctor and continue to improve the functionality and integration of our telehealth offerings with our platform. We have been focused on accelerating the number of conditions and geographies we cover and consumers we reach, and not on optimizing our costs as they compare to the revenue we earn from HeyDoctor visits. Year to date, the payments we have made to telehealth physicians has been roughly offset by the revenue we have generated from our telehealth consumers. Additionally, our GoodRx Telehealth Marketplace was recently launched with the goal of expanding the suite of telehealth services that we provide to consumers. We plan to add new services to this marketplace and make it more integrated with our other offerings, as we see this as an opportunity to add another key consumer entry point into the GoodRx platform, as well as another monetization opportunity in the consumer journey.

The large number of highly engaged consumers who trust our brand and platform provide a strong foundation for the development of new offerings that extend across the healthcare market. We will continue to invest in expanding our platform and add new offerings so that we can attract new consumers and better engage with our consumer and visitor base.

Pricing and Insurance

As our prescription and subscription offerings depend on pricing aggregation and analysis, as well as providing insured and non-insured consumers with access to negotiated prices, our performance may also be impacted by changes in medication pricing structures, insurance premiums, and insurance coverage, which we do not control. See “Risk Factors—Risks Related to Our Business—We generally do not control the categories and types of prescriptions for which we can offer savings or discounted prices” and “—Our business is subject to changes in medication pricing and is significantly impacted by pricing structures negotiated by industry participants.”

Regulatory Conditions

As we receive the majority of our revenue from our healthcare partners, primarily PBMs, changes in the regulatory landscape and potential new legislation that impact such healthcare partners may impact our financial and operational performance. See “Business—Government Regulation,” “Risk Factors—Risks Related to the Healthcare Industry—We may be subject to state and federal fraud and abuse and other healthcare regulatory laws and regulations. If we or our commercial partners act in a manner that violates such laws or otherwise engage in misconduct, we may be subject to civil or criminal penalties as well as exclusion from government healthcare programs,” “—The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, but may adversely affect our business, financial condition and results of operations” and “Risks Related to Our Business—We rely on a limited number of industry participants.”

Components of Our Results of Operations

Revenue

Our revenue is primarily derived from prescription transactions revenue that is generated when pharmacies fill prescriptions for consumers, and from other revenue streams such as our subscription offerings, from pharmaceutical manufacturers and affiliates, and our telehealth offerings. All of our revenue has been generated in the United States.

•

Prescription transactions revenue: Consists primarily of revenue generated from PBMs when a prescription is filled with a GoodRx code provided through our platform. For example, when a consumer uses a GoodRx code to fill a prescription and saves money compared to the list price at that pharmacy, we receive fees from our partners, primarily PBMs. The majority of our contracts with PBMs provide for fees that represent a percentage of the fees that the PBM charges to the pharmacy, and a minority of our contracts provide for a fixed fee per transaction. Our percentage of fee contracts often also include a minimum fixed fee per transaction. In 2018, 2019 and the first half of 2020, 15%, 7% and 7%, respectively, of our prescription transactions revenue was generated pursuant to contracts that were entirely fixed fee arrangements. We expect the revenue contribution from contracts with fixed fee arrangements to remain largely stable over the medium term, and do not expect that changes in revenue contribution from fixed fee versus percentage of fee arrangements will materially impact our revenue. Certain contracts also provide that the amount of fees we receive is based on the volume of prescriptions filled each month.

•

Other revenue: Consists primarily of subscription revenue from our subscription offerings, including Gold and Kroger Savings, revenue generated from pharmaceutical manufacturers for advertising and integrating onto our platform their affordability solutions to our consumers and advertising in direct mailers, and revenue generated by our telehealth offerings that allow consumers to access healthcare professionals online.

Expenses

We incur the following expenses directly related to our cost of revenue and operating expenses:

•

Cost of revenue: Consists primarily of costs related to outsourced consumer support, healthcare provider costs for HeyDoctor, personnel costs including salaries, benefits, bonuses and stock-based compensation expense, for our consumer support employees, hosting and cloud costs, merchant account fees, processing fees and allocated overhead. Cost of revenue is largely driven by the growth of our visitor and active consumer base, as well as our telehealth offerings. Our cost of revenue as a percentage of revenue may vary based on the relative growth rates of our various offerings.

•

Product development and technology: Consists primarily of personnel costs, including salaries, benefits, bonuses and stock-based compensation expense, for employees involved in product development activities, third-party services and contractors related to product development, information technology and software-related costs, and allocated overhead. Product development and technology expenses are primarily driven by increases in headcount required to support and further develop our various products. We capitalize certain qualified costs related to the development of internal-use software, which may also cause Product Development and Technology expenses to vary from period to period. We expect product development and technology expenses will increase on an absolute dollar basis as we continue to grow our platform and product offerings

•

Sales and marketing: Consists primarily of advertising and marketing expenses for consumer acquisition and retention, as well as personnel costs, including salaries, benefits, bonuses, stock-based compensation expense and sales commissions, for sales and marketing employees, third-party services and contractors, and allocated overhead. Sales and marketing expenses are primarily driven by investments to grow and retain our consumer base and may fluctuate based on the timing of our investments in consumer acquisition and retention. Over the near to medium term, we expect to increase our spending on sales and marketing.

•

General and administrative: Consists primarily of personnel costs including salaries, benefits, bonuses and stock-based compensation expense for our executive, finance, accounting, legal, and human resources functions, as well as professional fees, occupancy costs, and other general overhead costs. We expect to incur additional general and administrative costs in compliance, legal, investor relations, insurance, and professional services following the completion of this offering related to our compliance and reporting obligations as a public company. We also expect to incur additional general and administrative costs in connection with the vesting and settlement of RSUs and our Founders Awards in particular. For more information regarding the potential expenses and liabilities related to our RSUs and Founders Awards, please see “Risk Factors—We anticipate incurring substantial stock-based compensation expense and incurring substantial obligations related to the vesting and settlement of RSUs granted in connection with the completion of this offering, which may have an adverse effect on our financial condition and results of operations and may result in substantial dilution.” We also anticipate that as we continue to grow as a company our general and administrative costs will increase on an absolute dollar basis.

•

Depreciation and amortization: Consists of depreciation of property and equipment and amortization of capitalized internal-use software costs and intangible assets. Our depreciation and amortization changes primarily based on changes in our property and equipment, intangible assets, and capitalized software balances.

Additionally, the Company expects to incur further product development and technology expenses, sales and marketing expenses and general and administrative expenses related to the IPO Options and the IPO RSUs. Specifically, on September 11, 2020, our Board of Directors approved options to purchase 881,250 shares of our Class A common stock with an exercise price equal to the initial public offering price. The options became effective on the pricing of this offering and will vest over approximately four years. At the initial public offering price of $33.00 per share, we estimate the grant date fair value of these options to be approximately

$14.7 million, which would be recognized as compensation expense, net of forfeitures that occur, over an approximate period of four years, commencing in the quarter in which the offering occurs. Furthermore, on September 22, 2020, our Board of Directors approved IPO RSUs for 917,750 shares of our Class A common stock in connection with this offering, which will generally vest over a four-year (or shorter) period. At the initial public offering price of $33.00 per share, we estimate the grant date fair value of these IPO RSUs to be approximately $30.3 million, which would be recognized as compensation expense, net of forfeitures that occur, over an approximate period of four years, commencing in the quarter in which the offering occurs.

Other Expense (Income)

Our other expense (income) consists of the following:

•	Other expense, net: Consists primarily of third-party transaction expenses related to the modification of our debt facilities.

•	Loss on extinguishment of debt: Consists of losses recognized due to extinguishment of debt.

•	Interest expense: Consists primarily of interest expense associated with the Credit Facilities (as defined below), including amortization of debt issuance costs and discounts.

•	Interest income: Consists primarily of interest income earned on excess cash held in interest-bearing accounts.

Income Tax Expense

Our income tax expense consists of federal and state income taxes. Our effective income tax rate for the years 2018 and 2019 of 16% and 20%, respectively, and for the first half of 2019 and 2020 of 21% and 22%, respectively, differed from the U.S. statutory tax rate of 21% primarily due to U.S. federal and state tax credits, state income taxes and stock-based compensation tax deductions.

Results of Operations

The following tables summarize key components of our results of operations for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Revenue:
Prescription transactions revenue	$242,911	$364,582	$164,318	$232,565
Other revenue	6,611	23,642	8,905	24,138

Total revenue	249,522	388,224	173,223	256,703
Costs and operating expenses:
Cost of revenue, exclusive of depreciation and amortization presented separately below	6,035	14,016	6,024	12,843
Product development and technology	43,894	29,300	11,636	22,287
Sales and marketing	104,177	176,967	77,689	115,082
General and administrative	8,359	14,692	6,063	12,219
Depreciation and amortization	9,806	13,573	5,746	8,866

Total costs and operating expenses	172,271	248,548	107,158	171,297

Operating income	77,251	139,676	66,065	85,406

Other expense (income):
Other expense (income), net	7	2,967	1	(21)
Loss on extinguishment of debt	2,857	4,877	—	—
Interest income	(154)	(715)	(309)	(116)
Interest expense	22,193	49,569	26,679	15,433

Total other expense, net	24,903	56,698	26,371	15,296

Income before income tax expense	52,348	82,978	39,694	70,110
Income tax expense	(8,555)	(16,930)	(8,492)	(15,427)

Net income	$43,793	$66,048	$31,202	$54,683

Comparison of the Six Months Ended June 30, 2019 and 2020

Revenue

	Six Months Ended June 30,		Change
	2019	2020	$	%
	(dollars in thousands)
Prescription transactions revenue	$164,318	$232,565	$68,247	42%
Other revenue	8,905	24,138	15,233	171%

Total revenue	$173,223	$256,703	$83,480	48%

Revenue for the six months ended June 30, 2020 increased $83.5 million, or 48%, compared to the six months ended June 30, 2019.

Prescription transactions revenue for the six months ended June 30, 2020 increased $68.2 million, or 42%, compared to the six months ended June 30, 2019, driven primarily by a 39% increase in the number of our

Monthly Active Consumers. Prescription transactions revenue was negatively impacted in the second quarter of 2020 due to the impact of COVID-19, as many consumers avoided visiting healthcare professionals and pharmacies in-person, which led to a decrease in Monthly Active Consumers. See “—Quarterly Results of Operations.”

Other revenue for the six months ended June 30, 2020 increased $15.2 million, or 171%, compared to the six months ended June 30, 2019. This increase was primarily due to an increase of $7.6 million in subscription revenue as a result of an increase in the number of subscribers in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase in other revenue was also due to a $5.3 million increase in advertising revenue, primarily from pharmaceutical manufacturers, and a $2.9 million increase in telehealth revenue following the acquisition of HeyDoctor in 2019 and the launch of the GoodRx Telehealth Marketplace in March 2020.

Costs and operating expenses

Cost of revenue, exclusive of depreciation and amortization

	Six Months Ended June 30,		Change
	2019	2020	$	%
	(dollars in thousands)
Cost of revenue, exclusive of depreciation and amortization	$6,024	$12,843	$6,819	113%
As a percentage of total revenue	3%	5%

Cost of revenue for the six months ended June 30, 2020 increased $6.8 million, or 113%, compared to the six months ended June 30, 2019. This increase was primarily due to a $2.8 million increase in provider cost related to our telehealth offerings following the acquisition of HeyDoctor in 2019, a $1.4 million increase in outsourced and in-house personnel related consumer support expense to support our growth, a $0.6 million increase in processing fees due to our Kroger Savings subscription program and our telehealth offerings, and other increases in hosting and cloud expenses, merchant fees, and allocated overhead.

Product development and technology

	Six Months Ended June 30,		Change
	2019	2020	$	%
	(dollars in thousands)
Product development and technology	$11,636	$22,287	$10,651	92%
As a percentage of total revenue	7%	9%

Product development and technology expenses for the six months ended June 30, 2020 increased by $10.7 million, or 92%, compared to the six months ended June 30, 2019. This increase was primarily due to increases in product development related personnel expenses of $7.6 million due to higher headcount, increases in third-party services and contractor expenses related to product development of $1.4 million, and an increase in allocated overhead of $1.7 million to support our product development efforts.

Sales and marketing

	Six Months Ended June 30,		Change
	2019	2020	$	%
	(dollars in thousands)
Sales and marketing	$77,689	$115,082	$37,393	48%
As a percentage of total revenue	45%	45%

Sales and marketing expenses for the six months ended June 30, 2020 increased by $37.4 million, or 48%, compared to the six months ended June 30, 2019. This increase was primarily due to a $32.1 million increase in advertising expenses. The increase in sales and marketing expenses was also due to a $3.6 million increase in sales and marketing related personnel expenses, and a $0.8 million increase in costs related to third-party services and contractors.

Advertising expense as a percent of revenue was 42% in the six months ended June 30, 2019 and 41% in the six months ended June 30, 2020. We increased our investment in consumer acquisition and retention through the first quarter of 2020, and subsequently we reduced our investment in consumer acquisition during the second quarter of 2020 due to the impact of COVID-19 as many consumers avoided visiting healthcare professionals and pharmacies in-person. We will continue to evaluate the impact of COVID-19 on our business and actively manage our consumer acquisition spending, according to market conditions.

General and administrative

	Six Months Ended June 30,		Change
	2019	2020	$	%
	(dollars in thousands)
General and administrative	$6,063	$12,219	$6,156	102%
As a percentage of total revenue	4%	5%

General and administrative expenses for the six months ended June 30, 2020 increased by $6.2 million, or 102%, compared to the six months ended June 30, 2019. This increase was primarily due to a $4.6 million increase in professional fees to support our growth and preparation for this offering and a $2.8 million increase in executive and administrative personnel expenses, partially offset by decreases in acquisition related expenses, and other general overhead.

Depreciation and amortization

	Six Months Ended June 30,		Change
	2019	2020	$	%
	(dollars in thousands)
Depreciation and amortization	$5,746	$8,866	$3,120	54%
As a percentage of total revenue	3%	3%

Depreciation and amortization expenses for the six months ended June 30, 2020 increased by $3.1 million, or 54%, compared to the six months ended June 30, 2019. This increase was due primarily to a $1.8 million increase in intangible assets amortization as a result of intangible asset additions from our 2019 acquisitions, and a $1.0 million increase in capitalized software amortization due to higher capitalized costs for platform improvements and the introduction of new products and features.

Interest income

	Six Months Ended June 30,		Change
	2019	2020	$	%
	(dollars in thousands)
Interest income	$(309)	$(116)	$193	(62%)
As a percentage of total revenue	0%	0%

The decrease in interest income was primarily a result of lower interest rates during the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

Interest expense

	Six Months Ended June 30,		Change
	2019	2020	$	%
	(dollars in thousands)
Interest expense	$26,679	$15,433	$(11,246)	(42%)
As a percentage of total revenue	15%	6%

Interest expense for the six months ended June 30, 2020 decreased by $11.2 million compared to the six months ended June 30, 2019 primarily due to the November 2019 amendment to increase the amount of the First Lien Term Loan Facility in order to repay all amounts outstanding under the Second Lien Term Loan Facility, which bore interest at a higher rate than the First Lien Term Loan Facility, as further described below, and as a result of lower interest rates.

Income tax expense

	Six Months Ended June 30,		Change
	2019	2020	$	%
	(dollars in thousands)
Income tax expense	$(8,492)	$(15,427)	$(6,935)	82%
Income tax effective rate	21%	22%

Income tax expense for the six months ended June 30, 2020 increased by $6.9 million, or 82%, compared to the six months ended June 30, 2019 primarily due to increases in pre-tax income.

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Prescription transactions revenue	$242,911	$364,582	$121,671	50%
Other revenue	6,611	23,642	17,031	258%

Total revenue	$249,522	$388,224	$138,702	56%

Revenue for 2019 increased $138.7 million, or 56%, compared to 2018.

Prescription transactions revenue for 2019 increased $121.7 million, or 50%, compared to 2018, driven primarily by a 58% increase in the number of our Monthly Active Consumers.

Other revenue for 2019 increased $17.0 million, or 258%, compared to 2018. This increase was primarily due to an increase of $10.6 million in subscription revenue as a result of an increase in the number of subscribers in 2019 compared to 2018. The increase in other revenue was also due to a $4.2 million increase in advertising revenue, primarily from pharmaceutical manufacturers, and the impact of the launch of our telehealth offerings following the acquisition of HeyDoctor in 2019, from which we had no revenue in 2018.

Costs and operating expenses

Cost of revenue, exclusive of depreciation and amortization

	Year Ended December 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Cost of revenue, exclusive of depreciation and amortization	$6,035	$14,016	$7,981	132%
As a percentage of total revenue	2%	4%

Cost of revenue for 2019 increased $8.0 million, or 132%, compared to 2018. This increase was primarily due to a $2.7 million increase in outsourced consumer support expense to support an increase in the number of Monthly Active Consumers, a $1.8 million increase in provider cost related to our telehealth offerings following the acquisition of HeyDoctor in 2019, a $1.6 million increase in processing fees due primarily to our Kroger Savings subscription program, and other increases in hosting and cloud expenses and merchant fees.

Product development and technology

	Year Ended December 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Product development and technology	$43,894	$29,300	$(14,594)	(33%)
As a percentage of total revenue	18%	8%

Product development and technology expenses for 2019 decreased by $14.6 million, or 33%, compared to 2018. In 2018, product development and technology expenses included expenses of $29.2 million related to cash bonuses paid to vested option holders in connection with dividends paid to equity holders, as further described in note 15 to our audited consolidated financial statements. From 2018 to 2019, product development related personnel expenses increased by $9.6 million due primarily to an increase in headcount; third-party services and contractor expenses related to product development increased by $2.5 million; and allocated overhead increased by $2.4 million to support our increasing product development efforts.

Sales and marketing

	Year Ended December 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Sales and marketing	$104,177	$176,967	$72,790	70%
As a percentage of total revenue	42%	46%

Sales and marketing expenses for 2019 increased by $72.8 million, or 70%, compared to 2018. This increase was primarily due to a $74.4 million increase in advertising expenses. The increase in sales and marketing expenses was also due to a $3.6 million increase in sales and marketing related personnel expenses, and a $1.2 million increase in third-party services and contractors. In 2018, sales and marketing expenses included expenses of $6.9 million related to cash bonuses paid to vested option holders in connection with dividends paid to equity holders, as further described in note 15 to our audited consolidated financial statements.

Advertising expenses as a percent of revenue increased from 36% in 2018 to 42% in 2019, as we continued to increase our investment in consumer acquisition and retention, which we believe will produce positive returns in the long-term.

General and administrative

	Year Ended December 31,		Change
	2018	2019	$	%
	(dollars in thousands)
General and administrative	$8,359	$14,692	$6,333	76%
As a percentage of total revenue	3%	4%

General and administrative expenses for 2019 increased by $6.3 million, or 76%, compared to 2018. This increase was primarily due to a $3.9 million increase in executive and administrative personnel expenses and a $2.1 million increase in professional fees to support our growth. In addition, the increase in general and administrative expenses was also due to an increase of $1.5 million in acquisition related expenses. In 2018, general and administrative expenses included expenses of $2.7 million related to cash bonuses paid to vested option holders in connection with dividends paid to equity holders, as further described in note 15 to our audited consolidated financial statements.

Depreciation and amortization

	Year Ended December 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Depreciation and amortization	$9,806	$13,573	$3,767	38%
As a percentage of total revenue	4%	3%

Depreciation and amortization expenses for 2019 increased by $3.8 million, or 38%, compared to 2018. This increase was due primarily to a $2.1 million increase in intangible assets amortization and a $1.3 million increase in capitalized software amortization. The increase in intangible assets amortization was driven by $16.4 million of intangible asset additions recorded as a result of our 2019 acquisitions. The increase in capitalized software amortization was driven by $4.7 million in capitalized software additions in 2019 due to platform improvements and the introduction of new products and features.

Other expense, net

	Year Ended December 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Other expense, net	$7	$2,967	$2,960	*
As a percentage of total revenue	0%	1%

*	Percentage not meaningful.

Other expenses for 2019 increased by $3.0 million compared to 2018 due to third-party transaction expenses related to an amendment to the First Lien Credit Agreement (as defined below) in November 2019.

Loss on extinguishment of debt

	Year Ended December 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Loss on extinguishment of debt	$2,857	$4,877	$2,020	71%
As a percentage of total revenue	1%	1%

In 2019, we recognized a loss of $4.9 million related to prepayment penalties and the write-off of unamortized loan fees upon the extinguishment of our Second Lien Term Loan Facility in November 2019. In

2018, we recognized a loss of $2.9 million related to the write-off of unamortized loan fees upon the extinguishment of our prior credit agreement.

Interest income

	Year Ended December 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Interest income	$(154)	$(715)	$(561)	*
As a percentage of total revenue	0%	0%

*	Percentage not meaningful.

The increase in interest income was primarily due to higher average cash balance during 2019 compared to 2018.

Interest expense

	Year Ended December 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Interest expense	$22,193	$49,569	$27,376	123%
As a percentage of total revenue	9%	13%

Interest expense for 2019 increased by $27.4 million compared to 2018 primarily due to increased borrowings incurred under our First Lien Credit Agreement and Second Lien Credit Agreement in October 2018 as further described below.

Income tax expense

	Year Ended December 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Income tax expense	$(8,555)	$(16,930)	$8,375	98%
Income tax effective rate	16%	20%

Income tax expense for 2019 increased by $8.4 million, or 98%, compared to 2018 primarily due to increases in pre-tax income.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated results of operations by quarter from the first quarter of 2019 to the second quarter of 2020. The unaudited quarterly consolidated results of operations set forth below have been prepared on the same basis as our audited consolidated financial statements and in our opinion contains all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of this financial information. You should read the following information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period.

Quarterly Consolidated Statement of Operations Data

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands)
Revenue:
Prescription transactions revenue	$78,539	$85,779	$95,795	$104,469	$123,017	$109,548
Other revenue	3,150	5,755	5,950	8,787	10,391	13,747

Total revenue	81,689	91,534	101,745	113,256	133,408	123,295
Costs and operating expenses:
Cost of revenue, exclusive of depreciation and amortization presented separately below (1)	2,882	3,142	3,396	4,596	6,019	6,824
Product development and technology (1)	5,639	5,997	7,844	9,820	10,325	11,962
Sales and marketing (1)	39,923	37,766	44,950	54,328	63,162	51,920
General and administrative (1)	2,628	3,435	4,102	4,527	5,887	6,332
Depreciation and amortization	2,622	3,124	3,609	4,218	4,345	4,521

Total costs and operating expenses	53,694	53,464	63,901	77,489	89,738	81,559

Operating income	27,995	38,070	37,844	35,767	43,670	41,736

Other expense (income):
Other expense (income), net	(2)	3	(4)	2,970	(5)	(16)
Loss on extinguishment of debt	—	—	—	4,877	—	—
Interest income	(129)	(180)	(271)	(135)	(75)	(41)
Interest expense	13,399	13,280	12,773	10,117	8,638	6,795

Total other expense, net	13,268	13,103	12,498	17,829	8,558	6,738

Income before income tax expense	14,727	24,967	25,346	17,938	35,112	34,998
Income tax expense	(3,175)	(5,317)	(5,727)	(2,711)	(7,766)	(7,661)

Net income	$11,552	$19,650	$19,619	$15,227	$27,346	$27,337

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands)
Cost of revenue	$—	$—	$—	$28	$17	$24
Product development and technology	412	404	449	510	896	918
Sales and marketing	$274	$326	$331	$337	$870	$608
General and administrative	146	174	176	180	427	571

Total stock-based compensation expense	$832	$904	$956	$1,055	$2,210	$2,121

Seasonality

We typically experience stronger consumer demand during the first and fourth quarters of each year, which coincide with generally higher consumer healthcare spending, doctor office visits, annual benefit enrollment season, and seasonal cold and flu trends. This seasonality may impact revenue and sales and marketing expense. The rapid growth of our business may have masked these trends to date, and we expect the impact of seasonality to be more pronounced in the future. In addition, in 2020 we have seen the impact of the COVID-19 pandemic further disrupt these trends, which may continue in future periods.

Quarterly Revenue Trends

Prescription transactions revenue increased sequentially each quarter in 2019 and the first quarter of 2020 primarily due to the increase in the number of our Monthly Active Consumers. Prescription transactions revenue decreased in the second quarter of 2020 due to the impact of COVID-19, as many consumers avoided visiting healthcare professionals and pharmacies in-person, which led to a decrease in Monthly Active Consumers. Other revenue increased sequentially each quarter in 2019 and the first and second quarters of 2020 as a result of an increase in subscription revenue due to an increase in the number of subscribers, an increase in revenue from pharmaceutical manufacturers, and the impact of the launch and expansion of our telehealth offerings following the acquisition of HeyDoctor in April 2019 and the launch of the GoodRx Telehealth Marketplace in March 2020.

Quarterly Costs and Operating Expense Trends

Our quarterly total costs and operating expenses increased sequentially commencing in the third quarter of 2019 through the first quarter of 2020 due primarily to increases in sales and marketing and product development and technology expenses. Commencing in the third quarter of 2019 we significantly accelerated our sales and marketing spending to increase our consumer base and build the GoodRx brand as we believe such spending will produce long-term positive returns. During the second quarter of 2020, due to the impact of COVID-19, which resulted in many consumers avoiding visiting healthcare professionals and pharmacies in-person, we reduced our spending on advertising and marketing in certain channels, which resulted in a decrease in sales and marketing expense for that period. Our product development and technology expenses increased sequentially each quarter in 2019 and the first and second quarters of 2020 as we continued to invest in product development and technology to introduce new offerings and scale existing ones. Additionally, our general and administrative expenses have increased each quarter as we have expanded our infrastructure and headcount to support our growth and prepare to meet our obligations as a public company following the completion of this offering.

Other Expense (Income) Trends

Our quarterly interest expense has decreased throughout 2019 and during the first two quarters of 2020 as a result of lower interest rates, the November 2019 amendment to increase the amount of the First Lien Term Loan Facility in order to repay all amounts outstanding under the Second Lien Term Loan Facility, which bore interest at a higher rate than the First Lien Term Loan Facility, and repayments of principal. As a result of the November 2019 transaction, we incurred a loss on the early extinguishment of debt during the fourth quarter of 2019.

Non-GAAP Financial Measures

The following table presents a reconciliation of net income to Adjusted EBITDA, the most directly comparable financial measure calculated in accordance with GAAP. For more information as to the limitations of using non-GAAP measurements, please see “Prospectus Summary—Summary Consolidated Financial and Operating Data—Key Financial and Operating Metrics—Non-GAAP Financial Measures”.

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(dollars in thousands)
Net income	$11,552	$19,650	$19,619	$15,227	$27,346	$27,337
Adjusted to exclude the following:
Interest income	(129)	(180)	(271)	(135)	(75)	(41)
Interest expense	13,399	13,280	12,773	10,117	8,638	6,795
Income tax expense	3,175	5,317	5,727	2,711	7,766	7,661
Depreciation and amortization	2,622	3,124	3,609	4,218	4,345	4,521
Other expense (income), net	(2)	3	(4)	2,970	(5)	(16)
Loss on extinguishment of debt	—	—	—	4,877	—	—
Financing related expenses(1)	—	—	85	378	1,118	188
Acquisition related expenses(2)	561	413	685	511	463	780
Stock based compensation(3)	832	904	956	1,055	2,210	2,121

Adjusted EBITDA	$32,010	$42,511	$43,179	$41,929	$51,806	$49,346

Adjusted EBITDA Margin	39.2%	46.4%	42.4%	37.0%	38.8%	40.0%

(1)	Financing related expenses include third party fees related to proposed financings.
(2)

Acquisition related expenses include third party fees for actual or planned acquisitions, including related legal, consulting and other expenditures, and retention bonuses to employees related to acquisitions.

(3)	Non-cash expenses related to equity-based compensation programs, which vary from period to period depending on various factors including the timing, number and the valuation of awards.

Liquidity and Capital Resources

Overview

Since our inception, we have financed our operations primarily through net cash provided by operating activities, equity issuances, and borrowings under our long-term debt arrangements. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. Additionally, we expect to use approximately $15.0 million of our cash for leasehold improvements and furniture and fixtures related to our new office facility in Santa Monica during the second half of 2020. Our principal sources of liquidity following this offering and the private placement are expected to be our cash and borrowings available under our Revolving Credit Facility. In March 2020, we drew down $28.0 million under the Revolving Credit Facility. Additionally, in May 2020, the Revolving Credit Facility was amended to increase the amount of the facility to $100.0 million. As of June 30, 2020 we had cash of $126.6 million and $62.9 million available under the Revolving Credit Facility.

We believe that our net cash provided by operating activities, cash on hand and availability under the Revolving Credit Facility will be adequate to meet our operating, investing and financing needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, and many other factors as described under “Risk Factors” and “—Key Factors Affecting Our Performance.”

If necessary, we may borrow funds under our Revolving Credit Facility to finance our liquidity requirements, subject to customary borrowing conditions. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. In particular, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

In light of the large number of RSUs subject to the Founders Awards that have been granted in connection with this offering, we anticipate that we will incur substantial stock-based compensation expenses and expend substantial funds to satisfy tax withholding and remittance obligations as these RSUs vest over time. We will record substantial stock-compensation expense for the Performance-Vesting Founders Awards and the Time-Vesting Founders Awards. The grant date fair value of the Founders Awards is estimated to be $533.3 million, which we estimate will be recognized as compensation expense over a weighted average period of 1.2 years, though could be earlier if the stock price goals are achieved earlier than we estimated. In addition, as a result of the Founders Awards, and the Performance-Vesting Founders Awards in particular, a potentially large number of shares of Class B common stock will be issued if the applicable vesting conditions are satisfied. On the settlement dates for these Founders Awards, we plan to withhold shares and remit taxes on behalf of the holders of such Founders Awards at applicable statutory rates, which we refer to as net settlement, which may result in substantial tax withholding obligations. The amount of tax withholding obligations will depend on the price of our Class A common stock, the actual number of RSUs for which the vesting conditions are satisfied over time and the applicable tax withholding rates then in effect. For example, of the 16.4 million Performance-Vesting Founders Awards, 9.6 million would vest 20 trading days after the completion of this offering, assuming the average closing price per share of our Class A common stock for the 20 consecutive trading day period following the completion of offering is equal to the initial public offering price of

$33.00. Further, assuming an approximate 50% tax withholding rate and price of $33.00 per share at vesting and settlement, for the 9.6 million shares that would vest as described in the preceding sentence we estimate that our cash obligation on behalf of our Co-Founders to the relevant tax authorities to satisfy tax withholding obligations would be approximately $157.2 million, and we would deliver an aggregate of approximately 4.8 million shares of our Class B common stock to net settle these awards, after withholding an aggregate of approximately 4.8 million shares of our Class B common stock. Cash payments for income tax withholdings are due upon the settlement date of the RSUs which is the third anniversary of the applicable vesting date or, if earlier, upon a qualifying change in control event. To the extent that average stock price exceeds the initial public offering price of $33.00, additional RSUs may vest and the amount of shares issuable and the related tax obligations for the net settlement of the awards would increase. For additional information regarding the Founders Awards, please see the sections titled “Executive and Director Compensation” and “Risk Factors - We anticipate incurring substantial stock-based compensation expense and incurring substantial obligations related to the vesting and settlement of RSUs granted in connection with the completion of this offering, which may have an adverse effect on our financial condition and results of operations and may result in substantial dilution.”

Credit Facilities

In October 2018, GoodRx, Inc., our wholly owned subsidiary, as borrower, and GoodRx Intermediate Holdings, LLC, entered into a first lien credit agreement with various lenders, or the First Lien Credit Agreement. The First Lien Credit Agreement provided for a $40.0 million secured asset-based revolving credit facility, or the Revolving Credit Facility, and a $545.0 million senior secured term loan facility, or the First Lien Term Loan Facility (together with the Revolving Credit Facility, the Credit Facilities). In November 2019, the First Lien Term Loan Facility was amended to increase the amount of the facility to $700.0 million. Additionally, in May 2020, the Revolving Credit Facility was amended to increase the amount of the facility to $100.0 million.

The Revolving Credit Facility and the First Lien Term Loan Facility under the First Lien Credit Agreement are collateralized by substantially all of our assets, including our intellectual property, and 100% of the equity interest of GoodRx, Inc.

The First Lien Credit Agreement that governs the Revolving Credit Facility and the First Lien Term Loan Facility contains certain affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, fundamental changes, repurchases of stock, dividends and other distributions. GoodRx, Inc. is restricted from making dividend payments, loans or advances to GoodRx Intermediate Holdings, LLC and GoodRx Holdings, Inc. In addition, GoodRx, Inc. is subject to a financial covenant whereby GoodRx, Inc. is required to maintain a First Lien Net Leverage Ratio (as defined in the First Lien Credit Agreement) not to exceed 8.2 to 1.0. At June 30, 2020, we were in compliance with the covenants under the First Lien Credit Agreement.

Revolving Credit Facility

Loans under the Revolving Credit Facility bear interest at a rate per annum equal to the LIBO Screen Rate (as defined in the First Lien Credit Agreement) plus a variable margin rate, which is based on our most recently determined First Lien Net Leverage Ratio (as defined in the First Lien Credit Agreement), that ranges from 2.50% to 3.00%. The Revolving Credit Facility has a variable commitment fee, which is based on the Company’s most recently determined First Lien Net Leverage Ratio (as defined in the First Lien Credit Agreement), and ranges from 0.25% to 0.50% per annum. In addition, the Revolving Credit Facility has a fixed fronting fee of 0.125% per annum of our aggregate undrawn and disbursed but unreimbursed letters of credit. The Revolving Credit Facility expires on October 11, 2024. As of June 30, 2020, the outstanding principal balance under the Revolving Credit Facility was $28.0 million.

Under the terms of a lease agreement entered into during September 2019, GoodRx, Inc. assigned to the landlord drawdown rights against the Revolving Credit Facility for up to $9.0 million to meet the contractual line of credit requirement in the lease agreement. The landlord can draw on the Revolving Credit Facility in the event of the Company’s default on rent or damages to the building. The assigned rights to the landlord will be held for the initial three years of the lease term, and subject to certain conditions, the letter of credit will decrease thereafter by up to 10% per year based upon the original amount to no less than $2 million. This outstanding letter of credit to the landlord reduces our available borrowings under the Revolving Credit Facility by an amount equal to the value of assigned rights.

First Lien Term Loan Facility

The First Lien Term Loan Facility accrues interest at a rate per annum equal to the LIBO Screen Rate (as defined in the First Lien Credit Agreement) plus a variable margin rate, which is based on the Company’s most recently determined Net Leverage Ratio (as defined in the First Lien Credit Agreement), that ranges from 2.75% to 3.00% per annum. The First Lien Credit Agreement requires quarterly principal payments from March 2019 through September 2025, with any remaining unpaid principal and any accrued and unpaid interest due on the maturity date of October 10, 2025.

The effective interest rate on the First Lien Term Loan Facility was 5.90% for each 2018 and 2019 and was 5.90% and 4.33% for the first half of 2019 and 2020, respectively.

The carrying value of the First Lien Term Loan Facility was $668.9 million, net of unamortized debt issuance costs and discount of $15.7 million, as of June 30, 2020.

Second Lien Term Loan Facility

Concurrent with the above First Lien Credit Agreement, GoodRx, Inc., as borrower, and GoodRx Intermediate Holdings, LLC entered into a second lien credit agreement with various lenders, or the Second Lien Credit Agreement. The Second Lien Credit Agreement provided for a $200.0 million secured term loan facility, or the Second Lien Term Loan Facility, which accrued interest at a rate per annum equal to the LIBO Screen Rate (as defined in the Second Lien Credit Agreement) plus a margin of 7.50% per annum. In connection with the amendment to increase the amount of the First Lien Term Loan Facility in November 2019, we repaid all amounts outstanding and owed under the Second Lien Term Loan Facility, using the proceeds from the amendment to the First Lien Term Loan Facility and existing cash resources, including $200.0 million in principal amount outstanding, approximately $0.1 million of accrued interest and a $2.0 million prepayment penalty.

Holding Company Status

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash distributions and other transfers from our subsidiaries to meet our obligations and to make future dividend payments, if any. The First Lien Credit Agreement contains covenants restricting payments of dividends by our subsidiaries, including GoodRx, Inc., unless certain conditions are met. These covenants provide for certain exceptions for specific types of payments.

Based on these restrictions, all of the net assets of GoodRx, Inc. were restricted pursuant to the terms of the Credit Facilities as of December 31, 2019 and June 30, 2020. Since the restricted net assets of GoodRx, Inc. and its subsidiaries exceed 25% of our consolidated net assets, in accordance with Regulation S-X, refer to our audited consolidated financial statements included elsewhere in this prospectus for condensed parent company financial information of GoodRx Holdings, Inc.

Cash Flows

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(dollars in thousands)
Net cash provided by operating activities	$45,253	$83,286	$50,274	$83,825
Net cash used in investing activities	(3,458)	(37,055)	(15,305)	(8,319)
Net cash used in financing activities	(24,734)	(54,781)	(6,838)	25,069

Net change in cash	$17,061	$(8,550)	$28,131	$100,575

Net cash provided by operating activities

Net cash provided by operating activities was $83.8 million for the first half of 2020 consisting of $54.7 million of net income, adjusted for $19.3 million of non-cash expenses and $9.8 million of net cash provided as a result of changes in operating assets and liabilities. The changes in operating assets and liabilities were primarily driven by increases in accounts receivable, prepaid expenses and other current assets and accrued expenses and other current liabilities due to our growing operations.

Net cash provided by operating activities was $50.3 million for the first half of 2019 consisting of $31.2 million of net income, adjusted for $10.1 million of non-cash expenses and $9.0 million of net cash provided as a result of changes in operating assets and liabilities. The changes in operating assets and liabilities were primarily driven by increases in accounts receivable, accounts payable and accrued expenses and other current liabilities due to our growing operations.

Net cash provided by operating activities was $83.3 million for 2019 consisting of $66.0 million of net income, adjusted for $22.1 million of non-cash expenses, partially offset by $4.8 million of net cash used as a result of changes in operating assets and liabilities. The changes in operating assets and liabilities were primarily driven by an increase in our accounts receivable, partially offset by an increase in our accrued expenses and other current liabilities due to our growing operations.

Net cash provided by operating activities was $45.3 million for 2018 consisting of $43.8 million of net income, adjusted for $13.2 million of non-cash expenses, partially offset by $11.8 million of net cash used as a result of changes in operating assets and liabilities, primarily driven by an increase in our accounts receivable due to our growth. Net cash provided by operating activities included an outflow of $38.8 million related to bonuses paid to vested option holders in 2018.

Net cash used in investing activities

Net cash used in investing activities of $8.3 million for the first half of 2020 was related to $6.5 million for capitalized software and $1.8 million for capital expenditures.

Net cash used in investing activities of $15.3 million for the first half of 2019 was related to $12.6 million in cash consideration, net of cash acquired, related to an acquisition in 2019, $2.0 million for capitalized software, and $0.7 million for capital expenditures.

Net cash used in investing activities of $37.1 million for 2019 was related to $31.3 million in cash consideration, net of cash acquired, related to our acquisitions in 2019, $4.3 million for capitalized software, and $1.4 million for capital expenditures.

Net cash used in investing activities of $3.5 million for 2018 was related to $2.7 million of capitalized software and $0.8 million for capital expenditures.

Net cash used in financing activities

Net cash provided by financing activities of $25.1 million for the first half of 2020 was related to $28.0 million in proceeds drawn down under the Revolving Credit Facility and $1.9 million from exercise of options, offset by $3.5 million in long-term debt principal payments and payments of $1.3 million for debt issuance costs related to increasing the amount of our line of credit in May 2020.

Net cash used in financing activities of $6.8 million for the first half of 2019 was primarily related to $8.7 million in long-term debt principal payments offset by $1.9 million from exercise of options.

Net cash used in financing activities of $54.8 million for 2019 was primarily related to $211.8 million in long-term debt payments and payments of $2.2 million for debt issuance costs and prepayment penalties, partially offset by $154.6 million in proceeds from long-term debt and $4.7 million in proceeds from issuance of common stock and exercise of options.

Net cash used in financing activities of $24.7 million for 2018 was primarily related to dividends of $1,346.4 million, $294.9 million in long-term debt principal payments, and $25.6 million in debt issuance costs, partially offset by $901.8 million in proceeds from long-term debt, $737.0 million from issuance of preferred stock, and $3.3 million from exercise of options.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2019:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:	(in thousands)
Long-term debt—principal payments(1)	$688,155	$7,029	$14,058	$14,058	$653,010
Interest on long-term debt(2)	175,494	30,848	60,748	59,483	24,415
Operating lease obligations(3)	55,953	2,937	10,610	8,969	33,437
Unused credit fee payments(4)	1,030	77	154	162	637

Total contractual obligations	$920,632	$40,891	$85,570	$82,672	$711,499

(1)

Long-term debt represents borrowings under the Credit Facilities. Under the Credit Facilities we are required to pay quarterly principal payments of 0.25% of the outstanding principal balance of the First Lien Term Loan Facility through September 2025, with any remaining unpaid principal and any accrued and unpaid interest due on October 10, 2025. In March 2020, we drew down $28.0 million under the Revolving Credit Facility. We are required to pay any outstanding principal balance of the Revolving Credit Facility on October 11, 2024.

(2)

Our long-term debt bears a floating interest rate based on LIBO. The interest obligation on long-term debt included in the table above is based on the interest rate in effect at December 31, 2019 of 4.50%. The floating interest rate as of June 30, 2020 was 2.92%.

(3)	Operating lease obligations relate to our office space facilities. These lease terms expire through 2031. The majority of the lease agreements are renewable at the end of the lease period.
(4)

We are required to pay a commitment fee of 0.25% based on the unused portion of the Revolving Credit Facility. As of December 31, 2019 and June 30, 2020, we were contingently liable for approximately $9.1 million in standby letters of credit as security for our operating lease obligations.

Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2019 or June 30, 2020.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Our revenue is primarily derived from prescription transaction fees generated when pharmacies fill prescriptions for consumers. We also generate other revenue from subscription, advertising and telehealth services.

On January 1, 2019, we adopted ASC 606, Revenue from contracts with customers, on a modified retrospective basis. The adoption of ASC 606 was applied to all contracts at the date of initial application and did not have a material impact on our revenue recognition. Prior to January 1, 2019, we applied ASC 605, Revenue recognition, and recognized revenue when the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price is fixed and determinable; and (4) collectability is reasonable assured.

Under ASC 606, we recognize revenue when control of the promised good or service is transferred to the customer in an amount that reflects the consideration for which we are expected to be entitled to in exchange for those services.

Prescription Transactions Revenue

Prescription transactions revenue is primarily generated from PBMs, or customers, when a prescription is filled with a GoodRx code provided through our platform, and saves money compared to the list price in that pharmacy. In our contracts with customers, the nature of our promise is to direct prescription volume through our platform, which may include marketing through our apps, websites and GoodRx cards. These activities are not distinct from each other and are not separate performance obligations. Our performance obligation is to connect consumers with pharmacies that are contracted with our customers. We have no performance obligation to fill prescriptions.

Contracts with PBMs provide that we are entitled to either a percentage of fees the PBM charges the pharmacy or fixed amount per type of medication prescription, when a consumer uses a GoodRx code provided through our platform. Our performance obligation is satisfied upon the completion of pharmacies filling prescriptions. We recognize revenue for the estimated fee due from the PBM at a point in time when a prescription is filled.

We receive reporting from PBMs of the number of prescriptions and amount of consideration to which we are entitled at a prescription level. Certain arrangements with PBMs provide that the amount of consideration we are entitled to is based on the volume of prescription fills each month. In addition, the amount of consideration to which we are entitled may be adjusted in the event that a fill is determined ineligible, or based upon other adjustments allowed under our contracts with PBMs. We estimate the amount we expect to be entitled to using the expected value method based on the historical experience of the number of prescriptions filled, ineligible fills and applicable rates.

Other Revenue

Other revenue consists of subscription revenue from our subscription offerings, revenue generated from pharmaceutical manufacturers for advertising and integrating onto our platform their affordability solutions to our consumers and advertising in direct mailers, and revenue generated by HeyDoctor and the GoodRx Telehealth Marketplace.

Subscription revenue consists of subscriptions to Gold and Kroger Savings. For Gold, subscribers purchase a monthly subscription that provides access to lower prices for prescriptions. Subscribers can cancel their GoodRx Gold subscription at any time. We recognize revenue for Gold over the subscription period. For Kroger Savings, subscribers pay an annual upfront fee for a subscription that provides access to lower prices on prescriptions at Kroger pharmacies. At the commencement of the subscription term, subscribers pay the annual fee to us which we share with Kroger. Kroger Savings subscription fees are generally nonrefundable to the subscriber after the first 30 days, unless we cancel the subscription, in which case the subscriber is entitled to a pro rata refund. We recognize revenue for Kroger Savings over the subscription period, net of the fee shared with Kroger.

Advertising revenue consists primarily of revenue generated through advertisements placed in apps, websites and direct mailers for pharmaceutical manufacturers. Advertising customers may purchase advertisements for a fixed fee that appear on our apps and websites for a specified period of time, and revenue is recognized over the term of the arrangement. Customers may also purchase advertisements for which we charge fees on a cost-per-click basis, or they may purchase advertisements placed in our direct mailers. Revenue for these arrangements is recognized at a point-in-time when the advertisement is clicked or when the direct mailer is shipped.

Telehealth revenue consists primarily of revenue generated from consumers who complete a telehealth visit with a member of our network of qualified healthcare professionals. Consumers pay a fee per telehealth visit and we recognize the fee as revenue at a point-in-time when the visit is complete.

Stock-Based Compensation

Stock-based compensation cost is allocated to cost of revenue, product development and technology, sales and marketing, and general and administrative expense in the consolidated statements of operations. Compensation cost for stock options, restricted stock units and restricted stock awards granted to employees is based on the fair value of these awards at the date of grant. We recognize compensation cost over the requisite service period, which is generally the vesting period of the award. For awards that vest based on continued service, compensation cost is recognized on a straight-line basis over the requisite service period. For awards with performance vesting conditions, compensation cost is recognized on a graded vesting basis when it is probable the performance condition will be achieved. Stock-based compensation cost for awards that contain market vesting conditions is recognized on a graded vesting basis over the requisite service period, even if the market condition is not satisfied. For awards that contain service, performance and market vesting conditions, the Company commences recognition of stock-based compensation cost once it is probable that the performance condition will be achieved. If the performance condition is an initial public offering or a change in control event, the performance condition is not probable of being achieved for accounting purposes until the event occurs. Once it is probable that the performance condition will be achieved, the Company recognizes stock-based compensation cost over the remaining requisite service period under a graded vesting model, with a cumulative adjustment for the portion of the service period that occurred for the period prior to the performance condition becoming probable of being achieved. Thereafter, expense is recognized even if the market condition was not or is not achieved, provided the employee continues to satisfy the service condition. Forfeitures are recognized when they occur.

Determining the fair value of stock-based awards requires judgment. The Black-Scholes option-pricing model is used to estimate the fair value of stock options with service and performance vesting conditions, while the fair value of our common stock at the date of grant is used to measure the fair value of restricted stock units and restricted stock awards with service and performance conditions. For awards with market vesting conditions, the fair value is estimated using a Monte Carlo simulation model that incorporates the likelihood of achieving the market condition.

The valuation of stock-based compensation awards using the Black-Scholes option-pricing model or the Monte Carlo simulation model require the input of subjective assumptions, which include:

•

The fair value of the common stock underlying our stock-based awards is determined by our Board of Directors. Because there is no public market for our common stock, our Board of Directors determined the common stock fair value at the stock option grant date by considering several objective and subjective factors, as discussed below. The fair value is determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The fair value of the underlying common stock will be determined by the Board of Directors until such time as our common stock is listed on an established stock exchange or national market system.

•	Expected volatility is based on historical volatilities of a publicly traded peer group based on daily price observations over a period equivalent to the expected term of the stock option grants.

•

The expected term for service and performance vesting conditions is based on historical and estimates of future exercise behavior. For awards with market conditions, the term is derived from the Monte Carlo simulation model.

•	The risk-free interest rate is based on the U.S. Treasury yield of treasury bonds with a maturity that approximates the expected term of the options.

•	The dividend yield is based on our current expectations of dividend payouts.

In addition, the valuation of the Performance-Vesting Founders Awards, includes a discount for lack of marketability, or DLOM, as the issuance of the shares for these awards is deferred by three-years from the applicable vesting date, or earlier, upon a qualifying change in control. The DLOM was estimated using a Finnerty model.

The assumptions used in the Black-Scholes option-pricing model and the Monte Carlo simulation model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, stock-based compensation expense could be materially different in the future.

Common Stock Valuation

Because our common stock is not publicly traded, our Board of Directors exercises significant judgment in determining the fair value of our common stock on the date of each stock-based grant, with input from management and based on several objective and subjective factors. In determining the fair market value of our common stock, our Board of Directors considered the following:

•	the prices of our redeemable convertible preferred stock sold to outside investors in arms-length transactions;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to our common stock;

•	our operating and financial performance;

•	our stage of development and current business conditions and projections affecting our business, including the introduction of new products and services;

•	the hiring of key personnel;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, in light of prevailing market conditions;

•	any adjustment necessary to recognize a lack of a liquid trading market for our common stock;

•	the market performance of comparable publicly traded companies; and

•	the overall U.S. economic, regulatory and capital market conditions.

In valuing our common stock, we first determine the equity value using both the income and market approach valuation methods. In addition, we also consider values implied by sales of preferred and common stock, if applicable. We then allocate the equity value to our classes of stock using an option-pricing model, or OPM, or Probability Weighted Expected Return Method, or PWERM.

The income approach estimates equity value based on the expectation of future cash flows that a company will generate. These future cash flows, and an assumed terminal value, are discounted to their present values using a discount rate based on a weighted-average cost of capital that reflects the risks inherent in the cash flows. The market approach estimates equity value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

Once we determined an equity value, we used a combination of approaches to allocate the equity value to each of our classes of stock. We used the OPM, and more recently also use the OPM in combination with the PWERM. The OPM allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of the equity instruments. Using the PWERM, the value of our common stock is estimated based upon a probability-weighted analysis of varying values for our common stock assuming possible future events, which include an IPO, merger or sale, dissolution, or continued operation as a private company. In determining the estimated fair value of our common stock, we consider the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we also applied a lack of marketability discount to the equity value.

For valuations after the completion of this initial public offering, our board of directors will determine the fair value of each share of underlying Class A common stock based on the closing price of our Class A common stock as reported on the date of grant. Based on the initial public offering price per share of $33.00, the aggregate intrinsic value of our outstanding stock options as of June 30, 2020 was $677.8 million, with $272.4 million related to vested stock options, and the aggregate intrinsic value of restricted shares outstanding as of June 30, 2020 was $46.5 million.

Business Combinations

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

We perform valuations of assets acquired and liabilities assumed for an acquisition and allocate the purchase price to its respective net tangible and intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue, costs, and cash flows, discount rates and selection of comparable companies. For material acquisitions, we may engage the assistance of valuation specialists in concluding on fair value measurements of certain assets acquired or liabilities assumed in a business combination.

Income Taxes

Deferred income tax assets and liabilities are determined based upon the net tax effects of the differences between the financial statements carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed. A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in our consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. We recognize interest and penalties accrued related to its uncertain tax positions in income tax expense in our consolidated statements of operations.

Recent Accounting Pronouncements

Refer to Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for accounting pronouncements adopted in 2019 and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for accounting pronouncements adopted in 2020 and recent accounting pronouncements not yet adopted.

Jumpstart Our Business Startups Act of 2012

Under the JOBS Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. We meet the definition of an “emerging growth company” and have elected to use this extended transition period. As a result of this election, our timeline to comply with these standards will in many cases be delayed as compared to other public companies that are not eligible to take advantage of this election or have not made this election. Therefore, our financial statements may not be comparable to those of companies that comply with the public company effective dates for these standards.

Quantitative and Qualitative Disclosures about Market Risk

We only have operations within the United States and therefore do not have any foreign currency exposure. We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes.

Interest rate risk

Our exposures to market risk for changes in interest rates relate primarily to the Credit Facilities which bear floating interest rates and a rising interest rate environment will increase the amount of interest paid on these loans. A hypothetical 100 basis point increase in interest rates would have increased our interest expense by $7.4 million for 2019 and $3.5 million for the six months ended June 30, 2020.

Impact of inflation

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, financial condition and results of operations.

An introduction from Doug Hirsch and Trevor Bezdek, our co-Founders and co-CEOs

When I graduated from college a generation ago, my parents offered me a uniquely American piece of advice. Instead of focusing on salary, their top concern was that I find a job with good health insurance. Only with insurance, they explained, could I ensure access to quality, affordable health care. Without insurance, my days would be filled with uncertainty, inadequate care and the potential for financial ruin.

So I found a job with insurance. And as I got older and started my own family, I began to appreciate what my parents meant. As long as I was covered, I thought, we could stay healthy without going bankrupt. I wouldn’t be forced to make hard choices — my insurance card would unlock America’s best healthcare at an affordable price.

So why was my local pharmacist asking me to pay $450 for a prescription?

In 2010, prescription in hand and insurance card in my pocket, I found out the hard way that something had changed. I should have seen the signs — “out of network” charges, higher deductibles, pre-existing conditions, rising co-pays and premiums, denials, and complicated paperwork accompanied by ever-larger bills. I was paying much more and getting far less.

At the pharmacy, there was no way I was going to pay $450 — I had insurance, after all. So I took my prescription back and walked down the street to nearby pharmacies. Even with insurance, prices were all over the map ($250? $400?), each apparently unrelated to the actual cost of the medicine I needed. I searched the internet and found that while I could compare prices for TVs or plane tickets, there was no guidance to help me to understand what healthcare should cost. I had stumbled into an inefficient, massive market that Americans, with or without insurance, had no ability to navigate.

What’s true for prescriptions is true for all of healthcare. America is a world leader in medical technology, but our system is too expensive and too complicated. Almost two-thirds of Americans avoid or delay medical care because of cost and up to 30% of prescriptions are left at the counter. One-quarter of us do not have a primary care doctor. The typical American family spends about $5,000 per year on healthcare premiums and out-of-pocket costs. For the uninsured, it’s even worse: costs for even routine medical services can quickly deplete one’s entire savings. The U.S. spends $4 trillion per year on healthcare and yet ranks last among OECD nations for life expectancy, chronic disease and obesity. Too many Americans simply can’t afford the care they need.

I told my friend Trevor about my pharmacy experience, and we agreed that consumers, insured or not, desperately needed tools to sort through our confusing, frustrating and expensive healthcare system. We also learned that physicians, medical professionals and pharmacists across the country were likewise frustrated when patients couldn’t afford their prescribed treatments.

We caught a glimpse of a solution: there were multiple ways patients could save on their prescriptions — but virtually nobody knew about them. Could we decipher the complex contracts that govern healthcare to figure out what people should pay at the counter? Could we gather discounts in one place so people could compare prices? Could we present complicated medical and financial jargon so that it could be understood by everyone? Could we empower physicians, pharmacists, and medical professionals with realtime information at the point of care that would help them, too?

A decade later, consumers are more empowered and better informed than ever before. Millions of Americans — including many medical professionals — rely on GoodRx’s #1 ranked app to find affordable healthcare. We can reduce the cost of virtually every generic and brand prescription by more than 70% off the list price, resulting in a price that’s often less than a typical insurance co-pay. Our discounts can be used at over 70,000 pharmacies in America. Out of refills? Our platform allows patients to see a doctor within an hour for as little as $20 from the comfort of their own home. Looking for a specialist, labs, or therapy? Choose from dozens of providers offering more than 150 medical conditions. No insurance required, no approvals necessary — you don’t even need to sign up. We add new prices, services and providers daily. With GoodRx, affordable care is easy.

But making healthcare easy is actually incredibly hard. It requires joining exceptional consumer-facing technology with an expert understanding of healthcare’s byzantine economics, regulations and incentives. Trevor and I have tackled this two-sided problem together — as friends, colleagues and co-CEOs who still share an office — for over a decade. Fortunately, we have complementary skills; Trevor’s deep understanding of the complex web of healthcare is unparalleled, while I have created category-defining, easy-to-use products that have helped and delighted consumers for decades.

Our team reflects the same diversity of experience, with a deep bench of product, technology, public health and economics experts united around a common desire to help people get the care they need.

So far, we’ve saved Americans an estimated $20 billion on prescriptions and medical services. We have helped a lot of people save money on their care. Our research indicates that, of our total consumer base, approximately 18 million people got care they otherwise could not afford. We also work closely with physicians and pharmacists — America’s healthcare heroes — to provide research and tools that improve access to care every day.

We know there will be times when GoodRx isn’t enough. When patients have exhausted other options, GoodRxHelps, our philanthropic effort, partners with clinics, physicians and medical professionals across America to provide free prescriptions and care. As part of our initial public offering, we are reserving over 1 million shares of our Class A common stock for issuance to fund and support GoodRxHelps to significantly expand our efforts to more people in need. We are proud of our focus on minority communities, who face disproportionately greater challenges in obtaining affordable care.

As much as we’ve accomplished in the past decade, we recognize that there is a tremendous amount of work — and opportunity — ahead of us.

For anyone who finds healthcare out of reach, GoodRx is here to help.

We invite you to join us.

Doug	Trevor

BUSINESS

Overview

Our mission is to help Americans get the healthcare they need at a price they can afford. To achieve this, we are building the leading, consumer-focused digital healthcare platform in the United States.

Healthcare consumers in the United States face an increasing number of challenges. Consumers are bearing more of the cost of care and have more restrictions imposed on their care. The rising cost of insurance and higher deductibles have led to an increase in the percentage of underinsured Americans. Additionally, the number of uninsured consumers in the United States has increased in recent years. These developments have occurred at a time when the majority of Americans have less than $1,000 in savings.

Lack of affordability in healthcare is a contributing reason why 20% to 30% of prescriptions are left at the pharmacy counter. Non-adherence has a significant impact on American health: someone dies every four minutes in the United States from not taking their prescribed medication at all or as directed, according to a report in the American Journal of Health-System Pharmacy. Even for those who can afford care, access to physicians is limited. The average wait time for a new patient appointment in 15 large metropolitan markets in the United States was 24 days in 2017, and may extend up to 56 days in mid-sized markets, according to a Merritt Hawkins survey. This has placed additional strain on hospital emergency departments across the country – an estimated 30% of emergency department visits occur for health issues that could have been treated in primary or other care settings. Healthcare professionals, who are motivated by and whose success is increasingly judged on patient outcomes and satisfaction, are growing frustrated and need resources to help them. Part of the problem is that the healthcare market – one of the largest markets in the United States by spending and projected to reach $4.0 trillion in 2020 – has had no widely accepted, consumer-focused, tech-enabled solution through which consumers can easily shop for and access healthcare, unlike those found in other industries for things like airline tickets, rental homes and cars.

GoodRx was founded to solve the challenges that consumers face in understanding, accessing, and affording healthcare. We started with a price comparison tool for prescriptions, offering consumers free access to lower prices on their medication. We wanted to help ensure that no parent had to choose between their child’s next meal and their life-saving medication. Today, we believe our expanded platform improves the health and financial well-being of American families by providing easy access to price transparency and affordability solutions for generic and brand medications, affordable and convenient medical provider consultations via telehealth and additional healthcare services and information. Based on our research, from inception through June 30, 2020, we estimate that approximately 18 million of our consumers could not have afforded to fill their prescriptions without the savings provided by GoodRx. Furthermore, a July 2020 survey we commissioned from Lab42 Research LLC found that 68% of healthcare providers surveyed have recommended GoodRx to patients. In addition to reducing the costs of healthcare for consumers, we believe that our offerings can help drive greater medication adherence, faster treatment and better patient outcomes. These all contribute to a healthier, happier society.

We see exciting growth potential as we continue to attract new consumers through our existing offerings, launch new offerings to address more of the needs of healthcare consumers, and improve healthcare affordability and access for all Americans. As we extend our platform, we believe that we can create multiple monetization opportunities at different stages of the consumer healthcare journey, enabling us to drive higher expected consumer lifetime value without significant additional consumer acquisition costs.

Our business model has facilitated the rapid growth and expansion of our platform. We have been focused on capital efficiency and delivering on a cash generative monetization model since inception, and we have been able to reinvest our cash flows in our business. As a result, our consumers can now access an increasingly broad platform with a variety of integrated offerings that provide healthcare affordability, access and convenience. Whether a consumer is insured or uninsured, young or old, or suffers from an acute or a chronic ailment, we strive to be at the consumer’s side throughout their healthcare journey.

Our platform has been effective because we positively impact stakeholders in the healthcare ecosystem. Benefits to participants in the healthcare ecosystem include: achieving better outcomes by increasing medication adherence; providing fast access to preventative care to reduce the strain on hospitals and emergency departments; increasing accessibility to affordable prescriptions that otherwise may not have been filled; and enhancing consumer satisfaction and engagement. We believe that consumers, healthcare providers, pharmacy benefit managers, or PBMs, pharmacies, pharmaceutical manufacturers and telehealth providers all win with GoodRx. Our partnerships across the healthcare ecosystem, scale and strong consumer brand create a deep competitive moat that is reinforced by our proprietary technology platform, which processes over 150 billion pricing data points every day and integrates that data into an interface that is convenient and easy to use for consumers.

Our success is demonstrated by our 4.4 million Monthly Active Consumers for the second quarter of 2020, the 15 million Monthly Visitors for the second quarter of 2020, the approximately $20 billion of cumulative consumer savings generated for GoodRx consumers through June 30, 2020 and our consumer and healthcare professional NPS scores of 90 and 86, respectively, as of February 2020. On average, we have been the most downloaded medical app on the Apple App Store and Google Play App Store for the last three years. Our GoodRx app had a rating of 4.8 out of 5.0 stars in the Apple App Store and 4.7 out of 5.0 stars in the Google Play App Store, with over 700,000 combined reviews as of June 30, 2020. In both app stores, our HeyDoctor app had a rating of 5.0 out of 5.0 stars, with over 8,000 combined reviews as of June 30, 2020.

We believe our financial results reflect the significant market demand for our offerings and the value that we provide to the broader healthcare ecosystem. The GMV generated by our prescription offering, which accounts for the vast majority of our revenue, was $2.5 billion in 2019. Our revenue has grown at a CAGR of 57% since 2016, and reached $388 million in 2019, up from $250 million in 2018. Our net income was $66 million in 2019, up from $44 million in 2018, and our Adjusted EBITDA was $160 million in 2019, up from $128 million in 2018. Our revenue grew 48% in the first half of 2020 to $257 million, up from $173 million in the first half of 2019. Our net income was $55 million in the first half of 2020, up from $31 million in the first half of 2019, and our Adjusted EBITDA was $101 million in the first half of 2020, up from $75 million in the first half of 2019. Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of these measures, please see “Prospectus Summary—Summary Consolidated Financial and Operating Data—Key Financial and Operating Metrics—Non-GAAP Financial Measures.”

Industry Challenges

The total estimated spending in the U.S. healthcare market is projected to reach $4.0 trillion in 2020, and the market is expected to grow to $6.2 trillion by 2028, according to the Centers for Medicare & Medicaid Services, or CMS. Despite it being one of the largest sectors of the U.S. economy, the U.S. healthcare market remains opaque and highly fragmented for consumers. Even simple healthcare transactions, such as finding a doctor or filling a prescription at an affordable price, are difficult. This can lead to confusion, inefficiency and unneeded additional costs for consumers and the healthcare system. Every year, approximately 140 million Americans fill nearly 5.8 billion 30-day equivalent prescriptions, according to the Centers for Disease Control and Prevention and a 2019 IQVIA Institute report. The pharmacy is the de-facto “front door” to American healthcare, with frequent consumer interaction and engagement. We estimate that the average consumer visits a pharmacy multiple times per month, compared to less than three visits per year to physicians, according to the Centers for Disease Control and Prevention. However, finding affordable prices for prescriptions is complicated by a lack of price transparency, a confusing reimbursement and insurance landscape and a fragmented marketplace in which the list prices for the same medication can vary more than 100 times across pharmacies. Similarly, people who need to see healthcare professionals can face the same lack of price transparency, as well as exceedingly long wait times to access the care that they need.

We believe that these challenges are driven in part by a lack of consumer-focused solutions that enable consumers to easily search, discover and access the product or service that they need at an affordable price.

Technology similar to that which has been deployed to help consumers buy airline tickets, rent homes or hail cars can also be utilized in the highly complex healthcare market to make healthcare affordable, accessible and efficient. Consumer-focused technology solutions are even more essential in healthcare than in other industries given that the stakes involve peoples’ health and lives.

The challenges that healthcare consumers face have been increasing for decades, while the solutions to combat these issues have remained largely absent:

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Lack of Consumer-Focused Solutions: Health is the most essential aspect of peoples’ lives. However, healthcare has remained largely unaffected by many of the market and technology-driven forces that have improved many other facets of life. According to a 2019 CBS News poll, 76% of Americans believed the U.S. healthcare system either needed fundamental changes or to be completely rebuilt. Technology-driven platforms have empowered consumers with ease of access and price transparency across many other industry verticals. As a result, consumers now demand what they want, when they want it, and how they want it—all at a value that makes sense to them. Traditional healthcare companies have been slow to adapt to these demands, disconnecting those businesses from the needs of healthcare consumers. We believe that an increase in access to information, price transparency and ease of use can benefit healthcare consumers, just as it has helped consumers purchase goods and services in other industries.

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Lack of Affordability: Americans spent twice as much per capita on healthcare compared to citizens from other OECD countries in 2018; however, the United States has one of the lowest quality of care rankings among these countries. Healthcare is so unaffordable that medical problems contributed to approximately 66% of all personal bankruptcies in the United States between 2013 and 2016 according to a study published in the American Journal of Public Health, and approximately 64% of Americans risked their health by avoiding or delaying medical care due to the anticipated expenses in 2017 according to a 2018 survey by 20|20 Research and CarePayment. According to the Bureau of Labor Statistics Consumer Expenditures Survey, the average American household spent approximately $5,000 on healthcare in 2018. It is estimated that 20% to 30% of prescriptions written are not filled, with cost being among the leading reasons. The related medication non-adherence is estimated to result in a patient death every four minutes in the United States according to a report in the American Journal of Health-System Pharmacy, and can cost up to $300 billion per year in incremental healthcare expenses according to an article in the New England Journal of Medicine. Furthermore, insurance companies and employers in the United States have shifted an increasing amount of the financial burden of healthcare onto their members and employees through higher deductibles and increasing co-pays and co-insurance. According to a Kaiser Family Foundation report, the average annual deductible among covered employees in the United States rose by 36% to $1,655 from 2014 to 2019, and new enrollments in high deductible health plans, or HDHPs, have grown at a CAGR of 14% for the past decade. That report also showed that 30% of employees were enrolled in HDHPs in 2019, compared to only 8% in 2009.

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Lack of Transparency: The healthcare system is highly complex and fragmented. Price variability for prescription medication and other healthcare services can be significant. Unlike almost every other industry, healthcare consumers are faced with a lack of transparency and have a limited ability to compare prices for prescription medication or the cost of care across providers. Based on a July 2020 survey we commissioned from Lab42 Research LLC, we estimate that 70% of consumers do not know that the price of a prescription can vary widely across pharmacies. We believe that many consumers are not aware of tools that are available to help them save money. Our data shows that list prices for the same medication can, in some instances, vary by more than 100 times. Similarly, common healthcare services and surgical procedures can vary greatly in price, with differences of up to 39 times within similar geographies for the same service or procedure, according to a Health Care Cost Institute study. This can lead to consumer frustration, unnecessary cost, and in many cases, failure to adhere to a medication, undergo a treatment or get a medical test.

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Lack of Access to Care: Consumers face challenges gaining access to affordable, timely and quality care. In 2014, an estimated 62 million Americans had no, or inadequate, access to primary care due to physician shortages according to the National Association of Community Health Centers. Just seeing a physician can be difficult – the average wait time for a new patient appointment in 15 large metropolitan markets in the United States was 24 days in 2017, and may extend up to 56 days in mid-sized markets, according to a Merritt Hawkins survey. According to a 2019 publication in the Journal of the American Medical Association, roughly one-quarter of adults in the United States did not have a primary care physician in 2015. The lack of access to this care limits the ability of many consumers to quickly and effectively address relatively basic needs, such as obtaining medication for high blood pressure or diagnosing an infection. Failure to receive early diagnosis and treatment often leads to more severe illness and can require more costly medical treatment in the future.

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Lack of Resources for Healthcare Professionals: Physicians and other healthcare professionals know that their patients increasingly expect to have a conversation regarding the cost of their treatment or medications, but they tend to have limited access to current information regarding the out-of-pocket financial burden of prescriptions or treatment, and are typically unaware as to whether the patient will be able to afford the prescribed medication or treatment.

Our Market Opportunity

A paradigm shift is occurring in healthcare as consumers are both increasingly informed and cost-conscious. According to the 2019 Alegeus Healthcare Consumerism Index, 70% of consumers are very focused on getting the best value for their money. We believe that allowing people to transact using more information than ever before will help Americans consume healthcare more efficiently. This can be accomplished by providing a healthcare platform that allows consumers to search a broad range of choices and offerings, discover what is best for them, transact based on their preferences, and receive the best price while doing so.

We believe this market opportunity is substantial and estimate the total addressable market, or TAM, for our current solutions to be approximately $800 billion. This includes a $524 billion prescription opportunity, inclusive of prescriptions that are written but not filled, a $30 billion pharmaceutical manufacturer solutions opportunity and a $250 billion telehealth opportunity.

$524Bn Opportunity on Unfilled Prescriptions ($164Bn) Current Prescription Medication TAM ($360Bn) Prescriptions $30Bn Pharmaceutical Manufacturer Solutions $250Bn Telehealth ~$800Bn Total

Prescription Opportunity

It is estimated that approximately 5.8 billion 30-day equivalent prescriptions are dispensed in the United States each year. We started our business with a focus on the U.S. prescriptions market, which is expected to reach approximately $360 billion in 2020 and is projected to grow 5.7% per year through 2028 according to CMS. This market does not include the value of prescriptions that are written but not filled, partly due to the cost to the consumer, and which we estimate to be up to $164 billion. Approximately 90% of the total prescription volume and 26% of prescription spending in the United States was for generic forms of medication in 2018, with the remainder being brand medications, or medications on patent, according to a report by the IQVIA Institute. Similar to the total prescription volume in the United States, the vast majority of the utilization of our platform relates to generic medications. We also enable consumers to save on brand medications. We believe that the prices available through our platform are highly competitive, for both insured and uninsured consumers, and our platform enables consumers to save on prescription medications regardless of whether the consumer is insured or not. The majority of our consumers are insured and, based on a survey that we conducted in July 2020, approximately 36%, 34%, 26% and 4% of our consumers had commercial insurance, Medicare, no insurance and Medicaid, respectively. The results of this July 2020 survey are consistent with our historical surveys. We believe we can drive significant growth in our prescription opportunity through our ability to continue to provide attractive prescription pricing to consumers.

Pharmaceutical Manufacturer Solutions Opportunity

Approximately 20% of the searches on our platform are for brand medications. Brand medications tend to be expensive, and insurance coverage is complicated and may be restrictive. Pharmaceutical manufacturers provide affordability solutions, such as co-pay cards, patient assistance programs and other savings options, so that consumers can access their medications. We partner with pharmaceutical manufacturers to advertise and integrate these affordability solutions into our platform. We earn fees from the pharmaceutical manufacturers, largely from their advertising and market access budgets. Pharmaceutical manufacturers spent approximately $30 billion in 2016 on medical marketing and advertising in the United States alone, according to an article published in the Journal of the American Medical Association in 2019. This amount does not include other areas that our pharmaceutical manufacturer solutions address, such as the $13 billion of price reductions provided by pharmaceutical manufacturers to U.S. consumers in 2018 or other separate spending by pharmaceutical manufacturers on market access, which we believe further increases the estimate of our TAM. Revenue from our pharmaceutical manufacturer solutions offering has more than quadrupled in the first half of 2020, compared to the same period in 2019, and we expect to continue to grow this offering through further engagement with pharmaceutical manufacturers. We believe this offering can deliver incremental margin as we deploy these solutions across our existing base of consumers and visitors.

Telehealth Opportunity

The telehealth market is a natural expansion of our platform. There are 800 million annual physician visits in the United States and an estimated $1.25 trillion will be spent on outpatient office and home health visits in 2020, of which an estimated $250 billion can be addressed via telehealth, according to a report by McKinsey & Company. There is a growing consumer preference for on-demand services, which is rapidly changing how healthcare services are delivered. The COVID-19 pandemic has further accelerated the utilization of telehealth among consumers. According to a McKinsey & Company report, only 11% of consumers used telehealth services in 2019, whereas 46% of consumers used telehealth to replace cancelled healthcare visits in April 2020. Further, the report stated 76% of consumers indicated they are now interested in using telehealth going forward. We believe that the addition of telehealth to our platform will increase consumer engagement and improve outcomes. Our data suggests that approximately 20% of consumers who search for medication on GoodRx do not have a prescription at the time of their search. Through HeyDoctor and the GoodRx Telehealth Marketplace, we can provide these and other consumers with a convenient and affordable way to receive a diagnosis and a prescription online, when medically appropriate, and we believe our telehealth offerings will enhance the accessibility of our prescription offering for these consumers. Our telehealth offerings have grown significantly since launch, and an average of more than 1,000 consumers per day completed online visits using HeyDoctor in the second quarter of 2020, driven in part by the impact of COVID-19. Additionally, since launching the GoodRx Telehealth Marketplace in March 2020, approximately one million consumers have visited the marketplace and more than 200,000 medical visits and lab tests have been initiated. We expect that the recent launch of our service that allows HeyDoctor consumers to opt in to use our prescription offering for their prescriptions, and the launch of HeyDoctor’s mail order service, where prescriptions are processed by a third-party partner and consumers receive their medication by mail, will increase the number of consumers who use our platform to fill their prescriptions. We have also partnered with some of the telehealth providers in the GoodRx Telehealth Marketplace to enable consumers to opt in to use our prescription offering for their prescription needs after they complete their online visit. The introduction of these integrated solutions and the addition of mail order provides our consumers with additional value and convenience in their healthcare journey, and adds monetization opportunities for us after consumers visit a healthcare professional online.

Our Value Proposition

GoodRx was founded to provide consumers with solutions to the complexity, affordability and transparency challenges American healthcare presents. These challenges can reduce medication adherence and can have severe, broad-ranging impacts on both the health and financial well-being of Americans. Our platform helps to improve the lives of individuals by providing them with easy access to affordable healthcare. In addition to reducing the costs of healthcare for consumers, we believe that our platform can drive greater medication adherence, faster treatment and better patient outcomes, all of which can create a healthier, happier population.

We positively impact many key stakeholders in the healthcare ecosystem. Benefits to participants in the broader healthcare ecosystem include: achieving better outcomes by increasing medical adherence; providing timely access to preventative care to reduce the strain on hospitals and emergency departments; increasing access to affordable prescriptions that otherwise may not have been filled; and enhancing consumer satisfaction. We believe that consumers, healthcare providers, PBMs, pharmacies, pharmaceutical manufacturers and telehealth providers all win with GoodRx. This, in turn, can drive beneficial and self-reinforcing network effects.

Our value proposition by stakeholder is described below:

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Consumers: Our platform provides consumers with a variety of mobile-first offerings designed to make their access to healthcare simple and more affordable. We help people fill prescriptions that they may otherwise not have filled due to cost, and enable them to access treatments through telehealth that they may otherwise have delayed due to long wait times for in-person visits. These solutions increase medication adherence, reduce strain on hospital emergency departments and physicians, and improve health outcomes. For example, our research suggests that when consumers use our prescription offering, they are 50-70% more likely to afford and fill a prescription and thus follow through with their prescribed treatment plan. The value that consumers ascribe to our platform is demonstrated by our high NPS of 90 according to a survey that we conducted in February 2020, which exceeds that of many other well-regarded consumer-centric brands.

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Our prescription offering provides curated, geographically relevant price comparisons and negotiated prices on prescriptions that have generated an estimated $20 billion of cumulative savings to our consumers through June 30, 2020. Our negotiated prices for prescriptions are often cheaper than insurance co-pays and, in a survey that we conducted in July 2020, approximately 74% of respondents reported that they were insured. Access to discounted prices is free for consumers through our platform.

•	Our subscription offerings provide consumers and their families with access to even lower prescription prices on select medications in select pharmacies for a monthly or annual subscription fee.

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Our pharmaceutical manufacturer solutions offering provides advertising and integrated consumer affordability solutions to pharmaceutical manufacturers with the goal of improving access to and affordability of brand medications for consumers.

•	Our telehealth offerings provide access to online doctor visits, lab test providers and a marketplace of recommended third-party telehealth providers for over 150 medical conditions.

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Our platform provides educational resources to help inform consumers about their healthcare. We provide consumers with expert medication information, as well as pricing and coverage information made possible through our robust data sources and staff of experienced researchers.

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Healthcare Professionals: Physicians and other healthcare professionals are motivated to help patients, and, increasingly, are judged by patient outcomes. We help these healthcare professionals improve patient outcomes by encouraging medication adherence and providing a consumer-friendly service. Based on a survey that we conducted in February 2020, approximately 17% of our website visitors are healthcare professionals. Our NPS score among healthcare professionals who use our platform was 86 as of February 2020, and over 2 million prescribers have a patient who has used GoodRx. We are able to integrate our pricing information and GoodRx codes directly into EHR systems, enabling healthcare professionals to provide prices from our platform directly to their patients at the point of prescribing, including via EHR-sent text messages and emails. We help physicians engage with patients both directly through HeyDoctor and indirectly by providing healthcare professionals who engage in telehealth the ability to list their services on our GoodRx Telehealth Marketplace

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Healthcare Companies: PBMs, pharmacies, pharmaceutical manufacturers and telehealth providers use our platform to reach and provide affordability solutions to consumers. We play a valuable role within the healthcare ecosystem by aggregating, normalizing, and presenting information from all of these constituents on a single platform for the consumer. Through the deep relationships that we have developed with these stakeholders over many years, we are able to continually improve our offerings and achieve better pricing outcomes for consumers.

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Pharmacy Benefit Managers: PBMs aggregate consumer demand to negotiate prescription medication prices with pharmacies and manufacturers. PBMs aggregate most of their demand through relationships with insurance companies and employers. However, nearly all PBMs also have consumer direct or cash network pricing that they negotiate with pharmacies for consumers who choose to purchase prescriptions outside of insurance. We provide a platform through which PBMs can drive incremental volume to these networks by offering their discounted prices to our consumers. We expand the market for PBMs by increasing their cash network transaction volumes and by adding new consumers to the overall prescriptions market, many of whom, both insured and uninsured, would otherwise not fill their prescriptions because of high deductibles or prices. For many of our PBM partners, we are their only significant direct-to-consumer channel. To date, we have retained all of our PBM partners, which highlights the strength of our relationships alongside the value we deliver.

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Pharmacies: With GoodRx, pharmacies can reduce ‘walk away’ patients and prescriptions abandoned at the counter due to high cost, and can also increase overall sales through additional foot-traffic. It is estimated that 20% to 30% of prescriptions written are not filled, with cost being among the leading reasons. A survey that we commissioned from Lab42 Research LLC in July 2020 found that 51% of consumers picking up a prescription usually also purchase a secondary non-pharmacy item, with more than half of those consumers reporting that they spent between $11-$30 additional dollars. We work with pharmacies on integrated technology and marketing programs to help them attract pharmacy customers. For example, we partner with Kroger, the fourth largest retail pharmacy in the United States, to provide a tailored co-branded subscription product, Kroger Rx Savings Club powered by GoodRx. We work closely with pharmacies to ensure that pharmacists are educated on how to use our apps and websites, and know how to apply

GoodRx codes at the point of sale. Consumers can use GoodRx at over 70,000 pharmacies, nearly every retail pharmacy in the United States.

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Pharmaceutical Manufacturers: Brand medications tend to be more expensive than generics, and insurance coverage is complicated. GoodRx works with pharmaceutical manufacturers to advertise, integrate and enhance consumer awareness and uptake of their various savings solutions for brand medications, increasing the likelihood that a consumer will start or continue to take their prescribed medication.

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Telehealth Providers: In addition to operating our own telehealth provider, HeyDoctor, we partner with select telehealth providers through our GoodRx Telehealth Marketplace. We display their prices and services on the marketplace section of our apps and websites, driving incremental traffic for them.

How Our Business Works

Prescription Offering

Over the past nine years, we have built a vast network of relationships, contracts and integrations with key stakeholders in the healthcare industry. Our proprietary technology enables us to aggregate over 150 billion prescription pricing data points every day from sources spanning the healthcare industry. We structure and normalize the presentation of the data to give consumers curated, geographically relevant pricing information that is accessible through our apps or websites for free. By normalize, we refer to a process of taking the various different pricing methodologies and medication lists from each of our sources, and homogenizing the presentation of this data so that prices are directly comparable. Consumers can choose the lowest price from a selection of nearby pharmacies, save a GoodRx code to their mobile device for free and present that code at their pharmacy to access that low price. In 2019 and in the first half of 2020, we provided consumers with an average discount to the list price of more than 70%. The typical consumer savings process can be summed up in three easy steps:

Search by Prescription	Price Discovery	Present GoodRx at Pharmacy for Discounted Price

Search By Prescription	Price Discovery	Present GoodRx At Pharmacy For Discounted Price

Once a consumer has used a GoodRx code from our platform to purchase a prescription, that code is recorded in the pharmacy’s database and the consumer is not required to present their GoodRx code again for subsequent prescription refills, or, in many cases, for additional prescriptions that the consumer purchases at that pharmacy. We earn revenue upon the initial usage of the GoodRx code when the consumer realizes savings compared to the list price at the pharmacy, and we continue to earn revenue when the consumer returns to the pharmacy for refills and new prescriptions. This results in high and increasing repeat activity, which refers to the second and later use of our discounted prices by a single GoodRx consumer, on our platform. Since 2016, over 80% of transactions for our prescription offering have come from repeat activity. We track prices and update our database on a daily basis, which helps ensure that consumers have access to accurate prescription pricing.

Our pricing sources span the healthcare industry and include PBMs, pharmacies, pharmaceutical manufacturers, patient assistance programs, and others, making it difficult to replicate the data we possess and share with consumers. We believe it is important to work with as many of the key stakeholders of the healthcare industry as possible in order to increase the affordability options for our consumers. Our broad set of long-term relationships across the industry, combined with our proprietary platform, allows us to present highly competitive prices to consumers.

PBMs are the most common source of pricing information and are the source of the majority of our revenue from prescriptions. Our proprietary technology enables us to combine prices from multiple PBMs and other industry sources and display it on a single consumer interface. We believe that we maintain the largest database of aggregated pricing information across PBMs in the United States. When a transaction occurs in which one of our consumers fills a prescription and saves compared to the list price using a GoodRx code, the PBM receives a portion of the price that the consumer paid. We receive a percentage of this amount or a fixed payment from the PBM as compensation for directing the consumer to that PBM’s pricing and the pharmacy.

As we help more consumers save money on their medications and drive additional traffic through various PBMs, we increase our scale, which over time leads to lower prices for our consumers. We have steadily increased the number of PBMs with which we work over time. To date, a PBM has never terminated a relationship with us. Even if a contract with a PBM were to be terminated, many of our contracts require the PBM to continue to pay us for activity by consumers originally directed to their pricing by us, even subsequent to the contract termination. The ongoing payment obligation can continue for so long as the underlying PBM-specific pricing is used, or for certain partners, for a specified multi-year period, depending on the terms of our contract with the PBM. Throughout our history, we have been able to help our consumers realize increased savings. PBM mix and relative share on our platform has varied over time as we have added new PBMs and as certain PBMs have delivered more or less favorable pricing relative to other PBMs. Even as the mix has changed, we have continued to grow and deliver a strong value proposition to our consumers. We believe that our sources of pricing are sufficiently broad and robust that the loss of any one PBM or other healthcare partner would generally result in minimal disruption in our ability to provide competitive discounts and pricing. Although the majority of our pricing information comes from PBMs, we also collect pricing data points from other sources in order to help save our consumers as much money as possible. These other sources include:

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Pharmacies: We collect pharmacy savings program data and pharmacy list prices. Pharmacy savings programs are pharmacy-led programs that offer consumers lower prices on select prescription medications, typically in exchange for a membership fee.

•	Mail Order Pharmacies: Similar to traditional brick and mortar retail pharmacies, we partner with a number of mail order pharmacies to display their prices.

•	Pharmaceutical Manufacturers: We work with pharmaceutical manufacturers to show manufacturer savings programs.

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Patient Assistance Programs: We aggregate patient assistance programs for brand and specialty medications. Patient assistance programs are typically run by charities and foundations, which are commonly associated with pharmaceutical manufacturers, to reduce the cost of brand and specialty medications to those in need.

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Medicare: We access Medicare prices from CMS. We use this data to help consumers find their co-pay amounts based on their medication, plan and stage of coverage if they used the benefits under their Medicare prescription drug plans.

Subscription Offerings

Our subscription offerings are a natural extension of our successful prescription offering. We leverage our relationships across the healthcare ecosystem and our product expertise to provide subscribers with even greater savings and convenience at select pharmacies. We launched our first subscription offering, Gold, in 2017, and added a second offering, Kroger Savings, in 2018.

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GoodRx Gold: We offer a subscription savings program whereby subscribers pay a monthly fee of $5.99 for individuals or $9.99 for families of up to five, for access to even lower prices in select participating pharmacies. Over 1,000 prescriptions are available for under $10 with Gold, with savings of up to 90% off standard list prices. We have also recently added a mail order feature to the GoodRx Gold plan, which provides Gold subscribers with additional value and convenience, with no additional subscription cost.

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Kroger Rx Savings Club powered by GoodRx: We partner with Kroger, the fourth largest retail pharmacy in the United States, to offer a tailored subscription product to Kroger consumers for an annual fee of $36 for individuals or $72 for families of up to six. Subscribers access lower prescription prices at Kroger pharmacies, including over 100 common generic medications for free, $3.00, or $6.00 price points, and savings on more than 1,000 other generic medications. We manage key aspects of the program, including subscriber registration, consumer billing, transaction processing and marketing. Subscribers pay an annual fee, a portion of which we share with Kroger.

Our subscription offerings are designed to be easy to use and provide subscribers with added benefits and features, such as refill reminders, price alerts and other notifications. The typical Gold subscriber savings process is set out below:

GoodRx Gold Provides Additional Savings	Individual and Family Plans Available	Membership Details

GoodRx Gold Providers Additional Savings	Individual And Family Plans Available	Membership Details

GoodRx Gold Configurations Help Maximize Consumer Outcomes	Consumer Is Able To Search For All Locations That Partner With GoodRx Gold	Consumer Is Provided With Low Available Prices At Nearest Pharmacies

GoodRx Gold Configurations Help Maximize Consumer Outcomes	Consumer Is Able To Search For All Locations That Partner With GoodRx Gold	Consumer Is Provided With Low Available Prices At Nearest Pharmacies

We have significantly increased the number of subscribers who use our subscription offerings. The number of subscribers as of June 30, 2020 was 15 times higher than as of December 31, 2018. Based on our data for the cohort of consumers who started using our subscription offerings between July 2018 and June 2019, we estimate that consumers of our subscription offerings have a first year contribution of approximately two times that of consumers of our prescription offering, which we expect will result in a substantially higher lifetime value for these consumers. First year contribution represents the cumulative revenue generated by consumers in the first year after they became consumers of our subscription offerings, less our estimated cost of revenue attributable to such revenue.

Pharmaceutical Manufacturer Solutions Offering

Approximately 20% of the searches on our platform are for brand medications. Brand medications tend to be expensive, and insurance coverage is complicated and may be restrictive. As a result, many consumers are not able to access or afford these medications.

Pharmaceutical manufacturers provide affordability solutions such as co-pay cards, patient assistance programs, and other savings options so that consumers can access their medications. We partner with pharmaceutical manufacturers to advertise and integrate these affordability solutions into our platform. For example, a consumer searching for a brand medication on our platform can select their insurance status and related criteria so that we can automatically determine their eligibility for specific manufacturer savings solutions, and route them to the best option. The following illustrates how a typical consumer can do this in four easy steps:

Search By Brand Prescription	Check For Eligibility	Select How You Pay For Your Brand Prescription	Confirm Eligibility And Start Saving

In addition, the patient can sign up for ongoing savings alerts related to that medication. We believe our trusted brand, large volume of high intent consumers and easy-to-use interface make our platform highly attractive to pharmaceutical manufacturers. These solutions generally increase the likelihood that consumers will start or continue their prescribed medication.

Our pharmaceutical manufacturer solutions offering delivers a product that both increases overall consumer satisfaction and drives incremental consumer lifetime value at a low incremental cost to us. Revenue from our pharmaceutical manufacturer solutions offering has more than quadrupled in the first half of 2020, compared to the same period in 2019, and we expect to continue to grow this offering through further engagement with pharmaceutical manufacturers. We believe this offering can deliver incremental margin as we deploy these solutions across our existing base of consumers and visitors.

Telehealth Offerings

We have built a telehealth platform that is designed to meet the needs of our consumers who seek rapid and affordable access to quality care. Our two-pronged approach includes our own telehealth provider, HeyDoctor, as well as our GoodRx Telehealth Marketplace, which is a marketplace designed to bring third party providers to our ecosystem so that we can provide consumers with a breadth of services in a single platform.

We launched our telehealth offerings in 2019 with the acquisition of HeyDoctor. We have in-house healthcare providers through our affiliated professional entities and contracts with a network of on-demand physicians who operate on our purpose-built EHR. Our EHR includes messaging, video chat and electronic prescriptions, and integrates with our prescription offering. We offer telehealth visits to provide consumers with quick, easy and affordable access to healthcare, covering 23 conditions across 50 states, with many visits starting at $20, which are offered to patients on a cash-pay basis outside of insurance.

Our data suggests that approximately 20% of consumers who search for medication on GoodRx do not have a prescription at the time of their search. Through HeyDoctor, we provide consumers with a convenient and affordable way to receive a diagnosis and a prescription online, when medically appropriate. Once they complete their online visit, consumers are able to choose to fill their prescriptions, should they receive one, at retail locations using a GoodRx code, or via mail order through a third-party partner. Our expansion into telehealth has unlocked additional growth opportunities through access to the approximately 62 million Americans with no or inadequate access to primary care physicians. An example of the HeyDoctor consumer journey is set out below:

HeyDoctor Landing Page	Complete Intake Interview	Photos / Identification	Initiate Video Chat With Healthcare Professional

Videoconference In Progress	Choose Between Mail Order And Retail Pharmacy	Price Discovery Interface For Prescribed Medication	Choose Pharmacy And Pick Up Medication

High Cholesterol Medication Landing Page Intake Interview Photos / Identification Initiate Video Chat with Healthcare Professional Videoconference in Progress Choice Between Mail Order And Fulfillments In-person Price Discovery Interface For Prescribed Medication Choosing A Pharmacy And Realizing Savings On Medication

In March 2020, we launched our GoodRx Telehealth Marketplace, an online marketplace for individuals to access third-party providers of telehealth and lab tests. Our GoodRx Telehealth Marketplace added additional services, conditions, and geographies to our online telehealth offerings, and also provides alternative providers for the conditions and geographies already covered by HeyDoctor, providing consumers with additional options to choose from. The GoodRx Telehealth Marketplace allows consumers to search for treatment for over 150 conditions across all 50 states, and displays results with information that helps consumers compare services, review prescription delivery options, and receive pricing information. Our marketplace also presents similar information for lab tests, allowing consumers to search for providers by lab test type. Current services range from screenings and diagnosis to treatment plans and prescriptions, covering medical issues such as birth control, acne, urinary tract infections, COVID-19, cold and flu. We earn fees for directing traffic to these third-party telehealth providers in our marketplace.

GoodRx’s Telehealth Marketplace Enables Consumers To Easily Search For Their Healthcare Needs	Healthcare Professional Visits Available For 150 Different Health Conditions	Marketplace Provides Overviews, Pricing And Access To Relevant Treatments Across 50 States	Lab Tests Also Available For Wide Range Of Health Issues

GoodRx's Telehealth Marketplace Enables Consumers To Easily Search For Their Healthcare Needs Doctor Visits Available for 150 Different Health Issues Marketplace Provides Overviews, Pricing And Access To Relevant Treatments Across 50 States Lab Tests Also Available for Wide Range of Heatlh Issues

Together with HeyDoctor, the GoodRx Telehealth Marketplace provides a set of integrated solutions that simplifies the consumer healthcare journey and offers quick, easy and affordable access to treatment. From the comfort of their own homes, consumers can use our services to complete an online visit with a doctor and get a prescription, all within minutes. An average of more than 1,000 consumers per day completed online visits using HeyDoctor in the second quarter of 2020. Additionally, since launching the GoodRx Telehealth Marketplace in March 2020, approximately one million consumers have visited the marketplace and more than 200,000 medical visits and lab tests have been initiated. In March 2020, we also launched an integrated service that allows HeyDoctor consumers to opt in to use our prescription offering for their prescription needs after they complete their online visit. Since launch, we have already seen more than 10% of HeyDoctor consumers utilize this feature to fill prescriptions using a GoodRx code at pharmacies. As awareness of our offerings grows, we expect this percentage to increase. In addition, we expect that the recent launch of HeyDoctor’s mail order service, which is processed by a third-party partner, will further increase the number of consumers who use our platform to fill their prescriptions after completing an online visit. We have also partnered with some of the telehealth providers in the GoodRx Telehealth Marketplace to enable consumers to opt in to use our prescription offering for their prescription needs after they complete their online visit. The introduction of these integrated solutions and the addition of mail order provides our consumers with additional value and convenience in their healthcare journey, and adds monetization opportunities for us after consumers visit a healthcare professional online.

We attract consumers to our apps and websites through several entry points:

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Example Entry Point A – Word of Mouth: We benefit from strong word of mouth referrals, helping drive significant organic traffic to our apps and websites. A consumer may be attracted to our platform after speaking to a family member or a friend who has used one of our offerings and saved money.

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Example Entry Point B – Physician: A consumer sees their physician to have their blood pressure checked. The physician establishes that the patient’s blood pressure is excessive, and determines based on the patient’s history that medication is required. The patient is concerned about the price of the medication, and the physician looks up the price for that patient in their EHR, which has GoodRx pricing integrated into it. The physician then shares the GoodRx code with their patient via text or email, which the patient then shows to the pharmacist when they pick up the medication.

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Example Entry Point C – HeyDoctor Telehealth Consultation: A consumer needs to see a physician, but their primary care provider says that the next available appointment is in 30 days. The consumer searches online for quick ways to see a doctor and finds HeyDoctor. Within 40 minutes, the consumer has completed a consultation with a HeyDoctor physician and has been booked for a lab test with one of HeyDoctor’s lab partners that afternoon. The HeyDoctor physician confirms that the lab results warrant a prescription medication. The consumer is offered a choice of HeyDoctor’s mail order delivery service, which is processed by a third-party partner, or to fill the prescription at a local pharmacy, where the patient can use a GoodRx code to achieve savings.

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Example Entry Point D – GoodRx Marketing: A consumer sees a GoodRx online ad or TV commercial and visits our app to see if we can save them money on their prescription. The consumer uses GoodRx to find the lowest price available at a nearby pharmacy. In order to access this discounted price, they save a GoodRx code for their selected prescription to their mobile device and present it at the chosen pharmacy. After several refills, the GoodRx app prompts the consumer to try our subscription product, Gold, where for a monthly fee they can access an even lower price for their selected prescription and thousands of other medications.

What Sets Us Apart

We are a market leader with a significant scale and brand advantage over our competitors. Our growth accelerates self-reinforcing network effects that further strengthen our competitive position. Our competitive strengths consist of:

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Leading Platform: We believe that we are the largest platform that aggregates pricing for prescriptions. Our proprietary platform enables us to collect and normalize over 150 billion prescription pricing data points every day from sources spanning the healthcare industry, including PBMs, pharmacies, pharmaceutical manufacturers, assistance programs, Medicare prescription drug plans (Part D) and others. Our negotiated prices are accepted at over 70,000 pharmacies nationwide, nearly all retail pharmacies. We continually strive to increase the size and accuracy of our prescription pricing database.

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Trusted Brand: We have built a trusted brand based on nearly a decade of consumer-focused product development. We strive to be with the consumer throughout their healthcare journey. We are guided by the principle of doing well for consumers and the healthcare industry as a whole, which we believe helps us build trust, engagement and brand loyalty. In fact, we show many prices on our platform for which we make no money, but we show them because they may be the best option for the consumer. Our patient advocacy team (what others may call customer service) had a customer satisfaction score of 99% as of April 2020 based on our consumer surveys. Our brand is also recognized and trusted by healthcare providers who often encourage the use of GoodRx by their patients. Based on a July 2020 survey we commissioned from Lab42 Research LLC, 68% of healthcare providers surveyed have recommended GoodRx to patients. Over 2 million prescribers have a patient who has used our platform, based on our internal data. Our NPS among healthcare professionals who use our platform was 86 as of February 2020. Our GoodRx app had a rating of 4.8 out of 5.0 stars in the Apple App Store and 4.7 out of 5.0 stars in the Google Play App Store, with over 700,000 combined reviews as of June 30, 2020. In both app stores, our HeyDoctor app had a rating of 5.0 out of 5.0 stars, with over 8,000 combined reviews as of June 30, 2020.

•	Scaled and Growing Network: Our leading consumer-focused digital healthcare platform and brand have facilitated rapid growth in our consumer base, which has helped us achieve significant scale. For the second quarter of 2020, we had 4.4 million Monthly Active Consumers, and our GMV for 2019 was $2.5 billion. Our network extends to multiple PBMs and over 70,000 pharmacies where GoodRx codes can be used. As we have scaled our consumer base and healthcare partner networks, we have been able to increase the savings that we provide our consumers, in part by leveraging our growing consumer base to attract more partners and source better prices. Finally, our scale enables sophisticated data analytics that help us to continuously optimize our product, marketing and operations for the benefit of our consumers.

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Consumer-focus: We empower consumers with the tools and resources to navigate the complexity of the healthcare system. Our platform delivers a consumer-first experience that is convenient and is easy to use and understand. Consumers only have to provide the name of their medication, and we do the rest. Results are presented in an easy to understand format that is designed to streamline and simplify the decision-making process. We aggregate a broad set of access and affordability options for the consumer, commonly showing options that we do not monetize, but we display because it is what may be right for the consumer. Our telehealth platform offers a similarly streamlined consumer experience that promotes ease of use and understanding. To ensure the best possible experience for consumers, our patient advocacy team provides guidance and support for our products and services.

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Extensible Platform: The large number of highly engaged consumers who trust our brand and platform provide a strong foundation for the development of new products that extend across the healthcare market. We have demonstrated our ability to develop new products such as our subscription offerings and pharmaceutical manufacturer solutions offering, and integrate acquired companies such as HeyDoctor. We plan to continue to expand and improve our platform to achieve our mission. Our large base of existing consumers allows us to extend our platform into new offerings and generate incremental revenue and consumer lifetime value without significant additional customer acquisition costs.

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Cash Generative Monetization Model: We believe our business model has facilitated the rapid growth and expansion of our platform. We have been focused on capital efficiency and delivering on a cash generative monetization model since inception. We have a track record of generating cash flows, allowing us to reinvest in platform expansion and growth. In 2019, cash flows from operating activities was $83.3 million, and in the first half of 2020 cash flows from operating activities was $83.8 million.

Sales & Marketing

Consumers come to our platform organically and also through our sales and marketing initiatives. The GoodRx brand benefits from word-of-mouth recommendations to consumers from friends, healthcare professionals and pharmacists, as well as press coverage, which drives significant unpaid traffic to our apps and websites. For example, in 2019, our business, pricing and research was cited more than 1,800 times by major publications and newscasts, all unpaid placements.

In addition to organic consumer acquisition, our sales and marketing efforts are designed to bring new consumers onto our platform for the first time and to re-engage existing consumers. We acquire new consumers through a variety of channels.

•	Direct to Consumer Marketing

•	TV: We advertise both on traditional linear television as well as through digital streaming. We buy media through agencies and manage targeting through internal analytics and external partners.

•	Paid Search: We buy search advertising primarily through Google and Bing. We use both external vendors and internal analytics for bid optimization and channel strategy.

•	Other Digital: We execute display, paid social, and mobile advertising campaigns.

•	Marketing through Partners

•	Healthcare Professional Marketing: We market through healthcare professionals by providing in-office materials, enabling them to distribute information regarding our offerings to their patients. We have also built GoodRx Pro, an app designed specifically for healthcare professionals to facilitate electronic prescriptions. This app is integrated with our prescription offering to enable physicians to quickly find the form, dosage and quantity of medication that they intend to prescribe and seamlessly send pricing that is available on GoodRx to their patients. The GoodRx Pro app is available on the Apple App Store and Google Play App Store and has an average rating of 4.8 out of 5.0, with over 10,000 combined reviews as of June 30, 2020.

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EHRs: We work with several of the largest electronic health record providers, or EHRs, which integrate pricing from our platform into their prescribing workflows so that healthcare professionals can provide prices from our platform to their patients at the point of prescribing.

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Affiliates: We partner with a variety of organizations to distribute our discounts and solutions to a broader target audience. For example, we are the exclusive provider of prescription pricing to the American Automobile Association membership base.

•	Content Creation

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Essential Source of Consumer Healthcare Insights: Our market research and content creation teams seek to make GoodRx the essential consumer platform for relevant healthcare information, education and updates. Since 2017, media organizations and academic researchers have mentioned and discussed our business more than 4,500 times, and we are frequently cited as a resource for healthcare intelligence, medication pricing and prescribing trends. Consumers can come to our apps and websites and find information regarding insurance, medications, and common health topics, and we seek to offer resources that educate consumers as to these topics and our various offerings. Relevant healthcare content increases traffic to the GoodRx apps and websites, providing us with more opportunities to convert visitors to active consumers. Our GoodRx medication and condition editorial content had an average of over 2.5 million monthly visitors in the first half of 2020.

We believe that we still have significant opportunities to improve our unaided awareness, to build our brand, as well as to scale existing marketing channels, and unlock new ones.

We also deploy a variety of consumer retention tools on our platform. These include:

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Savings Information Retained in Pharmacy Database: When a consumer uses a GoodRx code, the code is saved to the consumer’s profile at the pharmacy. From then on, the discounted price typically applies to future refills and new prescriptions without the consumer having to re-present the GoodRx code.

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Consumer Lifecycle Management: We engage with consumers to provide them with value-added information that improves their experience using our platform. Types of engagement include savings alerts, medication information alerts, refill reminders and links to our other offerings such as telehealth visits when a prescription is about to expire.

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Consumer Support & Patient Advocacy: Consumers often need additional, higher-touch support to understand the cost and coverage options for their medication. We provide strong consumer support and patient advocacy services to help consumers understand how best to afford their medication. In April 2020, we accepted over 60,000 consumer calls, had an average wait time of less than 20 seconds and had a customer satisfaction score of 99% based on our consumer surveys. We use a combined insourced and outsourced model, and all consumer support professionals are located within the United States. Our team is trained to provide support to consumers related to consumers’ specific healthcare questions, such as insurance coverage for brand medication. We believe that our consumer support and patient advocacy team is an asset that we can leverage, specifically in supporting new areas of growth for our business by directing consumers to our new offerings.

Our Technology

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Proprietary Pricing Engine: Our price ingestion technology enables us to link with multiple sources spanning the healthcare industry. In addition, we have proprietary patented technology related to collecting and normalizing prices from multiple PBMs and presenting them using a single consumer interface.

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Constant Data Refresh: Displaying our prescription- and location-specific list of prices to each consumer in near real-time requires the rapid processing of a significant amount of data, the use of complex predictive models, and sophisticated software programming and design.

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Living Database: Since inception, our platform has processed over $8 billion of GMV, with $0.7 billion, $1.1 billion, $1.8 billion and $2.5 billion processed in 2016, 2017, 2018 and 2019, respectively. With every prescription filled, our dataset becomes more comprehensive and accurate. We use our proprietary algorithms to create actionable insights and continuously improve our consumer experience. Our database is central to the value that we provide to our consumers through accurate pricing and improved recommendations. We refer to our data as “living”, meaning that it is dynamic and continually being updated or refined.

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Artificial Intelligence / Machine Learning: Our engine is also able to learn from and react to changes in prescribing habits or to ensure that consumers are selecting the accurate dosing or form of a given medication. For example, our engine will automatically show the most common dose of a given medication. We also take into account pharmacy-level dispensing patterns that may impact the price of a medication, such as when two pharmacy locations that are part of the same pharmacy chain dispense the same medication, but source the medication from different manufacturers.

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Our Proprietary Telehealth EHR: We have built a proprietary EHR to support HeyDoctor. This EHR is used by physicians to conduct online patient visits, with built-in messaging and video capabilities, as well as the ability to send consumers electronic prescriptions, prescription pricing, and mail order options.

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Scalable: Our digital platform is cloud native, scalable and reliable. We leverage major third-party cloud and data service providers, such as Amazon Web Services and the Google Cloud Platform. We have built a modular system of services on top of this infrastructure.

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Secure: Trust is critical to our relationship with both our consumers and our partners and we take security and privacy very seriously. We implement security procedures and policies informed by various industry-standard frameworks such as NIST SP 800-53, ISO 27002, HIPAA and PCI DSS. Our operations are audited annually as part of a SOC2 audit, based on principles developed by the American Institute of Certified Public Accountants and we have obtained SOC2 certification with respect to our prescription offering and subscription offerings. In addition, our security is tested through our bug-bounty program. We continue to expand our team and solutions to address emerging risks and changes in the threat landscape.

Our Growth Strategy

The key elements of our growth strategy include:

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Continue to Attract New Consumers: We believe that we have a significant opportunity to serve all Americans. By growing awareness of our existing offerings and through the extension of our platform into many of the other areas of healthcare that lack price transparency and consumer empowerment, we believe that we can address an increasingly larger portion of the healthcare market in the United States, which is projected to reach $4.0 trillion in 2020.

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Continue to Facilitate Existing GoodRx Consumers’ Adoption of Multiple GoodRx Offerings: We aim to increase the number of our monetization channels used by our existing consumers. We believe that this will result in higher consumer satisfaction and be accretive to our consumer lifetime value and to our margins in the medium to long term, without significant additional consumer acquisition costs.

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Continue to Build the GoodRx Brand: We believe that there are significant opportunities to increase awareness and educate healthcare consumers regarding prescription pricing, as well as our platform and solutions. Based on a July 2020 survey we commissioned from Lab42 Research LLC, we estimate that 70% of consumers do not know that the price of a prescription can vary widely across pharmacies. We estimate that our unaided awareness, or the percentage of consumers that are aware of our platform and brand without being prompted, was approximately 17% as of May 2020. As we continue to invest in marketing, we anticipate that many of the consumers who do not fully understand prescription pricing, or that are not aware of tools such as our platform, will begin using our platform.

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Invest in Product Offerings: We plan to continue to invest in and scale our range of product offerings to better address the needs of consumers, provide them with better pricing, and improve their overall healthcare journey. We have a multi-prong approach for this strategy which includes:

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Subscription Offerings: The usage of Gold and Kroger Savings has increased significantly. We believe these offerings have higher lifetime value than our prescription transactions offering. We will continue to increase the value proposition for consumers by bundling various existing and new offerings in affordable and consumer-friendly subscription packages.

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Pharmaceutical Manufacturer Solutions Offering: We believe our trusted brand, large volume of high intent consumers and easy-to-use consumer experience make our offering highly attractive to pharmaceutical manufacturers. The solutions offered by pharmaceutical manufacturers on our platform can increase the likelihood that consumers will start to take or continue to take their prescribed medication. Our consumer base already desires access to this offering as demonstrated by the 20% of consumer searches that are targeted at brand medications, presenting an attractive opportunity to convert these searches into incremental revenue and consumer lifetime value at a low incremental cost to us. We plan to continue to expand the number of pharmaceutical manufacturers with which we work, as well as enhance our existing offerings and introduce new integrated technology solutions that will allow manufacturers to interact with our consumer base more effectively.

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Telehealth Offerings: We believe our telehealth offerings will become more integrated with, and will be a growth driver for, our other offerings, including our prescription offering and mail order prescriptions through a third-party provider. We plan to significantly invest in our telehealth offerings, as we see this as an opportunity to add another key consumer entry point into our platform.

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Future Expansion Opportunities: We believe there are many other areas of healthcare that could benefit from the transparency and accessibility provided by our platform. While we are currently focused on scaling our existing offerings, we see attractive opportunities to deploy our expertise in markets such as clinical trials, in person doctor visits and prescription delivery, among others. As we continue to grow our brand awareness and consumer base, selling additional products and services into our large acquired base will drive an attractive incremental margin opportunity.

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Pursue Strategic Partnerships and Acquisitions: We are a valuable partner to a variety of healthcare constituents. We have completed a number of strategic acquisitions in the last two years, including HeyDoctor in 2019 and Scriptcycle in 2020. As part of our business strategy, we will continue to pursue strategic opportunities, including commercial relationships and acquisitions, to strengthen our market position and enhance our capabilities.

Competition

Although we have built and scaled a differentiated consumer internet platform, we face a variety of types of competition. We believe that our primary barrier to adoption is awareness. Americans have historically not had to be active consumers of healthcare since benefit plans were more generous and open than they are today. Many consumers are not aware that prices for the same prescription vary between pharmacies or that there are competitive cash prices available that may be lower than insurance prices. Similarly, most consumers are not aware of the range of direct-to-consumer telehealth options available at low cash prices, and think that they must wait days or weeks to see a doctor in-person. We have had to raise consumer awareness about healthcare consumerism and we believe that we will need to continue to be a market leader in raising consumer and healthcare provider awareness for our services and products.

We compete with companies that provide prescription savings, telehealth, and solutions to pharmaceutical manufacturers. Generally, we believe that we are able to compete effectively against these organizations based on our brand, scale, pricing and consumer experience. Our competitors vary in size and breadth of their offerings.

•	In prescriptions, our competition is fragmented and consists of competitors that are smaller than us in scale.

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Our pharmaceutical manufacturer solutions offering competes for advertising and market access budget allocation against platforms on which manufacturers can reach consumers, including health-related websites and mobile apps, and services supporting patient access. We believe that our trusted brand and our platform allows us to engage patients about the cost of their brand medications.

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In telehealth, we compete with other providers of telehealth services that are larger than us, and which usually provide telehealth services on behalf of employers and insurance plans, such as Teladoc, Amwell, MDLIVE, and Doctor on Demand. We believe that our direct-to-consumer business model and low cash price points (in addition to our brand and scale) help differentiate our telehealth offerings from these competitors.

Intellectual Property

Our success depends in part on our ability to obtain and maintain intellectual property protection for our products and technology platform, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating valid and enforceable intellectual property rights of others. We protect our intellectual property, including our brand, through a combination of trademarks, patents, trade secrets, contractual provisions that restrict partners from infringing on our intellectual property, intellectual property assignment agreements, licensing agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as our position as the largest healthcare-focused internet platform for prescription prices and discounts, our scale and the network effects enabled by these factors, as well as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success.

As of June 30, 2020, we owned three issued patents and four pending patent applications in the United States. One issued patent relates to our ability to combine prices from multiple PBMs together in a single consumer interface. Our issued patents begin expiring in 2034, excluding any patent term adjustment. As of June 30, 2020, we held 9 registered trademarks in the United States, including trademarks for our brand, GoodRx, and for the use of the color yellow in the prescription discounts space. In addition, we have registered domain names for websites that we use in our business, such as www.goodrx.com and www.heydoctor.com.

We continually review our development efforts to assess the existence and patentability of new intellectual property and we intend to pursue additional intellectual property protection to the extent we believe it would advance our business objectives. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or that it will provide any competitive advantage. We cannot provide any assurance that any patents will be issued from our pending or any future applications or that any issued patents will adequately protect our products and technology. Our intellectual property rights may be invalidated, circumvented or challenged. In addition, it may be difficult to protect our trade secrets. While we have confidence in the measures we take to protect and preserve our trade secrets, they may be inadequate and can be breached, and we may not have adequate remedies for violations of such measures. Furthermore, our trade secrets may otherwise become known or be independently discovered by competitors. For more information regarding risks related to intellectual property, please see “Risk Factors—Risks Related to Intellectual Property.”

Data Protection

The data we collect and process is an integral part of our products and services, allowing us to ensure our prices are accurate, provide an engaging consumer experience, surface the most relevant prices and reach opted-in consumers with relevant information. We do not sell personal information as part of our business model.

We collect and may use personal information to help run our business (including for analytical purposes) and to communicate and otherwise reach our consumers. In some instances, we may use third party service providers to assist us in the above.

We endeavor to treat our consumers’ data with respect and maintain consumer trust. We provide our consumers with options designed to allow them to control their data, such as allowing our consumers to opt out of any marketing requests, opt out of the use of marketing cookies, pixels and technologies on our platform, and request deletion of their data. Our privacy and security teams are devoted to processing and fulfilling consumer requests regarding access to and deletion of their data.

Our respect for laws and regulations regarding the collection and processing of personal data underlies our strategy to improve our customer experience and build trust. To read more about our approach to privacy laws and the regulations, please see “—Government Regulation” and “Risk Factors—Risks Related to Our Business—Actual or perceived failures to comply with applicable data protection, privacy and security, advertising and consumer protection laws, regulations, standards and other requirements could adversely affect our business, financial condition and results of operations.”

Philanthropy

Philanthropy is not a separate initiative at GoodRx; helping others is woven throughout everything we do. Since inception, our aim has been to help Americans get the healthcare they need at a price they can afford, and our team of medical health professionals, public health experts and passionate people ensures that we never lose sight of that goal. We are fortunate to be in a position where helping others also supports our business, which in turn allows us to help even more people in more profound ways. It is a virtuous cycle.

We are especially focused on the massive disadvantages in care that plague communities of color in America. Across the board, minorities score worse on healthcare access and outcomes. This is simply unacceptable. We use our marketing resources, physician relationships and industry connections to make healthcare more affordable and accessible.

Throughout our history, we have provided charitable support to communities, individuals, students, clinics and non-profits in furtherance of that goal. We have sent employees to hurricane-damaged Houston to provide direct support, provided scholarships for pharmacy professionals and delivered food to low-income populations, among many other projects. We frequently provide direct financial support to individuals, families and organizations who simply need help.

In 2020, we launched GoodRxHelps, a free medication program, that expects to partner with healthcare professionals and clinics across America. This program purchases and provides more than 500 different medications to patients through nationwide clinic partnerships. As part of our initial public offering, we are reserving over 1 million shares of our Class A common stock for issuance to fund and support GoodRxHelps to help provide more assistance to more people in need. GoodRxHelps aims to help tens of thousands of individuals every year, with a specific focus on serving minority communities.

Our People and Culture

We pride ourselves on hiring people who not only have the skills required to perform their respective roles, but also share in the mission to help Americans get the healthcare they need at a price they can afford. We have an excellent track record of selectivity and retention. In 2019, we hired only 0.6% of applicants. In 2019, the Los Angeles Business Journal rated GoodRx as one of the Best Places to Work.

We prioritize diversity and inclusivity in our workplace. We focus on diversity in both hiring and promotion, and are working on initiatives from minority internships to external audits of our hiring and promotion practices.

As of June 30, 2020, GoodRx employed 338 full-time employees, 248 of which were based at our headquarters in Santa Monica, California. GoodRx has a strong employee referral program, which is a leading source of new hires.

In addition to providing challenging and engaging work, we also provide robust benefits, including health insurance for employees and dependents, which include options that are fully funded by GoodRx, 401k match, fertility benefits, paid parental leave and discretionary vacation. We foster a tight-knit corporate culture through company events, team building offsites, weekly happy hours, game and movie nights, and pet-friendly offices. The biggest perk of all is knowing that the work performed has a meaningful impact on our consumers.

Facilities

Our corporate headquarters is located in Santa Monica, California, where we lease approximately 29,000 square feet of space across a set of leases with similar terms expiring between the fourth quarter of 2020 and the first quarter of 2023, which the majority expiring in the first quarter of 2022. We have plans to move to a new 74,000 square foot facility in Santa Monica by the fourth quarter 2020, with the lease expiring in 2031. We also maintain offices in San Francisco, California, Charleston, South Carolina, St. Louis, Missouri, and New York, New York. We believe that these facilities are sufficient for our current needs and that additional facilities will be available to accommodate the expansion of our business should they be needed.

Government Regulation

Data Privacy and Security Laws

The data we collect and process is an integral part of our products and services, allowing us to ensure our prices are accurate, surface the most relevant prices and reach opted-in consumers with savings information. We collect and may use personal information to help run our business (including for analytical purposes) and to communicate and otherwise reach our consumers. In some instances, we may use third party service providers to assist us in the above.

We endeavor to treat our consumers’ data with respect and maintain consumer trust. We provide consumers options designed to allow them to control the use and disclosure of their data, such as allowing consumers to opt out of any marketing requests, opt out the use of marketing cookies, pixels and technologies on our platform, and request deletion of their data.

Since we receive, use, transmit, disclose and store personally identifiable information, including health-related information, we are subject to numerous state and federal laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. Such regulations include the CAN-SPAM Act, the Telephone Consumer Protection Act of 1991, HIPAA, Section 5(a) of the Federal Trade Commission Act, and, as of January 1, 2020, the CCPA.

Various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising. In June 2018, California enacted the California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Additionally, a new California ballot initiative, the California Privacy Rights Act, appears to have garnered enough signatures to be included on the November 2020 ballot in California, and if voted into law by California residents, would impose additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data. It would also create a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Further, many similar laws have been proposed at the federal level and in other states. For instance, the state of Nevada recently enacted a law that went into force on October 1, 2019 and requires companies to honor consumers’ requests to no longer sell their data.

Additionally, the Federal Trade Commission, or FTC, and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of health-related and other personal information. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act.

In addition, HIPAA, which we believe does not currently apply to most of our business as currently operated, imposes on entities within its jurisdiction, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

State Licensing Requirements

Certain states have enacted laws regulating companies that offer and market discount medical plans, including prescription drug plans, subscription membership programs or discount cards, such as our prescription offering, Gold, Kroger Savings, and any other subscription products we may develop in the future, including with respect to our telehealth business. These state laws are intended to protect consumers from fraudulent, unfair or deceptive marketing, sales and enrollment practices by such plans. It is possible that other states may enact new requirements or interpret existing requirements to include our programs. Failure to obtain the required licenses, certifications or registrations to offer and market these subscription discount programs may result in civil penalties, receipt of cease and desist orders, or a restructuring of our operations.

State Corporate Practice of Medicine and Fee Splitting Laws

With respect to our telehealth platform, HeyDoctor contracts with physician-owned professional entities to deliver our telehealth offerings to their patients in the United States. We enter into management services agreements with these physician-owned professional entities pursuant to which we provide them with billing, scheduling and a wide range of other services, and they pay us for those services. In addition, our platform enables HeyDoctor consumers to opt in to use our prescription offering and/or fill their prescriptions through a third-party mail-order pharmacy. These relationships are subject to various state laws, which are intended to prevent unlicensed persons from interfering with or influencing the physician’s professional judgment, and prohibiting the sharing of professional services income with non-professional or business interests. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators. A determination of non-compliance could lead to adverse judicial or administrative action against us and/or our providers, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, or a restructuring of our arrangements with our affiliated professional entities.

Healthcare Fraud and Abuse Laws

Although the consumers who use our offerings do so outside of any medication or other health benefits covered under their health insurance, including any commercial or government healthcare program, we may nonetheless be subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, and other healthcare fraud and abuse laws.

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The majority of states also have anti-kickback laws, which establish similar prohibitions, and in some cases may apply to items or services reimbursed by any third party payor, including commercial insurers and self-pay patients.

The federal false claims, including the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Actions under the civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Moreover, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

In addition, the civil monetary penalties statute, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program.

The federal Health Insurance Portability and Accountability Act of 1996 created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Violations of fraud and abuse laws, including federal and state anti-kickback and false claims laws, may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

Healthcare Reform

A primary trend in the U.S. healthcare industry is cost containment. In the United States, there have been, and likely will continue to be, a number of federal and state legislative and regulatory changes and proposed changes regarding the healthcare system directed at containing or lowering the cost of healthcare, including the costs of medication. For example, in March 2010, the Affordable Care Act was enacted, which, among other things imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient medication coverage under Medicare Part D; and subjected pharmaceutical manufacturers to new annual fees based on pharmaceutical manufacturers’ share of sales to federal healthcare programs. Since its enactment, there have been judicial and congressional challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future.

In addition, there has been heightened governmental and regulatory scrutiny over the manner in which manufacturers set prices for their marketed products. For example, the Trump administration has released proposals that call for increasing pharmaceutical manufacturer competition, increasing the negotiating power of certain federal healthcare programs, capping Medicare Part D beneficiary out-of-pocket pharmacy expenses, and placing limits on pharmaceutical price increases. Such federal and state healthcare reform measures could impact the amounts that federal and state governments and other third-party payors will pay for healthcare products and services or require us to restructure our existing arrangements with PBMs and pharmaceutical manufacturers, any of which could adversely affect our business, financial condition and results of operations.

Legal Proceedings

We are from time to time subject to, and are presently involved in, litigation and other legal proceedings. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Douglas Hirsch	49	Co-Chief Executive Officer and Director
Trevor Bezdek (1)(4)	42	Co-Chief Executive Officer and Director
Karsten Voermann	51	Chief Financial Officer
Andrew Slutsky	34	President, Consumer
Babak Azad	47	Chief Marketing Officer and SVP, Marketing & Communications
Bansi Nagji	55	President, Healthcare
Christopher Adams (1)	41	Director
Julie Bradley (2)	51	Director
Dipanjan Deb (3)	51	Director
Adam Karol (2)(4)	45	Director
Jacqueline Kosecoff (3)	71	Director
Stephen LeSieur (4)	46	Director
Gregory Mondre (1)(3)	46	Director
Agnes Rey-Giraud (2)(4)	56	Director

(1)	Member of the Nominating and Corporate Governance Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Compliance Committee.

Douglas Hirsch is one of our co-founders and has served as a Chief Executive Officer and as a member of our board of directors since our founding in September 2011. From January 2015, Mr. Hirsch served as our Co-Chief Executive Officer. Prior to our founding, Mr. Hirsch served as Chief Executive Officer at DailyStrength, Inc., a social network focused on health and wellness. Mr. Hirsch was an early employee at Yahoo!, where he conceived and managed the earliest online communities including GeoCities and Yahoo! Groups. He then served as the general manager of Yahoo! Entertainment, before moving on to becoming Vice President of Product at Facebook. Mr. Hirsch holds a B.A. in Political Science from Tufts University. We believe Mr. Hirsch is qualified to serve on our board of directors because of the historical knowledge, operational expertise, leadership, and continuity that he brings to our board of directors as our co-founder and Co-Chief Executive Officer.

Trevor Bezdek is one of our co-founders and has served as our Co-Chief Executive Officer since January 2015 and as a member of our board of directors since our founding in September 2011. Mr. Bezdek also serves as President and Chief Executive Officer of two of our wholly-owned subsidiaries. Previously, Mr. Bezdek served as Managing Partner at Tryarc, LLC, a technology firm delivering technology strategy and implementation services, and co-founded Biowire, building information tools for researchers. Mr. Bezdek holds a B.S. in Biological Sciences from Stanford University. We believe Mr. Bezdek is qualified to serve as a member of our board of directors because of his extensive experience in the healthcare, prescription medication and technology industries, in addition to the continuity he brings as one of our co-founders and Co-Chief Executive Officers.

Karsten Voermann has served as our Chief Financial Officer since March 2020. From May 2018 to February 2020, Mr. Voermann served as Chief Financial Officer of Mercer Advisors, an investment advisory services firm, and from July 2015 to May 2018, Mr. Voermann served as Chief Financial Officer of Ibotta, an app-based provider of consumer discounts on consumer packaged goods and other items, and has over 20 years of financial experience with public and private companies. Mr. Voermann holds an H.B.A. in Business from the University of Western Ontario and an M.B.A. from Harvard Business School.

Andrew Slutsky has served as our President, Consumer since October 2019 and has been at the Company since February 2012 and was our third employee. From 2011 to 2012, Mr. Slutsky served as a Senior Marketing Manager at RentTheRunway, an internet clothing company, and from 2008 to 2011, Mr. Slutsky served as a Director of Loeb Enterprises, a venture capital company, where he launched digital marketing for Loeb Enterprises’ early pharmacy discount program. Mr. Slutsky holds a B.A. in Political Science from Amherst College.

Babak Azad has served as our Chief Marketing Officer and SVP, Marketing & Communications since October 2019. Mr. Azad is the Founder of Round 2 Ventures, LLC, a marketing consulting business, focused on marketing activities of various clients, including GoodRx from June 2017 to October 2019. Prior to this, Mr. Azad served as a Senior Vice President of Media and Customer Acquisition for Beachbody, LLC, a developer of health and fitness related products, from February 2007 to April 2015. Mr. Azad holds a B.S. in Mathematics from MIT and an M.B.A. from the Stanford Graduate School of Business.

Bansi Nagji has served as our President, Healthcare since June 2020. Previously, Mr. Nagji served for more than 5 years as the Executive Vice President and Chief Strategy and Business Development Officer at McKesson Corporation, a global leader in healthcare supply chain management solutions and retail pharmacy. Prior to McKesson Corporation, Mr. Nagji served from January 2013 to February 2015 as a Principal of Deloitte Consulting, LLP, a consulting firm, and as the Global Leader of Monitor Deloitte. Mr. Nagji previously worked for almost 20 years at Monitor Group, a global strategy consulting firm, and served as a senior partner and President of the firm when it merged with Deloitte. Currently, Mr. Nagji serves on the board of directors of Change Healthcare, Inc., where he also sits on the Compensation Committee and Nominating and Corporate Governance Committee. He has previously served as a director of several private companies, including Deloitte LLP from 2013 to 2015. Mr. Nagji received B.A. and M.A. degrees from Cambridge University and an M.B.A. with Distinction from INSEAD.

Christopher Adams has served as a member of our board of directors since October 2015. Mr. Adams is a Partner at Francisco Partners Management, L.P., or Francisco Partners, a private equity firm, where he has served since August 2008. Prior to this, Mr. Adams was an associate at American Securities Capital Partners, a private equity firm, and a management consultant at Bain & Company. Mr. Adams also serves on the board of directors of several private companies. Mr. Adams holds a B.S. in Computer Engineering from the Georgia Institute of Technology and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Adams is qualified to serve as a member of our board of directors because of his extensive experience in the private equity industry analyzing, investing in, and serving on the board of directors of several healthcare and technology companies.

Julie Bradley has served as a member of our board of directors since August 2020. Ms. Bradley previously served as the Chief Financial Officer of Tripadvisor, Inc., a public company that operates an online travel planning website and mobile app, from October 2011 to November 2015. Currently, Ms. Bradley serves on the board of directors of Wayfair Inc., since September 2012, where she is the member of the Audit Committee and Nominating and Governance Committee, and Blue Apron Holdings, Inc., since September 2015, where she serves on the Audit Committee and Compensation Committee. Ms. Bradley previously served on the board of directors of Constant Contact, Inc. from June 2015 to February 2016, where she served on the Audit Committee, Compensation Committee and Merger and Acquisition Committee. Ms. Bradley additionally serves on the board of directors for a private company. Ms. Bradley received a B.A. in Economics from Wheaton College. We believe Ms. Bradley is qualified to serve on our board of directors due to her financial expertise and experience serving on the board of directors of numerous technology-based companies.

Dipanjan Deb has served as a member of our board of directors since October 2015. Mr. Deb is a founder of Francisco Partners and has served as the Managing Partner/Chief Executive Officer of Francisco Partners since September 2005. Mr. Deb has also served as a Partner of Francisco Partners since its founding in August 1999. Prior to founding Francisco Partners, Mr. Deb was a principal at TPG Capital, a private equity firm, a

Director of Semiconductor Banking at Robertson, Stephens & Company and a management consultant at McKinsey & Company. Mr. Deb has served on the board of directors of numerous public companies including most recently Ichor Systems, Inc. from February 2012 to May 2018, and currently serves on the board of directors of several private companies. Mr. Deb holds a B.S. in Electrical Engineering and Computer Science from the University of California, Berkeley and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Deb is qualified to serve as a member of our board of directors because of his experience in the private equity and venture capital industries analyzing, investing in and serving on the boards of directors of manufacturing and technology companies.

Adam Karol has served as a member of our board of directors since October 2018. Mr. Karol is a Managing Director at Silver Lake. He joined Silver Lake in 2009 as a Principal and then served as a Director from 2013 to December 2018. Prior to Silver Lake, Mr. Karol worked at Silver Point Capital, L.P., an asset management firm, and at Perry Capital, a multi-strategy investment firm. Mr. Karol serves on the board of directors for A Place for Mom, Inc. Mr. Karol holds a B.S. in Finance and Management Information Systems from Boston College and an M.B.A. from The Wharton School of the University of Pennsylvania. We believe Mr. Karol is qualified to serve on our board of directors because he has significant experience in private equity investing and expertise in technology investing.

Jacqueline Kosecoff has served as a member of our board of directors since May 2016. Dr. Kosecoff is a Managing Partner at Moriah Partners, LLC, where she has served since 2012. Dr. Kosecoff has also served as a Senior Advisor at Warburg Pincus since March 2012. Dr. Kosecoff has had an extensive career in healthcare including serving as Executive Vice President of PacifiCare where she had responsibility for its PBM, Medicare Part D Drug Program, and Behavioral Health, Dental and Vision companies. At UnitedHealth Group, Dr. Kosecoff was CEO of OptumRx, with responsibility for UnitedHealth’s PBM, Specialty Pharmacy and Consumer Health Products. Currently, Dr. Kosecoff serves on the board of directors of Houlihan Lokey, where she also serves on Houlihan Lokey’s Audit Committee and Nominating and Governance Committee, Sealed Air Corporation where she chairs the Compensation Committee and also serves on the Nominating and Governance Committee, STERIS Corporation, where she chairs the Organization and Compensation Committee and also serves on the Nominating and Governance Committee, TriNet, and several private companies. Dr. Kosecoff holds a B.A. in Mathematics from the University of California, Los Angeles, an M.S. in Applied Mathematics from Brown University and a Ph.D. with a concentration in Research Methods from the University of California, Los Angeles, School of Education. We believe Dr. Kosecoff is qualified to serve on our board of directors because of her extensive experience serving on the board of directors of several public and private companies and her experience and knowledge in the healthcare sector, including healthcare services and technology.

Stephen LeSieur has served as a member of our board of directors since October 2015. Mr. LeSieur is a Managing Director at Spectrum Equity, a growth stage private equity firm, where he has served since 2005 and co-leads the firm’s healthcare technology investing efforts. Prior to Spectrum, Mr. LeSieur was an associate at Trident Capital. Mr. LeSieur serves and has served on the board of directors of several private healthcare and software companies. Mr. LeSieur holds a B.A. in Economics from Princeton University and an M.B.A. from the Tuck School of Business at Dartmouth College. We believe Mr. LeSieur is qualified to serve on our board of directors because of his extensive experience in private equity investing and serving on the boards of directors of numerous healthcare and technology-based companies.

Gregory Mondre has served as a member of our board of directors since October 2018. Mr. Mondre is Co-Chief Executive Officer at Silver Lake. He joined Silver Lake in 1999 and most recently served as a Managing Partner and Managing Director of the firm from January 2013 to December 2019. Mr. Mondre currently serves on the board of directors of Expedia Group, Inc., a position he has held since May 2020, and of Motorola Solutions, a position he has held since August 2015 and where he also serves on the Audit and Governance and Nominating Committees. He previously served as a director of GoDaddy Inc. from May 2014 to February 2020, and of Sabre Corporation from March 2007 to December 2018. Mr. Mondre holds a B.S. degree in Economics from The Wharton School of the University of Pennsylvania. We believe Mr. Mondre is qualified to serve on our board of directors because of his significant experience in private equity investing and expertise in technology and technology-enabled industries.

Agnes Rey-Giraud has served as a member of our board of directors since June 2016. Ms. Rey-Giraud is the Founder, Chairman and Chief Executive Officer of Acera Surgical Inc., a bioscience company, where she has served since its founding in January 2013. Ms. Rey-Giraud previously served as an Executive Vice President and the President of Operations at Express Scripts, a pharmacy benefit management organization, from May 1999 to May 2011. Ms. Rey-Giraud also serves on the board of directors for several private companies. Ms. Rey-Giraud holds a B.S. and M.S. in Mechanical Engineering from Ecole Nationale d’Ingenieurs de Saint Etienne (ENISE), France, a MMa in Operations Management from Ecole de Management de Lyon (EM Lyon), France and an M.B.A. from the University of Chicago. We believe Ms. Rey-Giraud is qualified to serve on our board of directors because of her experience and expertise in the PBM industry as an executive of a large publicly traded company and her experience serving on the board of directors of several companies.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors is currently composed of 10 members with no vacancies. In accordance with our fifth amended and restated certificate of incorporation and our current amended and restated bylaws, each as in effect prior to the completion of this offering and the amended and restated stockholders agreement, Douglas Hirsch, Trevor Bezdek, Christopher Adams, Dipanjan Deb, Adam Karol, Jacqueline Kosecoff, Stephen LeSieur, Gregory Mondre and Agnes Rey-Giraud have been designated to serve as members of our board of directors. Julie Bradley was appointed to our board of directors in August 2020. Pursuant to the amended and restated stockholders agreement, the stockholders who are party to the agreement have agreed to vote their respective shares to elect (i) two directors designated by SLP Geology Aggregator, L.P., currently Mr. Karol and Mr. Mondre, (ii) three directors designated by Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P., with Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. entitled to designate one of these three directors each and Spectrum Equity VII, L.P. entitled to designate one director, currently Mr. Deb, Mr. Adams and Mr. LeSieur, (iii) two directors designated by Idea Men, LLC, currently Mr. Hirsch and Mr. Bezdek, and (iv) two directors that are not affiliated with any entity party to the amended and restated stockholders agreement designated by unanimous written consent of the board of directors, currently Ms. Rey-Giraud and Dr. Kosecoff.

The provisions of our fifth amended and restated certificate of incorporation, our current amended and restated bylaws and the amended and restated stockholders agreement will no longer be in effect upon the closing of this offering, provided that, in connection with this offering, certain parties to the amended and restated stockholders agreement may request to enter into a voting agreement, pursuant to which the parties will agree to vote in favor of any directors nominated by such parties. In connection with this offering, we intend to enter into a new stockholders agreement with SLP Geology Aggregator, L.P., Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P. and Idea Men, LLC granting them certain board designation rights so long as they maintain a certain percentage of ownership of our outstanding common stock. See “Certain Relationships and Related Person Transactions—Stockholders Agreements.”

Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

In accordance with our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. Upon the closing of this offering, our directors will be divided among the three classes as follows:

The Class I directors will be Jacqueline Kosecoff, Agnes Rey-Giraud and Douglas Hirsch, and their terms will expire at our first annual meeting of stockholders following this offering.

The Class II directors will be Trevor Bezdek, Christopher Adams and Adam Karol, and their terms will expire at our second annual meeting of stockholders following this offering.

The Class III directors will be Julie Bradley, Dipanjan Deb, Stephen LeSieur and Gregory Mondre, and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors or as provided in the stockholders agreement. See “Certain Relationships and Related Person Transactions—Stockholders Agreements.” Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Provisions” for a discussion of these and other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering.

Director Independence

We will be a “controlled company” under the rules of The Nasdaq Stock Market. As a result, we qualify for exemptions from, and have elected not to comply with, certain corporate governance requirements under the rules, including the requirements that within one year of the completion of this offering we have a board that is composed of majority of “independent directors,” as defined under the rules, and a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. Even though we will be a controlled company, we are required to comply with the rules of the SEC and The Nasdaq Stock Market relating to the membership, qualifications and operations of the audit committee, as discussed below.

The rules of The Nasdaq Stock Market define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. After the closing of this offering and the private placement, the parties to our stockholders agreement, described in “Certain Relationships and Related Person Transactions—Stockholders Agreements,” will beneficially own approximately 91.4% of the combined voting power of our Class A and Class B common stock (or 91.3% if the underwriters exercise their option to purchase additional shares in full). Accordingly, we will qualify as a “controlled company” and will be able to rely on the controlled company exemption from the director independence requirements of The Nasdaq Stock Market relating to the board of directors, compensation committee and nominating and corporate governance committee. If we cease to be a controlled company and the Class A common stock continues to be listed on the Nasdaq Global Select Market, we will be required to comply with these requirements by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be.

In connection with this offering, our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Christopher Adams, Julie Bradley, Dipanjan Deb, Adam Karol, Jacqueline Kosecoff, Stephen LeSieur, Gregory Mondre and Agnes Rey-Giraud are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of The Nasdaq Stock Market, representing eight of our ten directors.

Board Committees

Our board of directors has an audit committee, a compensation committee, nominating and corporate governance committee and a compliance committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Each of the audit committee, the compensation committee, nominating and corporate governance committee and compliance committee will operate under a written charter that will be approved by our board of directors in connection with this offering. A copy of each of the audit committee, compensation committee, nominating and corporate governance committee and compliance committee charters will be available on our corporate website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee consists of Julie Bradley, Adam Karol and Agnes Rey-Giraud, with Julie Bradley serving as chair. We intend to rely on the phase-in rules of Rule 10A-3 under the Exchange Act and The Nasdaq Stock Market with respect to the requirement that the audit committee be composed entirely of members of our board of directors who satisfy the standards of independence established for independent directors under The Nasdaq Stock Market rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act, as determined by our board of directors. Our board of directors has determined that each of Julie Bradley and Agnes Rey-Giraud are independent directors under

The Nasdaq Stock Market rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act. Our board of directors has also determined that each of Julie Bradley, Adam Karol and Agnes Rey-Giraud meets the “financial literacy” requirement for audit committee members under The Nasdaq Stock Market rules and Julie Bradley is an “audit committee financial expert” within the meaning of the SEC rules.

Compensation Committee

Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Co-Chief Executive Officers, evaluating the performance of each Co-Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the Board regarding the compensation of each Co-Chief Executive Officer;

•	reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•	making recommendations to our board of directors regarding the compensation of our directors;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

Our compensation committee consists of Dipanjan Deb, Jacqueline Kosecoff and Gregory Mondre, with Gregory Mondre serving as chair. The composition of our compensation committee meets the requirements for independence under the current The Nasdaq Stock Market listing standards and SEC rules and regulations. Ms. Kosecoff is a non-employee director, as defined in Section 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;

•	overseeing an evaluation of our board of directors and its committees; and

•	developing and recommending to our board of directors a set of corporate governance guidelines.

Our nominating and corporate governance committee consists of Christopher Adams, Trevor Bezdek and Gregory Mondre, with Christopher Adams serving as chair. The composition of our nominating and corporate governance committee meets the requirements for independence under the current The Nasdaq Stock Market listing standards and SEC rules and regulations, including the exemptions available to controlled companies.

Compliance Committee

Our compliance committee oversees and assists our board of directors in reviewing and providing general oversight of our compliance with federal and state laws and regulations relating to healthcare and in monitoring our performance with respect to such legal and regulatory requirements. Our compliance committee is responsible for, among other things, reviewing and overseeing our compliance program, ensuring proper communication of significant healthcare regulatory compliance issues to our board of directors and reviewing significant healthcare regulatory compliance risk areas and the steps taken by management to monitor, control and report such compliance risk exposures.

Our compliance committee consists of Trevor Bezdek, Adam Karol, Stephen LeSieur and Agnes Rey-Giraud, with Agnes Rey-Giraud serving as chair.

Role of the Board in Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of financial and cybersecurity risks. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions prior to the completion of this offering. Following this offering, a current copy of the code will be posted on the investor section of our website.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or one of our employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2019 Summary Compensation Table” below. In 2019, our co-chief executive officers and our two other highest-paid executive officers, or our named executive officers, were as follows:

•	Douglas Hirsch, Co-Chief Executive Officer;

•	Trevor Bezdek, Co-Chief Executive Officer;

•	Andrew Slutsky, President, Consumer; and

•	Babak Azad, Chief Marketing Officer and SVP, Marketing & Communications.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2019 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for 2019:

Name and Principal Position	Salary ($)	Bonus ($)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(1)	Total ($)
Douglas Hirsch	500,000	—		608,831	16,400	1,125,231
Co-Chief Executive Officer
Trevor Bezdek	500,000	—		608,831	39,850	1,148,681
Co-Chief Executive Officer
Andrew Slutsky	324,000	—		118,357	8,920	451,277
President, Consumer
Babak Azad	73,958	146,229	(2)	—	150	220,337
Chief Marketing Officer and SVP, Marketing & Communications

(1)

Amounts include Company-paid matching contributions to our 401(k) plan ($5,000, $11,200 and $4,320 for Messrs. Hirsch, Bezdek and Slutsky, respectively), Company reimbursement of professional organization dues and related travel expenses ($11,400 for Mr. Hirsch and $28,650 for Mr. Bezdek), and a Company-paid employee referral bonus ($4,000 for Mr. Slutsky).

(2)

Amount for Mr. Azad reflects the one-third portion ($116,667) of a $350,000 signing bonus paid to him in 2019 in connection with the commencement of his employment, as well as a discretionary annual bonus of $29,562. The remaining two-thirds of the signing bonus are payable to Mr. Azad in 2020, subject to his continued employment with us. The signing bonus must be repaid to us, on a pro-rated basis, if Mr. Azad resigns or is terminated without cause within 24 months following his employment start date.

Narrative to Summary Compensation Table

2019 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The base salaries for Messrs. Hirsch, Bezdek, Slutsky and Azad for 2019 were $500,000, $500,000, $324,000 and $325,000, respectively. Because Mr. Azad’s employment start date was October 9, 2019, he received a prorated base salary of $73,958 in 2019.

2019 Bonuses

Each of Messrs. Hirsch, Bezdek and Slutsky was eligible to earn a cash incentive bonus based upon the achievement of pre-determined revenue goals of the Company and its consolidated subsidiaries for 2019 (each such bonus, a Revenue Bonus). For 2019, the target Revenue Bonuses for Messrs. Hirsch, Bezdek and Slutsky were $500,000, $500,000 and $97,200, respectively. Each named executive officer was eligible to receive a bonus expressed as a percentage of his applicable target bonus based on the actual achievement of a revenue above 75% of the target revenue goal. During calendar year 2019, the Company and its consolidated subsidiaries achieved a consolidated revenue at a level that triggered the payments set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

For 2019, Mr. Azad was eligible to earn an annual cash incentive bonus targeted at 40% of his base salary, prorated for the first year of employment based on his start date. Payout of this 2019 cash incentive bonus was determined by the Company in its discretion. Mr. Azad was also eligible for a signing bonus totaling $350,000, one-third ($116,667) of which was paid in 2019. The remaining two-thirds of the bonus are payable in 2020, subject to continued employment with the Company. If Mr. Azad resigns or is terminated for cause during the first 24 months of employment, he must repay to the Company a prorated amount of the signing bonus.

Equity Compensation

We typically grant equity awards to key new hires upon their commencing employment with us. We historically have used stock options as the primary incentive for long-term compensation to our named executive officers because they are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, which generally is set at or above the fair market value of our Class A common stock as of the applicable grant date. Generally, the stock options we grant vest in equal monthly installments over four years, either monthly during the four-year period or monthly following a one-year cliff, subject to the employee’s continued service with us on the vesting date.

We did not award any stock options to our named executive officers in 2019.

Equity Compensation Plans

We currently maintain the Fifth Amended and Restated 2015 Equity Incentive Plan, or the 2015 Plan, in order to provide additional incentives for our employees, directors and consultants, and to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to our success. We offer stock options, restricted stock and restricted stock units to our employees, including our named executive officers, as the long-term incentive component of our compensation program. For additional information about the 2015 Plan, please see the section titled “2015 Equity Incentive Plan” below. As mentioned below, in connection with the completion of this offering, no further awards will be granted under the 2015 Plan.

In connection with this offering, our board of directors adopted, and our stockholders approved, the 2020 Incentive Award Plan, referred to below as the 2020 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2020 Plan, please see the section titled “2020 Incentive Award Plan” below.

IPO-Related Equity Grants

Founders Awards. Our board of directors approved the grant of restricted stock unit awards covering an aggregate of 12,316,533 shares of Class B common stock to each of Messrs. Hirsch and Bezdek, which we refer to as the Founders Awards.

The Founders Awards will be effective upon the completion of this offering, and each Founders Award will consist of (i) 8,211,022 restricted stock units that vest based on the achievement of performance goals, which we refer to as the Performance-Vesting Founders Awards and (ii) 4,105,511 restricted stock units that vest based on the passage of time, which we refer to as the Time-Vesting Founders Awards.

The Performance-Vesting Founders Awards will remain outstanding and eligible to vest over a seven-year period following the grant date, based on the achievement of stock price goals ranging from $6.07 per share to $51.28 per share. With respect to each stock price goal, 0.5% of the restricted stock units subject to the Performance-Vesting Founders Award will vest if the average closing price per share of our Class A common stock equals such goal for any 20 consecutive trading day period. Any vested restricted stock units will be settled in shares of Class B common stock on the third anniversary of the applicable vesting date or, if earlier, upon a qualifying change in control event. Any restricted stock units subject to the Performance-Vesting Founders Award that do not vest prior to the seven-year anniversary of the grant date automatically will be terminated without consideration.

The Performance-Vesting Founders Awards are subject to the following vesting acceleration terms (with any acceleration in connection with a termination of employment subject to the timely execution and non-revocation of a general release of claims):

•

In the event of a change in control of the Company then the Performance-Vesting Founders Awards will vest based on the price per share received by the Company’s Class A common stockholders (rather than based on the average over a 20-day trading period), and any then-unvested restricted stock units subject to the award will be terminated without consideration.

•

Upon a termination of employment without cause by us or for good reason by the founder, the Performance-Vesting Founders Awards will remain outstanding and eligible to vest for up to two years upon the achievement of performance goals during that period.

•

Upon a termination of employment due to death or disability, the Performance-Vesting Founders Awards will vest based on the closing price per share of our Class A common stock on the termination date (without regard to the average over a 20-day trading period).

The Time-Vesting Founders Awards will vest in substantially equal quarterly installments over the four-year period beginning September 1, 2020, subject to the founder’s continued employment. The Time-Vesting Founders Awards are subject the following vesting acceleration terms (with any acceleration upon a termination of employment subject to the timely execution and non-revocation of a general release of claims):

•

In the event of a change in control of the Company then up to 25% of the Time-Vesting Founders Award will vest and in the event that the Time-Vesting Founders Award is assumed in connection with a change in control, the vesting period of the award will shorten from four years to three years.

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Upon a termination of an employment without cause by us or for good reason by the founder, up to 50% of the Time-Vesting Founders Award will accelerate and vest; but if either such termination occurs within 12 months following a Change in Control, then the Time-Vesting Founders Award will accelerate and vest in full.

•	Upon a termination of employment due to death or disability, the next quarterly vesting tranche of the Time-Vesting Founders Award will accelerate and vest.

IPO Awards. Our board of directors also approved the grant of restricted stock unit awards and stock options pursuant to the 2020 Plan to certain of our employees and non-employee directors. Our board of directors approved the grant of IPO Options to purchase 881,250 shares of our Class A common stock, which stock options will become effective immediately following the determination of the initial public offering price per share of our Class A common stock, and each will have a per share exercise price equal to that initial public offering price. In addition, on September 22, 2020 our board of directors approved IPO RSUs covering an aggregate of 917,750 shares of our Class A common stock, which will become effective on the completion of this offering.

The aggregate number of shares of our Class A common stock covered by the IPO Awards will be 1,829,303. Of the IPO RSUs, one of our directors, Julie Bradley, received two RSU awards covering an aggregate of 22,500 shares of our Class A common stock. Further, our board of directors has approved Acquisition RSUs with a value of $1.0 million, representing 30,303 shares of our Class A common stock based on the initial public offering price of $33.00.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

We have not made gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by our company.

Outstanding Equity Awards at Year-End

The following table summarizes the number of shares of Class A common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2019. Each equity award listed in the following table was granted under the 2015 Plan.

Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Douglas Hirsch	—		—	—	—	—
Trevor Bezdek	—		—	—	—	—
Andrew Slutsky	11/09/2017	(1)	93,333	166,667	2.1808	11/08/2027
Babak Azad	—		—	—	—	—

(1)	This option vests and becomes exercisable with respect to 1/48 of the total number of shares underlying the option on each monthly anniversary of August 1, 2017.

Executive Compensation Arrangements

Douglas Hirsch and Trevor Bezdek 2015 Employment Agreements

On October 7, 2015, GoodRx, Inc. entered into employment agreements with Messrs. Hirsch and Bezdek, which will be amended and restated effective upon the completion of this offering, pursuant to which each serves as our Co-Chief Executive Officer. These employment agreements provide for at-will employment, an annual base salary, eligibility to participate in the health and welfare benefit plans and programs maintained by GoodRx, Inc. for the benefit of its employees and certain other perquisites. In addition, each of Messrs. Hirsch and Bezdek is eligible to earn an annual cash incentive bonus targeted at 100% of his base salary, which bonus is payable upon the achievement of certain performance targets.

Under the employment agreements (including as amended and restated), if either Messrs. Hirsch or Bezdek is terminated without “cause” or due to his death, “disability” or resignation for “good reason” (each, as defined in his employment agreement), then, in addition to any accrued obligations and subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive (i) 12 months of continued payment of his base salary and (ii) 12 months of company-reimbursed COBRA continuation coverage premiums.

The employment agreements also include a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to Mr. Hirsch or Mr. Bezdek will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to Mr. Hirsch or Mr. Bezdek, as applicable.

Andrew Slutsky 2015 Employment Agreement

On October 7, 2015, GoodRx, Inc. entered into an employment agreement with Mr. Slutsky, which will be amended and restated effective upon the completion of this offering, which provides for at-will employment, an annual base salary, and eligibility to participate in the health and welfare benefit plans and programs maintained by us for the benefit of its employees. In addition, Mr. Slutsky is eligible to earn an annual cash incentive bonus expressed as a percentage of his base salary, which bonus is payable upon the achievement of certain performance targets. Under his employment agreement, Mr. Slutsky is eligible to receive an annual incentive bonus equal to 20% of his base salary; in 2019, he was eligible to receive an annual incentive bonus equal to 30% of his base salary. Under his amended and restated employment agreement, Mr. Slutsky will be eligible to receive an annual incentive bonus equal to 50% of his base salary.

Under the employment agreement, if Mr. Slutsky is terminated without “cause” or due to his death, “disability” or resignation for “good reason” (each, as defined in his employment agreement), then, in addition to any accrued obligations and subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive (i) nine months of continued payment of his base salary and (ii) nine months of company-reimbursed COBRA continuation coverage premiums. Under his amended and restated employment agreement, the severance and COBRA continuation will increase to 12 months (rather than nine).

The employment agreement also includes a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to Mr. Slutsky will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to Mr. Slutsky.

Babak Azad 2019 Offer Letter

On October 3, 2019, GoodRx, Inc. entered into an offer letter with Mr. Azad. The offer letter provides for at-will employment, an annual base salary, and eligibility to participate in the health and welfare benefit plans and programs maintained by GoodRx, Inc. for the benefit of its employees. In addition, Mr. Azad is eligible to earn an annual discretionary performance bonus equal to 40% of his base salary (pro-rated for 2019).

Pursuant to the offer letter, Mr. Azad is eligible to receive an aggregate $350,000 signing bonus, with one-third of the total signing bonus payable upon each of the commencement of his employment and the six- and twelve-month anniversaries of his employment start date, subject to his continuous employment with us. If Mr. Azad resigns or is terminated for cause during the first 24 months of employment, he must repay to the Company a prorated amount of the signing bonus.

Pursuant to the offer letter, it was recommended to the board that Mr. Azad receive a grant of stock options covering 600,000 shares of our Class A common stock. This stock option of 600,000 shares was granted in January 2020 and vests in equal monthly installments over the four years following Mr. Azad’s start date, subject to his continued service with us through the applicable vesting dates. The option will vest in full upon termination without “cause” or resignation for “good reason” within 12 months after a “sale of the Company” (each, as defined in the 2015 Plan).

Mr. Azad was also required to execute the Company’s proprietary information and invention assignment agreement as a condition to his employment under the offer letter.

Director Compensation

2019 Director Compensation Program

The following table sets forth information for 2019 regarding the compensation awarded to, earned by or paid to our non-employee directors who served on our board of directors during 2019. Messrs. Hirsch and Bezdek, who served as our Co-Chief Executive Officers during 2019, and continue to serve in that capacity, do not receive additional compensation for their service as directors, and therefore are not included in the Director Compensation table below. All compensation paid to Messrs. Hirsch and Bezdek is reported above in the “2019 Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Total ($)
Christopher Adams	—	—
Dipanjan Deb	—	—
Adam Karol	—	—
Jacqueline Kosecoff	20,000	20,000
Stephen LeSieur	—	—
Gregory Mondre	—	—
Agnes Rey-Giraud	20,000	20,000

The table below shows the aggregate numbers of shares of our Class A common stock subject to outstanding option awards (exercisable and unexercisable) held as of December 31, 2019 by each non-employee director who was serving as of December 31, 2019.

Name	Options Outstanding at Year End
Christopher Adams	—
Dipanjan Deb	—
Adam Karol	—
Jacqueline Kosecoff	233,371
Stephen LeSieur	—
Gregory Mondre	—
Agnes Rey-Giraud	192,185

Board Service Letter Agreements

In April 2016 and June 2016, we entered into board service letter agreements with Dr. Kosecoff and Ms. Rey-Giraud, respectively, pursuant to which they receive $20,000 per year, payable quarterly, for their service as members of our board of directors. Pursuant to the offer letters, in connection with the commencement of their service, each of Ms. Rey-Giraud and Dr. Kosecoff also received a stock option grant covering 0.25% of the fully-diluted equity of the Company as of the date of grant. These options vest in equal monthly installments over the 48 months following the grant date and vest in full upon a “sale of the company” (as defined in the 2015 Plan), subject to the director’s continued service through the vesting date or sale of the company, as applicable.

In June 2020, we entered into new board service letter agreements with each of Dr. Kosecoff and Ms. Rey-Giraud, pursuant to which they continue to serve on our board of directors and will receive $30,000 per year, paid quarterly, for their service. Additionally, if Dr. Kosecoff serves on the audit committee of the board of directors, she will receive an additional $8,000 per year, paid quarterly, for her service on this committee. All cash compensation will be pro-rated for any partial quarter of service.

Pursuant to the letter agreements, each of Dr. Kosecoff and Ms. Rey-Giraud was granted a non-statutory option to purchase 30,000 shares of our Class A common stock in June 2020. These options will vest in equal monthly installments over the 12 months following the director’s election date (for Dr. Kosecoff) or August 11, 2020 (for Ms. Rey-Giraud), subject to the director’s continued service through the vesting date. Dr. Kosecoff will also be eligible to receive annual equity grants for continued service as approved by the board of directors.

In August 2020, we entered into a board service letter agreement with Ms. Bradley in connection with the commencement of her service as a member of our board of directors. Pursuant to the board service letter agreement, Ms. Bradley will receive $30,000 per year, paid quarterly, for her service as a member of the board, and an additional $20,000 per year, paid quarterly, for her service as chair of the audit committee of the board of directors. All cash compensation will be pro-rated for any partial quarter of service.

Additionally, pursuant to the letter agreement, Ms. Bradley will be granted two restricted stock unit awards in connection with the completion of this offering: (i) an award of 15,000 restricted stock units corresponding to shares of our Class A common stock, which will vest in equal monthly installments over the three-year period following August 1, 2020, subject to Ms. Bradley’s continued service through the applicable vesting date; and (ii) an award of 7,500 restricted stock units corresponding to shares of our Class A common stock, which will vest in equal monthly installments over the one-year period following August 1, 2020, subject to Ms. Bradley’s continued service through the applicable vesting date.

Post-IPO Director Compensation Program

In connection with this offering, our board of directors adopted and our stockholders approved a nonemployee director compensation program (the “Director Compensation Program”), which will become effective in connection with the completion of this offering. The Director Compensation Program provides for annual retainer fees and long-term equity awards for certain of our non-employee directors, currently expected to include Julie Bradley, Jacqueline Kosecoff and Agnes Rey-Giraud (each, an “Eligible Director”). The material terms of the Director Compensation Program are summarized below.

The Director Compensation Program consists of the following components:

Cash Compensation

•	Annual Retainer: $30,000

•	Annual Committee Chair Retainer:

•	Audit: $20,000

•	Compensation: $15,000

•	Nominating and Corporate Governance: $9,000

•	Compliance: $9,000

•	Annual Committee Member (Non-Chair) Retainer:

•	Audit: $8,000

•	Compensation: $7,000

•	Nominating and Corporate Governance: $4,000

•	Compliance: $4,000

Annual cash retainers will be paid in quarterly installments in arrears and will be pro-rated for any partial calendar quarter of service.

Equity Compensation

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Initial Grant: Each Eligible Director who is initially elected or appointed to serve on the Board after the effective date of this offering automatically will be granted a restricted stock unit award with a value of approximately $420,000 on the date on which such Eligible Director is appointed or elected to serve on the Board. These initial grants will vest as to one-third of the shares underlying the grant on each of the first three anniversaries of the grant date, subject to such Eligible Director’s continued service through the applicable vesting date.

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Annual Grant: An Eligible Director who is serving on the Board as of the date of the annual meeting of the Company’s stockholders each calendar year beginning with calendar year 2021 will be granted, on such annual meeting date, a restricted stock unit award with a value of approximately of $210,000. Each annual grant will vest in full on the earlier to occur of (i) the one-year anniversary of the applicable grant date and (ii) the date of the next annual meeting following the grant date, subject to such Eligible Director’s continued service through the applicable vesting date.

In addition, each Initial Grant and Annual Grant will vest in full upon a change in control, other than a non-transactional change in control, of the Company (both as defined in the 2020 Plan).

Compensation under our Director Compensation Program will be subject to the annual limits on non-employee director compensation set forth in the 2020 Plan, as described below.

2015 Equity Incentive Plan

We maintain the Fifth Amended and Restated Equity Incentive Plan, or the 2015 Plan. A total of 39,095,360 shares of our Class A common stock are reserved for issuance under the 2015 Plan. The 2015 Plan will expire in January 2030 unless earlier terminated by our board of directors.

Following the effectiveness of the 2020 Plan, the 2015 Plan will terminate and we will not make any further awards under the 2015 Plan. However, any outstanding awards granted under the 2015 Plan will remain outstanding, subject to the terms of the 2015 Plan and applicable award agreement. Shares of our Class A common stock subject to awards granted under the 2015 Plan that expire unexercised or are cancelled, terminated or forfeited in any manner without issuance of shares thereunder following the effective date of the 2020 Plan, will become available for issuance under the 2020 Plan in accordance with its terms.

Eligibility and Administration. Our executives, directors, consultants, other service providers, and key employees are eligible to receive awards under the 2015 Plan. The 2015 Plan is administered by our board of directors or a committee appointed thereby, each of which may delegate its duties and responsibilities as it deems appropriate. The board of directors has the sole authority to select participants, grant awards to participants in such form and amounts as it shall determine, impose such limitations, restrictions and conditions upon such awards as it deems appropriate, interpret the 2015 Plan and adopt, amend, and rescind administrative guidelines and other rules and regulations relating to the 2015 Plan, correct any defect or omission or reconcile any inconsistency in the 2015 Plan or in any award granted hereunder, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2015 Plan.

Awards. The 2015 Plan provides for the grant of nonqualified stock options and restricted stock units and for the sale or grant of restricted stock. Each award under the 2015 Plan is evidenced by a separate agreement between the Company and the participant, which details all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations.

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Nonqualified Stock Options. Nonqualified stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. The exercise price of a stock option is fixed by the board of directors and may not be less than 100% of the fair market value of the underlying share on the date of grant. The term of a stock option is determined by our board of directors, but may not exceed ten years. Vesting conditions determined by the plan administrator may apply to stock options and may include the occurrence of certain events, the passage of a specified period of time, achievement by us of certain performance goals, and/or other fulfillment of certain conditions.

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Restricted Stock Units. Restricted stock units, or RSUs, are contractual promises to deliver shares of our Class A common stock (or the cash equivalent thereof) in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A common stock prior to the delivery of the underlying shares. Settlement of RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Vesting conditions determined by the plan administrator may be applicable to RSUs and may include the occurrence of certain events, the passage of a specified period of time, achievement by us of certain performance goals, and/or other fulfillment of certain conditions.

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Restricted Stock. Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. The board may issue, sell, or grant to any participant shares of restricted stock at any time prior to the termination of the 2015 Plan in such quantity, at such price, on such terms, and subject to such conditions and restrictions that are established by the board of directors and consistent with the 2015 Plan.

Certain Transactions. In the event of certain transactions and events affecting our Class A common stock, such as stock dividends, stock splits, or a combination or other change in shares of our Class A common stock, the plan administrator shall make adjustments to the number, type of shares and exercise price (if applicable) of awards granted under the 2015 Plan, to prevent the dilution or enlargement of rights. In addition, in the event of a sale of the Company, except as otherwise provided in a participant’s award agreement, the board of directors may provide in its discretion that any unvested award shall be terminated without payment, any unvested award shall immediately vest causing the award to be immediately exercisable, or that any award (vested or unvested) shall be terminated in exchange for a cash payment in an amount determined by the board of directors, but not less than the fair market value per share of Class A common stock as of the sale date or, in the case of any option, not less than the product of the excess of fair market value per share as of the sale date over such option’s exercise price multiplied by the number of shares of Class A common stock issuable upon exercise of such option.

Plan Amendment and Termination. Our board of directors may suspend or terminate the 2015 Plan or any portion thereof at any time and may amend it from time to time in such respects as our board of directors may deem advisable, provided that no such amendment shall be made without stockholder approval to the extent such approval is required by law, agreement, or the rules of any exchange upon which the Class A common stock is listed. Further, no such amendment, suspension or termination shall materially impair the rights of participants under outstanding options without the consent of the affected participants and, excepting the circumstances discussed herein, no such amendment shall increase the number of securities that may be issued by the 2015 Plan without the approval of the holders of at least 80% of the preferred stock of the Company. As described above, the 2015 Plan will terminate as of the effective date of the 2020 Incentive Award Plan.

2020 Incentive Award Plan

In connection with this offering, our board of directors adopted, and our stockholders approved, the 2020 Incentive Award Plan, or the 2020 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2020 Plan are summarized below.

Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries, will be eligible to receive awards under the 2020 Plan. Following this offering, the 2020 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2020 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. Subject to the adjustment described in the following sentence, an aggregate of 35,000,000 shares of our Class A and Class B common stock are available for issuance under awards granted pursuant to the 2020 Plan, which shares may be authorized but unissued shares, treasury shares or shares purchased in the open market. This initial share reserve may be adjusted upwards to a number of shares of common stock equal to 8% of the number of shares of our outstanding Class A common stock and Class B common stock upon completion of this offering, which we expect will be equal to 32,845,680 shares of common stock, excluding any shares that may be issued by us upon exercise of the underwriters’ over-allotment option, on a fully diluted basis (i.e., including shares underlying equity awards, other than the Founders Awards). In addition, a number of shares equal to the shares underlying the Founders Awards (24,633,066 shares) will be added to the aggregate share limit under the 2020 Plan. Shares may be issued under the 2020 Plan as either Class A or Class B common stock. Notwithstanding anything to the contrary in the 2020 Plan, no more than 300,000,000 shares of our common stock (either Class A or Class B common stock) may be issued pursuant to the exercise of incentive stock options under the 2020 Plan.

The number of shares available for issuance will be increased by (i) the number of shares available under the 2015 Plan and the number of shares represented by awards outstanding under our 2015 Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, cancelled without having been fully experienced or forfeited following the effective date of the 2020 Plan, with the maximum number of shares to be added to the 2020 Plan equal to 24,362,562 shares, and (ii) an annual increase on the first day of each calendar year beginning January 1, 2021 and ending on and including January 1, 2030, equal to the lessor of (A) 5% of the aggregate number of shares of Class A and Class B common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors.

If an award under the 2020 Plan expires, lapses or is terminated, exchanged for or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2020 Plan. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the 2020 Plan or the 2015 Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the 2020 Plan or the 2015 Plan being exercised or purchased and/or creating the tax obligation) will become or again be available for award grants under the 2020 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2020 Plan will not reduce the shares available for grant under the 2020 Plan. However, the following shares may not be used again for grant under the 2020 Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2020 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2020 Plan. The 2020 Plan provides that, commencing with the calendar year following the calendar year in which the effective date of the 2020 Plan occurs, the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed the amount equal to $750,000.

Awards. The 2020 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, stock appreciation rights, or SARs, and cash awards. Certain awards under the 2020 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2020 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to individuals then owning more than 10% of the total combined voting power of all classes of our common stock), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to individuals then owning more than 10% of the total combined voting power of all classes of our common stock). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a

SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Settlement of RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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Other Stock or Cash Based Awards. Other stock or cash based awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of our Class A common stock; (20) regulatory achievements or compliance; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; and (31) year-end cash, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Certain Transactions. The plan administrator has broad discretion to take action under the 2020 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2020 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2020 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2020 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2020 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2020 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2020 Plan. Stockholder approval is not required for any amendment that “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2020 Plan after the tenth anniversary of the earlier of the date on which our stockholders approved the 2020 Plan or the date on which our board of directors adopted the 2020 Plan.

2020 Employee Stock Purchase Plan

In connection with the offering, our board of directors adopted, and our stockholders approved, the 2020 Employee Stock Purchase Plan, or ESPP. The material terms of the ESPP are summarized below.

Shares Available; Administration. We expect a total of 9,000,000 shares of our Class A common stock to be initially reserved for issuance under our ESPP. In addition, we expect that the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2021 and ending in 2030, by an amount equal to the lesser of: (i) 1% of the aggregate number of shares of Class A and Class B common stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our board of directors. In no event will more than 100,000,000 shares of our Class A common stock be available for issuance under the ESPP.

Our board of directors or a committee designated by our board of directors will have authority to interpret the terms of the ESPP and determine eligibility of participants. The compensation committee will be the administrator of the ESPP.

Eligibility. The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of our company and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase stock under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the ESPP.

Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant offering date. Directors who are not employees, as well as consultants, are not eligible to participate. Employees who choose to not participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Participation in an Offering. We intend for the ESPP to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the plan administrator. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP will permit participants to purchase our Class A common stock through payroll deductions of up to 15% of their eligible compensation, unless otherwise determined by the plan administrator, which will include a participant’s gross base compensation for services to us, including overtime payments, periodic bonuses, and sales commissions, and excluding one-time bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be 1,000 shares for an offering period and/or a purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our Class A common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant automatically will be granted an option to purchase shares of our Class A common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our Class A common stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period.

Participants may voluntarily end their participation in the ESPP at any time at least two weeks prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Class A common stock. Participation ends automatically upon a participant’s termination of employment.

Transferability. A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.

Certain Transactions. In the event of certain transactions or events affecting our Class A common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the 2020 Plan.

Plan Amendment; Termination. The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the ESPP in any manner that would be considered the adoption of a new plan within the meaning of Treasury regulation Section 1.423-2(c)(4), or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the equity and other compensation, termination, change in control and other arrangements discussed in the section titled “Executive and Director Compensation,” the following is a description of each transaction since January 1, 2017 and each currently proposed transaction which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Preferred Stock Financing

In August 2018, we entered into a purchase and recapitalization agreement with Silver Lake Partners V, L.P. In October 2018, the agreement was assigned by Silver Lake to its affiliate, SLP Geology Aggregator, L.P. Pursuant to the agreement, in October 2018, GoodRx Holdings, Inc. issued 126,045,531 shares of redeemable convertible preferred stock for an aggregate purchase price of approximately $748.8 million. In connection with the issuance of these redeemable convertible preferred stock, our existing shares of preferred stock of GoodRx Holdings, Inc. were converted into shares of common stock.

As holders of our redeemable convertible preferred stock, SLP Geology Aggregator, L.P. is entitled to specified registration rights. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Investor Rights Agreement

In October 2018, we entered into an amended and restated investor rights agreement with Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P., Idea Men, LLC, and SLP Geology Aggregator, L.P. These stockholders are entitled to rights with respect to the registration of their shares following this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Silver Lake Purchase Agreement

On September 13, 2020, we entered into a purchase agreement with Silver Lake, pursuant to which Silver Lake agreed to purchase, subject to customary closing conditions, $100.0 million of our Class A common stock in a private placement concurrent with or shortly after the completion of this offering, at a purchase price per share equal to the initial public offering price per share at which our Class A common stock is sold to the public in this offering. The sale of such shares will not be registered under the Securities Act. The closing of this offering is not conditioned upon the closing of the private placement.

The lock-up agreement that Silver Lake has entered into with the underwriters in connection with this offering will prohibit the sale of any shares of Class A common stock Silver Lake purchases in the private placement for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Stockholders Agreements

In October 2018, we entered into an amended and restated stockholders agreement with Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P., Idea Men, LLC, SLP Geology Aggregator, L.P., Douglas Hirsch, Trevor Bezdek, Scott Marlette and certain other stockholders. The agreement contains certain nomination rights to designate candidates for nomination to our board of directors, to appoint members to each board committee and to designate non-voting observers to the Board. The agreement also contains agreements among the parties, including transfer restrictions, tag-along rights, drag-along rights and rights of first refusal. In addition, the agreement contains certain negative covenants that require us to obtain the consent of Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P., SLP Geology Aggregator, L.P. and Idea Men, LLC before taking certain actions.

As a result of this offering, most of the provisions set forth in the amended and restated stockholders agreement that apply to us will terminate, including rights regarding the nomination, appointment and designation of members of our board of directors and board committees, transfer restrictions, tag-along rights, drag-along rights, rights of first refusal and negative covenants. Following this offering, we will continue to be required to maintain directors and officers indemnity insurance coverage reasonably satisfactory to the Board, indemnify and exculpate directors to the fullest extent permitted under applicable law and, at the request of Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P., SLP Geology Aggregator, L.P. or Idea Men, LLC, enter into a voting agreement pursuant to which the parties will agree to vote in favor of any directors nominated by such parties.

In connection with this offering, we intend to enter into a new stockholders agreement, or the stockholders agreement, with SLP Geology Aggregator, L.P., Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P. and Idea Men, LLC, or the parties to our stockholders agreement, granting them certain board designation rights so long as they maintain a certain percentage of ownership of our outstanding common stock. This stockholders agreement will require us to, among other things, nominate a number of individuals for election as our directors at any meeting of our stockholders, designated by SLP Geology Aggregator, L.P. (each such individual a “Silver Lake Designee”), Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. (each such individual a “Francisco Partners Designee”), Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P., and Spectrum VII Co-Investment Fund, L.P. (each such individual a “Spectrum Designee”) and Idea Men, LLC (each such individual a “Idea Men Designee,” and together with the Silver Lake Designee, Francisco Partners Designee and Spectrum Designee, the “Stockholder Designees”), such that, upon the election of such individual and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of: (A) Silver Lake Designees serving as directors will be equal to (i) three (3) directors, if certain affiliates of Silver Lake continue to beneficially own at least 20% of the aggregate number of shares of common stock outstanding immediately following this offering and the private placement, (ii) two (2) directors, if certain affiliates of Silver Lake continue to beneficially own less than 20% but more than 10% of the aggregate number of shares of common stock outstanding immediately following this offering and the private placement or (iii) one (1) director, if certain affiliates of Silver Lake continue to beneficially own less than 10% but more than 5% of the aggregate number of shares of common stock outstanding immediately following this offering and the private placement; (B) Francisco Partners Designees serving as directors will be equal to (i) two (2) directors, if certain affiliates of Francisco Partners continue to beneficially own at least 10% of the aggregate number of shares of common stock outstanding immediately following this offering and the private placement, or (ii) one (1) director, if certain affiliates of Francisco Partners continue to beneficially own less than 10% but more than 5% of the aggregate number of shares of common stock outstanding immediately following this offering and the private placement; (C) Spectrum Designees serving as directors will be equal to one (1) director, if certain affiliates of Spectrum continue to beneficially own at least 5% of the aggregate number of shares of common stock outstanding immediately following this offering and the private placement; and (D) Idea Men Designees serving as directors will be equal to two (2) directors, if Idea Men, LLC continues to beneficially own at least 5% of the aggregate number of shares of common stock outstanding immediately following this offering and the private placement provided that the Idea Men Designees shall be Trevor Bezdek, for so long as Trevor Bezdek serves as our Chief Executive Officer or Co-Chief Executive Officer, and Douglas Hirsch, for so long as Douglas Hirsch serves as our Chief Executive Officer or Co-Chief Executive Officer.

Each party to our stockholders agreement will also agree to vote, or cause to vote, all of their outstanding shares of our Class A common stock and Class B common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause (i) the election of the Silver Lake Designees, Francisco Partners Designees, Spectrum Designee and Idea Men Designees and (ii) the election of two (2) directors who are not affiliated with any party to our stockholders agreement and who satisfy the standards of independence established for independent directors under the rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act.

In addition, pursuant to the stockholders agreement, if Idea Men, LLC continues to beneficially own at least 5% of the aggregate number of outstanding shares of common stock at any time that the number of Silver Lake Designees, Francisco Partners Designees or the Spectrum Designee is decreased pursuant to the terms above, then the number of Idea Men Designees serving as directors will be increased on a one to one basis. For so long as each of Silver Lake and Francisco Partners continue to maintain at least one (1) director as Silver Lake Designees and Francisco Partners Designees, respectively, Idea Men, LLC shall not nominate a director to fill a vacancy caused by a decrease in the number of Silver Lake Designees or Francisco Partners Designees, or by the removal of the Spectrum Designee, pursuant to the terms above without the consent of each of Silver Lake and Francisco Partners.

If the number of individuals that Silver Lake, Francisco Partners, Spectrum or Idea Men, LLC have the right to designate is decreased because of the decrease in its in ownership, then the corresponding Silver Lake Designee, Francisco Partners Designee, Spectrum Designee or Idea Men Designee will immediately tender his or her resignation for consideration by our board of directors and, unless a majority of our board of directors agrees that such director shall not resign following the decrease, such director shall resign within thirty (30) days. The last remaining Silver Lake Designee, Francisco Partners Designee, Spectrum Designee or Idea Men Designee may remain on our board of directors through the end of his or her then current term; provided, that a director may resign at any time regardless of the period of time left in his or her then current term.

Each party to our stockholders agreement will also agree, subject to certain limited exceptions, to certain limitations on their ability to sell or transfer any shares of common stock during the three-year period following this offering. For example, each party must generally provide written notice to the other parties prior to exercising registration rights or making any transfer of such party’s shares. Following such notice, each other party shall have the ability to participate in the contemplated transaction on a pro rata basis. These restrictions on transfer terminate with respect to each party on the earlier of the three-year period following the closing of this offering or the time at which such party beneficially owns less than 5% of the shares of common stock outstanding and does not have a director designee on our board of directors.

Disposition Agreement

In October 2018, we entered into an amended and restated disposition agreement with Francisco Partners IV, L.P., Spectrum Equity VII, L.P., SLP Geology Aggregator L.P., Idea Men, LLC, Douglas Hirsch, Trevor Bezdek and Scott Marlette. The agreement restricts the ability of Idea Men, LLC, Douglas Hirsch, Trevor Bezdek and Scott Marlette from selling or transferring their equity interests in us or issuing equity or debt without first obtaining the written consent of certain of Francisco Partners IV, L.P., Spectrum Equity VII, L.P., SLP Geology Aggregator L.P. The amended and restated disposition agreement will terminate by its terms in connection with the completion of this offering.

Services Agreement

In October 2018, we entered into a services agreement with Silver Lake Management Company V, L.L.C., or SLMC. Pursuant to the agreement, SLMC may render to us or any of our affiliates, by and through itself and its affiliates, each as an independent contractor, monitoring, advisory and consulting services, among others.

Pursuant to the agreement, we also granted SLMC a non-exclusive license to use our trademarks and logos in connection with the describing SLMC’s relationship with us. No services have been rendered to us pursuant to this agreement, and we have not paid any management fees to SLMC to date.

Other Transactions

We have granted options to our executive officers and certain of our directors as more fully described in the section entitled “Executive and Director Compensation.”

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price per share up to 5% of the shares of Class A common stock offered by this prospectus, to certain individuals through a directed share program, including our directors, employees and certain other individuals identified by management.

Indemnification Agreements

We have entered into, and plan on entering into, indemnification agreements with each of our directors and executive officers. See “Description of Capital Stock—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, which became effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of July 31, 2020, and as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering and the sale of Class A common stock in the private placement, assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our outstanding shares of Class A or Class B common stock; and

•	each of the selling stockholders.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares beneficially owned by them, subject to any applicable community property laws.

Applicable percentage ownership before the offering and the private placement is based on 356,660,837 shares of our common stock outstanding as of July 31, 2020 after giving effect to the Preferred Stock Conversion. Applicable percentage ownership after the offering and the private placement assumes the sale of 34,615,384 shares of our Class A common stock in this offering (including 284,536 shares to be issued upon exercise of options by certain selling stockholder sin connection with the sale of such shares in this offering) and 3,030,303 shares of our Class A common stock in the private placement, which is based on the initial public offering price of $33.00 per share, after giving further effect to the filing and effectiveness of our amended and restated certificate of incorporation and the Class B Reclassification.

In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or would become exercisable or would vest based on service-based vesting conditions within 60 days of July 31, 2020. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. The table below excludes any purchases that may be made through our directed share program or otherwise in this offering. See “Underwriting—Directed Share Program.” Unless otherwise indicated, the address of each beneficial owners in the table below is c/o GoodRx Holdings, Inc., 233 Wilshire Blvd., Suite 990, Santa Monica, CA 90401.

	Beneficial Ownership Before the Offering and Private Placement					Beneficial Ownership After the Offering and Private Placement
	Common Stock		% of Total Voting Power Before the Offering	% of Total Common Stock Beneficially Owned	Class A Common Stock to be Sold in the Offering	Class A Common Stock		Class B Common Stock		% of Total Voting Power After the Offering(1)	% of Total Common Stock Beneficially Owned
	Shares	%				Shares	%	Shares	%
Name of Beneficial Owner
5% Stockholders:
Entities affiliated with Silver Lake(2)	126,045,531	35.3	35.3	35.3	—	3,030,303	8.0	126,045,531	36.5	36.2	33.7
Entities affiliated with Francisco Partners(3)	84,700,550	23.7	23.7	23.7	—	—	—	84,700,550	24.5	24.2	22.1
Entities affiliates with Spectrum(4)	54,945,075	15.4	15.4	15.4	6,800,000	—	—	48,145,075	13.9	13.8	12.6
Idea Men, LLC(5)	63,866,100	17.9	17.9	17.9	3,773,585	—	—	60,092,515	17.4	17.2	15.7

	Beneficial Ownership Before the Offering and Private Placement					Beneficial Ownership After the Private Placement
	Common Stock		% of Total Voting Power Before the Offering	% of Total Class A and Class B Common Stock Beneficially Owned	Class A Common Stock to be Sold in the Offering	Class A Common Stock		Class B Common Stock		% of Total Voting Power After the Offering(1)	% of Total Class A and Class B Common Stock Beneficially Owned
	Shares	%				Shares	%	Shares	%
Name of Beneficial Owner

Named Executive Officers and Directors:
Christopher Adams	—	—	—	—	—	—	—	—	—	—	—
Trevor Bezdek(6)	4,500,000	1.3	1.3	1.3	—	—	—	4,500,000	1.3	1.3	1.2
Julie Bradley	—			—	—	—	—	—	—	—	—
Dipanjan Deb	—	—	—	—	—	—	—	—	—	—	—
Douglas Hirsch(7)	4,500,000	1.3	1.3	1.3	—	—	—	4,500,000	1.3	1.3	1.2
Adam Karol	—	—	—	—	—	—	—	—	—	—	—
Jacqueline Kosecoff(8)	567,590	*	*	*	—	240,871	*	326,719	*	*	*
Stephen LeSieur	—	—	—	—	—	—	—	—	—	—	—
Gregory Mondre	—	—	—	—	—	—	—	—	—	—	—
Agnes Rey-Giraud(9)	579,055	*	*	*	—	194,685	*	384,370	*	*	*
Andrew Slutsky(10)	3,943,758	1.1	1.1	1.1	218,868	168,333	*	3,556,557	1.0	1.0	1.0
Babak Azad (11)	137,500	*	*	*	—	137,500	*	—	—	*	*
All Executive Officers and Directors as a Group (14 individuals)(12):	14,346,653	4.0	4.0	4.0	218,868	860,139	2.3	13,267,646	3.8	3.8	3.7

Other Selling Stockholders:
Matthew Mohebbi(13)	1,554,315	*	*	*	10,000	1,284,315	3.4	260,000	*	*	*
Thomas Goetz(14)	1,580,771	*	*	*	15,000	1,565,671	4.2	100	*	*	*
Certain General and Administrative Department Employees(15)	1,334,574	*	*	*	21,667	152,558	*	1,160,349	*	*	*
Certain Product Development Department Employees(15)	385,496	*	*	*	73,975	292,971	*	18,550	*	*	*
Certain Software Engineer Employees(15)	295,312	*	*	*	26,667	147,812	*	120,833	*	*	*
Certain Engineering Manager Employees(15)	190,676	*	*	*	20,195	112,623	*	57,858	*	*	*
Certain Other Engineering Employees(15)	229,216	*	*	*	28,909	175,623	*	24,684	*	*	*
Certain Engineering Director Employees(15)	331,822	*	*	*	17,761	87,811	*	226,250	*	*	*
Certain Senior Software Engineer Employees(15)	502,603	*	*	*	63,121	334,432	*	105,050	*	*	*
Certain Other Research and Development Employees(15)	337,652	*	*	*	57,377	236,276	*	43,999	*	*	*
Certain Sales and Marketing Department Employees(15)	1,348,777	*	*	*	65,532	274,355	*	1,008,890	*	*	*

*	Less than 1%.
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 10 votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Common Stock—Voting Rights” for additional information about the voting rights of our Class A common stock and Class B common stock.

(2)

Represents (i) 126,045,531 shares of common stock held by SLP Geology Aggregator, L.P. and (ii) 3,030,303 shares of common stock that will be issued and purchased by Silver Lake in connection with the private placement, which is based on the initial public offering price of $33.00 per share after giving further effect to the filing and effectiveness of our amended and restated certificate of incorporation and the Class B Reclassification. Each of SLP Geology GP, L.L.C., as the general partner of SLP Geology Aggregator, L.P.; Silver Lake Technology Associates V, L.P., as the managing member of SLP Geology GP, L.L.C.; SLTA V (GP), L.L.C., as the general partner of Silver Lake Technology Associates V, L.P.; and Silver Lake Group, L.L.C., as the managing member of SLTA V (GP), L.L.C. may be deemed to share voting and dispositive power over the shares of Class A common stock held by SLP Geology Aggregator, L.P. Silver Lake is controlled by Michael Bingle, Egon Durban, Kenneth Hao, Gregory Mondre and Joseph

Osnoss. Adam Karol is a managing director at Silver Lake Technology Management, LLC. Each of Mr. Mondre and Mr. Karol are a member of our board of directors. Each of Mr. Mondre, Mr. Karol, Mr. Bingle, Mr. Durban, Mr. Hao and Mr. Osnoss disclaim beneficial ownership of any of the Class B common stock held by the entities affiliated with Silver Lake, except to the extent of their pecuniary interest. The address for each of the entities referenced above is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(3)

Represents 56,420,750 shares of common stock held by Francisco Partners IV, L.P. and 28,279,800 shares of common stock held by Francisco Partners IV-A, L.P. Francisco Partners GP IV, L.P. is the general partner of each of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. Francisco Partners GP IV Management Limited is the general partner of Francisco Partners GP IV, L.P. Francisco Partners Management, L.P. serves as the investment manager for each of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. Voting and disposition decisions at Francisco Partners Management, L.P. with respect to the shares of Class B common stock held by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. are made by an investment committee, the members of which include Dipanjan Deb, who is a member of our board of directors. Christopher Adams is a partner at Francisco Partners. Each of Mr. Adams, Mr. Deb and each of the members of the investment committee disclaims beneficial ownership of any of the Class B common stock held by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., except to the extent of their pecuniary interest. The address for each of these entities is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129.

(4)

Represents 54,798,400 shares of common stock held by Spectrum Equity VII, L.P., the general partner of which is Spectrum Equity Associates VII, L.P., 93,800 shares held by Spectrum VII Investment Managers’ Fund, L.P. and 52,875 shares held by Spectrum VII Co-Investment Fund, L.P. The general partner of each of Spectrum Equity Associates VII, L.P., Spectrum VII Investment Managers’ Fund, L.P. and Spectrum VII Co-Investment Fund, L.P. is SEA VII Management, LLC. Brion B. Applegate, Christopher T. Mitchell, Victor E. Parker, Jr., Benjamin C. Spero, Ronan Cunningham, Peter T. Jensen, Stephen M. LeSieur, Brian Regan and Michael W. Farrell may be deemed to share voting and dispositive power over the shares of Class B common stock held by Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P. and Spectrum VII Co-Investment Fund, L.P. Mr. LeSieur is a member of our board of directors. Each of these individuals disclaims beneficial ownership of any of the common stock held by Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P. and Spectrum VII Co-Investment Fund, L.P., except to the extent of their pecuniary interest. The address for each of these entities is 140 New Montgomery Street, 20th Floor, San Francisco, CA 94105.

(5)

Scott Marlette, Douglas Hirsch and Trevor Bezdek are the managing members of Idea Men, LLC. Mr. Hirsch and Mr. Bezdek are members of our board of directors and our co-chief executive officers. Each of these individuals disclaims beneficial ownership of any shares of the Class A common stock and Class B common stock held by Idea Men, LLC, except to the extent of their pecuniary interest. The address for Idea Men, LLC is 8605 Santa Monica Blvd., Ste 30736, West Hollywood, CA 90069.

(6)

Represents 4,500,000 shares of our common stock held by The Bezdek Family Irrevocable Trust, for which J.P. Morgan Trust Company of Delaware serves as trustee. Does not include shares issuable in connection with the Founders Awards.

(7)

Represents 4,500,000 shares of our common stock held by The Hirsch Family Irrevocable Trust, for which J.P. Morgan Trust Company of Delaware serves as trustee. Does not include shares issuable in connection with the Founders Awards.

(8)

Represents (i) 326,719 shares of our common stock directly held by Ms. Kosecoff and (ii) 240,871 shares of our Class A common stock that are currently exercisable or would be exercisable within 60 days of July 31, 2020.

(9)

Represents (i) 384,370 shares of our common stock held by the ARG Family Legacy Trust #1, for which Ms. Rey-Giraud serves as trustee and (ii) 194,685 shares of our common stock underlying options to purchase common stock that are currently exercisable or would be exercisable within 60 days of July 31, 2020. Following the offering, these options will be exercisable for shares of our Class A common stock.

(10)

Represents (i) 3,775,425 shares of our common stock and (ii) 168,333 shares of our common stock underlying options to purchase common stock that are currently exercisable or would be exercisable within 60 days of July 31, 2020. Following the offering, these options will be exercisable for shares of our Class A common stock.

(11)

Represents 137,500 shares of our common stock underlying options to purchase common stock that are currently exercisable or would be exercisable within 60 days of July 31, 2020. Following the offering, these options will be exercisable for shares of our Class A common stock.

(12)

Represents (i) 13,486,514 shares of our common stock and (ii) 860,139 shares of our common stock underlying options to purchase common stock that are currently exercisable or would be exercisable within 60 days of July 31, 2020. Following the offering, these options will be exercisable for shares of our Class A common stock.

(13)

Represents (i) 270,000 shares of our common stock and (ii) 1,284,315 shares of our common stock underlying options to purchase common stock that are currently exercisable or would be exercisable within 60 days of July 31, 2020. Following the offering, these options will be exercisable for shares of our Class A common stock.

(14)

Represents (i) 100 shares of our common stock and (ii) 1,580,671 shares of our common stock underlying options to purchase common stock that are currently exercisable or would be exercisable within 60 days of July 31, 2020. Following the offering, these options will be exercisable for shares of our Class A common stock.

(15)

Consists of selling stockholders not otherwise listed in this table who within the groups indicated collectively own less than 1% of our common stock. Includes the number of shares that such selling stockholders have the right to acquire pursuant to options that may be exercised within 60 days of July 31, 2020. Following the offering, these options will be exercisable for shares of our Class A common stock.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our Class A common stock, Class B common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Upon the closing of this offering, our authorized capital stock will consist of 2,000,000,000 shares of Class A common stock, par value of $0.0001 per share, 1,000,000,000 shares of Class B common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share.

As of June 30, 2020 after giving effect to (i) the Preferred Stock Conversion, (ii) the filing and effectiveness of our amended and restated certificate of incorporation and (iii) the Class B Reclassification, there were no shares of our Class A common stock outstanding, 356,484,974 shares of our Class B common stock outstanding, held by approximately 127 stockholders of record, and no shares of our preferred stock outstanding.

Common Stock

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to declare and pay dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to 10 votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Following this offering, the holders of our outstanding Class B common stock will hold 98.9% of the voting power of our outstanding capital stock. Nine stockholders will hold 94.0% of the voting power in the aggregate. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

(1)

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

(2)

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of the voting power of our outstanding capital stock can elect all of the directors then standing for election. Our amended and restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock, Class B common stock and any participating preferred stock outstanding at that time, subject to the prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any shares of preferred stock outstanding at that time, and unless disparate or different treatment of the shares of each class of common stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class.

Change of Control Transactions

In the case of any distribution or payment in respect of the shares of our Class A common stock or Class B common stock upon a merger or consolidation with or into any other entity, or other substantially similar transaction, the holders of our Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them; provided, however, shares of each class may receive, or have the right to elect to receive, different or disproportionate consideration if the only difference in the per share consideration is that the shares to be distributed to a holder of a share Class B common stock have 10 times the voting power of any securities distributed to a holder of a share of Class A common stock.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the closing of this offering, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members, as well as affiliates, subject to certain exceptions. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.

All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the date that is the earlier of (i) seven years from the filing and effectiveness of our amended and restated certificate of incorporation in connection with this offering and (ii) the first date the aggregate number of outstanding shares of Class B common stock ceases to represent at least 10% of the aggregate number of outstanding shares of our common stock. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into Class A common stock, the Class B common stock may not be reissued.

Preferred Stock

Pursuant to the provisions of our amended and restated certificate of incorporation, each currently outstanding share of redeemable convertible preferred stock will be converted into one share of Class A common stock effective upon the completion of this offering. Following this offering, no shares of convertible preferred stock will be outstanding.

Following the completion of this offering and the private placement, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers (including voting powers), preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Class A common stock

Options

As of June 30, 2020, we had options to purchase an aggregate of 24,041,027 shares of our Class A common stock, with a weighted-average exercise price of approximately $4.81 per share, outstanding under our 2015 Plan, of which 9,069,002 shares were vested of that date. In connection with the sale of shares by certain selling stockholders in this offering, 284,536 shares of our Class A common stock will be issued upon exercise of options by such selling stockholders. In addition, we recently approved the grant of IPO Options to purchase 881,250 shares of our Class A common stock, which will become effective immediately following the determination of the initial public offering price per share of our Class A common stock, and will have a per share exercise price equal to the initial public offering price of $33.00 per share. For more information regarding the IPO Options, please see “Executive and Director Compensation.”

Restricted Stock Awards

As of June 30, 2020, we had 1,878,588 shares of our Class B common stock subject to restricted stock awards, or RSAs, with a weighted-average grant date value of $3.88 per share. The RSAs vest over four years and are subject to a repurchase option that entitles us to repurchase any unvested shares at a price per share equal to $0.002 per share if the holder is no longer employed by us during the four year vesting period. As of June 30, 2020, 469,647 shares subject to the RSAs had vested.

Restricted Stock Units

We recently approved the Founders Awards, which include RSUs settleable for 24,633,066 shares of our Class B common stock and that will be effective upon the completion of this offering. In addition, our board of directors approved IPO RSUs covering an aggregate of 917,750 shares of our Class A common stock. The IPO RSUs will become effective on the completion of this offering. Of these IPO RSUs, one of our directors, Julie Bradley, will receive two RSU awards covering an aggregate of 22,500 shares of our Class A common stock. For more information regarding the Founders Awards and IPO RSUs, please see “Executive and Director Compensation.” Further, our board of directors has approved Acquisition RSUs with a value of $1.0 million, representing 30,303 shares of our Class A common stock based on the initial public offering price of $33.00 subject to the Acquisition RSUs.

Registration Rights

Our amended and restated investor rights agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include, among others, (1) the shares of our common stock issued upon the conversion of shares of our redeemable convertible preferred stock, (2) the shares of our common stock held or acquired by such parties and (3) any shares of common stock issued as a dividend or other distribution to or in exchange for or in replacement of the shares referenced in clause (1) and (2). The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the amended and restated investor rights agreement, we will pay expenses relating to such registrations, including up to $50,000 of the reasonable fees and disbursements of one counsel for the participating holders, and the holders will pay among other things all underwriting discounts and commissions relating to the sale of their shares. The amended and restated investor rights agreement also includes customary indemnification and procedural terms.

These registration rights terminate upon the earlier of (1) the closing of a deemed liquidation event, which includes (i) certain mergers, reorganizations or consolidations, (ii) the sale or other disposition of all or substantially all of our assets, or (iii) any other transaction to which at least 50% of our voting securities or assets are transferred, or (2) as to any given holder of such registration rights, at such time following this offering when all of the registrable securities of such holder, together with any registrable securities held by affiliates of such holder, can be sold without restriction under SEC Rule 144.

Following the completion of this offering and the private placement, the holders of an aggregate of 318,983,671 shares of our Class B common stock and 3,030,303 shares of our Class A common stock, which together represents 84.0% of our outstanding shares of common stock after the offering and the private placement, are entitled to the registration rights pursuant to the amended and restated investor rights agreement.

Demand Registration Rights

Following the completion of this offering and the private placement, the holders of an aggregate of 258,891,156 shares of our Class B common stock and 3,030,303 shares of our Class A common stock, which together represents 68.3% of our outstanding shares of common stock after the offering and the private placement, will be entitled to certain demand registration rights. At any time beginning six months after the effective date of the registration statement for this offering, the parties may request that we prepare and file a registration to register their registrable securities. Following such a request, we will notify other holders with such rights as to the requested registration and, as soon as practicable, but in any event no more than 90 days, effect such registration. We are obligated to effect only one such registration per investor group. If we determine that it would be detrimental to us and our stockholders to effect a requested registration, we may postpone such registration, not more than once in any 12-month period, for a period of up to 120 days.

The foregoing demand registration rights are subject to a number of additional exceptions and limitations.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, the stockholders party to the amended and restated investors’ rights agreement will be entitled to certain “piggyback” registration rights, entitling them to notice of the registration and allowing them to include their registrable securities in such registration. These rights will apply whenever we propose to file a registration statement under the Securities Act other than with respect to (1) a registration related to the sale of securities to employees pursuant to a stock option, stock purchase or similar plan, (2) a registration relating to an SEC Rule 145 transaction, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities, or (4) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered.

S-3 Registration Rights

Following the completion of this offering and the private placement, the holders of an aggregate of 318,983,671 shares of our Class B common stock and 3,030,303 shares of our Class A common stock, which together represents 84.0% of our outstanding shares of common stock after the offering and the private placement, will be entitled to certain Form S-3 registration rights. One or more holders of these shares may request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $5.0 million. Following such a request, we will notify the other holders with such rights as to the requested registration and, as soon as practicable, but in any event within 60 days, effect such registration. These holders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect such a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request.

In addition, from time to time when a registration on Form S-3 is effective, the holders may request that we facilitate a shelf takedown of all or a portion of their shares. We will not be required to effect such a registration on Form S-3 if we have effected four such registrations within the 12-month period preceding the date of the request. We are also not required to effect more than one shelf takedown in any 90-day period.

In each case described above, if we determine that it would be detrimental to us and our stockholders to effect such a registration, we may postpone such registration, not more than once in any 12-month period, for a period of up to 120 days. The foregoing Form S-3 and shelf takedown rights are subject to a number of additional exceptions and limitations.

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

Our amended and restated certificate of incorporation will contain a provision opting out of Section 203 of the Delaware General Corporation Law. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, consolidation involving us and the “interested stockholder” or other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is any entity or person who, together with that entity’s or person’s affiliates and associates, owns or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a period of three years. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that the parties to our stockholders agreement and any of their respective affiliates, and any group as to which such persons are a party, will not be deemed to be “interested stockholders” for purposes of this provision.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Dual Class Stock

As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a dual class common stock structure, which will provide holders of our Class B common stock with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Classified Board

Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority of the voting power of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, that at any time when the holders of our Class B common stock no longer beneficially own, in the aggregate, at least the majority of the voting power of our outstanding capital stock entitled to vote generally in the election of directors, directors may only be removed for cause and upon upon the affirmative vote of a majority of the voting power of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer. See “Management—Board Composition.”

Board of Directors Vacancies

Subject to the rights of the holders of any series of preferred stock to elect directors and the right granted pursuant to the stockholders agreement, our amended and restated certificate of incorporation and amended and restated bylaws will authorize our board of directors to fill vacant directorships, including newly created seats, and the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that at any time when the holders of our Class B common stock no longer beneficially own, in the aggregate, at least the majority of the voting power of our outstanding capital stock, our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated certificate of incorporation will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer or our Co-Chief Executive Officers, as applicable, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions will not apply to the parties to our stockholders agreement so long as the stockholders agreement remains in effect. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

Amendments to certain provisions of our amended and restated certificate of incorporation will require the approval of 66 2/3% of the voting power of our outstanding capital stock, voting as a single class. In addition, for so long as any shares of our Class B common stock remain outstanding, the approval of 66 2/3% of the voting power of our outstanding shares of Class B common stock, voting as a separate class, will be required to amend the provisions of our amended and restated certificate of incorporation relating to the terms of our Class A common stock or Class B common stock. Our amended and restated bylaws will provide that approval of stockholders holding 66 2/3% of the voting power of our outstanding capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 50,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the fullest extent permitted from time to time by Delaware law, renounce any interest or expectancy that we otherwise would have in, all rights to be offered an opportunity to participate in, any business opportunity that are from time to time may be presented to SLP Geology Aggregator, L.P., Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P. and Idea Men, LLC or their affiliates (other than us and our subsidiaries), and any of their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries (each such person, an “exempt person”). Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no exempt person will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our subsidiaries now engage or propose to engage or (2) otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, if an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our subsidiaries, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries and such exempt person may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation or its subsidiaries unless (1) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with the amended and restated certificate of incorporation, (2) we or our subsidiaries, at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we or our subsidiaries have an interest or expectancy in such transaction or opportunity, and (4) such transaction or opportunity would be in the same or similar line of our or our subsidiaries’ business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers will be indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Listing

Our Class A common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “GDRX.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A common stock, and no predictions can be made about the effect, if any, that market sales of our Class A common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our Class A common stock in the public market, the issuance of shares upon exercise of options or settlement of RSUs, or the perception that such sales or issuances may occur, could adversely affect the market price of our Class A common stock and could impair our ability to raise capital through future sales of our securities. Furthermore, although our Class A common stock has been approved for listing on the Nasdaq Global Select Market, we cannot assure you that there will be an active public trading market for our Class A common stock.

Upon the closing of this offering and the private placement, based on the number of shares of our capital stock outstanding as of June 30, 2020 after giving effect to (i) the Preferred Stock Conversion, (ii) the filing and effectiveness of our amended and restated certificate of incorporation, (iii) the Class B Reclassification and (iv) the conversion of 10,908,121 shares of our Class B common stock held by certain selling stockholders into an equivalent number of our Class A common stock upon the sale by the selling stockholders in this offering, we will have a total of 37,645,687 shares of our Class A common stock outstanding and 345,576,853 shares of our Class B common stock outstanding. This includes 34,615,384 shares that we and the selling stockholders are selling in this offering, as well as the issuance of 284,536 shares of our Class A common stock upon the exercise of options by certain selling stockholders in connection with the sale of such shares in this offering, which shares may be resold in the public market immediately following this offering, and assumes no additional exercise of outstanding options. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer.

The remaining outstanding shares of our Class A common stock and Class B common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Lock-Up Arrangements

We and all directors, officers and the holders of substantially all of our outstanding common stock and stock options have agreed that, without the prior written consent of at least three of the representatives on behalf of the underwriters, subject to certain exceptions, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, or the restricted period, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, (ii) file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; provided, however, that with respect to each of our non-executive employees that have agreed to the lock-up restrictions described above, if (a)(1) we have filed our first quarterly report on Form 10-Q, or the first filing date, and (2) the last reported closing price of the Class A common stock on the NASDAQ Global Select Market is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus, or the IPO price, for 10 out of the 15 consecutive trading days ending on the first filing date, then 20% of the lock-up party’s shares of common stock that are subject to the restricted period will be automatically released from such restrictions immediately prior to the opening of trading on the NASDAQ Global Select Market on the second trading day following the first filing date, which percentage shall be calculated based on the number of shares of common stock subject to the restricted period that are held by such lock-up party as of the first filing date; and/or (b)(1) we have filed our second quarterly report on Form 10-Q or our first annual report on Form 10-K, or the second filing date, and (2) the last reported closing price is at least 33% greater than the IPO price for 10 out of the 15 consecutive trading days ending on the second filing date, then 30% of the lock-up party’s shares of common stock that are subject to the restricted period will be automatically released from such restrictions immediately prior to the opening of trading on the NASDAQ Global Select Market on the second trading day following the second filing date, which percentage shall be calculated based on the number of shares of common stock subject to the restricted period that are held by such lock-up party as of the second filing date. The lock-up arrangements described above are subject to a number of exceptions, including sales of shares on the open market to cover taxes or estimated taxes due as a result of vesting or settlement of restricted stock units, which we estimate could result in transfers of 13,826 shares of Class A common stock (excluding any shares related to the Founder Awards) during the restricted period based on the initial public offering price of $33.00 per share. The shares of common stock and other securities subject to the lock-up arrangements described above may only be released with the consent of at least three of the representatives, in their sole discretion.

Upon the expiration of the restricted period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriters.”

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described in this prospectus, within any three-month period, a number of shares of common stock that does not exceed the greater of:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal 376,457 shares of our Class A common stock immediately after this offering (including the issuance of 284,536 shares of our Class A common stock upon the exercise of options by certain selling stockholders in connection with the sale of such shares in this offering and the private placement); or

•	the average weekly trading volume in shares of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our Class A common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our Class A common stock and Class B common stock subject to outstanding options and common stock issuable under our equity incentive plans and employee stock purchase plan. We expect to file the registration statement covering shares offered pursuant to our plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering and the private placement, the holders of 3,030,303 shares of our Class A common stock and 318,983,671 shares of our Class B common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal tax purposes created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not currently expect to pay any cash dividends on our Class A common stock. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our Class A common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC	8,709,877
Goldman Sachs & Co. LLC	7,776,009
J.P. Morgan Securities LLC	4,748,533
Barclays Capital Inc.	3,730,991
BofA Securities, Inc.	1,245,158
Citigroup Global Markets Inc.	1,245,158
Credit Suisse Securities (USA) LLC	1,245,158
RBC Capital Markets, LLC	1,245,158
UBS Securities LLC	1,245,158
Cowen and Company, LLC	622,579
Deutsche Bank Securities Inc.	622,579
Evercore Group L.L.C.	622,579
Citizens Capital Markets, Inc.	233,467
KKR Capital Markets LLC	233,467
LionTree Advisors LLC	233,467
Raymond James & Associates, Inc.	233,467
SVB Leerink LLC	233,467
Academy Securities, Inc.	97,278
Loop Capital Markets LLC	97,278
R. Seelaus & Co., LLC	97,278
Samuel A. Ramirez & Company, Inc.	97,278

Total	34,615,384

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The offering of the shares by the underwriters is subject to the underwriters’ right to reject any order in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.10088 per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 5,192,307 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

		Total
	Per Share	No Exercise	Full Exercise
Initial public offering price	$33.0000	$1,142,307,672	$1,313,653,803
Underwriting discounts and commissions	$1.8348	$63,512,307	$73,039,151
Proceeds, before expenses, to us	$31.1652	$729,973,972	$891,793,258
Proceeds, before expenses, to the selling stockholders	$31.1652	$348,821,394	$348,821,394

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $5.5 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority and expenses incurred in connection with the directed share program. The underwriters have agreed to reimburse us for certain out-of-pocket expenses incurred by us in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

Our Class A common stock has been approved for listing on the Nasdaq Global Select Market under the trading symbol “GDRX.”

We and all directors, officers and the holders of substantially all of our outstanding common stock and stock options have agreed that, without the prior written consent of at least three of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, or the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of at least three of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

With respect to each of our non-executive officer employees that have agreed to the lock-up restrictions described above, if (a)(1) we have filed our first quarterly report on Form 10-Q, or the first filing date, and (2) the last reported closing price of the Class A common stock on the NASDAQ Global Select Market is at least 33%

greater than the initial public offering price per share set forth on the cover page of this prospectus, or the IPO price, for 10 out of the 15 consecutive trading days ending on the first filing date, then 20% of the lock-up party’s shares of common stock that are subject to the restricted period will be automatically released from such restrictions immediately prior to the opening of trading on the NASDAQ Global Select Market on the second trading day following the first filing date, which percentage shall be calculated based on the number of shares of common stock subject to the restricted period that are held by such lock-up party as of the first filing date; and/or (b)(1) we have filed our second quarterly report on Form 10-Q or our first annual report on Form 10-K, or the second filing date, and (2) the last reported closing price is at least 33% greater than the IPO price for 10 out of the 15 consecutive trading days ending on the second filing date, then 30% of the lock-up party’s shares of common stock that are subject to the restricted period will be automatically released from such restrictions immediately prior to the opening of trading on the NASDAQ Global Select Market on the second trading day following the second filing date, which percentage shall be calculated based on the number of shares of common stock subject to the restricted period that are held by such lock-up party as of the second filing date. For the avoidance of doubt, the automatic releases described above shall not apply to Douglas Hirsch, Trevor Bezdek, Kastern Voermann, Andrew Slutsky, Babak Azad or Bansi Nagji. In the aggregate, our non-executive employees held 6,396,248 shares of our Class B common stock as of June 30, 2020.

The lock-up restrictions described above do not apply to us with respect to certain transactions, including in connection with (a) the shares of Class A common stock to be sold pursuant to the terms of the underwriting agreement; (b) the issuance of shares of common stock upon the exercise of an option or warrant, in connection with the vesting and/or settlement of a restricted stock unit award, or the conversion of a security outstanding on the date of the underwriting agreement and described in this prospectus; (c) the grant of compensatory equity-based awards, and/or the issuance of shares of our common stock with respect thereto, made pursuant to compensatory equity-based plans disclosed in this prospectus; (d) any shares of our common stock issued pursuant to any non-employee director compensation plan or program disclosed in this prospectus; (e) the purchase of shares of our common stock pursuant to employee stock purchase plans disclosed in this prospectus; (f) the filing of a registration statement on Form S-8 to register common stock issuable pursuant to any employee benefit plans, qualified stock option plans or other employee compensation plans, described in this prospectus; (g) common stock or any securities convertible into, or exercisable or exchangeable for, common stock, or the entrance into an agreement to issue common stock or any securities convertible into, or exercisable or exchangeable for, common stock, in connection with any merger, joint venture, strategic alliances, commercial or other collaborative transaction or the acquisition or license of the business, property, technology or other assets of another individual or entity or the assumption of an employee benefit plan in connection with a merger or acquisition, provided that the aggregate number of common stock or any securities convertible into, or exercisable or exchangeable for, common stock that we may issue or agree to issue pursuant to this clause (g) shall not exceed 10% of our total outstanding share capital immediately following the issuance of the shares of Class A common stock in this offering; and provided further, that the recipients of any such shares of common stock and securities issued pursuant to this clause (g) during the 180-day restricted period shall enter into a lock-up agreement substantially in the same form on or prior to such issuance; or (h) facilitating the establishment of a trading plan on behalf of a shareholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (1) such plan does not provide for the transfer of common stock during the restricted period and (2) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

The lock-up restrictions described above between the underwriters and our directors, officers and other record holders are subject to certain exceptions including with respect to: (a) transactions relating to shares of common stock or other securities acquired (1) in this offering (subject to the restriction on shares purchased by our officers or directors set forth below) or (2) in open market transactions after the completion of this offering; (b) transfers of shares of common stock or any security convertible into common stock as a bona fide gift, or for bona fide estate planning purposes; (c) if the lock-up party is a corporation, partnership, limited liability company or other business entity, (1) to another corporation, partnership, limited liability company or other business entity that is an affiliate

(as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the lock-up party, or to any investment fund or other entity controlled or managed by the lock-up party or affiliates of the lock-up party, or (2) as part of a distribution by the lock-up party to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders; (d) by will, other testamentary document or intestacy; (e) to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust (for purposes of these restrictions, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin); (f) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement; (g) facilitating the establishment of a trading plan on behalf of a shareholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (1) such plan does not provide for the transfer of common stock during the restricted period and (2) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; (h) transfers to us from an employee of or service provider of us upon death, disability or termination of employment, in each case, of such employee or service provider; (i) (1) transfers to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, or (2) transfers necessary (including transfers on the open market), which we estimate could reach 13,826 shares of Class A common stock (excluding any shares related to the Founder Awards) based on the initial public offering price of $33.00 per share to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of the vesting or settlement of restricted stock units whether by means of a “net settlement” or otherwise, and in all such cases described in subclauses (1) and (2), provided that any such shares of common stock received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement, and provided further that any such restricted stock units, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in this prospectus; (j) transfers to us in connection with the repurchase of shares of common stock issued pursuant to equity awards granted under a stock incentive plan or other equity award plan described in this prospectus, or pursuant to the agreements pursuant to which such shares were issued, as described in this prospectus, provided that such repurchase of shares of common stock is in connection with the termination of the lock-up party’s service-provider relationship with us; (k) transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a change of control (as defined in the lock-up agreement) of us, provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s common stock shall remain subject to the provisions of the lock-up agreement; (l) (1) the conversion or reclassification of our outstanding preferred stock or other classes of our capital stock into shares of common stock in connection with the consummation of this offering and (2) the conversion of Class B common stock to Class A common stock, in each case, in accordance with our certificate of incorporation, in each case as described in this prospectus; (m) exchange of Class A common stock for Class B common stock in connection with offering as described in this prospectus; (n) exercise of any rights to purchase, exchange or convert any stock options granted to the lock-up party pursuant to our equity incentive plans referred to in this prospectus, or any warrants or other securities convertible into or exercisable or exchangeable for shares of common stock, which warrants or other securities are described in this prospectus; (o) to the underwriters pursuant to the underwriting agreement; (p) for certain of our stockholders, the transfers in connection with distributions to certain officers or employees of the general partner, managing member or other controlling entity of, or investment advisor to, the lock-up party and/or its affiliates, provided that (1) such transferred shares are promptly donated by such officers or employees to charitable organizations, (2) the aggregate number of such donated shares of common stock by all such officers and employees pursuant to this clause (p) shall not exceed a number of shares of common stock equal to 10% of the number of shares of common stock sold by the lock-up party in this offering (which we expect to be 1,057,359 shares in the aggregate among stockholders subject to this carveout) and (3) if required under the Securities Act, the Exchange Act or other applicable law to make a filing or other public announcement in connection with such transfer or disposition prior to the expiration of the restricted period, such filing or public announcement shall include a statement that such transfer or disposition is not a transfer for value and there shall be no other voluntary filing or public announcement prior to the expiration of the restricted period; and (q) for certain of our stockholders, any transfer of common stock pledged in a bona fide transaction to third parties as collateral to secure obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the lock-up party and/or its affiliates or any similar arrangement relating to a financing arrangement for the benefit of the lock-up party and/or its affiliates; provided that in the case of pledges or similar arrangements under this clause (q), any such pledgee or other party shall, upon foreclosure on the pledged securities, sign and deliver a lock-up letter substantially in the form of the lockup agreement;

provided that in the case of:

•

clauses (a), (b), and (e) in the paragraph above no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transfer or distribution; (other than a filing on Form 5);

•

clauses (c), (d), (f), (h), (i), (j), (l), (m) and (n) in the paragraph above, (1) any filing under Section 16 of the Exchange Act made during the restricted period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described in the applicable clause and (B) to the extent applicable, the underlying shares of common stock continue to be subject to the restrictions on transfer set forth in the lock-up agreement and (2) the lock-up party does not otherwise voluntarily effect any other public filings or reports regarding such exercise during the restricted period;

•

any transfer or distribution pursuant to clause (b), (c), (d), (e) or (f) in the paragraph above, each transferee, donee or distributee shall sign and deliver a lock-up agreement substantially in the form of the lock-up agreement;

•

any conversion, reclassification exchange or exercise pursuant to clause (l), (m) and (n) in the paragraph above, any such shares of common stock received upon such conversion, reclassification exchange or exercise shall remain subject to the provisions of the lock-up agreement; and

•	clauses (b), (c), (d) and (e), such transfer shall not involve a disposition for value.

The shares of common stock and other securities subject to the lock-up agreements described above may only be released with the consent of at least three of the representatives, in their sole discretion.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock.

The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, certain of the underwriters or their respective affiliates are lenders under our Credit Facilities.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price per share up to 5% of the shares of Class A common stock offered by this prospectus, to certain individuals through a directed share program, including our directors, employees and certain other individuals identified by management. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director or executive officer, which shares will be subject to the lock-up restrictions described above. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered under this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares. The directed share program will be arranged through Morgan Stanley & Co. LLC.

Selling Restrictions

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a Relevant State), no shares of our Class A common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our Class A common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of our Class A common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares of our Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The shares of our Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of our Class A common stock may have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of our Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares of our Class A common stock or caused the shares of our Class A common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of our Class A common stock or cause the shares of our Class A common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our Class A common stock, whether directly or indirectly, to any person in Singapore other than:

•

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

•	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

○	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

○	where no consideration is or will be given for the transfer;

○	where the transfer is by operation of law;

○	as specified in Section 276(7) of the SFA; or

○	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of our Class A common stock.

Accordingly, the shares of our Class A common stock have not been, directly or indirectly, offered or sold and will not be directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our Class A common stock. The shares of our Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our Class A common stock. The shares of our Class A common stock may only be transferred en bloc without subdivision to a single investor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of our Class A common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of our Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus The prospectus to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of our Class A common stock offered should conduct their own due diligence on the prospectus. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California. Whalen LLP, Newport Beach, California, is acting as counsel for the selling stockholders in connection with this offering.

CHANGES IN ACCOUNTANTS

On November 7, 2018, we dismissed Crowe LLP, formerly known as Crowe Horwath LLP, as our independent accountants.

The reports of Crowe LLP on our consolidated financial statements for the years ended December 31, 2016 and 2017 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2016 and 2017 and the subsequent interim period through November 7, 2018, Crowe LLP did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Crowe LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements.

During the years ended December 31, 2016 and 2017 and the subsequent interim period through November 7, 2018, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

We provided a copy of this disclosure to Crowe LLP and requested that they furnish us a letter addressed to the SEC stating whether they agree with the above statements. Their letter to the SEC is attached as an exhibit to the registration statement of which this prospectus is a part.

On December 19, 2018, we engaged PricewaterhouseCoopers LLP as our independent registered public accounting firm. During the years ended December 31, 2016 and 2017, and the subsequent period preceding the engagement of PricewaterhouseCoopers LLP, we did not consult with PricewaterhouseCoopers LLP on matters that involved the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our consolidated financial statements or any other matter that was either the subject of a disagreement or reportable event.

EXPERTS

The financial statements as of December 31, 2018 and 2019 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the shares of Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy and information statements and other information with the SEC. These periodic reports, proxy and information statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.goodrx.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are filed electronically with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or the registration statement of which this prospectus forms a part. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

GOODRX HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of GoodRx Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GoodRx Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of changes in redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

April 27, 2020, except for Note 17 and the effects of disclosing earnings per share information discussed in Note 16 to the consolidated financial statements, as to which the date is July 2, 2020

We have served as the Company’s auditor since 2018.

GOODRX HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2019

(in thousands, except par values)	2018	2019

Assets
Current assets
Cash	$34,600	$26,050
Accounts receivable, net	33,359	48,129
Prepaid expenses and other current assets	5,112	12,403

Total current assets	73,071	86,582
Property and equipment, net	988	1,860
Goodwill	220,420	236,225
Intangible assets, net	16,056	21,267
Capitalized software, net	2,214	5,178
Operating lease right-of-use assets	—	32,315
Deferred tax assets, net	866	2,207
Other assets	1,176	1,162

Total assets	$314,791	$386,796

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$7,200	$7,851
Accrued expenses and other current liabilities	3,990	15,556
Current portion of debt	5,430	7,029
Operating lease liabilities, current	—	2,937

Total current liabilities	16,620	33,373
Debt, net	716,806	663,893
Operating lease liabilities, net of current portion	—	37,129
Deferred tax liabilities, net	3,456	—
Other liabilities	3,327	2,974

Total liabilities	740,209	737,369
Commitments and contingencies (Note 13)
Redeemable convertible preferred stock, $0.006 par value; 130,000 shares authorized and 126,046 shares issued and outstanding at December 31, 2018 and 2019; liquidation preference of $748,800 at December 31, 2019	737,009	737,009
Stockholders’ deficit
Common stock, $0.002 par value; 380,000 shares authorized at December 31, 2018 and 2019; 225,201 and 229,750 shares issued and outstanding at December 31, 2018 and December 31, 2019, respectively	451	460
Additional paid-in capital	—	8,788
Accumulated deficit	(1,162,878)	(1,096,830)

Total stockholders’ deficit	(1,162,427)	(1,087,582)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$314,791	$386,796

The accompanying notes are an integral part of these consolidated financial statements.

GOODRX HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2018 AND 2019

(in thousands, except per share amounts)	2018	2019
Revenue	$249,522	$388,224
Costs and operating expenses:
Cost of revenue, exclusive of depreciation and amortization presented separately below	6,035	14,016
Product development and technology	43,894	29,300
Sales and marketing	104,177	176,967
General and administrative	8,359	14,692
Depreciation and amortization	9,806	13,573

Total costs and operating expenses	172,271	248,548

Operating income	77,251	139,676

Other expense (income):
Other expense, net	7	2,967
Loss on extinguishment of debt	2,857	4,877
Interest income	(154)	(715)
Interest expense	22,193	49,569

Total other expense, net	24,903	56,698

Income before income tax expense	52,348	82,978
Income tax expense	(8,555)	(16,930)

Net income	$43,793	$66,048

Net income attributable to common stockholders
Basic	$13,795	$42,441

Diluted	$14,226	$42,745

Earnings per share:
Basic	$0.12	$0.19
Diluted	$0.12	$0.18
Weighted average shares used in computing earnings per share:
Basic	111,842	226,607
Diluted	118,344	231,209
Pro forma earnings per share (unaudited):
Basic		$0.19
Diluted		$0.18
Weighted average shares used in computing pro forma earnings per share (unaudited):
Basic		352,653
Diluted		357,255

The accompanying notes are an integral part of these consolidated financial statements.

GOODRX HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2018 AND 2019

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
(in thousands, except per share amounts)	Shares	Amount	Shares	Amount
Balance at December 31, 2017	5,654	$166,777	78,483	$157	$54,281	$(86,191)	$(31,753)
Stock options exercised	—	—	5,285	11	3,338	—	3,349
Vesting of restricted stock awards	—	—	94	—	—	—	—
Conversion of preferred stock to common stock	(5,654)	(166,777)	141,339	283	166,494	—	166,777
Preferred stock issuance, net of issuance costs	126,046	737,009	—	—	—	—	—
Stock-based compensation	—	—	—	—	1,762	—	1,762
Dividends paid ($152.25 per preferred share, $5.91 per common share)	—	—	—	—	(225,875)	(1,120,480)	(1,346,355)
Net income	—	—	—	—	—	43,793	43,793

Balance at December 31, 2018	126,046	737,009	225,201	451	—	(1,162,878)	(1,162,427)
Stock options exercised	—	—	2,397	5	3,037	—	3,042
Common stock issuance	—	—	273	1	1,622	—	1,623
Restricted stock issuance	—	—	1,879	3	(3)	—	—
Stock-based compensation	—	—	—	—	4,132	—	4,132
Net income	—	—	—	—	—	66,048	66,048

Balance at December 31, 2019	126,046	$737,009	229,750	$460	$8,788	$(1,096,830)	$(1,087,582)

The accompanying notes are an integral part of these consolidated financial statements.

GOODRX HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2019

(in thousands)	2018	2019
Cash flows from operating activities
Net income	$43,793	$66,048
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,806	13,573
Loss on extinguishment of debt	2,857	4,877
Amortization of debt issuance costs	1,239	3,381
Non-cash operating lease expense	—	2,150
Stock-based compensation	1,762	3,747
Deferred income taxes	(2,433)	(5,674)
Changes in operating assets and liabilities, net of effect of business acquisitions
Accounts receivable	(12,843)	(14,517)
Prepaid expenses and other assets	(2,627)	102
Accounts payable	665	515
Accrued expenses and other current liabilities	77	11,225
Operating lease liabilities	—	(2,309)
Other liabilities	2,957	168

Net cash provided by operating activities	45,253	83,286

Cash flows from investing activities
Purchase of property and equipment	(804)	(1,425)
Acquisitions, net of cash acquired	—	(31,306)
Capitalized software	(2,654)	(4,324)

Net cash used in investing activities	(3,458)	(37,055)

Cash flows from financing activities
Proceeds from long-term debt	901,813	154,613
Payments on long-term debt	(294,937)	(211,845)
Issuance of preferred stock, net	737,009	—
Issuance of common stock	—	1,623
Payment of debt issuance costs and prepayment penalty	(25,613)	(2,214)
Dividends paid	(1,346,355)	—
Proceeds from exercise of stock options	3,349	3,042

Net cash used in financing activities	(24,734)	(54,781)

Net change in cash	17,061	(8,550)
Cash
Beginning of year	17,539	34,600

End of year	$34,600	$26,050

Supplemental disclosure of cash flow information
Cash paid during the period for
Income taxes	$11,700	$19,400
Interest	18,658	48,443
Non cash investing and financing activities
Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$29,493
Conversion of preferred stock to common stock	166,777	—
Stock-based compensation included in capitalized software development costs	—	385

The accompanying notes are an integral part of these consolidated financial statements.

GOODRX HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

GoodRx Holdings, Inc. (the “Company”) was formed in September 2015. On October 7, 2015, the Company acquired 100% of the outstanding shares of GoodRx, Inc. (“GoodRx”). GoodRx was formed in September 2011. The Company offers information and tools to help consumers compare prices and save on their prescription drug purchases. The Company operates apps and websites that provide prices and discounts at local and mail-order pharmacies for both insured and uninsured Americans. The services are free to consumers and the Company primarily earns revenue from its core business from Pharmacy Benefit Managers (“PBMs”) that manage formularies and prescription transactions including establishing pricing between consumers and pharmacies.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of GoodRx Holdings, Inc., its wholly owned subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. Intercompany balances and transactions have been eliminated in consolidation. Results of businesses acquired are included in the Company’s consolidated financial statements from their respective dates of acquisition.

Consolidation of VIEs

The Company evaluates whether an entity in which it has a variable interest is considered a variable interest entity (“VIE”). VIEs are generally entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights and a right to receive the expected residual returns of the entity or an obligation to absorb the expected losses of the entity).

Under the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, an entity consolidates a VIE if it is determined to be the primary beneficiary of the VIE. The primary beneficiary has both (a) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company periodically reassesses whether it is the primary beneficiary of a VIE.

On April 18, 2019, the Company acquired Sappira, Inc. d.b.a. HeyDoctor (“HeyDoctor”). HeyDoctor provides management and other services to Professional Service Corporations (“PSCs”), which are owned by medical professionals in accordance with certain state laws which restrict the corporate practice of medicine and require medical practitioners to own such entities. The Company determined that the PSCs are VIEs. The Company also determined that it is able to direct the activities of the PSCs that most significantly impact their economic performance and it funds and absorbs all losses of these VIEs resulting in the Company being the primary beneficiary of the PSCs. Accordingly, the Company consolidates the VIEs. Total revenue and net loss for the VIEs were $1.3 million and $(1.6) million, respectively, for the period from April 18, 2019 to December 31, 2019. The VIEs’ total assets and liabilities were $1.4 million and

$2.9 million, respectively, at December 31, 2019. The VIEs’ total stockholders’ deficit was $1.5 million at December 31, 2019.

Unaudited pro forma information

Unaudited pro forma basic and diluted earnings per share were computed to give effect to the automatic conversion of all outstanding redeemable convertible preferred stock into common stock in connection with a qualifying initial public offering as though the conversion had occurred as of January 1, 2019.

Segment Reporting and Geographic Information

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker manages the Company on the basis of one operating segment. During the years ended December 31, 2018 and 2019, all of the Company’s revenue was from customers located in the United States. In addition, at December 31, 2018 and 2019, all of the Company’s right-of-use assets and property and equipment was in the United States.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the presentation of the current period financial statements. These reclassifications had no effect on the previously reported net income.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements, including the accompanying notes. The Company bases its estimates on historical factors, current circumstances, and the experience and judgment of management. The Company evaluates its estimates and assumptions on an ongoing basis. Actual results could differ from those estimates. Significant estimates reflected in the consolidated financial statements include revenue recognition, valuation of intangible assets, useful lives of long-lived assets and capitalized software costs, recovery of long-lived assets and goodwill, assumptions used for purpose of determining stock-based compensation, and income tax reserves, among others.

Cash

The Company’s cash balances at December 31, 2018 and 2019 consisted entirely of bank deposits.

Certain Risks and Concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash deposits with several financial institutions in the United States which, at times, may exceed federally insured limits. Cash may be withdrawn or redeemed on demand. The Company believes that the financial institutions that hold its cash are financially sound and, accordingly, minimal credit risk exists with respect to these balances. The Company has not experienced any losses in such accounts.

The Company extends credit to its customers based on an evaluation of their ability to pay amounts due under contractual arrangements and generally does not obtain or require collateral.

For the year ended December 31, 2018, three customers accounted for approximately 27%, 19%, and 15% of the Company’s revenue. At December 31, 2018, three customers accounted for 19%, 18% and 15% of the Company’s accounts receivable balance. For the year ended December 31, 2019, two customers accounted for approximately 24% and 23% of the Company’s revenue. At December 31, 2019, two customers accounted for 17% and 16% of the Company’s accounts receivable balance.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount by various customers (primarily PBMs), net of an allowance for doubtful accounts. The allowance for doubtful accounts is determined by management based on historical losses, specific customer circumstances, and general economic conditions. Periodically, management reviews accounts receivable and adjusts the allowance based on circumstances and charges off uncollectible receivables when all attempts to collect have failed. As of December 31, 2018 and 2019, the allowance for doubtful accounts was not material.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are five years for furniture and fixtures and three years for computer equipment. Leasehold improvements are depreciated on the straight-line basis over the shorter of the life of the asset or the remaining lease term. Expenditures for repairs and maintenance are charged to general and administrative expenses as incurred.

Business Combinations

The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

The Company performs valuations of assets acquired and liabilities assumed for an acquisition and allocates the purchase price to its respective net tangible and intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue, costs, cash flows, discount rates and selection of comparable companies. For material acquisitions, the Company may engage the assistance of valuation specialists in concluding on fair value measurements of certain assets acquired or liabilities assumed in a business combination.

Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the consolidated statements of operations.

Goodwill

Goodwill represents the excess of the consideration transferred and the amount recognized for noncontrolling interest, if any, over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. The Company has one reporting unit during 2018 and 2019. The Company reviews goodwill for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. When testing goodwill for impairment, the Company may first perform an optional qualitative assessment. If the Company determines it is not more likely than not the reporting unit’s fair value is less than its carrying value, then no further analysis is necessary. If the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, then the quantitative impairment test will be performed. Under the quantitative impairment test, if the carrying amount of the Company’s reporting unit exceeds its fair value, the Company will recognize an impairment loss in an amount equal to that excess but limited to the total amount of goodwill. No impairments were recorded in 2018 and 2019.

Intangible Assets

Intangible assets reflect the value of trademarks, customer relationships, developed technology, and backlog recorded in connection with the Company’s acquisitions. Purchased intangible assets are recorded at their acquisition date fair value, less accumulated amortization. The Company determines the appropriate useful life of intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized over their estimated useful lives on a straight-line basis, which approximates the pattern in which the economic benefits of the assets are consumed.

Capitalized Software Costs

The Company accounts for its internal-use software costs, including purchased software, in accordance with ASC 350-40, Internal-Use Software. Capitalization of internal-use costs begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to funding the project, it is probable that the project will be completed, and the software will be used for the function intended. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for post-configuration training, maintenance and minor modifications or enhancements are expensed to product development and technology costs in the consolidated statements of operations as incurred. Capitalized internal-use costs are amortized on a straight-line basis over their estimated useful life of three years.

Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets in accordance with ASC 360, Impairment or Disposal of Long-Lived Assets. In accordance with ASC 360, long-lived assets to be held and used are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying value. If an asset is determined to be impaired, the impairment is measured by the amount that the carrying value of the asset exceeds its fair value. There was no impairment of long-lived assets identified during the years ended December 31, 2018 and 2019.

Leases

As of and for the year ended December 31, 2018, leases were accounted for in accordance with ASC 840, Leases. Under ASC 840, operating leases were not recorded on the balance sheet and the Company recognized lease expense on a straight-line basis over the lease term, and the difference between lease payments and straight-line rent was recorded as deferred rent as a current and noncurrent liability on the consolidated balance sheet.

On January 1, 2019, the Company adopted ASC 842, Leases, on a modified retrospective basis, and accordingly, the 2018 consolidated financial statements continue to reflect the application of ASC 840. ASC 842 provided a number of optional practical expedients in transition. The Company elected the “package of practical expedients,” which permitted the Company not to reassess whether a contract is or contains a lease, lease classification and initial direct costs.

The Company has elected to account for lease and nonlease components as a single lease component and also elected not to record operating lease right-of-use assets and operating lease liabilities for leases with an initial term of 12 months or less. Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term.

The Company determines if a contract is, or contains, a lease at inception. All the Company’s leases are operating leases. Leases are included in the operating lease right-of-use assets, operating lease liabilities, current and operating lease liabilities, net of current portion on the consolidated balance sheet. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term discounted using the Company’s incremental borrowing rate. Lease payments include fixed payments and variable payments based on an index or rate, if any, and are recognized as lease expense on a straight-line basis over the term of the lease. The lease term includes options to extend or terminate the lease when it is reasonably certain they will be exercised. As none of the Company’s leases provide an implicit rate, the incremental borrowing rate used is estimated based on what the Company would be required to pay for a collateralized loan over a similar term as the lease. Variable lease payments not based on a rate or index are expensed as incurred.

Debt Issuance Costs

Costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the contractual life of the loan using the effective-interest method. These costs are recorded as a reduction of the related long-term debt balance on the accompanying consolidated balance sheets. Costs incurred in connection with the issuance of line of credit facilities are recorded in other assets and are amortized to interest expense on a straight-line basis over the term of the line of credit facility.

Income Taxes

Deferred income tax assets and liabilities are determined based upon the net tax effects of the differences between the Company’s consolidated financial statements carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed. A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest and penalties accrued related to its uncertain tax positions in income tax expense in the accompanying consolidated statements of operations.

Revenue Recognition

The Company’s revenue is primarily derived from prescription transaction fees generated when pharmacies fill prescriptions for consumers. The Company also generates other revenue from subscription, advertising and telehealth services.

On January 1, 2019, the Company adopted ASC 606, Revenue from contracts with customers, on a modified retrospective basis. The adoption of ASC 606 was applied to all contracts at the date of initial application and did not have a material impact on the Company’s revenue recognition. Prior to January 1, 2019, the Company applied ASC 605, Revenue recognition, and recognized revenue when the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price is fixed and determinable; and (4) collectability is reasonable assured.

Under ASC 606, the Company recognizes revenue when control of the promised good or service is transferred to the customer in an amount that reflects the consideration for which the Company is expected to be entitled to in exchange for those services.

For the years ended December 31, 2018 and 2019, revenue comprises the following:

	Year Ended December 31,
(in thousands)	2018	2019
Prescription transactions revenue	$242,911	$364,582
Other revenue	6,611	23,642

Total revenue	$249,522	$388,224

Prescription Transactions Revenue

Prescription transactions revenue is primarily generated from PBMs, or customers, when a prescription is filled with a GoodRx code provided through the Company’s platform. In its contracts with customers, the nature of the Company’s promise is to direct prescription volume through its platform, which may include marketing through its mobile apps, websites, and GoodRx cards. These activities are not distinct from each other and are not separate performance obligations. The Company’s performance obligation is to connect consumers with pharmacies that are contracted with the Company’s customers. The Company has no performance obligation to fill prescriptions.

Contracts with PBMs provide that the Company is entitled to either a percentage of fees the PBM charges the pharmacy or a fixed amount per type of drug prescription, when a consumer uses a GoodRx code. The Company’s performance obligation is satisfied upon the completion of pharmacies filling prescriptions. The Company recognizes revenues for its estimated fee due from the PBM at a point in time when a prescription is filled.

The Company receives reporting from the PBMs of the number of prescriptions and amount of consideration to which it is entitled at a prescription level. Certain arrangements with PBMs provide that the amount of consideration the Company is entitled to is based on the volume of prescription fills each month. In addition, the amount of consideration for which the Company is entitled may be adjusted in the event that a fill is determined ineligible, or based upon other adjustments allowed under the contracts with PBMs. The Company estimates the amount it expects to be entitled to using the expected value method based on historical experience of the number of prescriptions filled, ineligible fills and applicable rates.

The Company generally invoices the PBMs for fills that occurred in the preceding month. Payment terms are typically 30 days after invoicing; however, portions of payments may not be received for up to five months to the extent of adjustments for ineligible fills.

Other Revenue

Other revenue consists of subscription revenue, advertising revenue, and telehealth revenue.

Subscription revenue consists of subscriptions to the GoodRx Gold plan (the “Gold plan”) and the Kroger Savings Club powered by GoodRx (the “Kroger plan”). Under the Gold plan, subscribers purchase a monthly subscription that provides access to lower prices for prescriptions. Subscribers can cancel the Gold subscription at any time. The Company recognizes revenue for the Gold plan over the subscription period. Under the Kroger plan, subscribers pay an annual upfront fee for a subscription that provides access to lower prices on prescriptions at Kroger pharmacies. At the commencement of the subscription term, subscribers pay an annual fee to the Company which the Company shares with Kroger. Kroger plan subscription fees are generally nonrefundable to the subscriber after the first 30 days unless the Company cancels the subscription, in which case the subscriber is entitled to a pro rata refund. The Company recognizes revenue for the Kroger plan over the subscription period, net of the fee shared with Kroger. The amount of deferred revenue recorded related to these plans as of December 31, 2018 and 2019 is $0.3 million and $3.2 million, respectively. Substantially all of the deferred revenue included in the balance sheet at December 31, 2018 was recognized as revenue during 2019 and the Company expects substantially all of the deferred revenue at December 31, 2019 to be recognized as revenue in 2020.

Advertising customers may purchase advertisements for a fixed fee that appear on the Company’s apps and websites for a specified period of time, and revenue is recognized over the term of the arrangement. Customers may also purchase advertisements where the Company charges fees on a cost-per-click basis or they may purchase advertisements placed in the Company’s direct mailers. Revenue for these arrangements is recognized at a point in time when the advertisement is clicked or when the direct mailer is shipped. The amount of deferred revenue recorded related to these services as of December 31, 2018 and 2019 is $0 and $0.3 million, respectively.

Telehealth revenue consists of revenues generated from consumers who complete a telehealth visit with a member of the Company’s network of qualified medical professionals. Consumers pay a fee per telehealth visit and the Company recognizes the fee as revenue at a point in time when the visit is complete.

Deferred revenue is included in accrued expenses and other current liabilities in the consolidated balance sheets.

Cost of Revenue

Cost of revenue consists primarily of costs related to outsourced consumer support, physician costs for the Company’s telehealth offering, personnel costs, including salaries, benefits, bonuses and stock-based compensation expense, for the Company’s consumer support employees, hosting and cloud costs, merchant account fees, and processing fees. Cost of revenue excludes depreciation and amortization of software development costs, developed technology, and other hosting and data infrastructure equipment used to operate the Company’s platforms, which are included in the depreciation and amortization line item in the consolidated statements of operations.

Product Development and Technology

Costs related to the development of products are charged to product development and technology expense as incurred. Product development and technology expense consists primarily of personnel costs, including salaries, benefits, bonuses and stock-based compensation expense, for employees involved in product development activities, third-party services and contractors related to product development, information technology and software-related costs, and allocated overhead.

Sales and Marketing

Sales and marketing costs are expensed as incurred and consist primarily of advertising and marketing expenses. Advertising costs were $89.3 million and $163.7 million for the years ended December 31, 2018 and 2019, respectively. The Company does not have any significant minimum advertising or media commitments.

Sales and marketing expenses also include personnel costs, including salaries, benefits, bonuses, stock-based compensation expense and sales commissions, for sales and marketing employees, third-party services and contractors, and allocated overhead. Sales commissions relate to contracts with a duration of one year or less and are expensed as incurred.

General and Administrative

General and administrative costs are expensed as incurred and include personnel costs, including salaries, benefits, bonuses and stock-based compensation expense, for executive, finance, accounting, legal, and human resources functions, as well as professional fees, occupancy costs, and other general overhead costs.

Depreciation and Amortization

The Company’s depreciation and amortization expenses include depreciation of property and equipment, and amortization of capitalized internal-use software costs and intangible assets.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs that are derived principally from or corroborated by observable market data by correlation or other means, or inputs other than quoted prices that are observable for the asset or liability; and

Level 3	Unobservable inputs for the asset or liability based on management’s assumptions.

When determining the fair value measurements for assets and liabilities which are required to be measured at fair value, the Company considers the principal or most advantageous market in which to transact and the market-based risk. Goodwill, intangible assets, and other long-lived assets are measured at fair value on a nonrecurring basis, only if impaired. The carrying amounts reported in the consolidated financial statements approximate the fair value for cash, accounts receivable, accounts payable, and accrued liabilities, due to their short-term nature. The carrying value of the Company’s debt approximates fair value based on the borrowing rate currently available to the Company for financing with similar terms and were determined to be Level 2.

Stock-Based Compensation

Stock-based compensation cost is allocated to cost of revenue, product development and technology, sales and marketing, and general and administrative expense in the consolidated statements of operations. Compensation cost for stock options and restricted stock awards granted to employees is based on the fair value of these awards at the date of grant. Compensation cost is recognized over the requisite service period, which is generally the vesting period of the award. For awards that vest based on continued service, compensation cost is recognized on a straight-line basis over the requisite service period. For awards with performance vesting conditions, compensation cost is recognized on a graded vesting basis when it is probable the performance condition will be achieved. Forfeitures are recognized when they occur.

Determining the fair value of stock-based awards requires judgment. The Black-Scholes option-pricing model is used to estimate the fair value of stock options, while the fair value of the Company’s common stock at the date of grant is used to measure the fair value of restricted stock awards. The assumptions used in the Black-Scholes option-pricing model requires the input of subjective assumptions and are as follows:

•

The fair value of the common stock underlying the Company’s stock-based awards was determined by the Company’s Board of Directors. Because there is no public market for the Company’s stock, the Company’s Board of Directors determined the common stock fair value at the stock option grant date by considering several objective and subjective factors, including the price paid for its common and preferred stock, actual and forecasted operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones within the Company, the rights, preferences, and privileges of its common and preferred stock, and the likelihood of achieving a liquidity event. The fair value of the underlying common stock will be determined by the Board of Directors until such time as the Company’s common stock is listed on an established stock exchange or national market system. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•	Expected volatility is based on historical volatilities of a publicly traded peer group based on daily price observations over a period equivalent to the expected term of the stock option grants.

•	The expected term is based on historical and estimates of future exercise behavior.

•	The risk-free interest rate is based on the U.S. Treasury yield of treasury bonds with a maturity that approximates the expected term of the options.

•	The dividend yield is based on the Company’s current expectations of dividend payouts.

The assumptions used in the Company’s Black-Scholes option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, the Company’s stock-based compensation expense could be materially different in the future.

Comprehensive Income

During the years ended December 31, 2018 and 2019, other than net income, the Company did not have any other elements of comprehensive income.

Basic and Diluted Earnings Per Share

The Company computes earnings per share (“EPS”) using the two-class method required for participating securities. The two-class method requires net income to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers redeemable convertible preferred stock to be participating securities as preferred stockholders have rights to participate in dividends with the common stockholders.

Basic EPS is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. The Company computes diluted EPS under a two-class method where income is reallocated between common stock, potential common stock and participating securities. Potential common stock includes stock options and restricted stock awards and is computed using the treasury stock method.

Recent Accounting Pronouncements

As an “emerging growth company,” the Jumpstart Our Business Startups Act, or the JOBS Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), and several amendments, codified as ASC 606, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU replaced most existing revenue recognition guidance under GAAP. The Company adopted this standard as of January 1, 2019 on a modified retrospective basis, and the adoption did not have a material impact to the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), and several amendments, codified as ASC 842, to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the consolidated balance sheet and disclosing key information about leasing arrangements. The Company early adopted ASC 842 as of January 1, 2019 using the modified retrospective transition method provided in ASU 2018-11, Leases (Topic 842): Targeted Improvements. As a result of adopting this guidance, the Company recorded $4.8 million of operating lease right-of-use assets and $5.2 million of operating lease liabilities on the consolidated balance sheet at January 1, 2019. The difference between the operating lease right-of-use asset and lease liability at the adoption date was deferred rent. The adoption of this guidance had no material impact on the Company’s consolidated statements of operations or consolidated statements of cash flows.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The Company early adopted this guidance on January 1, 2019, and the adoption did not have a material impact to the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment, to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The Company adopted this guidance during the year ended December 31, 2019, and the adoption did not have any impact to the consolidated financial statements.

Recently Issued Accounting Pronouncements—Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, to require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In February 2020, the FASB issued ASU 2020-02, Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842) (SEC Update), which amends the language in Subtopic 326-20 and addresses questions primarily regarding documentation and company policies. The guidance in ASU 2016-13 and ASU 2020-02 related to credit losses is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This ASU eliminates, modifies and adds disclosure requirements for fair value measurements. The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. ASU 2018-15 requires implementation costs incurred by customers in cloud computing arrangements to be deferred over the noncancelable term of the cloud-computing arrangements plus any optional renewal periods (1) that are reasonably certain to be exercised by the customer or (2) for which exercise of the renewal option is controlled by the cloud service provider. This guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. This guidance can be adopted either using the prospective or retrospective transition approach. The Company is currently evaluating the impacts of this ASU on its consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance is effective for fiscal years, beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. All entities are required to apply the amendments in this ASU retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The objective of the guidance is to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and to provide more consistent application to improve the comparability of financial statements. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

3.	Business Combinations

Sappira Inc. (d.b.a HeyDoctor)

On April 18, 2019, the Company completed its acquisition of 100% of the equity interests in San Francisco, California-based Sappira Inc. (d.b.a HeyDoctor), a privately-held company offering an online application for consultation with physicians. HeyDoctor can be used by patients to obtain prescriptions for various medical afflictions. The Company intends to use HeyDoctor’s technology and service offerings to increase the visits to the GoodRx online platform. The total purchase consideration for the acquisition of HeyDoctor was $14.3 million in cash, of which $1.4 million was placed in escrow for potential breaches of representations and warranties. The escrow amount, net of any claims for such indemnifiable matters, is scheduled to be released from escrow to stockholders of HeyDoctor on October 18, 2020.

The goodwill recorded in connection with this acquisition primarily related to the expected long-term synergies and other benefits, including the acquired assembled workforce, from the acquisition. The acquisition was considered a stock acquisition for tax purposes and, accordingly, goodwill is not expected to be deductible for tax purposes.

The Company also issued 1,878,588 shares of restricted stock with an acquisition date fair value of $7.3 million to certain HeyDoctor employees in connection with this acquisition. These shares have been excluded from the purchase consideration and will be recorded as post-combination expense over four years (refer to Note 15. Stock-based Compensation for further details).

The allocation of the purchase price for HeyDoctor is as follows:

(in thousands)
Cash	$1,653
Other tangible assets	464
Liabilities assumed	(486)
Intangible assets	4,200
Deferred tax liability	(877)
Goodwill	9,305

Total purchase consideration	$14,259

The following table presents details of the identified intangible assets acquired:

($ amounts in thousands)	Fair Value	Estimated Useful Life (in Years)
Developed technology	$3,100	4
Trademarks	400	7
Backlog	700	1

Total	$4,200

The fair value of the developed technology and backlog were measured using the multi-period excess earnings method. The fair value of the trademarks was measured using the relief from royalty method.

Unaudited supplemental pro forma financial information for the HeyDoctor acquisition, and the revenue and earnings of HeyDoctor from the acquisition date through December 31, 2019, have not been presented because the effects were not material to the Company’s consolidated financial statements.

FocusScript LLC

On August 30, 2019, the Company completed the acquisition of certain software assets and the assembled workforce of Creve Coeur, Missouri-based FocusScript LLC (“FocusScript Acquisition”). The Company intends to use the acquired claim routing software to service its customers. The total purchase consideration consisted of $18.7 million in cash.

The goodwill recorded in connection with this acquisition primarily related to the expected long-term synergies and other benefits, including the acquired assembled workforce, from the acquisition. Goodwill is deductible for tax purposes.

The allocation of the purchase price for the FocusScript Acquisition is as follows:

(in thousands)
Tangible assets	$121
Liabilities assumed	(121)
Intangible assets	12,200
Goodwill	6,500

Total purchase consideration	$18,700

The following table presents details of the identified intangible assets acquired:

($ amounts in thousands)	Fair Value	Estimated Useful Life (in Years)
Developed technology	$12,200	4

The fair value of the developed technology was measured using the multi-period excess earnings method.

Disclosure of unaudited supplemental pro forma financial information for the FocusScript Acquisition is not practicable given the Company purchased certain assets and assembled workforce for which historical information was not available. In addition, disclosure of revenues and earnings of FocusScript from the acquisition date through December 31, 2019 is not practicable as the FocusScript Acquisition has been integrated into the Company’s operations.

The Company incurred an aggregate of $1.1 million in acquisition-related costs related to the aforementioned acquisitions during the year ended December 31, 2019. These costs are included in general and administrative expenses in the consolidated statements of operations.

4.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	At December 31,
(in thousands)	2018	2019
Prepaid expenses	$3,448	$5,014
Lease incentive receivable	—	7,389
Income taxes receivable	1,664	—

Total prepaid expenses and other current assets	$5,112	$12,403

5.	Property and Equipment

Property and equipment consisted of the following:

	At December 31,
(in thousands)	2018	2019
Computer equipment	$743	$1,338
Furniture and fixtures	281	556
Leasehold improvements	518	1,233

Total property and equipment	1,542	3,127
Less: Accumulated depreciation	(554)	(1,267)

Total property and equipment, net	$988	$1,860

For the years ended December 31, 2018 and 2019, depreciation expense was $0.3 million and $0.7 million, respectively.

6.	Goodwill

The following table presents changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
(in thousands)	2018	2019
Balance at beginning of the year	$220,420	$220,420
Add: Sappira Inc. acquisition and FocusScript Acquisition	—	15,805
Less: impairments	—	—

Balance at end of the year	$220,420	$236,225

7.	Intangible Assets

The following tables present details of the Company’s intangible assets:

	At December 31, 2018
($ amounts in thousands)	Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	5-7	$11,600	$(7,496)	$4,104
Customer relationships	5	2,600	(1,690)	910
Developed technology	4-5	31,298	(20,256)	11,042

		$45,498	$(29,442)	$16,056

	At December 31, 2019
($ amounts in thousands)	Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	5-7	$12,000	$(9,856)	$2,144
Customer relationships	5	2,600	(2,210)	390
Developed technology	4-5	46,598	(28,075)	18,523
Backlog	1	700	(490)	210

Total		$61,898	$(40,631)	$21,267

The weighted-average remaining life of intangible assets was 5.0 and 4.4 years at December 31, 2018 and 2019, respectively.

For the years ended December 31, 2018 and 2019, amortization expense was $9.1 million and $11.2 million, respectively.

At December 31, 2019, the expected amortization of intangible assets for future periods is as follows:

(in thousands)
Years Ended December 31,
2020	$11,048
2021	3,882
2022	3,882
2023	2,323
2024	57
2025 and thereafter	75

$21,267

8.	Capitalized Software

The following table presents details of the Company’s capitalized software:

	At December 31,
(in thousands)	2018	2019
Capitalized software costs	$2,654	$7,363
Less: Accumulated amortization	(440)	(2,185)

Total	$2,214	$5,178

For the years ended December 31, 2018 and 2019, amortization expense was $0.4 million and $1.7 million, respectively.

At December 31, 2019, the expected amortization of capitalized software for future periods is as follows:

(in thousands)
Years Ended December 31,
2020	$2,454
2021	2,014
2022	710

$5,178

9.	Accrued Expenses and Other Current Liabilities

The following table summarizes the components of accrued expenses and other current liabilities in the accompanying consolidated balance sheets at December 31, 2018 and 2019:

	At December 31,
(in thousands)	2018	2019
Accrued bonus and payroll	$1,191	$3,037
Deferred revenue	258	3,453
Accrued interest	2,255	—
Income taxes payable	—	1,349
Accrued marketing expense	286	5,820
Other accrued expenses	—	1,897

Total accrued expenses and other current liabilities	$3,990	$15,556

10.	Leases

The Company’s leases consist of office facilities under noncancellable operating lease arrangements that expire at various dates through 2031. Certain of the Company’s facility leases contain renewal options for periods of up to 10 years, at the Company’s election. The Company has not recognized any renewal options in its estimate of the lease term as they are not reasonably certain of exercise. None of the Company’s lease agreements contain any material residual value guarantees or material restrictive covenants.

For the years ended December 31, 2018 and 2019, lease expense of $1.9 million and $3.0 million, respectively, is included in operating expenses in the consolidated statements of operations. The Company did not have any material variable lease costs or short-term lease expenses for the years ended December 31, 2018 and 2019.

Cash paid for amounts affecting the measurement of the Company’s operating lease liabilities included in cash flows from operating activities was $2.5 million for the year ended December 31, 2019. The weighted-average remaining lease term at December 31, 2019 was 9.9 years and the weighted-average discount rate as of December 31, 2019 was 5.99%. The Company’s facility leases do not contain material nonlease components.

The Company’s future minimum annual lease payments as of December 31, 2018 required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows for the years ending December 31:

(in thousands)
2019	$2,265
2020	2,405
2021	2,466
2022	670

$7,806

The following table presents maturities of operating lease liabilities at December 31, 2019:

(in thousands)

Fiscal Years Ending December 31,
2020	$2,937
2021	5,356
2022	5,254
2023	4,407
2024	4,562
2025 and thereafter	33,437

Total operating lease payments	55,953
Less: Effects of discounting	(15,887)

Present value of operating lease liabilities	$40,066

Current portion of operating lease liabilities	$2,937

Long-term operating lease liabilities	$37,129

Lease incentives of $7.4 million to be received over the next twelve months exceed the minimum lease payments and this amount is recorded in prepaid expenses and other current assets.

11.	Income Taxes

The components of the Company’s income tax expense are as follows:

	Year Ended December 31,
(in thousands)	2018	2019
Current:
Federal	$10,368	$20,012
State	620	2,592

	10,988	22,604

Deferred:
Federal	(1,789)	(4,670)
State	(644)	(1,004)

	(2,433)	(5,674)

Total income tax expense	$8,555	$16,930

The reconciliation of the income tax expense computed at the U.S. Federal statutory rate of 21% to the Company’s income tax expense is as follows:

	Year Ended December 31,
(in thousands)	2018	2019
Income taxes computed at Federal statutory rate	$10,993	$17,425
State income tax	(154)	988
Stock-based compensation	(1,375)	(475)
Research and development credits	(858)	(1,661)
Increase in valuation allowance	—	380
Other	(51)	273

Expense for income taxes	$8,555	$16,930

The components of the net deferred tax assets and liabilities are as follows:

	At December 31,
(in thousands)	2018	2019
Deferred tax assets
Other assets	$493	$3,108
Lease liabilities	—	9,111
Stock-based compensation	467	840
Research and development credits, net of reserves	1,059	1,845
Goodwill	—	2,524
Net operating losses	—	570

Total deferred tax assets	2,019	17,998
Valuation allowance	—	(561)

Deferred tax assets, net of valuation allowance	2,019	17,437

Deferred tax liabilities
Other liabilities	(345)	(214)
Lease assets	—	(9,002)
Property and equipment	(206)	(335)
Intangible assets	(4,058)	(5,679)

Total deferred tax liabilities	(4,609)	(15,230)

Net deferred tax (liability) asset	$(2,590)	$2,207

The Company regularly reviews the deferred tax assets for recoverability and establishes a valuation allowance when it is more likely that some portion, or all, of the deferred tax assets will not be realized. In making the assessment, the Company is required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of the net deferred tax assets will not be realized in future periods. At December 31, 2019, the Company has recorded a valuation allowance of $0.6 million for certain deferred tax assets, primarily related to U.S. net operating loss carryforwards (“NOLs”) generated by the VIEs as sufficient uncertainty exists regarding the future realization of these assets.

At December 31, 2019, the Company had U.S. NOLs of $2.4 million available to reduce future federal income taxes. An immaterial portion of these federal NOLs expire in 2037 and the remaining NOLs may be carried over indefinitely. The Company had state NOLs of $0.9 million available to reduce future state income taxes which expire in varying amounts beginning 2029. The Company had U.S. credit carryforwards related to California research and development credits of $3.7 million to offset future California income taxes. Under current California law, unused research credits may be carried over indefinitely. Utilization of these operating loss carryforwards and tax credits may be subject to an annual limitation based on changes in ownership, as defined by Section 382/383 of the Internal Revenue Code (“IRC”) of 1986, as amended. If applicable, the Company expects any adjustments to the financial statements to be immaterial as a valuation allowance was established against its operating loss carryforwards.

In 2018, the Company closed an audit by the Internal Revenue Service (“IRS”) for the year ended December 31, 2015. No assessment was made by the IRS as a result of this audit. At December 31, 2019, the tax years 2016 and forward are subject to examination by the IRS, and the tax years 2015 and forward are subject to examination by the various state taxing jurisdictions in which the Company is subject to tax.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

(in thousands)
Gross unrecognized tax benefits at December 31, 2017	$865
Increases related to prior year tax positions	458
Increases related to current year tax positions	3,186

Gross unrecognized tax benefits at December 31, 2018	4,509
Decreases related to prior year tax positions	(879)
Increases related to current year tax positions	744

Gross unrecognized tax benefits at December 31, 2019	$4,374

As of December 31, 2019, the Company had unrecognized tax benefits of $4.4 million, $3.9 million of which, if recognized, would impact its effective tax rate.

The Company estimates unrecognized tax benefits will decrease by $0.3 million in 2020 due to the expiration of statute of limitations.

At December 31, 2018 and 2019, accrued interest and penalties related to uncertain tax positions were $22,000 and $0.1 million, respectively.

12.	Debt

The Company’s debt balances at December 31, 2018 and 2019 were as follows:

	At December 31,
(in thousands)	2018	2019
Principal balance under First Lien Credit Agreement	$545,000	$688,155
Principal balance under Second Lien Credit Agreement	200,000	—

	745,000	688,155
Less: Unamortized debt issuance costs and discounts	(22,764)	(17,233)

	$722,236	$670,922

First Lien and Second Lien

In October 2018, the Company entered into a First Lien Credit Agreement (“First Lien”) and a Second Lien Credit Agreement (“Second Lien”) with various lenders, for term loans of $545 million and $200 million, respectively. The First Lien and Second Lien are collateralized by substantially all of the assets of the Company and 100% of the equity interest of GoodRx.

The First Lien accrues interest at a rate per annum equal to the LIBO Screen Rate plus a variable margin based on the Company’s most recently determined Net Leverage Ratio (as defined in the First Lien Credit Agreement), ranging from 2.75 to 3.00%. The effective interest rate on the First Lien for the years ended December 31, 2018 and 2019 was 5.9%. The First Lien requires quarterly principal payments from March 2019 through September 2025, with any remaining unpaid principal and any accrued and unpaid interest due on the maturity date of October 10, 2025. The Company may prepay the First Lien without penalty after April 2019.

The Second Lien accrued interest per annum at a rate per annum equal to the LIBO Screen Rate plus a margin of 7.50%. The effective interest rate on the Second Lien for the years ended December 31, 2018 and 2019 was 11.2% and 10.0%, respectively. The Second Lien did not require principal payments during the term of the loan with unpaid principal and any accrued and unpaid interest due on October 12, 2026. The Second Lien was prepayable without penalty after October 2020. Any prepayment prior to October 2019 required a 2.0% prepayment penalty and any prepayment between October 2019 and October 2020 required a 1.0% prepayment penalty.

In November 2019, the Company entered into an amendment of the First Lien to draw an additional term loan in the amount of $155 million. The additional term loan has the same maturity date and other terms as the original $545 million term loan. The proceeds from the amendment to the First Lien and existing cash resources were used to repay the Second Lien including prepayment penalties. The Company recognized a loss on extinguishment of the Second Lien of $4.9 million from unamortized debt issuance costs and discounts and prepayment penalties. The Company incurred third-party costs related to the amendment of the First Lien of $2.9 million which were expensed as incurred in other expense, net in the consolidated statements of operations.

As of December 31, 2019, the Company is subject to a financial covenant requiring maintenance of a Net Leverage Ratio not to exceed 8.2 to 1.0 and other nonfinancial covenants under the First Lien. Additionally, GoodRx is restricted from making dividend payments, loans or advances to the Company. At December 31, 2018 and 2019, the Company was in compliance with its covenants.

The following table presents details of the future principal payments under the debt agreements at December 31, 2019:

(in thousands)

Years Ending December 31,
2020	$7,029
2021	7,029
2022	7,029
2023	7,029
2024	7,029
2025	653,010

Total principal payments	$688,155

In 2018 and 2019, the Company incurred debt issuance costs and discounts of $23.4 million and $0.6 million, respectively, relating to the original issuance and subsequent amendment of the First Lien and the issuance of the Second Lien. Amortization of debt issuance costs and discounts of $0.8 million and $3.3 million were recognized as interest expense in the consolidated statements of operations for the years ended December 31, 2018 and 2019, respectively.

Accrued interest on the First Lien and Second Lien was $2.3 million and $0 at December 31, 2018 and 2019, respectively, and interest expense, including the amortization of debt issuance costs and discounts, was $11.7 million and $49.4 million for the years ended December 31, 2018 and 2019, respectively.

Line of Credit

In October 2018, the Company also obtained a line of credit for up to $40 million. During the year ended December 31, 2019, the term of the line of credit was extended by one year expiring on October 11, 2024. The line of credit bears interest at a rate equal to the LIBO Screen Rate plus a variable margin based on the Company’s most recently determined Net Leverage Ratio (as defined in the First Lien Credit Agreement), ranging from 2.50 to 3.00% on used amounts and 0.25 to 0.50% on unused amounts. There were no borrowings against the line of credit for the years ended December 31, 2018 and 2019. There were outstanding letters of credit issued against the line of credit for $0.1 million and $9.1 million as of December 31, 2018 and 2019, respectively, which reduces the Company’s available borrowings under the line of credit.

In 2019, the Company was required to provide a $9.0 million letter of credit for the benefit of the landlord of a new facility lease which the landlord may draw upon in the event of the Company’s default of rent payment or damages to the building. The letter of credit will decrease by $0.9 million per year commencing in 2022.

Loss on Extinguishment of Debt in 2018

In April 2017 and May 2018, the Company entered into two credit agreements syndicated with various lenders, which provided term loans in aggregate of $307 million. In connection with the entering into the First Lien and Second Lien, the Company repaid in full all amounts due under its then-existing debt arrangement and recognized a loss on extinguishment of $2.9 million.

13.	Commitments and Contingencies

Legal Proceedings

During the normal course of business, the Company may become subject to legal proceedings, claims and litigation. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Accruals for loss contingencies are recorded when a loss is probable, and the amount of such loss can be reasonably estimated.

As of December 31, 2019, the Company is not subject to any currently pending legal matters or claims that could have a material adverse effect on its financial position, results of operations, or cash flows should such litigation be resolved unfavorably.

Refer to Note 10 Leases for detail of the contractual obligations for the Company’s noncancellable operating leases.

14.	Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Preferred Stock and Special Dividends

On October 12, 2018, the Company issued 126 million shares of redeemable convertible preferred stock for gross proceeds of $748.8 million. The Company incurred $11.8 million of issuance costs. Concurrent with this investment, all then-existing shares of preferred stock (the “old preferred stock”) were converted to common shares.

The holders of old preferred stock were entitled to receive cumulative preferential dividends, if declared, at an annual rate of 10% of the original issue price of each share of preferred stock. In May 2018, the Company used the proceeds from the credit agreement described in Note 12 and cash on hand to pay cumulative dividends in arrears on the old preferred stock of $18.6 million and also to pay a special dividend to preferred and common stockholders of $154.4 million.

In October 2018, the Company used the proceeds from the First Lien and Second Lien, debt facilities, the proceeds from the issuance of preferred stock, and cash on hand to pay cumulative dividends in arrears on the old preferred stock of $6.4 million immediately prior to their conversion to common stock and to pay special dividends to preferred and common stockholders of approximately $1,167.1 million.

A summary of the significant rights and preferences of the redeemable convertible preferred stock outstanding at December 31, 2019 is as follows:

Conversion

Each share of preferred stock is convertible, at the option of the holder, into shares of common stock by dividing the original issue price by the conversion price, subject to adjustments for certain events as defined by the Amended Certificate of Incorporation. Each redeemable convertible preferred share will automatically be converted into common stock upon the election by the majority of investors provided in writing to the Company at the rate of 1:1. The number of shares of common stock issuable upon conversion of each share of redeemable convertible preferred stock shall be appropriately adjusted to reflect any stock dividend, stock split or other similar event affecting the number of outstanding shares of common stock. Each share of preferred stock will automatically be converted into common stock, (i) immediately prior to the closing of a Qualified IPO, (ii) upon the election of the preferred majority provided in writing to the Company, which notice may be provided at any time, or (iii) immediately at such time as the liquidation preference has been reduced to zero. A Qualified IPO is defined as a sale of any class of shares of the Company, resulting in at least $200 million of net proceeds to the Company, in which the per share price of the shares of Common Stock being offered in such public offering is at least (i) prior to October 12, 2022, 1.25x the original issue price and (ii) on or following October 12, 2022, one times the original issue price. In addition, the Company may not redeem any portion of the preferred stock, without majority written consent of the preferred stockholders.

Dividends

No dividends accrue or are payable with respect to the preferred stock unless declared by the Board of Directors. In the event a dividend to common stockholders is declared, the Company must also declare and pay to holders of the preferred stock at the same time and in the same amount that the preferred stockholders would have been paid had all outstanding preferred stock been converted immediately prior to the record date for such dividend, or if no record date is fixed, the date as of which record holders of common stock are entitled to such dividends.

Liquidation

In the event of any liquidation, dissolution, winding-up of the Company or deemed liquidation events (as defined), the holders of the preferred stock are entitled to receive for each outstanding share an amount equal to the greater of: (i) the original issuance price per share plus all declared but unpaid dividends; and (ii) all declared but unpaid dividends plus the amount per share payable upon the event of any liquidation, dissolution, winding-up or deemed liquidation event, after payment of all declared and unpaid dividends and in lieu of payment of the liquidation preference (as defined), had all the shares of preferred stock been converted into common stock prior to such liquidation. The original issuance price per share is $5.94. After payment of the liquidation preferences to the preferred stock, all remaining assets are distributed to the common stockholders. Any proceeds remaining after payment to the holders of redeemable convertible preferred stock are to be distributed ratably to the holders of common stock.

The liquidation preference provisions of the preferred stock such as a change in control are considered contingent redemption provisions as there are certain elements that are not solely within the control of the Company. Accordingly, the preferred stock has been presented in the mezzanine section of the consolidated balance sheet.

Voting

The holders of shares of preferred stock are entitled to vote as a separate class for certain matters. Unless otherwise provided by law or in the current charter, the preferred stockholders vote together with the common stockholders as a single class, on an as converted common stock basis for matters submitted to the stockholders for a vote.

15.	Stock-Based Compensation

2015 Equity Incentive Plan

The Board of Directors is authorized to grant stock-based awards under the 2015 Equity Incentive Plan (the “2015 Plan”). At December 31, 2019, 732,723 shares were available for issuance under the 2015 Plan.

Stock Options

Options granted generally vest 25% of the total award on the first anniversary of the vesting commencement date, and thereafter ratably monthly over the remaining three-year period. Options generally have a ten-year term. The Company issues new shares upon exercise of stock options. Options granted under the 2015 Plan do not include any forfeitable or non-forfeitable dividend equivalent rights.

A summary of the stock option activity for the year ended December 31, 2019 is as follows, in thousands, except per share amounts and term information:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2018	14,869	2.61	8.5 years	$12,626
Granted	6,107	5.94			$1.27
Exercised	(2,397)	1.25		11,090
Expired/Cancelled/Forfeited	(1,729)	4.19

Outstanding at December 31, 2019	16,850	3.82	8.2 years	35,043

Exercisable at December 31, 2019	7,006	2.55	7.6 years	23,314

The weighted-average fair value per share of options granted for the year ended December 31, 2018 was $1.17.

The fair value of option awards issued under the plan are estimated on the grant date using the Black-Scholes option-pricing model. The following table summarizes the assumptions used:

	Year Ended December 31,
	2018	2019
Risk-free interest rate	2.7% - 2.9%	1.4% - 2.4%
Expected term	5.7 - 6.1 years	5.6 - 6.3 years
Expected stock price volatility	60%	50%
Dividend yield	0%	0%
Fair value of common stock per share	$1.05 - $2.75	$2.75 - $ 5.88

For the years ended December 31, 2018 and 2019, stock-based compensation expense related to stock options was $1.8 million and $2.5 million, respectively. There was $5.4 million and $9.1 million of total unrecognized compensation cost related to stock options granted under the 2015 Plan at December 31, 2018 and 2019. The unrecognized compensation cost at December 31, 2019 is expected to be recognized over a weighted-average remaining service period of 2.9 years.

Restricted Stock Awards

As a result of the HeyDoctor acquisition, the Company issued 1,878,588 shares of restricted stock to certain employees. The restricted shares are subject to a repurchase option that entitles the Company to repurchase any unvested shares at par value if the employees are no longer employed by the Company during the four-year vesting period. Compensation expense is recognized over the vesting period based on the grant-date fair value of $3.88 per share. To the extent the Company pays a dividend, restricted stock awards are entitled to dividends, however such dividends are forfeitable if the award does not vest.

The following table shows the activity in the nonvested restricted shares for 2019:

(in thousands, except per share amounts)	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted shares at December 31, 2018	19	$0.004
Granted	1,879	3.88
Vested	(19)	0.004

Nonvested restricted shares at December 31, 2019	1,879	3.88

For the year ended December 31, 2019, total stock-based compensation expense related to restricted stock awards was $1.3 million. At December 31, 2019, there was $6.0 million of total unrecognized compensation cost related to these restricted shares which is expected to be recognized over the remaining service period of 3.3 years.

Stock-Based Compensation Expense

Stock-based compensation is included in the following components of expenses on the accompanying consolidated statements of operations.

	Year Ended December 31,
(in thousands)	2018	2019
Cost of revenue	$—	$28
Product development and technology	1,048	1,775
Sales and marketing	544	1,268
General and administrative	170	676

	$1,762	$3,747

Deferred income tax benefit recognized	$391	$561
Excess tax benefit realized from stock options exercised	$1,349	$853

Bonus expense for options

In connection with the dividend payments made to stockholders in May 2018 and October 2018, as further described in Note 14 Redeemable Convertible Preferred Stock and Stockholders’ Deficit, the Company paid vested option holders cash bonuses totaling $38.8 million which are included in the following components of expenses on the accompanying consolidated statement of operations for the year ended December 31, 2018 as follows:

(in thousands)
Cost of revenue	$—
Product development and technology	29,189
Sales and marketing	6,878
General and administrative	2,733

$38,800

The payment of cash bonuses to vested option holders was not required under terms of the options or the 2015 Plan, and did not result in a modification of the stock options.

16.	Basic and Diluted Earnings Per Share

The computation of earnings per share for the years ended December 31, 2018 and 2019 is as follows:

	Year Ended December 31,
(in thousands, except per share data)	2018	2019
Numerator:
Net income	$43,793	$66,048
Less: Accumulated dividends on convertible preferred stock	(12,984)	—
Less: Undistributed earnings allocated to convertible preferred stock	(17,014)	(23,607)

Net income attributable to common stockholders—basic	$13,795	$42,441
Add: Undistributed earnings reallocated to holders of common stock	431	304

Net income attributable to common stockholders—diluted	$14,226	$42,745

Denominator:
Weighted average shares—basic	111,842	226,607
Dilutive impact of stock options and restricted stock awards	6,502	4,602

Weighted average shares—diluted	118,344	231,209

Earnings per share
Basic	$0.12	$0.19
Diluted	$0.12	$0.18

The following weighted-average potentially dilutive shares were excluded from the computation of diluted net income per share for the periods presented because including them would have been antidilutive:

	Year Ended December 31,
(in thousands)	2018	2019
Redeemable convertible preferred stock	137,946	126,046
Stock options to purchase common stock	2,539	7,304

Pro forma earnings per share (unaudited)

The computation of unaudited pro forma earnings per share for the year ended December 31, 2019 is as follows:

Numerator:
Net income—basic and diluted	$66,048
Denominator:
Weighted average shares—basic	226,607
Adjustment for assumed conversion of convertible preferred stock to common stock	126,046

Pro forma weighted-average shares—basic	352,653
Dilutive impact of stock options and restricted stock awards	4,602

Pro forma weighted-average shares—diluted	357,255

Pro forma earnings per share:
Basic	$0.19
Diluted	$0.18

17.	Condensed Financial Information of Parent Company

GoodRx Holdings Inc. has no material assets or standalone operations other than its ownership in its consolidated subsidiaries. Under the terms of debt agreements entered into by GoodRx, a wholly-owned subsidiary of GoodRx Intermediate Holdings, LLC, which itself is a wholly-owned subsidiary of GoodRx Holdings, Inc., GoodRx is restricted from making dividend payments, loans or advances to GoodRx Intermediate Holdings, LLC and GoodRx Holdings, Inc. These restrictions have resulted in the restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of GoodRx, Inc. and its subsidiaries exceeding 25% of the consolidated net assets of GoodRx Holdings, Inc. and its subsidiaries.

The condensed financial information is presented on a “parent-only” basis, and GoodRx Holdings Inc.’s investment in its subsidiary is stated at cost plus equity in earnings of subsidiary less distributions received from subsidiary since the date of the October 7, 2015 acquisition. GoodRx Holdings. Inc.’s share of net income of its subsidiary is included in net income using the equity method of accounting. The subsidiary has made distributions to GoodRx Holdings, Inc. in excess of GoodRx Holdings, Inc.’s investments in and equity in earnings of the subsidiary.

During 2018 and 2019, GoodRx Holdings, Inc. received dividends from its subsidiary of $606.0 million and $0, respectively.

The following table presents the parent-only balance sheets of GoodRx Holdings, Inc. as of December 31, 2018 and 2019:

	At December 31,
(in thousands, except per share amounts)	2018	2019
Assets
Cash	$500	$110
Other asset	—	147

Total assets	$500	$257

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Investment in subsidiary, net of distributions	$425,918	$350,830

Total liabilities	425,918	350,830
Redeemable convertible preferred stock
Redeemable convertible preferred stock, $0.006 par value; 130,000 shares authorized and 126,046 shares issued and outstanding at December 31, 2018 and 2019; liquidation preference of $748,800 at December 31, 2019	737,009	737,009
Stockholders’ deficit
Common stock, $0.002 par value; 380,000 shares authorized at December 31, 2018 and 2019; 225,201 and 229,750 shares issued and outstanding as of December 31, 2018 and December 31, 2019, respectively	451	460
Additional paid-in capital	—	8,788
Accumulated deficit	(1,162,878)	(1,096,830)

Total stockholders’ deficit	(1,162,427)	(1,087,582)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$500	$257

The following table presents the parent-only statement of operations of GoodRx Holdings, Inc. for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
(in thousands)	2018	2019
Equity in earnings of subsidiary	$43,793	$66,048

Net income	$43,793	$66,048

The following table presents the parent-only statement of cash flows of GoodRx Holdings, Inc. for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
(in thousands)	2018	2019
Cash flows from operating activities
Net income	$43,793	$66,048
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiary	(43,793)	(66,048)
Changes in assets and liabilities:
Other asset	—	(147)

Net cash used in operating activities	—	(147)

Cash flows from investing activities
Distribution from subsidiary	605,997	—
Investment in subsidiary	—	(4,908)

Net cash provided by (used in) investing activities	605,997	(4,908)

Cash flows from financing activities
Issuance of preferred stock, net	737,009	—
Issuance of common stock	—	1,623
Dividends paid	(1,346,355)	—
Proceeds from exercise of stock options	3,349	3,042

Net cash (used in) provided by financing activities	(605,997)	4,665

Net change in cash	—	(390)
Cash
Beginning of year	500	500

End of year	$500	$110

18.	Subsequent Events

The Company has evaluated subsequent events through April 27, 2020, the date these consolidated financial statements were available to be issued and has determined that the following subsequent events require disclosure in the consolidated financial statements.

On January 28, 2020, an additional 10 million shares of common stock were authorized.

Between January 1, 2020 and April 27, 2020, the Company granted stock options to purchase 5.6 million shares of common stock with a weighted average exercise price of $6.20 per share.

COVID-19 Outbreak

As a precautionary measure, to increase the Company’s cash position and preserve financial flexibility in light of the current uncertainty resulting from the COVID-19 outbreak, on March 18, 2020, the Company borrowed an aggregate of $28.0 million under its line of credit.

Current circumstances of the COVID-19 crisis are dynamic and the impact on the Company’s business operations, including the duration and changes in customer behavior, cannot be reasonably estimated at this time. Although initial indications point to minimal impact to demand, the Company anticipates this may change and could result in a material impact on its business, results of operations, financial position and cash flows in 2020.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law, featuring significant tax provisions and other measures to assist individuals and businesses impacted by the economic effects of the COVID-19 pandemic. The CARES Act increased the Section 163(j) interest expense limitation from 30% to 50% of adjusted taxable income, provided for the payment deferral of certain Social Security taxes, made a technical correction allowing Qualified Improvement Property (“QIP”) to be treated as 15-year property, and included numerous other provisions. The Company is currently evaluating the impact of the CARES Act and will account for the tax effects of the related changes in the period of enactment.

Change in Ownership of HeyDoctor Professional Service Corporations

In 2020, the ownership of the HeyDoctor PSCs was transferred to different medical professionals. The Company’s deferred income taxes reflect carryover tax attributes generated by the VIEs available for future utilization. Section 382 of the IRC limits the utilization of U.S. net operating loss carryforwards following a change of control. As the 2020 change in ownership in the PSCs constitutes a change of control, U.S. NOLs from the PSCs will be subject to an annual limitation under IRC Section 382. The Company expects any limitation will be immaterial to the financial statements as a valuation allowance was established against the NOLs from the PSCs due to uncertainty regarding their future realization.

Events Subsequent to Original Issuance of the Consolidated Financial Statements (Unaudited)

In connection with the reissuance of the consolidated financial statements, the Company has evaluated subsequent events through July 2, 2020, the date the financial statements were available to be reissued.

Between April 28, 2020 and July 2, 2020, the Company granted stock options to purchase 3.5 million shares of common stock with a weighted average exercise price of $6.84 per share of which options to purchase 2.9 million shares of common stock vest solely based on the continued service of the employee and options to purchase 0.6 million shares of common stock vest upon continued service and the achievement of both performance and market conditions. The performance condition is satisfied upon the closing of an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or a change in the control of the Company, as defined. The market condition is satisfied upon the Company’s common stock achieving certain per share price thresholds in the initial public offering, the trading price of the Company’s stock for a period subsequent to the initial public offering, or the per share price in a change in control transaction.

In May 2020, the Company entered into an amendment of the First Lien to increase the amount of the line of credit to $100.0 million. The maturity date and interest rate are the same as the original line of credit disclosed in Note 12. The Company incurred lender and third-party costs of $1.3 million related to the amendment. The Company has not borrowed any additional amounts under the line of credit subsequent to March 18, 2020.

In June 2020, the Company modified the terms of an option to purchase 0.4 million shares of common stock. The original award that would otherwise have been cancelled upon the employee’s departure from the Company was modified to permit the former employee to only exercise the award within 30 days of the Company completing its initial public offering or a change in control of the Company, as defined.

GOODRX HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND JUNE 30, 2020

(in thousands, except par values)	December 31, 2019	June 30, 2020	Pro Forma June 30, 2020
Assets
Current assets
Cash	$26,050	$126,625
Accounts receivable, net	48,129	58,782
Prepaid expenses and other current assets	12,403	15,027

Total current assets	86,582	200,434

Property and equipment, net	1,860	5,229
Goodwill	236,225	236,225
Intangible assets, net	21,267	14,576
Capitalized software, net	5,178	10,959
Operating lease right-of-use assets	32,315	30,280
Deferred tax assets, net	2,207	1,687
Other assets	1,162	3,043

Total assets	$386,796	$502,433

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$7,851	$8,604
Accrued expenses and other current liabilities	15,556	41,114
Current portion of debt	7,029	7,029
Operating lease liabilities, current	2,937	3,280

Total current liabilities	33,373	60,027
Debt, net	663,893	689,892
Operating lease liabilities, net of current portion	37,129	36,088
Deferred tax liabilities, net	—	1,772
Other liabilities	2,974	4,380

Total liabilities	737,369	792,159

Commitments and contingencies (Note 7)

Redeemable convertible preferred stock, $0.006 par value; 130,000 shares authorized and 126,046 shares issued and outstanding at December 31, 2019 and June 30, 2020; liquidation preference of $748,800 at December 31, 2019 and June 30, 2020; no shares issued and outstanding at June 30, 2020, pro forma	737,009	737,009	—
Stockholders’ deficit
Common stock, $0.002 par value; 380,000 and 390,000 shares authorized at December 31, 2019 and June 30, 2020, respectively; 229,750 and 230,439 shares issued and outstanding at December 31,2019 and June 30, 2020, respectively; 356,485 shares issued and outstanding at June 30, 2020, pro forma	460	462	$713
Additional paid-in capital	8,788	14,950	751,708
Accumulated deficit	(1,096,830)	(1,042,147)	(1,042,147)

Total stockholders’ deficit	(1,087,582)	(1,026,735)	$(289,726)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$386,796	$502,433

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOODRX HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2019 AND 2020

	Six Months Ended June 30,
(in thousands, except per share amounts)	2019	2020
Revenue	$173,223	$256,703
Costs and operating expenses:
Cost of revenue, exclusive of depreciation and amortization presented separately below	6,024	12,843
Product development and technology	11,636	22,287
Sales and marketing	77,689	115,082
General and administrative	6,063	12,219
Depreciation and amortization	5,746	8,866

Total costs and operating expenses	107,158	171,297

Operating income	66,065	85,406

Other expense (income):
Other expense (income), net	1	(21)
Interest income	(309)	(116)
Interest expense	26,679	15,433

Total other expense, net	26,371	15,296

Income before income tax expense	39,694	70,110
Income tax expense	(8,492)	(15,427)

Net income	$31,202	$54,683

Net income attributable to common stockholders
Basic	$20,025	$35,325

Diluted	$20,155	$35,674

Earnings per share:
Basic	$0.09	$0.15
Diluted	$0.09	$0.15

Weighted average shares used in computing earnings per share:
Basic	225,841	230,020
Diluted	229,974	236,557

Pro forma earnings per share:
Basic		$0.15
Diluted		$0.15

Weighted average shares used in computing pro forma earnings per share:
Basic		356,066
Diluted		362,603

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOODRX HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

SIX MONTHS ENDED JUNE 30, 2019 AND 2020

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
(in thousands)	Shares	Amount	Shares	Amount
Balance at December 31, 2018	126,046	$737,009	225,201	$451	$—	$(1,162,878)	$(1,162,427)
Stock options exercised	—	—	1,717	4	1,883	—	1,887
Restricted stock issuance			1,879	3	(3)	—	—
Stock-based compensation	—	—	—	—	1,944	—	1,944
Net income	—	—	—	—	—	31,202	31,202

Balance at June 30, 2019	126,046	$737,009	228,797	$458	$3,824	$(1,131,676)	$(1,127,394)

Balance at December 31, 2019	126,046	$737,009	229,750	$460	$8,788	$(1,096,830)	$(1,087,582)
Stock options exercised	—	—	689	2	1,221	—	1,223
Stock-based compensation	—	—	—	—	4,941	—	4,941
Net income	—	—	—	—	—	54,683	54,683

Balance at June 30, 2020	126,046	$737,009	230,439	$462	$14,950	$(1,042,147)	$(1,026,735)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOODRX HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2019 AND 2020

	Six Months Ended June 30,
(in thousands)	2019	2020
Cash flows from operating activities
Net income	$31,202	$54,683
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,746	8,866
Amortization of debt issuance costs	1,682	1,596
Non-cash operating lease expense	920	2,232
Stock-based compensation	1,736	4,331
Deferred income taxes	—	2,292
Changes in operating assets and liabilities, net of effect of business acquisition
Accounts receivable	(4,566)	(10,653)
Prepaid expenses and other assets	634	(3,952)
Accounts payable	5,252	753
Accrued expenses and other current liabilities	8,487	23,164
Operating lease liabilities	(861)	(224)
Other liabilities	42	737

Net cash provided by operating activities	50,274	83,825

Cash flows from investing activities
Purchase of property and equipment	(670)	(1,779)
Acquisitions, net of cash acquired	(12,606)	—
Capitalized software	(2,029)	(6,540)

Net cash used in investing activities	(15,305)	(8,319)

Cash flows from financing activities
Proceeds from line of credit	—	28,000
Payments on long-term debt	(8,725)	(3,515)
Payment of debt issuance costs	—	(1,306)
Proceeds from exercise of stock options	1,887	1,223
Proceeds from early exercise of stock options	—	667

Net cash (used in) provided by financing activities	(6,838)	25,069

Net change in cash	28,131	100,575
Cash
Beginning of period	34,600	26,050

End of period	$62,731	$126,625

Supplemental disclosure of cash flow information
Cash paid during the period for
Income taxes	$318	$1,545
Interest	26,066	13,833
Non cash investing and financing activities
Offering costs included in accounts payable and accrued expense and other current liabilities	$—	$736
Right-of-use assets obtained in exchange for new operating lease liabilities	2,606	—
Stock-based compensation included in capitalized software development costs	208	610
Capitalized software development costs in accrued expenses and other current liabilities	298	269
Purchase of property and equipment included in accounts payable and accrued expenses and other current liabilties	—	2,125

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOODRX HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

GoodRx Holdings, Inc. (the “Company”) was formed in September 2015. On October 7, 2015, the Company acquired 100% of the outstanding shares of GoodRx, Inc. (“GoodRx”). GoodRx was formed in September 2011. The Company offers information and tools to help consumers compare prices and save on their prescription drug purchases. The Company operates apps and websites that provide prices and discounts at local and mail-order pharmacies for both insured and uninsured Americans. The services are free to consumers and the Company primarily earns revenue from its core business from Pharmacy Benefit Managers (“PBMs”) that manage formularies and prescription transactions including establishing pricing between consumers and pharmacies.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019 and the related notes. The December 31, 2019 condensed consolidated balance sheet was derived from our audited consolidated financial statements as of that date. Our unaudited interim condensed consolidated financial statements include, in the opinion of management, all adjustments, consisting of normal and recurring items, necessary for the fair statement of the condensed consolidated financial statements. There have been no significant changes in accounting policies during the six months ended June 30, 2020 from those disclosed in the annual consolidated financial statements for the year ended December 31, 2019 and the related notes.

The operating results for the six months ended June 30, 2020 are not necessarily indicative of the results expected for the full year ending December 31, 2020.

Principles of Consolidation

The consolidated financial statements include the financial statements of GoodRx Holdings, Inc., its wholly owned subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. Intercompany balances and transactions have been eliminated in consolidation. Results of businesses acquired are included in the Company’s consolidated financial statements from their respective dates of acquisition.

Consolidation of VIEs

The Company evaluates whether an entity in which it has a variable interest is considered a variable interest entity (“VIE”). VIEs are generally entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights and a right to receive the expected residual returns of the entity or an obligation to absorb the expected losses of the entity).

Under the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, an entity consolidates a VIE if it is determined to be the primary beneficiary of the VIE. The primary beneficiary has both (a) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company periodically reassesses whether it is the primary beneficiary of a VIE.

On April 18, 2019, the Company acquired Sappira, Inc. d.b.a. HeyDoctor (“HeyDoctor”). HeyDoctor provides management and other services to Professional Service Corporations (“PSCs”), which are owned by medical professionals in accordance with certain state laws which restrict the corporate practice of medicine and require medical practitioners to own such entities. The Company determined that the PSCs are VIEs. The Company also determined that it is able to direct the activities of the PSCs that most significantly impact their economic performance and it funds and absorbs all losses of these VIEs resulting in the Company being the primary beneficiary of the PSCs. Accordingly, the Company consolidates the VIEs. Total revenue and net loss for the VIEs were $3.7 million and $(0.6) million, respectively, for the six months ended June 30, 2020. Total revenue and net loss for the VIEs were $0.2 million and $(0.5) million, respectively, for the period from April 18, 2019 to June 30, 2019. The VIEs’ total assets and liabilities were $3.5 million and $5.6 million, respectively, at June 30, 2020. The VIEs’ total stockholders’ deficit was $2.1 million at June 30, 2020. The VIEs’ total assets and liabilities were $1.4 million and $2.9 million, respectively, at December 31, 2019. The VIEs’ total stockholders’ deficit was $1.5 million at December 31, 2019.

Unaudited pro forma information

In connection with a qualifying initial public offering contemplated by the Company, all shares of redeemable convertible preferred stock will automatically convert into shares of common stock on a one-for-one basis. The unaudited pro forma balance sheet information gives effect to the conversion of the redeemable convertible preferred stock as of June 30, 2020.

Unaudited pro forma basic and diluted earnings per share were computed to give effect to the automatic conversion of all outstanding redeemable convertible preferred stock into common stock in connection with a qualifying initial public offering as though the conversion had occurred as of January 1, 2019.

Segment Reporting and Geographic Information

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker manages the Company on the basis of one operating segment. During the six months ended June 30, 2019 and 2020, all of the Company’s revenue was from customers located in the United States. In addition, at December 31, 2019 and June 30, 2020, all of the Company’s right-of-use assets and property and equipment was in the United States.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements, including the accompanying notes. The Company bases its estimates on historical factors, current circumstances, and the experience and judgment of management. The Company evaluates its estimates and assumptions on an ongoing basis. Actual results could differ from those estimates. Significant estimates reflected in the condensed consolidated financial statements include revenue recognition, valuation of intangible assets, useful lives of long-lived assets and capitalized software costs, recovery of long-lived assets and goodwill, assumptions used for purpose of determining stock-based compensation, and income tax reserves, among others.

Certain Risks and Concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash deposits with several financial institutions in the United States which, at times, may exceed federally insured limits. Cash may be withdrawn or redeemed on demand. The Company believes that the financial institutions that hold its cash are financially sound and, accordingly, minimal credit risk exists with respect to these balances. The Company has not experienced any losses in such accounts.

The Company extends credit to its customers based on an evaluation of their ability to pay amounts due under contractual arrangements and generally does not obtain or require collateral.

For the six months ended June 30, 2020, three customers accounted for approximately 18%, 18% and 12% of the Company’s revenue. At June 30, 2020, two customers accounted for 13% and 13% of the Company’s accounts receivable balance. For the six months ended June 30, 2019, two customers accounted for approximately 26% and 23% of the Company’s revenue. At December 31, 2019, two customers accounted for 17% and 16% of the Company’s accounts receivable balance.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (“COVID–19”) a pandemic. COVID-19 has spread to almost every country in the world and all 50 states within the United States. Through June 30, 2020, the Company’s prescription offering experienced a decline in activity as many consumers avoided visiting healthcare professionals and pharmacies in-person during the course of the pandemic, which the Company believes has had a similar effect across the industry. In addition, the Company has experienced a significant increase in demand for the telehealth offerings. The Company only commenced its telehealth offerings following the acquisition of HeyDoctor in April 2019. The full extent to which the outbreak of COVID-19 will impact the Company’s business, results of operations and financial condition is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

In light of the currently unknown ultimate duration and severity of COVID-19, the Company faces a greater degree of uncertainty than normal in making the judgments and estimates needed to apply significant accounting policies. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts COVID-19 as of June 30, 2020 and through the date of this report. The accounting matters assessed included, but were not limited to, the Company’s allowance for doubtful accounts, the carrying value of the goodwill and other long-lived assets, incentive-based compensation and income taxes.

As of the date of these condensed consolidated financial statements, management is not aware of any specific event or circumstance that would require an update to estimates or judgments or a revision to the carrying value of assets or liabilities. However, these estimates and judgments may change as new events occur and additional information is obtained, which may result in changes being recognized in our consolidated financial statements in future periods.

Income Taxes

The Company calculates income tax expense in interim periods by applying an estimated annual effective tax rate to income before income taxes and by calculating the tax effect of discrete items recognized during the period.

Deferred Offering Costs

Deferred offering costs of $0 and $0.7 million have been recorded as other assets on the condensed consolidated balance sheets as of December 31, 2019 and June 30, 2020, respectively, and consist of costs incurred in connection with the anticipated sale of the Company’s common stock in its initial public offering (“IPO”), including certain legal, accounting, printing, and other IPO related costs. After completion of the

IPO, deferred offering costs are recorded in stockholders’ deficit as a reduction from the proceeds of the offering. Should the Company terminate its planned IPO or if there is a significant delay, the deferred offering costs would be immediately expensed in the condensed consolidated statements of operations.

Revenue Recognition

For the six months ended June 30, 2019 and 2020, revenue comprises the following:

	Six Months Ended June 30,
(in thousands)	2019	2020
Prescription transactions revenue	$164,318	$232,565
Other revenue	8,905	24,138

Total revenue	$173,223	$256,703

Stock-Based Compensation

Compensation cost is allocated to cost of revenue, product development and technology, sales and marketing, and general and administrative expense in the condensed consolidated statements of operations for stock options and restricted stock awards, based on the fair value of these awards at the date of grant. For awards that vest based on continued service, stock-based compensation cost is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. For awards with performance vesting conditions, stock-based compensation cost is recognized on a graded vesting basis over the requisite service period when it is probable the performance condition will be achieved. The grant date fair value of stock options that contain service or performance conditions is estimated using the Black-Scholes option-pricing model and the grant date fair value of restricted stock awards that contain service or performance conditions is estimated based on the fair value of the Company’s common stock. For awards with market vesting conditions, the fair value is estimated using a Monte Carlo simulation model that incorporates the likelihood of achieving the market condition. Stock-based compensation cost for awards that contain market vesting conditions is recognized on a graded vesting basis over the requisite service period, even if the market condition is not satisfied. For awards that contain service, performance and market vesting conditions, the Company commences recognition of stock-based compensation cost once it is probable that the performance condition will be achieved. If the performance condition is an initial public offering or a change in control event, the performance condition is not probable of being achieved for accounting purposes until the event occurs. Once it is probable that the performance condition will be achieved, the Company recognizes stock-based compensation cost over the remaining requisite service period under a graded vesting model, with a cumulative adjustment for the portion of the service period that occurred for the period prior to the performance condition becoming probable of being achieved. Thereafter, expense is recognized even if the market condition was not or is not achieved, provided the employee continues to satisfy the service condition. Forfeitures are recognized when they occur.

Comprehensive Income

During the six months ended June 30, 2019 and 2020, other than net income, the Company did not have any other elements of comprehensive income.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In August 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair

Value Measurement. This ASU eliminates, modifies and adds disclosure requirements for fair value measurements. The Company adopted this guidance on January 1, 2020, and the adoption did not have any impact to the consolidated financial statements.

Recently issued accounting pronouncements - not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, to require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In February 2020, the FASB issued ASU 2020-02, Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842) (SEC Update), which amends the language in Subtopic 326-20 and addresses questions primarily regarding documentation and company policies. The guidance in ASU 2016-13 and ASU 2020-02 related to credit losses is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. ASU 2018-15 requires implementation costs incurred by customers in cloud computing arrangements to be deferred over the noncancelable term of the cloud-computing arrangements plus any optional renewal periods (1) that are reasonably certain to be exercised by the customer or (2) for which exercise of the renewal option is controlled by the cloud service provider. This guidance is effective date for fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. This guidance can be adopted either using the prospective or retrospective transition approach. The Company is currently evaluating the impacts of this ASU on its consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance is effective for fiscal years, beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. All entities are required to apply the amendments in this ASU retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The objective of the guidance is to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and to provide more consistent application to improve the comparability of financial statements. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

3.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

(in thousands)	At December 31, 2019	At June 30, 2020
Prepaid expenses	$5,014	$8,309
Lease incentive receivable	7,389	6,718

Total prepaid expenses and other current assets	$12,403	$15,027

4.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

(in thousands)	At December 31, 2019	At June 30, 2020
Accrued marketing	$5,820	$9,430
Deferred revenue	3,453	7,409
Income taxes payable	1,349	12,922
Accrued bonus and payroll	3,037	6,378
Other accrued expenses	1,897	4,975

Total accrued expenses and other current liabilities	$15,556	$41,114

Of the $3.5 million deferred revenue balance included in the balance sheet at December 31, 2019, $2.8 million was recognized as revenue during the six months ended June 30, 2020 and substantially all of the remainder is expected to be recognized as revenue during the six months ending December 31, 2020. The Company expects substantially all of the deferred revenue at June 30, 2020 will be recognized as revenue within the next twelve months.

5.	Income Taxes

The effective income tax rate for the six months ended June 30, 2019 and 2020 was 21.4% and 22.0%, respectively and differs from the U.S. Federal statutory rate of 21% primarily due to effects of stock-based compensation, state income taxes and benefits from research and development tax credits.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law, featuring significant tax provisions and other measures to assist individuals and businesses impacted by the economic effects of the COVID-19 pandemic. The CARES Act increased the Section 163(j) interest expense deduction limitation from 30% to 50% of adjusted taxable income, provided for the payment deferral of certain Social Security taxes, made a technical correction allowing Qualified Improvement Property to be treated as 15-year property, and included numerous other provisions. The CARES Act increased the Company’s interest expense deduction applicable to the 2019 tax year resulting in a reduction of deferred tax assets and a corresponding reduction in income taxes payable of approximately $2.3 million during the six months ended June 30, 2020.

In March 2020, the ownership of the HeyDoctor PSCs was transferred to different medical professionals. The Company’s deferred income taxes reflects carryover tax attributes generated by the VIEs available for future utilization. Section 382 of the Internal Revenue Code (“IRC”) limits the utilization of U.S. net operating loss carryforwards (“NOLs”) following a change of control. As the 2020 change in ownership in the PSCs constitutes a change of control, U.S. NOLs from the PSCs will be subject to an annual limitation under IRC Section 382. Any limitation would not be material to the financial statements as a full valuation allowance has been established against the NOLs from the PSCs due to uncertainty regarding their future realization.

6.	Debt

The Company’s debt balances at December 31, 2019 and June 30, 2020 were as follows:

(in thousands)	At December 31, 2019	At June 30, 2020
Principal balance under First Lien Credit Agreement	$688,155	$684,640
Less unamortized debt issuance costs and discounts	(17,233)	(15,719)

	$670,922	$668,921
Principal balance under Revolving Credit Facility	—	28,000

	$670,922	$696,921

In March 2020, the Company borrowed an aggregate of $28.0 million under its line of credit.

In May 2020, the Company entered into an amendment of the First Lien to increase the amount of the line of credit by $60 million to $100 million. The line of credit matures on October 11, 2024 and bears interest at a rate equal to the LIBO Screen Rate plus a variable margin based on the Company’s most recently determined Net Leverage Ratio (as defined in the First Lien Credit Agreement), ranging from 2.50 to 3.00% on used amounts and 0.25 to 0.50% on unused amounts. The Company incurred lender and third-party costs of $1.3 million related to the amendment which are recorded in other assets.

7.	Commitments and Contingencies

Operating Leases

The following table presents contractual obligations for the Company’s non-cancellable operating leases at June 30, 2020:

(in thousands)
Years ending December 31,
2020 (remaining six months)	$1,460
2021	5,356
2022	5,254
2023	4,407
2024	4,562
2025 and thereafter	33,436

Total operating lease payments	54,475
Less: effects of discounting	(15,107)

Present value of operating lease liabilities	$39,368

Current portion of operating lease liabilities	$3,280
Long-term operating lease liabilities	$36,088

Legal Proceedings

During the normal course of business, the Company may become subject to legal proceedings, claims and litigation. Such matters are subject to many uncertainties and outcomes are not predictable with assurance.

Accruals for loss contingencies are recorded when a loss is probable, and the amount of such loss can be reasonably estimated.

As of June 30, 2020, the Company is not subject to any currently pending legal matters or claims that could have a material adverse effect on its financial position, results of operations, or cash flows should such litigation be resolved unfavorably.

8.	Stock-Based Compensation

Stock options

A summary of the stock option activity for the six months ended June 30, 2020 is as follows, in thousands, except per share amounts and term information:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2019	16,850	$3.82	8.2 years	$35,043
Granted	9,138	6.45			$3.04
Exercised	(689)	2.74		2,355
Expired/Cancelled/Forfeited	(1,258)	4.67

Outstanding at June 30, 2020	24,041	4.81	8.4 years	47,750

Exercisable at June 30, 2020	9,452	3.06	7.3 years	34,924

The fair value of option awards issued with service and performance vesting conditions are estimated on the grant date using the Black-Scholes option pricing model. The following table summarizes the assumptions used:

	Six Months Ended June 30,
	2019	2020
Risk-free interest rate	1.8% - 2.4%	0.4% - 1.4%
Expected term	5.9 - 6.3 years	5.3 - 6.3 years
Expected stock price volatility	50%	50% - 62%
Dividend yield	0%	0%
Fair value of common stock per share	$2.75 - $3.88	$5.94 - $ 6.84

For the six months ended June 30, 2019 and 2020, the stock-based compensation expense related to stock options was $1.4 million and $3.4 million, respectively. At June 30, 2020, there was $29.1 million of total unrecognized compensation cost related to stock options, excluding stock options which contain performance and market conditions described below, which is expected to be recognized over a weighted-average remaining service period of 3.3 years.

In June 2020, the Company granted stock options to purchase 0.6 million shares of common stock at an exercise price of $6.84 per share that vest upon continued service and the achievement of both performance and market conditions. For stock options to purchase 0.4 million shares of common stock, the service condition is satisfied monthly over a 4-year period and for stock options to purchase 0.2 million shares of common stock the service condition is satisfied on January 1, 2022. The performance condition is satisfied upon the closing of an IPO pursuant to an effective registration statement under the Securities Act of 1933, as amended, or a change in the control of the Company, as defined. The market condition is satisfied upon the Company’s common stock achieving a per share price threshold in the IPO, an average trading price of the Company’s stock for a period subsequent to the IPO, or a per share price in a change in control transaction. For stock options to purchase 0.2 million, 0.2 million and 0.2 million shares of common stock, the per share price thresholds for these market conditions are $17.82, $23.76 and $29.70, respectively, subject to adjustment for stock splits and other similar transactions. The Company estimated the grant date fair value of these awards to be $1.4 million using a Monte Carlo simulation model. No expense has been recognized for the six months ended June 30, 2020 as the performance condition is not probable of occurring for accounting purposes as of June 30, 2020. Upon the performance condition becoming probable for accounting purposes, the Company will recognize cumulative stock-based compensation expense on a graded vesting basis for the portion of the service period completed prior to the satisfaction of the performance condition.

In June 2020, the Company modified the terms of an option to purchase 0.4 million shares of common stock. The original award that would otherwise have been cancelled upon the employee’s departure from the Company was modified to permit the former employee to only exercise the award within 30 days after the completion of a performance condition, which are the Company completing its IPO or a change in control of the Company or a declaration of dividend payment, as defined. The fair value of this option of $2.4 million on the modification date will be recognized as compensation expense on the date the Company completes an IPO or there is a change in control, or when the declaration of a dividend is probable.

Restricted stock awards

The following table shows the activity of non-vested restricted shares for the six months ended June 30, 2020:

(in thousands, except per share amounts)	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted shares at December 31, 2019	1,879	$3.88
Granted	—	—
Vested	(470)	3.88

Nonvested restricted shares at June 30, 2020	1,409	3.88

For the six months ended June 30, 2019 and 2020, total stock-based compensation expense related to restricted stock awards was $0.4 million and $0.9 million, respectively. At June 30, 2020, there was $5.1 million of total unrecognized compensation cost related to these restricted shares which is expected to be recognized over the remaining service period of 2.8 years.

Stock-based compensation expense

Stock-based compensation is included in the following components of expenses on the accompanying statement of operations.

	Six Months Ended June 30,
(in thousands)	2019	2020
Cost of revenue	$—	$41
Product development and technology	816	1,814
Sales and marketing	600	1,478
General and administrative	320	998

	$1,736	$4,331

9.	Basic and diluted earnings per share

The computation of earnings per share for the six months ended June 30, 2019 and 2020 is as follows:

(in thousands, except per share data)	Six Months Ended June 30,
	2019	2020
Numerator:
Net income	$31,202	$54,683
Less: Undistributed earnings allocated to convertible preferred stock	(11,177)	(19,358)

Net income attributable to common stockholders - basic	$20,025	$35,325
Add: Undistributed earnings reallocated to holders of common stock	130	349

Net income attributable to common stockholders - diluted	20,155	35,674

Denominator:
Weighted average shares - basic	225,841	230,020
Dilutive impact of stock options and restricted stock awards	4,133	6,537

Weighted average shares - diluted	229,974	236,557

Earnings per share
Basic	$0.09	$0.15
Diluted	$0.09	$0.15

The following weighted-average potentially dilutive shares were excluded from the computation of diluted net income per share for the periods presented because including them would have been antidilutive:

	Six Months Ended June 30,
(in thousands)	2019	2020
Redeemable convertible preferred stock	126,046	126,046
Stock options and restricted stock awards	7,114	11,309

Pro forma earnings per share

The computation of unaudited pro forma earnings per share for the six months ended June 30, 2020 is as follows:

(in thousands, except per share data)

Numerator:
Net income - basic and diluted	$54,683
Denominator:
Weighted average shares - basic	230,020
Adjustment for assumed conversion of convertible preferred stock to common stock	126,046

Pro forma weighted-average shares - basic	356,066
Dilutive impact of stock options and restricted stock awards	6,537

Pro forma weighted-average shares - diluted	362,603

Pro forma earnings per share:
Basic	$0.15
Diluted	$0.15

10.	Subsequent Events

The Company has evaluated subsequent events through August 10, 2020, the date these condensed consolidated financial statements were available to be issued and has determined that there are no subsequent events that require disclosure in these condensed consolidated financial statements.

Events Subsequent to Date the Condensed Consolidated Financial Statements Were Available to Be Issued

On August 31, 2020, the Company acquired all of the equity interests of Scriptcycle, LLC, (“Scriptcycle”). Scriptcycle specializes in managing prescription programs and primarily partners with regional retail pharmacy chains to provide discount offerings. The purpose of the acquisition is to help expand the Company’s business capabilities, particularly in respect of its prescription offering. The Company paid $60.1 million related to the acquisition on August 31, 2020, including amounts placed in escrow, from available cash on hand. The aggregate purchase consideration is estimated to be approximately $57.2 million, subject to working capital and other closing adjustments, plus up to $2.9 million in contingent consideration based on the achievement of certain revenue thresholds. Additionally, up to $3.0 million of incremental compensation payments may be payable based on achievement of certain post acquisition revenue targets. In addition, the Company has agreed to issue restricted stock units with a value of $1.0 million and executed a new management incentive bonus plan with payments of up to $3.0 million over the next two years, both subject to the continued employment of certain employees of Scriptcycle following the acquisition. Due to the timing of the acquisition, the initial accounting for the acquisition including the valuation of the contingent consideration is incomplete. As such, the Company is not able to disclose certain information relating to the acquisition including the aggregate fair value of the purchase consideration and the preliminary fair value of assets acquired and liabilities assumed.

On September 11, 2020, the Board of Directors granted restricted stock units (“RSUs”) for an aggregate of 24,633,066 shares of common stock to the Company’s Co-Chief Executive Officers, subject to the completion of an initial public offering. Each of the Co-Chief Executive Officers received (i) 8,211,022 RSUs that vest based on the achievement of stock price goals ranging from $6.07 per share to $51.28 per share, subject to continued employment through the vest date (the “Performance-Vesting Founder Awards”) and (ii) 4,105,511 RSUs that vest in equal quarterly installments over four years, subject to continued employment through the vest date (the “Time-Vesting Founder Awards”). Any Performance-Vesting Founder Awards that vest will be settled in shares of common stock on the third anniversary after the applicable vesting date or, if earlier, upon a qualifying change in control event. If and when the initial public offering occurs, the estimated grant date fair value of these awards of $533.3 million is expected to be recognized over a weighted average period of 1.2 years, though could be earlier if the stock price goals are achieved earlier than estimated.

On September 11, 2020, the Company’s Board of Directors approved options to purchase 881,250 shares of common stock with an exercise price equal to the initial public offering price. The options became effective on the pricing of the initial public offering and will vest over approximately four years. At the initial public offering price of $33.00 per share, the Company estimates the grant date fair value of these options to be approximately $14.7 million, which will be recognized as compensation expense, net of forfeitures that occur, over an approximate period of four years.

On September 13, 2020, the Company entered into a stock purchase agreement with an existing investor to issue $100.0 million worth of shares of Class A common stock, with the price per share to be equal to the per share price to the public in the Company’s initial public offering of Class A common stock. Closing of the investment is subject to certain customary conditions, including the closing of the initial public offering of Class A common stock. The stock purchase agreement will terminate at any time upon the written consent of the Company and the investor, or on November 11, 2020, if the IPO has not been consummated.

On September 22, 2020 the Board of Directors granted RSUs for 917,750 shares of common stock, which will vest over a four-year period. The Company estimates the grant date fair value of these RSUs is approximately $30.3 million, which will be recognized as compensation expense, net of forfeitures that occur, over approximately four years.

Through and including October 17, 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription. GoodRx